Form 20-F
period 2021-12-31
Ambrx Biopharma Inc.
filed 2022-04-26
CIK 1836056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from                to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number
001-40505

Ambrx Biopharma Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation)
10975 North Torrey Pines Road
La Jolla, California 92037
,
United States
(address of principal executive offices)
Feng Tian, Ph.D.
President, Chief Executive Officer and Chairman of the Board of Directors
Ambrx Biopharma Inc.
10975 North Torrey Pines Road
La Jolla, California 92037
,
United States
(858)
875-2400
Feng.Tian@ambrx.com
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares (ADSs), each representing seven ordinary shares, par value $0.0001 per ordinary share	AMAM	The New York Stock Exchange
Ordinary shares, par value $0.0001 per share *		The New York Stock Exchange *

*	Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.
Ordinary shares, par value $0.0001 per share: 300,015,224 ordinary shares as of December 31, 2021, comprised of (i) 270,120,548 ordinary shares that were fully paid, issued and outstanding and (ii) 29,894,676 ordinary shares that were outstanding and have been issued to JPMorgan Chase Bank, N.A., as depositary, for future sales and issuances of ADSs, if any, as further described in this annual report.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☐    No   ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes   ☐    No   ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes   ☒    No   ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes   ☒    No   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.   ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15. U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐  Yes    ☒  No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17   ☐    Item 18   ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes   ☐    No   ☒

Audit Firm ID: 34	Auditor Name: Deloitte & Touche LLP	Auditor Location: San Diego, California, United States

GENERAL INFORMATION
Unless otherwise indicated or the context otherwise requires, all references in this Annual Report to the terms “Ambrx,” “Ambrx Biopharma,” “the company,” “we,” “us” and “our” refer to Ambrx Biopharma Inc. and its subsidiaries.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).
Our functional currency is the U.S. dollar. Unless otherwise specified, all monetary amounts presented are in U.S. dollars.
We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•	the timing, progress and results of preclinical studies and clinical trials for our product candidates, including our product development plans and strategies;

•	the timing, scope and likelihood of regulatory filings and approvals, including final regulatory approval of our product candidates;

•	the potential benefits and market opportunity for our product candidates and technologies;

•	expectations regarding the size, scope and design of clinical trials;

•	our manufacturing, commercialization, and marketing plans and strategies;

•	our plans to hire additional personnel and our ability to attract and retain such personnel;

•	our estimates of the number of patients who suffer from the diseases we are targeting and potential growth in the patient populations;

•	our expectations regarding the approval and use of our product candidates as first, second or subsequent lines of therapy or in combination with other drugs;

•	our competitive position and the development and impact of competing therapies that are or may become available;

•
expectations regarding future events under licensing and research and development agreements, including potential future payments, as well as our plans and strategies for entering into further licensing and research and development agreements;

•
our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering product candidates we may develop, including the extensions of existing patent terms where available, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;

•	the rate and degree of market acceptance and clinical utility of our product candidates we may develop;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our future financial performance;

•	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

•	the impact of laws and regulations; and

•	the impact of the COVID-19 pandemic and actions to slow its spread.

You should refer to the section titled “Item 3.D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.
You should read this Annual Report and the documents that we reference in this Annual Report, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size estimates, is based on information from independent industry analysts, third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and market, which we believe to be reasonable. In addition, while we believe the market opportunity information included in this Annual Report is generally reliable and is based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section of this Annual Report titled “Item 3.D Risk Factors.”
SUMMARY OF RISK FACTORS
Investing in our shares involves numerous risks, including the risks described in “Item 3.D Risk Factors” of this Annual Report. Below are some of our principal risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects:

•
We have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, may not be able to sustain it.

•
We will need to obtain substantial additional funding to complete the development and commercialization of our product candidates. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our product development programs or other operations.

•	We are early in our development efforts and have a limited history of conducting clinical trials to test our product candidates in humans.

•
Our business is highly dependent on our lead product candidate, ARX788, and we must complete additional clinical testing before we can seek regulatory approval and begin commercialization of ARX788 for any indication. If we are unable to obtain regulatory approval for, and successfully commercialize, ARX788, our business may be materially harmed and such failure may affect the viability of our other product candidates.

•
Preclinical and clinical development is a lengthy, expensive and uncertain process. The results of preclinical studies and early clinical trials are not always predictive of future results. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our product candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.

•	Our product candidates are based on novel technologies, making it difficult to predict the timing, results and cost of product candidate development and likelihood of obtaining regulatory approval.

•	We may encounter substantial delays in initiating or completing our clinical trials.

•
Serious adverse events, undesirable side effects or other unexpected properties of our product candidates may be identified during development or after approval, which could lead to the discontinuation of our clinical development programs, refusal by regulatory authorities to approve our product candidates or, if discovered following marketing approval, revocation of marketing authorizations or limitations on the use of our product candidates thereby limiting the commercial potential of such product candidate.

•
We rely on third parties to conduct, supervise, and monitor our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

•
We are currently party to several in-license agreements under which we acquired rights to use, develop, manufacture and/or commercialize certain of our platform technologies and resulting product candidates. If we breach our obligations under these agreements, we may be required to pay damages, lose our rights to these technologies or both, which would adversely affect our business and prospects.

•
We are dependent on our license agreements and R&D Agreements with various partners to develop and commercialize products using our technologies in various fields and indications as well as certain of our product candidates in certain geographies. The failure to maintain our R&D Agreements with our collaboration partners or the failure of our partners to perform their obligations under our R&D Agreements with them, could negatively impact our business.

•	We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us.

•
If we are unable to obtain and maintain sufficient intellectual property protection for our platform technologies and product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and indebtedness.
Not applicable

C.	Reasons for the offer and use of proceeds.
Not applicable

D.	Risk Factors.

RISK FACTORS
An investment in our American Depositary Shares (ADSs), involves a high degree of risk. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and/or prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made in this report and those we may make from time to time. In such an event, the market price of our ADSs could decline and you may lose all or part of your investment. You should consider all of the risk factors described when evaluating our business.
Risks Related to Our Financial Position, Capital Requirements and Limited Operating History
We have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, may not be able to sustain it.
We have never generated any revenue from product sales and have incurred net losses each year since we commenced operations. For the year ended December 31, 2021, our net loss attributable to our shareholders was $68.1 million. We expect that it will be several years, if ever, before we have a product candidate that will achieve regulatory approval and be commercialized. We expect to incur increasing levels of operating losses over the next several years and for the foreseeable future as we advance our product candidates through clinical development. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital.
To become and remain profitable, we must develop and eventually commercialize a product or products with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in these activities and, even if we succeed in commercializing one or more of our product candidates, we may never generate revenue that is significant enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Our failure to become and remain profitable could decrease the value of our ADSs and impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.
Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
We are a clinical-stage biologics company with a limited operating history. As an organization, we have not demonstrated an ability to successfully complete late-stage clinical trials, obtain regulatory approvals, manufacture our product candidates at commercial scale or arrange for a third party to do so on our behalf, conduct sales and marketing activities necessary for successful commercialization, or obtain reimbursement in the countries of sale. We may encounter unforeseen expenses, difficulties, complications, and delays in achieving our business objectives. Our short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. If we do not address these risks successfully or are unable to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities, then our business will be materially harmed.
We will need to obtain substantial additional funding to complete the development and commercialization of our product candidates. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our product development programs or other operations.
Since our inception, we have financed our operations primarily through sales of our capital stock and funding from our collaborations. The development of biological product candidates is capital intensive. As our product candidates enter and advance through preclinical studies and clinical trials, we will need substantial additional funds to pay external development costs and expand our clinical, regulatory, quality and manufacturing capabilities. If we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to marketing, sales, manufacturing and distribution. Furthermore, we have incurred and expect to incur additional costs associated with operating as a public company.
As of December 31, 2021, we had $170.1 million in cash and cash equivalents. Based upon our current operating plan, we estimate that our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next 12 months from the date of this Annual Report.
We have based these estimates on assumptions that may prove to be incorrect or require adjustment as a result of business decisions, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•
the initiation, trial design, progress, timing, costs and results of drug discovery, preclinical studies and clinical trials of our product candidates, and in particular the clinical trials for ARX788;

•	the number and characteristics of product candidates that we pursue, as well as the indications for which we develop our product candidates;

•
the length of our clinical trials, including, among other things, as a result of delays in enrollment, difficulties enrolling sufficient subjects or delays or difficulties in clinical trial site initiations;

•	the outcome, timing and costs of seeking regulatory approvals for our product candidates;

•	the costs of manufacturing our product candidates, in particular for clinical trials in preparation for marketing approval and in preparation for commercialization;

•	the costs of any third-party products used in our combination clinical trials that are not covered by such third party or other sources;

•	the costs associated with hiring additional personnel and consultants as our preclinical, manufacturing, regulatory and clinical activities increase;

•	whether and when we receive marketing approvals and revenue from any commercial sales of any of our product candidates, if approved;

•	the cost of commercialization activities for any of our product candidates, if approved, including marketing, sales and distribution costs;

•	the emergence of competing therapies and other adverse market developments;

•	the ability to establish and maintain strategic collaboration, licensing or other arrangements and whether and when we receive or are obligated to make payments under such arrangements;

•	the extent to which we in-license or acquire other products and technologies and the terms of these transactions;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	our need and ability to retain key management and hire scientific, technical, business, and medical personnel;

•	our implementation of additional internal systems and infrastructure, including operational, financial and management information systems;

•	the costs associated with expanding our facilities or building out our laboratory space;

•	the extent of the impacts and duration of the COVID-19 pandemic; and

•	the costs of operating as a public company.

Because we do not expect to generate revenue from product sales for several years, if at all, we will need to obtain substantial additional funding in connection with our continuing operations and expected increases in expenses. Until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. The impact of the
COVID-19
pandemic, the ongoing conflict between Ukraine and Russia, changes in interest rates and economic inflation on capital markets may affect the availability, amount and type of financing available to us in the future. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.
Raising additional capital may cause dilution to our shareholders restrict our operations or require us to relinquish rights to our technologies or product candidates.
Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an ADS holder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as limitations on our ability to incur additional debt, make capital expenditures or declare dividends.
If we raise funds through collaborations or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates
We are early in our development efforts and have a limited history of conducting clinical trials to test our product candidates in humans.
We are early in our development efforts and most of our operations to date have been limited to developing our platform technologies and conducting drug discovery and preclinical studies. As a result, there are many steps in the drug development process that we must still successfully complete and have limited experience with as a company.
Our ability to successfully complete development of any of our current and future product candidates will depend on a number of factors, including:

•	successful completion of preclinical studies;

•
submission of Investigational New Drug (IND) or other regulatory applications to allow for initiation of our planned and future clinical trials and authorizations from regulators to initiate clinical trials;

•	successful initiation, execution and completion of, planned and future clinical trials and achieving positive results from such trials;

•	demonstrating a risk-benefit profile acceptable to regulatory authorities;

•	clinical trial data that are sufficient to support marketing approvals from applicable regulatory authorities;

•
and obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates and avoiding infringement of third party intellectual property rights.

If we do not achieve one or more of these requirements in a timely manner, we could experience significant delays or an inability to successfully complete development of our product candidates, which would materially harm our business.
Our business is highly dependent on our lead product candidate, ARX788, and we must complete additional clinical testing before we can seek regulatory approval and begin commercialization of ARX788 for any indication. If we are unable to obtain regulatory approval for, and successfully commercialize, ARX788, our business may be materially harmed and such failure may affect the viability of our other product candidates.
There is no guarantee that any of our product candidates will proceed in preclinical or through clinical development or achieve regulatory approval. The process for obtaining marketing approval for any product candidate is very long and risky and there will be significant challenges for us to address in order to obtain marketing approval as planned or, if at all.
There is no guarantee that the results obtained in current clinical trials of ARX788 or future clinical trials will be sufficient to obtain regulatory approval. In addition, because our lead product candidate is our most advanced product candidate, and because our other product candidates and future product candidates are based or will be based on our synthetic amino acid (SAA) technology, if our lead product candidate encounters safety or efficacy problems, developmental delays, regulatory issues, or other problems, our development plans and business related to our other current or future product candidates could be significantly harmed. In addition, our most advanced internal product candidates in our antibody-drug conjugates (ADC) franchise rely on AS269, our proprietary cytotoxic payload, meaning that a toxicity, manufacturing or other issue with AS269, including an issue identified during clinical trials of ARX788, could negatively impact these other product candidates, which would harm our business. A failure of our lead product candidate may affect the ability to obtain regulatory approval to continue or conduct clinical programs for our other or future product candidates. Moreover, anti-tumor activity may be different in each of the different tumor types we plan on evaluating in our clinical trials. As a consequence, we may have to negotiate with the United States Food and Drug Administration (FDA) to reach agreement on defining the optimal patient population, study design and size in order to obtain regulatory approval, any of which may require additional resources and delay the timing of our clinical trials and ultimately the approval, if any, of any of our product candidates. Further, competitors who are developing products with similar technology may experience problems with their products that could become, or be perceived to be, problems with our product candidates.
Preclinical and clinical development is a lengthy, expensive and uncertain process. The results of preclinical studies and early clinical trials are not always predictive of future results. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our product candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.
The research and development of drugs and biological products is extremely risky. Only a small percentage of product candidates that enter the development process ever receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, can take many years to complete and its outcome is uncertain. We may face unforeseen challenges in our product candidate development strategy, and we can provide no assurances that we will ultimately be successful in our current and future clinical trials or that our product candidates will be able to receive regulatory approval. The results of preclinical studies and early clinical trials of our product candidates and other products, even those with the same or similar mechanisms of action, may not be predictive of the results of later-stage clinical trials. For example, it is not uncommon for product candidates to exhibit unforeseen safety or efficacy issues when tested in humans despite promising results in preclinical animal models. In particular, while we have conducted preclinical studies of ARX517 and other product candidates, we do not know how any of these product candidates will perform in clinical trials. In addition, while we have seen promising results in clinical trials of ARX788, we do not know whether initial tumor responses will be durable, whether ARX788 will show similar activity against additional tumor types, whether results in clinical trials conducted in China, including those sponsored by NovoCodex, a subsidiary of ZMC, will be replicated in trials conducted in the United States or other countries, whether current trial design or dose selection is appropriate, or whether adverse events will arise over time.
In particular, most of the ARX788 clinical data that has been generated to date has been in patient cohorts based on a 1.5 mg/kg Q3W dose with a frozen liquid formulation. The ARX788 formulation has evolved from a frozen liquid formulation, which is viable for early-stage clinical trials, to a more commercially viable lyophilized powder formulation. Based on the PK analysis, the lyophilized powder formulation appears to have a slightly lower exposure compared to frozen liquid formulation. Guided by PK modeling, a safety lead-in phase was added to ACE-Breast-03 with a total of 20 subjects randomized 1:1 to the 1.6 mg/kg and 1.7 mg/kg Q3W arm. We also added a new dose expansion part to our ACE-Pan tumor-01 trial to study the two doses of lyophilized powder formulation. The totality of safety, PK and efficacy data from the two studies will be used to determine the Recommended Phase 2 Dose (RP2D) for the lyophilized powder formulation. Once the RP2D is determined, we will open enrollment in the main study of ACE-Breast-03 at RP2D. Further dose optimization of the ARX788 may be needed in the future when more clinical data become available.
Future results of preclinical and clinical testing of our product candidates are also less certain due to the novel and relatively untested nature of our approach in engineering and developing engineered precision biologics (EPBs) and incorporating SAAs into proteins. In general, clinical trial failure may result from a multitude of factors including flaws in study design, dose selection, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits. As such, failure in clinical trials can occur at any stage of testing. A number of companies in the biologics industry have suffered setbacks in the advancement of clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials.
Additionally, some of our ongoing and future clinical trials may be open-label in study design and may be conducted at a limited number of clinical sites on a limited number of patients. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. For example, given that our Phase 1 clinical trial of ARX788 includes an open-label dosing design, the results from this clinical trial may not be predictive of future clinical trial results with this or other product candidates for which we conduct an open-label clinical trial when studied in a controlled environment with a placebo or active control.
Prior to obtaining approval to commercialize any product candidate in the United States or internationally, we must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA, National Medical Products Administration (NMPA), European Medicines Agency (EMA) or comparable foreign regulatory authorities, that such product candidate is safe and effective for its intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe that the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA, NMPA, EMA or comparable regulatory authorities. The FDA or other regulatory authorities may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or they may object to elements of our clinical development program, requiring their alteration. Furthermore, there is no assurance the clinical data from any of our planned clinical trials or clinical trials sponsored by our collaboration partners in China, where the patients are predominately of Chinese descent, will produce similar results in patients of different races, ethnicities or those of non-Chinese
descent.
If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our product candidates, we may:

•	incur unplanned costs;

•	be delayed in or prevented from continuing clinical development and obtaining marketing approval for our product candidates;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings or contraindications;

•	be subject to changes or limitations in the way the product is administered;

•	be required to perform additional preclinical studies or clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw their approval of the product, if granted, or impose restrictions on its distribution in the form of a Risk Evaluation and Mitigation Strategy (REMS);

•	become subject to litigation; or

•	experience damage to our reputation.
If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are not as positive as we expect or if there are safety concerns, our business and results of operations may be adversely affected and we may incur significant additional costs.
In addition, even if the clinical trials are successfully completed, preclinical and clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA, NMPA or EMA or comparable foreign regulatory authorities will interpret the results as we do, and more clinical trials could be required before we submit our product candidates for approval. To the extent that the results of the clinical trials are not satisfactory to the FDA, NMPA or EMA or comparable foreign regulatory authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional clinical trials in support of potential approval of our product candidates.
Our product candidates are based on novel technologies, making it difficult to predict the timing, results and cost of product candidate development and likelihood of obtaining regulatory approval.
We have concentrated our research and development efforts on product candidates using our platform technologies, and our future success depends on the successful development of this approach. We have not yet succeeded and may not succeed in demonstrating efficacy and safety for any product candidates based on our platform technologies, and use of our platform technologies may not ever result in marketable therapies. In particular, while we believe that our site-specific incorporation of SAAs into proteins may be capable of overcoming certain challenges faced by traditional ADC approaches, we cannot be certain that our technologies will result in the intended benefits or will not result in unforeseen negative consequences, particularly because there is limited experience in the field with this approach to engineering bio-conjugates.
In addition, the clinical trial requirements of the FDA, NMPA, EMA and comparable regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more expensive and take longer than for other, better known or extensively studied approaches.
The ADC and immuno-oncology fields are also rapidly evolving and as competitors use or develop alternative technologies, any failures of related product candidates could adversely impact our programs. For example, other companies are developing novel conjugation approaches to ADCs and are developing TLR7/8 agonists, some of which are conjugated to monoclonal antibodies in the immuno-oncology space. Regardless of our belief that our approach of EPBs has advantages over conventional biologics and bio-conjugates,
issues encountered with other programs could create a negative perception of or increase scrutiny for our platform technologies and product candidates.
As an organization, we are in the process of conducting Phase 1, Phase 2 and Phase 2/3 clinical trials, have never conducted later-stage clinical trials or submitted a biologics license application (BLA), and may be unable to do so for any of our product candidates.
We are early in our development efforts for our product candidates, and we will need to successfully complete clinical development, including later-stage and pivotal clinical trials, in order to obtain FDA, NMPA, EMA or comparable regulatory authority approval to market ARX788 or any future product candidates. Carrying out later-stage clinical trials and the submission of a successful BLA is a complicated process. As an organization, we are in the process of conducting Phase 1, Phase 2 and Phase 2/3 clinical trials for ARX788 and have not yet conducted any, and have relied, and will continue to rely, on collaboration partners to conduct later stage or potentially pivotal clinical trials for ARX788 and other current and future product candidates. We have limited experience as a company in preparing, submitting and prosecuting regulatory filings and have not previously submitted a BLA or other comparable foreign regulatory submission for any product candidate. We also plan to conduct a number of clinical trials for multiple product candidates in parallel over the next several years. This may be a difficult process to manage with our limited resources. In addition, we have had limited interactions with the FDA and cannot be certain how many clinical trials of our product candidates will be required or how such trials will have to be designed. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to regulatory submission and approval of any of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in submitting BLAs for and commercializing our product candidates.
We may encounter substantial delays in initiating or completing our clinical trials.
Clinical trials may not be initiated or completed on schedule, if at all. For example, we cannot begin Phase 1 clinical trials until we complete certain preclinical development activities and submit and receive authorization to proceed under IND applications and the timing and success of these events are uncertain. We may experience delays in obtaining the FDA’s authorization to initiate clinical trials under future INDs. Even after we are authorized to proceeds with clinical trials, numerous events could prevent successful or timely completion of clinical development, including:

•	delays in reaching a consensus with regulatory authorities on trial design;

•	delays in reaching agreement or failing to agree on acceptable terms with prospective contract research organizations (CROs) and clinical trial sites;

•	delays in opening sites, including delays in obtaining required approvals from institutional review boards (IRBs) and recruiting suitable patients to participate in our clinical trials;

•	delays in enrolling patients in our clinical trials;

•
failure by our CROs, other third parties or us to adhere to the trial protocol or applicable regulatory requirements, including the FDA’s good clinical practices (GCPs) or applicable regulatory requirements in other countries;

•
regulatory authorities finding deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we or any of our potential future collaborators contract for clinical supplies;

•
delays in the testing, validation, manufacturing and delivery of our product candidates to the treatment sites, including due to a facility manufacturing any of our product candidates or any of their components being ordered by the FDA, NMPA, EMA or comparable regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practices (cGMP) regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

•
imposition of a clinical hold by institutional review boards (IRBs) or regulatory authorities as a result of a serious adverse event (SAE), concerns with a class of product candidates, after an inspection of our clinical trial operations or trial sites, or for other reasons;

•
suspensions or terminations by us, the IRBs of the institutions at which such trials are being conducted, by the Safety Review Committee or Data Safety Monitoring Board, for such trial or by regulatory authorities due to a number of factors, including those described above;

•	patients not completing participation in a trial, returning for post-treatment follow-up or otherwise failing to adhere to clinical trial protocols;

•	lack of adequate funding; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.
In addition, the ongoing
COVID-19
pandemic (and the measures taken by governmental authorities to slow its spread) and the ongoing conflict between Ukraine and Russia could disrupt the supply chain and the manufacture or shipment of drug substances and finished drug products for our product candidates for use in our research and clinical trials, delay, limit or prevent our employees and CROs from continuing research and development activities, impede the ability of patients to enroll or continue in clinical trials, or impede testing, monitoring, data collection and analysis or other related activities, any of which could delay our clinical trials and increase our development costs, and have a material adverse effect on our business, financial condition and results of operations. For example, the
COVID-19
pandemic has impacted our clinical trial sites in the United States and Australia, with some sites temporarily suspending or slowing enrollment due to quarantines, travel limitations, site personnel shortages or patients’ fear of contracting
COVID-19.
Any inability to timely initiate and successfully complete clinical trials could result in additional costs to us or impair our ability to achieve regulatory and commercialization milestones. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates, if approved, or allow our competitors to bring comparable drugs to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations and prospects.
If we experience delays or difficulties enrolling patients in our clinical trials, our research and development efforts and business, financial condition and results of operations could be materially adversely affected.
Successful and timely completion of clinical trials will require that we identify, qualify and enroll a sufficient number of patients. These trials and other trials we conduct may be subject to delays as a result of patient enrollment taking longer than anticipated, patient withdrawal or adverse events. For example, we and our partners have multiple ongoing and planned clinical trials for our lead internal product candidate, ARX788, which will require a substantial number of patients to be enrolled on an aggregate basis. Delays in enrolling patients in these trials would adversely impact our overall clinical development strategy for ARX788 and delay our ability to seek regulatory approval.
Our clinical trials compete with other clinical trials that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in trials being conducted by others.
Because the number of qualified clinical investigators and clinical trial sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because certain of our product candidates represent a departure from more commonly used methods for cancer treatment and because certain of our product candidates have not been tested in humans before, potential patients and their doctors may be inclined to use conventional therapies, such as other available therapies, rather than enroll patients in any future clinical trial.
In addition to the potentially small populations, the eligibility criteria of our planned clinical trials will further limit the pool of available study participants as we will require that patients have specific characteristics. Additionally, the process of finding and diagnosing patients may prove costly. We also may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical studies because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical study sites for prospective patients, the availability of genetic sequencing information for patient tumors so that we can identify patients with the targeted genetic mutations, and the patient referral practices of physicians. If patients are unwilling to participate in our studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed.
Patient enrollment depends on many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	eligibility criteria for the trial;

•	the proximity of patients to clinical sites;

•	the design of the clinical protocol;

•	the ability to obtain and maintain patient consents;

•	the ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the risk that patients enrolled in clinical trials will drop out of the trials before the administration of our product candidates or trial completion;

•	reporting of the preliminary results of our clinical trials;

•	the number of competing clinical trials;

•	the availability of new drugs approved for the indication the clinical trial is investigating;

•	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies; and

•	other factors we may not be able to control.
In addition, the
COVID-19
pandemic has impacted clinical trials broadly, including our own, with some sites temporarily suspending or slowing enrollment due to quarantines, travel limitations, site personnel shortages or patients unwilling to enroll out of fear of contracting
COVID-19.
Enrollment and retention of patients in clinical trials could also be disrupted by geopolitical events, including civil or political unrest (such as the ongoing conflict between Ukraine and Russia), terrorism, insurrection or war, man-made
or natural disasters, or public health pandemics or epidemics or other business interruptions, including the current
COVID-19
pandemic and future outbreaks of the disease. These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.
Serious adverse events, undesirable side effects or other unexpected properties of our product candidates may be identified during development or after approval, which could lead to the discontinuation of our clinical development programs, refusal by regulatory authorities to approve our product candidates or, if discovered following marketing approval, revocation of marketing authorizations or limitations on the use of our product candidates thereby limiting the commercial potential of such product candidate.
To date, we have only tested ARX788 in a limited number of cancer patients and these clinical trial participants have only been observed for a limited period of time after dosing. As we continue developing ARX788 and initiate clinical trials of our other current and future product candidates, SAEs, undesirable side effects, relapse of disease or unexpected characteristics may emerge causing us to abandon these product candidates or limit their development to more narrow uses or subpopulations in which the SAEs or undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective or in which efficacy is more pronounced or durable. For example, the general goal of ADC approaches is to deliver a toxic payload to a tumor site to kill the cancer cells, but the unintended exposure of healthy cells to the cytotoxic payload has resulted in numerous ADC candidates failing in development due to safety issues and has limited the therapeutic window of approved ADC therapies, and we cannot guarantee that our ADC candidates will not suffer from similar safety issues. Should we observe unexpected types or levels of SAEs in our clinical trials or identify other undesirable side effects or other unexpected safety findings, our trials could be delayed or even stopped and our development programs may be halted entirely. For example, in an earlier first-in-human
(FIH) study conducted in Australia and New Zealand with doses ranging from 0.33 to 2.9 mg/kg, two pneumonitis SAEs were observed in the 2.2 mg/kg cohort, including one death of an
85-year-old
patient, who suffered a concurrent pulmonary embolism. Our partner voluntarily terminated the FIH study after 9 patients were dosed and ran a new study to narrow the increments of dose escalation, exclude patients who may be at risk of pneumonitis and provide guidance to investigators to monitor and appropriately manage pneumonitis events. While we believe that the SAEs encountered in the FIH study were due to high doses being studied and other trial design flaws and our doses of 1.5 mg/kg to 1.7 mg/kg are lower than the 2.2 mg/kg dosed in the FIH study and have been observed to be generally well-tolerated to date, our ongoing or future trials may encounter similar safety issues, particularly as we enroll more patients at higher doses of ARX788. In addition to pneumonitis, there have been other adverse events of special interests observed in ARX788 clinical trials, such as ocular adverse events and mild to moderate ALT/AST increase. In particular, ocular adverse events have occurred with high incidence rate in ARX788 clinical trials, and while only one of these events was reported as a drug-related SAE and we have since implemented preventative measures such as eye drops for trial participants, we cannot guarantee that ocular adverse events with greater severity will not occur or that the incidence of these adverse events, even if non-serious,
will not harm our ability to obtain marketing approvals for ARX788 or, if approved, to achieve market adoption. In the ongoing Phase 2/3
ACE-Breast-02
clinical trial being conducted in China by NovoCodex, of approximately 197 patients that had been randomized to the ARX788 treatment arm as of March 31, 2022, 27 patients experienced drug-related SAEs, including three patients who died (one of respiratory failure, one of pneumonitis, and one of interstitial lung disease). In addition, as of March 31, 2022, an aggregate of eight drug-related SAEs had been reported from the 183 patients dosed with ARX788 in the
ACE-Breast-01,
ACE-Pan
tumor-01
and
ACE-Gastric-01
trials of ARX788.

Even if our product candidates initially show promise in early clinical trials, the side effects of biological products are frequently only detectable after they are tested in larger, longer and more extensive clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. Sometimes, it can be difficult to determine if the SAEs or unexpected side effects were caused by the product candidate or another factor, especially in oncology subjects who may suffer from other medical conditions and be taking other medications. For example, treatment of cancer patients with our immuno-oncology (IO) product candidates may be in combination with other cancer drugs, such as other immuno-oncology agents, monoclonal antibodies or other protein-based drugs or small molecule anti-cancer agents such as targeted agents or chemotherapy, which can cause side effects or adverse events that are unrelated to our product candidate but may still impact the success of our clinical trials. Additionally, the inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or other underlying conditions. As described above, any of these events could prevent us from obtaining regulatory approval or achieving or maintaining market acceptance of our product candidates and impair our ability to commercialize our products.
If serious adverse or unexpected side effects are identified during development or after approval and are determined to be attributed to our product candidate, we may be required to develop a Risk Evaluation and Mitigation Strategy (REMS) plan to ensure that the benefits of treatment with such product candidate outweigh the risks, which may include, among other things, a medication guide, communication plan to healthcare practitioners or additional elements to assure safe use, such as patient education, extensive patient monitoring through registries or restricted distribution methods. Product-related side effects could also result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.
In addition, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, or any other similar biologics, after such approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may suspend, withdraw or limit approvals of such product;

•
regulatory authorities may require additional warnings on the label, including a “boxed” warning or contraindication, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	regulatory authorities may require a REMS plan to mitigate risks;

•	we may be required to change the way a product is distributed or administered, conduct additional clinical trials, or change the labeling of the product;

•	the product may become less competitive, and our reputation may suffer;

•	we may decide to remove the product from the marketplace; and

•	we may be subject to regulatory investigations and government enforcement actions, including fines, injunctions or the imposition of civil or criminal penalties.
Interim, topline and preliminary data from our preclinical studies and clinical trials may change as more data become available, and are subject to audit and verification procedures that could result in material changes in the final data.
This Annual Report contains, and we have disclosed and intend to publicly disclose from time to time in the future, interim, topline or preliminary data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change as more data become available. We may also announce topline data following the completion of a preclinical study or clinical trial, which may be subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim, topline and preliminary data should be viewed with caution until the final data are available. Adverse differences between previous preliminary or interim data and future interim or final data could significantly harm our business prospects.
From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us, our collaboration partners, or by our competitors could result in volatility in the price of our ADSs.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product, our company in general and our ADSs. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine to be material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, topline, or preliminary data that we report differ from future or more comprehensive data, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for and commercialize our product candidates, our business, operating results, prospects or financial condition may be harmed.
We may not be able to submit INDs or IND amendments to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.
We may not be able to submit future INDs for our product candidates on the timelines we expect. For example, we may experience manufacturing delays or other delays with
IND-enabling
studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND. Any failure to submit INDs on the timelines we expect or to obtain regulatory approvals for our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.
We intend to investigate ARX788 and potentially other product candidates in combination with other therapies, which exposes us to additional risks.
We intend to investigate ARX788 and potentially other product candidates in combination with one or more other approved or unapproved therapies to treat cancer or other diseases. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or comparable foreign regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA or comparable foreign regulatory authorities may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.
We also may choose to evaluate our current product candidates or any other future product candidates in combination with one or more cancer therapies that have not yet been approved for marketing by the FDA or comparable foreign regulatory authorities. We will not be able to market and sell our current product candidates or any product candidate we develop in combination with an unapproved cancer therapy for a combination indication if that unapproved therapy does not ultimately obtain marketing approval either alone or in combination with our product. In addition, unapproved cancer therapies face the same risks described with respect to our product candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval.
If the FDA or comparable foreign regulatory authorities do not approve these other products or revoke their approval of, or if safety, efficacy, quality, manufacturing or supply issues arise with, the products we choose to evaluate in combination with our product candidate we develop, we may be unable to obtain approval of or market such combination therapy.
We may seek Breakthrough Therapy designation or additional Fast Track designations by the FDA for one or more of our product candidates, but we may not receive such designations, and even if we do, such designations may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.
We may seek Breakthrough Therapy or additional Fast Track designations for some of our product candidates. If a drug or biologic is intended for the treatment of a serious or life-threatening condition and clinical or preclinical data demonstrate the potential to address unmet medical needs for this condition, the product candidate may be eligible for Fast Track designation. The benefits of Fast Track designation include more frequent interactions between FDA and the sponsor of the trial to discuss the product candidate’s development plan and extent of safety data needed to support approval and use of biomarkers. Product candidates that have been designated as Fast Track are also eligible for rolling review, which means that a sponsor can submit completed sections of its BLA for review by FDA, rather than waiting until every section of the BLA is completed before the entire application can be reviewed. BLA review usually does not begin until the entire application has been submitted to the FDA.
A Breakthrough Therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. A product candidate designated as a Breakthrough Therapy by the FDA may be eligible for all features of Fast Track designation, intensive guidance on an efficient product development program, beginning as early as Phase 1, and organizational commitment involving senior managers at the FDA.
Product candidates designated as Fast Track and Breakthrough Therapy by the FDA may also be eligible for other expedited approval programs, including accelerated approval and priority review, but such designation does not assure any such qualification or ultimate marketing approval by the FDA. The FDA has broad discretion whether or not to grant these designations, so even if we believe a particular product candidate is eligible for a designation, we cannot assure you that the FDA would decide to grant it. Though we have obtained Fast Track designation for ARX788 as monotherapy for the treatment of advanced or metastatic HER2-positive breast cancer patients who have received one or more prior anti-HER2-based regimens in the metastatic setting and even if we obtain additional Fast Track designations and/or Breakthrough Therapy designation for ARX788 or any of our other product candidates, we may not experience a faster development process, review or approval compared to
non-expedited
FDA review procedures. In addition, the FDA may withdraw Fast Track designation or Breakthrough Therapy designation if it believes that the designation is no longer supported by emerging data or the product development program is no longer being pursued. In addition, while ARX788 was granted Breakthrough Therapy designation by the NMPA for the second-line treatment of metastatic HER2-positive breast cancer, we cannot guarantee that we or our partner, NovoCodex will ultimately realize the potential benefits of Breakthrough Therapy designation in China.
We may in the future seek additional orphan drug designations by the FDA for ARX788 or certain of our other product candidates, but we may be unable to obtain such designations or maintain or ultimately realize the potential benefits of orphan drug designation for ARX788 and any other product candidates that obtain such designation, which may cause our revenue, if any, to be reduced.
We received orphan drug designation for ARX788 for the treatment of gastric cancer, including cancer at the gastroesophageal junction. The FDA grants orphan designation to drugs or biologics that are intended to treat a rare disease or condition with fewer than 200,000 patients in the United States or that affects 200,000 or more persons in the United States but where there is no reasonable expectation for a sponsor to recover the costs of developing and marketing the drug or biologic in the United States. Orphan drug designation must be requested before submitting an NDA or BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and application fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug or biologic and its potential orphan use are disclosed publicly by the FDA. However, orphan drug designation neither shortens the development time nor regulatory review time of a product candidate nor gives the candidate any advantage in the regulatory review or approval process.
In addition, if a product that has orphan designation subsequently receives the first FDA approval for a particular active ingredient for the indication for which it has orphan designation, the product is entitled to orphan product exclusivity, which means the FDA may not approve any other application to market the same drug or biologic for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity to meet the needs of patients for which the product was designated. As a result, even if one of our product candidates receives orphan exclusively, the FDA can still approve other drugs and biologics that have a different active ingredient for use in treating the same indication or disease. Furthermore, the FDA can waive orphan exclusively if we are unable to manufacture sufficient supply of our product.
We may seek orphan drug designation for ARX788 and certain of our other product candidates in additional orphan indications in which there is a medically plausible basis for the use of these products. Even if we obtain orphan drug designation, exclusive marketing rights in the United States may also be unavailable if we or our collaborators seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, even if we seek orphan drug designation for certain of our other product candidates, we may never receive such designations. Even if we obtain orphan drug designation, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan exclusivity for a product candidate, that exclusivity may not effectively protect the product from competition because different drugs or biologics can be approved for the same condition.
On August 3, 2017, the Congress passed the FDA Reauthorization Act of 2017 (FDARA). FDARA, among other things, codified the FDA’s preexisting regulatory interpretation, to require that a drug or biologic sponsor demonstrate the clinical superiority of an orphan product that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan exclusivity. The law reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. Moreover, in the Consolidated Appropriations Act of 2021, Congress did not further change this interpretation when it clarified that the interpretation codified in FDARA would apply in cases where FDA issued an orphan designation before the enactment of FDARA but where product approval came after the enactment of FDARA. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.
Accelerated approval by the FDA, even if granted for ARX788 or any other product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.
We plan to seek approval of ARX788 and may seek approval of other product candidates using the FDA’s accelerated approval pathway. Accelerated approval requires the data to indicate the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. We plan to seek accelerated approval of ARX788 following the completion of the initial Phase 2 clinical trials, with subsequent trials providing the basis for full approval. However, it is possible that at the time of a BLA submission, ARX788 would not be eligible for accelerated approval or the FDA could determine that accelerated approval is not warranted. In particular, because the FDA has already approved therapies for breast cancer, including those targeting HER2, and because additional products may be approved while we are developing ARX788, it is difficult to predict whether accelerated approval will be possible for ARX788 at the time we expect to submit a BLA. If data from our initial Phase 2 clinical trials do not provide evidence sufficient for accelerated approval, additional clinical testing would be required to support approval. While we intend to initiate randomized Phase 3 clinical trials for ARX788 regardless, if we were unable to obtain accelerated approval based on the results of our Phase 2 clinical trial, it could significantly delay the approval of, and our ability to commercialize, ARX788.
As a condition of accelerated approval, the FDA requires that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires as a condition for accelerated approval pre-approval
of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA approval.
We currently conduct and may in the future conduct clinical trials for our product candidates outside the United States, and the FDA, NMPA, EMA or comparable foreign regulatory authorities may not accept data from such trials.
We are currently conducting a Phase 2 trial of ARX788 in patients with HER2-positive breast cancer that will involve clinical sites in the United States and various other countries, as well as a Phase 1 pan tumor trial of ARX788 in patients with HER2-positive cancers in Australia and the United States. Our partner NovoCodex is currently conducting a Phase 1 and Phase 2/3 clinical trial of ARX788 in patients with HER2-positive metastatic breast cancer in China and a Phase 1 clinical trial of ARX788 in patients with HER2-positive gastric/GEJ cancer in China. NovoCodex also initiated a potentially registrational Phase 2/3 clinical trial in patients with HER2-positive gastric/GEJ cancer in China for which we, as the sponsor outside of China, intend subsequently to enroll patients in this trial in additional countries after submission of clinical trial applications for those jurisdictions. We also plan to conduct one or more future clinical trials of ARX788 and other product candidates outside the

United States, including in Europe. The acceptance of trial data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection
by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site
inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, NMPA, EMA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, NMPA, EMA or any comparable regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.
Our product candidates must meet extensive regulatory requirements before they can be commercialized and any regulatory approval may contain limitations or conditions that require substantial additional development expenses or limit our ability to successfully commercialize the product.
Our product candidates and the activities associated with their clinical development and commercialization, including their design, testing, manufacture, safety, efficacy, labeling, storage, record-keeping, approval, advertising, promotion, import, export, marketing and distribution are subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive regulatory approval from the FDA. Whether the results from our ongoing clinical trials and other trials will suffice to obtain approval will be a review issue and the FDA may not grant approval and may require that we conduct one or more controlled clinical trials to obtain approval. Securing regulatory approval requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. The process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.
To date, we have not submitted a BLA or other marketing authorization application to the FDA or similar drug approval submissions to comparable foreign regulatory authorities for any product candidate. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA, NMPA, EMA or comparable regulatory authorities, that such product candidates are safe and effective for their intended uses. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA, NMPA, EMA or comparable regulatory authorities. In particular, because we are seeking to identify and develop product candidates using new technologies, there is heightened risk that the FDA, NMPA, EMA or comparable regulatory authorities may impose additional requirements prior to granting marketing approval, including enhanced safety studies or monitoring. Furthermore, as more product candidates within a particular class of products proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change.

The FDA, NMPA, EMA or comparable regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

•	such authorities may disagree with the design or implementation of our clinical trials;

•	negative or ambiguous results from our clinical trials or results may not meet the level of statistical significance required by the FDA, NMPA, EMA or comparable regulatory authorities for approval;

•	serious and unexpected product-related side effects may be experienced by participants in our clinical trials or by individuals using biological products similar to our product candidates;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks or that a product candidate is safe and effective for its proposed indication;

•	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•
such authorities may not agree that the data collected from clinical trials of our product candidates are acceptable or sufficient to support the submission of an application for regulatory approval or other submissions or to obtain regulatory approval in the United States or elsewhere, including due to clinical trial issues encountered as a result of
COVID-19
pandemic, and such authorities may impose requirements for additional preclinical studies or clinical trials;

•	such authorities may disagree regarding the formulation, labeling and/or the specifications of our product candidates;

•	approval may be granted only for indications that are significantly more limited than what we apply for and/or with other significant restrictions on distribution and use;

•	such authorities may fail to approve any required companion diagnostics to be used with our product candidates;

•
such authorities may find deficiencies in the manufacturing processes or facilities of our third-party manufacturers with which we or any of our potential future collaborators contract for clinical and commercial supplies; or

•	the approval policies or regulations of such authorities may significantly change in a manner rendering our or any of our potential future collaborators’ clinical data insufficient for approval.
With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA, NMPA, EMA or comparable regulatory authorities in reviewing new products based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals.
Even if we eventually complete clinical trials and receive approval to commercialize our product candidates, the FDA, NMPA, EMA or comparable regulatory authority may grant approval contingent on the performance of costly additional clinical trials, including Phase 4 clinical trials, and/or the implementation of a REMS. The FDA, NMPA, EMA or comparable regulatory authority also may approve a product candidate for a more limited indication or patient population than we originally requested or may not approve the labeling that we believe is necessary or desirable for the successful commercialization of a product. Manufacturers of our products and manufacturers’ facilities are also required to comply with cGMP regulations, which include requirements related to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Further, regulatory authorities must approve these manufacturing facilities before they can be used to manufacture our products, and these facilities are subject to continual review and periodic inspections by the FDA, NMPA, EMA or comparable regulatory authorities for compliance with cGMP regulations.
Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate and would materially and adversely impact our business and prospects.
Even if we obtain regulatory approval for our product candidates, they will remain subject to ongoing regulatory oversight. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.
Even if we obtain regulatory approval for any of our product candidates, they will be subject to extensive and ongoing regulatory requirements for manufacturing, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export, sampling and record-keeping. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP regulations, good laboratory practices (GLPs) and GCPs for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Such regulatory requirements may differ from country to country depending on where we have received regulatory approval.
The FDA’s, NMPA’s, EMA’s or comparable regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability. Moreover, if there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers
fails to comply with regulatory requirements, the regulators could take various actions. These include:

•	issuing warning or untitled letters or holds on clinical trials;

•
mandating modifications to promotional materials or require us to provide corrective information to healthcare practitioners, or require other restrictions on the labeling or marketing of such products;

•	seeking an injunction or imposing civil or criminal penalties or monetary fines;

•	suspension or imposition of restrictions on operations, including product manufacturing or marketing or withdrawal of the product from the market;

•	seizure or detention of products, refusal to permit the import or export of products or voluntary or mandatory product recalls;

•	suspension, modification or revocation of our marketing approvals;

•	suspension of any ongoing clinical trials;

•	refusal to approve pending applications or supplements to applications submitted by us;

•	imposition of a REMS, which may include distribution or use restrictions; or

•	requiring us to conduct additional post-market clinical trials, change our product labeling or submit additional applications for marketing authorization.
Moreover, the FDA and other regulatory authorities strictly regulate the promotional claims that may be made about biological products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of such off-label
uses, and a company that is found to have improperly promoted off-label
uses may be subject to significant civil, criminal and administrative penalties. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label
use and has enjoined several companies from engaging in
off-label
promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.
Noncompliance by us or any future collaborator with regulatory requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.
Noncompliance with EU requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, also can result in significant financial penalties. Similarly, failure to comply with the EU’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.
Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and harm our business, financial condition, results of operations and prospects.
If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could harm our business, financial condition, results of operations and prospects.
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable foreign regulatory authorities must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval and licensure procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.
We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining comparable foreign regulatory approvals and compliance with comparable foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.
Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, or approved or commercialized in a timely manner or at all, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.
Separately, in response to the global
COVID-19
pandemic, since March 2020 when foreign and domestic inspections were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval
inspections on a prioritized basis. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections and resumed inspections in China and India in early 2021. In April 2021, the FDA issued guidance for industry formally announcing plans to employ remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates. Should the FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, the FDA has stated that it generally intends to issue a complete response letter. Further, if there is inadequate information to make a determination on the acceptability of a facility, the FDA may defer action on the application until an inspection can be completed. In 2020 and 2021, several companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the
COVID-19
pandemic and may experience delays in their regulatory activities.
We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Because we have limited financial and managerial resources, we must prioritize our research programs and will need to focus our discovery and development on select product candidates and indications. Correctly prioritizing our research and development activities is particularly important for us due to the breadth of potential product candidates and indications that we believe could be pursued using our platform technologies. Specifically, we believe our SAA technology’s broad applicability allows us to develop a wide array of product candidate modalities, such as ADCs, bispecific antibodies, PEGylated peptides, modified cytokines, and immuno-stimulating antibody complexes. While we expect to add new franchises as we expand our technology platform and explore new disease areas, we will not have the resources necessary to pursue all of the potential applications of our technology. As a result, we may forego or delay pursuit of opportunities with potential product candidates or for certain indications that later prove to have greater prospects for success or return on our investment. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may also relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.
We may not be successful in our efforts to identify or discover additional product candidates in the future.
Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	our inability to design such product candidates with the properties that we desire; or

•
potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance.

Research programs to identify new product candidates require substantial technical, financial and human resources. If we are unable to identify suitable additional candidates for preclinical and clinical development, our opportunities to successfully develop and commercialize therapeutic products will be limited.
Risks Related to Manufacturing and Reliance on Third Parties
We rely on third parties to conduct, supervise, and monitor our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.
We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. As a result, we are, and expect to remain, dependent on third parties to conduct our preclinical studies and clinical trials, including our ongoing Phase 1 clinical trials and any future clinical trials of our product candidates. Specifically, CROs that manage preclinical studies and our clinical trials as well as clinical investigators and consultants play a significant role in the conduct of our preclinical studies and clinical trials and the subsequent collection and analysis of data. The timing of the initiation and completion of these studies and trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal requirements, and scientific standards, and our reliance on the CROs and other third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GLP and GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GLP and GCP requirements through periodic inspections of preclinical study sites, trial sponsors, clinical trial investigators and clinical trial sites. If we or any of these third parties or clinical trial sites fail to comply with applicable GLP or

GCP requirements, the data generated in our preclinical studies and clinical trials may be deemed unreliable, and the FDA, NMPA, EMA or comparable regulatory authorities may require us to perform additional preclinical or clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations and will require a large number of test patients. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to stop and/or repeat clinical trials, which would delay the marketing approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.
Any such CROs, clinical trial investigators or other third parties on which we rely are not and will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote adequate time and resources to our development activities or perform as contractually required. These risks are heightened as a result of the efforts of government agencies and the CROs themselves to limit the spread of
COVID-19,
including quarantines and
shelter-in-place
orders. If any of these third parties fails to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with us, the timelines for our development programs may be delayed or our development activities may be suspended or terminated. If any of our clinical trial sites terminates for any reason, we may experience the loss of follow-up
information on subjects enrolled in such clinical trials unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. In addition, clinical trial investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA, NMPA, EMA or any comparable regulatory authority concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application we submit by the FDA, NMPA, EMA or any comparable regulatory authority. Any such delay or rejection could prevent us from commercializing our product candidates.
Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.
Switching or adding third parties to conduct our preclinical studies and clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines.
We contract with third parties for the manufacturing and supply of certain of our product candidates for use in preclinical testing and clinical trials, which supply may become limited or interrupted or may not be of satisfactory quality and quantity.
We do not have any manufacturing facilities. We produce relatively small quantities of product for evaluation in our research programs in our laboratory. We rely on third parties for the manufacture of a portion of our product candidates for preclinical testing and all of our product candidates for clinical testing and we will continue to rely on such third parties for commercial manufacture if any of our product candidates are approved. This reliance increases the risk that we will not have sufficient quantities of our product candidates or products, if approved, or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. Currently, our drug raw materials for our manufacturing activities are supplied by multiple source suppliers. We have agreements for the supply of drug materials with manufacturers or suppliers that we believe have sufficient capacity to meet our demands. In addition, we believe that adequate alternative sources for such supplies exist. However, there is a risk that, if supplies are interrupted, it would materially harm our business.
Furthermore, all entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of a BLA on a timely basis and must adhere to the FDA’s GLP and cGMP regulations enforced by the FDA through its facilities inspection program. Comparable foreign regulatory authorities may require compliance with similar requirements. We have analytical and process development capabilities and can manufacture
non-cGMP
material in our laboratory. We generally perform cell line, analytical and process development for our product candidates internally and manufacture the drug necessary to conduct non-GLP
preclinical studies of our investigational product candidates. We occasionally outsource the production of research and development material. We do not have, and we do not currently plan to, acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials. We rely on third-party manufacturers to produce the bulk drug substances required for our clinical trials and expect to continue to rely on third parties to manufacture and test clinical trial drug supplies for the foreseeable future. The facilities and quality systems of our third-party contract manufacturers must pass a pre-approval
inspection for compliance with the applicable regulations as a condition of marketing approval of our product candidates. We do not control the manufacturing activities of, and are completely dependent on, our contract manufacturers for compliance with cGMP regulations.
In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, including due to the impact of the
COVID-19
pandemic or the ongoing conflict between Ukraine and Russia, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third-party, which we may not be able to do on commercially reasonable terms, if at all. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third-party and a feasible alternative may not exist. In addition, certain of our product candidates and our own proprietary methods have never been produced or implemented outside of our company, and we may therefore experience delays to our development programs if and when we attempt to establish new third-party manufacturing arrangements for these product candidates or methods. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third-party manufacture our product candidates. If we are required to or voluntarily change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. We will also need to verify, such as through a manufacturing comparability study, that any product produced by the new manufacturer is equivalent to that produced in a prior facility. The delays associated with the verification of a new manufacturer and equivalent product could negatively affect our ability to develop product candidates in a timely manner or within budget.

A third-party’s failure to execute on our manufacturing requirements, do so on commercially reasonable terms and timelines and comply with cGMP requirements could adversely affect our business in a number of ways, including:

•	inability to meet our product specifications and quality requirements consistently;

•	an inability to initiate or continue clinical trials of our product candidates under development;

•	delay in submitting regulatory applications, or receiving marketing approvals, for our product candidates, if at all;

•	loss of the cooperation of future collaborators;

•	subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

•	requirements to cease development or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize our product candidates, an inability to meet commercial demands for our product or any other future product candidates.
Manufacturing ADC products is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.
Manufacturing ADC products is complex and requires the use of innovative technologies to handle living cells. Each lot of an approved biological product must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing these products requires facilities specifically designed for and validated for this purpose and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at manufacturing facilities, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business. The use of biologically derived ingredients can also lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination.
In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up,
process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency, significant lead times and timely availability of raw materials. Even if we obtain marketing approval for any of our product candidates, there is no assurance that we or our manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA, NMPA or EMA or comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential commercial launch of the product or to meet potential future demand. If our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.
Due to the early nature of our product candidates, the drug product may not be stable over time, causing changes to be made to the manufacturing or storage process which may result in delays or stopping the development of the product candidate.

Changes in methods of product candidate manufacturing may result in additional costs or delays.
As product candidates progress through preclinical to late-stage clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize yield, manufacturing batch size, change drug product dosage form, minimize costs and achieve consistent quality and results. While we have successfully scaled bacterial fermentation of our ReCODE platform to the commercial-scale of 50,000 liters and have scaled our EuCODE platform to 2,000 liters and we have successfully manufactured ARX788 with a new dosage form (a more commercially viable lyophilized formulation) and demonstrated analytical comparability with pre-change
clinical trial materials, further changes may be required to the manufacturing processes and deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. Any of these changes could also cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates and generate revenue.
Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.
Because we rely on third parties to research and develop and to manufacture our product candidates, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how
and trade secrets, a competitor’s independent discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.
In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with will likely expect to be granted rights to publish data arising out of such collaboration and any joint research and development programs may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.
Risks Related to Commercialization
Any approved products may fail to achieve the degree of market acceptance by physicians, patients, hospitals, cancer treatment centers, healthcare payors and others in the medical community necessary for commercial success.
If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. For example, current cancer treatments like chemotherapy and radiation therapy are well established in the medical community, and physicians may continue to rely on these treatments. Most of our product candidates target mechanisms for which there are limited or no currently approved products, which may result in slower adoption by physicians, patients and payors. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenue and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy and potential advantages compared to alternative treatments;

•	our ability to offer our products for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•
the availability of coverage and adequate reimbursement from government and commercial third-party payors, and the willingness of patients to pay out of pocket for our products, once approved, in the absence of adequate third party payor reimbursement;

•	the strength of marketing and distribution support; and

•	the prevalence and severity of any side effects.
We may not be able to successfully commercialize our product candidates, if approved, due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably.
Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process, with uncertain results, that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may not be available, or may be more limited than the purposes for which the product is approved by the FDA, NMPA or EMA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting drug prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, there is no uniform policy among third-party payors for coverage and reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Therefore, one third-party payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product.
Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.
We cannot be sure that reimbursement will be available for any product that we commercialize and, if coverage and reimbursement are available, what the level of reimbursement will be. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with branded therapeutics and therapeutics administered under the supervision of a physician. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.
Reimbursement may impact the demand for, and the price of, any product for which we obtain marketing approval. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments
that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with those medications. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement are critical to a new product’s acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.
For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used. Further, from time to time, the Centers for Medicare & Medicaid Services (CMS) revises the reimbursement systems used to reimburse healthcare providers, including the Medicare Physician Fee Schedule and Hospital Outpatient Prospective Payment System, which may result in reduced Medicare payments.
We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product. In addition, coverage policies and third-party payor reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
Additionally, while we currently intend to rely on commercially-available diagnostic tests, we may in the future be required to develop, alone or through a diagnostic test collaborator, new companion diagnostic tests for use with our product candidates. In this case we, or our collaborators, would be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we may seek for our product candidates. For any newly-developed companion diagnostic test, there would be significant uncertainty regarding our ability to obtain coverage and adequate reimbursement for the same reasons applicable to our product candidates. Outside of the United States, many countries require approval of the sale price of a product before it can be marketed, and the pricing review period only begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some of these countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue, if any, we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if such product candidates obtain marketing approval.
The market opportunities for any current or future product candidate we develop, if and when approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.
Cancer therapies are sometimes characterized by line of therapy (first-line, second-line, third-line, etc.) and the FDA often approves new therapies initially only for a particular line or lines of use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. We expect to initially seek approval of ARX788 and any other product candidates we develop as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but there is no guarantee that product candidates we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.
The number of patients who have the cancers we are targeting as well as the subset of patients with these cancers in a position to receive a particular line of therapy may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current programs or future product candidates may be limited, if and when approved. Further, new therapies may change the estimated incidence or prevalence of the cancers that we are targeting. Even if we obtain significant market share for any product candidate, if and when approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first- or second-line therapy.
Our product candidates for which we intend to seek approval as biological products may face competition sooner than anticipated.
The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the Affordable Care Act or ACA) signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA) which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with
FDA-licensed
reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this
12-year
period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.
We believe that any of our product candidates approved as a biological product under a BLA should qualify for the
12-year
period of exclusivity. However, the FDA may determine that previously marketed biologics may limit or eliminate the
12-year
exclusivity. There is also a risk that this exclusivity could be shortened due to congressional action, court decisions or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological
products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.
If any approved products are subject to biosimilar competition sooner than we expect, we will face significant pricing pressure and our commercial opportunity will be limited.
If the market opportunities for any of our product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.
We are focused initially on the development of treatments for cancer. Our projections of addressable patient populations that have the potential to benefit from treatment with our product candidates are based on estimates. If any of our estimates are inaccurate, the market opportunities for any of our product candidates could be significantly diminished and have an adverse material impact on our business.
If any of our product candidates are approved for marketing and commercialization and we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we will be unable to successfully commercialize our product candidates if and when they are approved.
We have no sales, marketing or distribution capabilities or experience. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization, which would be expensive and time consuming, or outsource these functions to other third parties. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our product candidates if and when they are approved.
There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
Factors that may inhibit our efforts to commercialize future products on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or educate adequate numbers of physicians on the benefits of prescribing any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product portfolios; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.
If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability of these product revenue to us are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and we cannot assure you that such third parties will establish adequate sales and distribution capabilities or devote the necessary resources and attention to sell and market any future products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.
Any product candidate for which we obtain marketing approval could be subject to post-marketing restrictions or recall or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.
The FDA and other federal and state agencies, including the U.S. Department of Justice (DOJ) closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of products in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use
and if we do not market our products for their approved indications, or if other of our marketing claims are deemed false or misleading, we may be subject to enforcement action. Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act and other statutes, including the False Claims Act and other federal and state healthcare fraud and abuse laws as well as state consumer protection laws.
Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

•	litigation involving patients taking our products;

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of marketing approvals;

•	suspension of any ongoing clinical trials;

•	damage to relationships with any potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.
If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could adversely affect our business, financial condition and results of operations.

We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us.
The development and commercialization of new products is highly competitive. We largely compete in the segments of the pharmaceutical, biotechnology and other related markets that develop cancer treatments. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, if ever, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated. Moreover, with the proliferation of new drugs and therapies into oncology, we expect to face increasingly intense competition as new technologies become available. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. The highly competitive nature of and rapid technological changes in the biotechnology and pharmaceutical industries could render our product candidates or our technology obsolete, less competitive or uneconomical.
Other ADCs have already been approved and other products in the same class are further along in development. As more product candidates within a particular class of biological products proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change. Consequently, the results of our clinical trials for product candidates in those classes will likely need to show a risk benefit profile that is competitive with or more favorable than those products and product candidates in order to obtain marketing approval or, if approved, a product label that is favorable for commercialization. If the risk benefit profile is not competitive with those products or product candidates, we may have developed a product that is not commercially viable, that we are not able to sell profitably or that is unable to achieve favorable pricing or reimbursement. In such circumstances, our future product revenue and financial condition would be materially and adversely affected.
There are many companies pursuing a variety of approaches to protein conjugations and modifications. Multiple companies, including larger and more-established companies, are pursuing traditional approaches that rely upon natural amino acids, usually a cysteine or lysine, as a conjugation site. Another approach looks to modify the sugar residues of naturally occurring amino acids. Our approach is to encode a non-natural
amino acid at optimized positions within the proteins, and Sutro Biopharma, Inc., Synthorx Inc. and other early stage companies also use this approach. Other companies using antibody-drug conjugates to target innate immune receptors include Actym Therapeutics, Mersana, and Takeda Pharmaceuticals. Immunotherapy and validated pathway approaches are further being pursued by many smaller biotechnology companies as well as larger pharmaceutical companies. We also face competition from validated pathway therapy treatments offered by companies such as AstraZeneca, Byondis, Daiichi Sankyo, Genentech, MacroGenics, Pieris, Puma, Seattle Genetics, Spectrum Pharmaceuticals, and Zymeworks. We also face competition from companies that continue to invest in innovation in the antibody-drug conjugate field, including but not limited to AbbVie, ADC Therapeutics, Astellas, BioAtla, Celldex, CytomX, Eli Lilly and Company, GlaxoSmithKline, Genmab, ImmunoGen, Immunomedics, Millennium Pharmaceuticals, MorphoSys AG, Novartis, Pfizer, Sanofi, Seattle Genetics, Sutro Biopharma, and VelosBio.
Specifically, the partnership between Astra Zeneca and Daiichi Sankyo has accelerated the expansion of the clinical development program for Daiichi Sankyo’s Enhertu, a HER2 ADC, with now almost 50 ongoing clinical trials in a broad range of cancer types and cancer stages. The scope and resources being dedicated to the Enhertu program may negatively impact our planned clinical trials and development for ARX788, including as a result of challenges in patient enrollment due to the lack of patients or as a result of their ability to complete clinical trials or obtain approvals more rapidly than us. For example, in September 2021, Daiichi Sankyo released the results for its Destiny-Breast03 clinical trial, studying the activity of Enhertu compared to Kadcyla in second line metastatic breast cancer. With statistically significant and clinically meaningful improvement in the primary endpoint progression free survival over Kadcyla, both National Comprehensive Cancer Network (NCCN) and European Society for Medical Oncology (ESMO) soon revised the HER2+ metastatic breast cancer treatment guideline to displace Kadcyla with Enhertu as the new standard of care in second line HER2+ breast cancer. As a result, we have revised our planned Phase 3 trial in second line HER2+ breast cancer to compare ARX788 against Kadcyla as the standard of care, and focus on studying ARX788 activity in breast cancer patients who have failed previous treatment with Enhertu.
Many of our competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing and marketing than we do. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors will also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or that may be necessary for, our programs.
The key competitive factors affecting the success of all of our programs are likely to be efficacy, safety, and convenience. If we are not successful in developing, commercializing and achieving higher levels of reimbursement than our competitors, we will not be able to compete against them and our business would be materially harmed.
Risks Related to Our
In-Licenses
and Other Strategic Agreements
We are currently party to several
in-license
agreements under which we acquired rights to use, develop, manufacture and/or commercialize certain of our platform technologies and resulting product candidates. If we breach our obligations under these agreements, we may be required to pay damages, lose our rights to these technologies or both, which would adversely affect our business and prospects.
We rely, in part, on license and other strategic agreements, which subject us to various obligations, including diligence obligations with respect to development and commercialization activities, payment obligations for achievement of certain milestones and royalties on product sales, negative covenants and other material obligations. For example, we have exclusively licensed certain patent rights from The Scripps Research Institute (TSRI) related to various aspects of our technology platform. If we fail to comply with the obligations under our license agreements, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and our licensors may have the right to terminate the license. If our license agreements are terminated, we may not be able to develop, manufacture, market or sell the products covered by our agreements and those being tested or approved in combination with such products. Such an occurrence could materially adversely affect the value of the product candidates being developed under any such agreement.
In addition, the agreements under which we license intellectual property or technology to or from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.
Our business also would suffer if any current or future licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights.
In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.
If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant research programs or product candidates and our business, financial condition, results of operations and prospects could suffer.
We are dependent on our license agreements and R&D Agreements with various partners to develop and commercialize products using our technologies in various fields and indications as well as certain of our product candidates in certain geographies. The failure to maintain our R&D Agreements with our collaboration partners or the failure of our partners to perform their obligations under our R&D Agreements with them, could negatively impact our business.
We have granted various collaboration partners exclusive licenses to certain patents, information and know-how
related to our technologies or product candidates, including rights to develop and commercialize ARX788 and ARX305 in China to NovoCodex, and worldwide rights to develop and commercialize Pegbelfermin
(BMS-986036)
to Bristol Myers Squibb (BMS). Consequently, our ability to realize value or generate any revenues from certain of our product candidates or in certain geographies for our product candidates depends on our collaboration partners’ willingness and ability to develop and obtain regulatory approvals for and successfully commercialize our out-licensed
product candidates or other product candidates using our technology. We have limited control over the amount and timing of resources that our collaboration partners will dedicate to these efforts. In particular, we will not be entitled to receive additional milestone or royalty payments from our existing collaborations absent further development and eventual commercialization of the licensed product candidates or other product candidates using our technology. For example, in August 2021, BMS provided notice that it closed the FA-Relaxin Studies CV019-008 and CV019-010 based on internal considerations and not upon any observed safety concerns, and in February 2022 BMS provided written notice to terminate the FA-Relaxin collaboration and license agreement.
We are subject to a number of other risks associated with our dependence on our license agreements and R&D Agreements, including:

•
our collaboration partners may not comply with applicable regulatory requirements with respect to developing or commercializing products under our agreements with them, which could adversely impact development, regulatory approval and eventual commercialization of such products. For example, our collaboration partners’ failure to comply with existing or future laws and regulations related to the management of human genetic resources (including materials and information) in China could lead to government enforcement actions, which could include fines, suspension of related activities and confiscation of related human genetic resources and gains generated from conducting these activities, or breach liability. Compliance or the failure to comply with such laws could increase the costs of, limit and cause significant delay in their clinical studies and research and development activities, which could materially and adversely affect our business and prospects as well;

•	we and our collaboration partners could disagree as to future development plans and our partners may delay initiation of or cease research efforts, preclinical studies or clinical trials;

•
there may be disputes between us and our collaboration partners, including disagreements regarding the terms of the applicable agreement or scope of the license, that may result in the delay of or failure to achieve development, regulatory and commercial objectives that would result in milestone or royalty payments to us, the delay or termination of any future development or commercialization of our product candidates or other product candidates using our technology, and/or costly litigation or arbitration that diverts our management’s attention and resources;

•
our collaboration partners may not provide us with timely and accurate information regarding development progress and activities under the applicable agreement, which could adversely impact our ability to report progress to our investors and otherwise plan our own development activities;

•
business combinations or significant changes in our collaboration partners’ business strategy may adversely affect their ability or willingness to perform their obligations under the applicable agreement;

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

•
our collaboration partners may not properly maintain or defend our licensed intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential litigation; and

•	the royalties we are eligible to receive from our collaboration partners may be reduced or eliminated based upon their and our ability to maintain or defend our intellectual property rights.
With respect to ARX788 and ARX305, we have licensed development and commercialization rights in China to NovoCodex. We have limited control over NovoCodex’s development, regulatory and commercialization activities with respect to these product candidates in China; however, NovoCodex’s activities in China could have significant consequences to our ability to successfully develop, obtain regulatory approval for and commercialize ARX788 and ARX305 in the United States and other territories for which we maintain rights. For example, if NovoCodex experiences a clinical failure or safety issues or receives negative decisions from regulatory authorities in China, it could negatively impact the value and prospects of the product candidate in the territories in which we retain rights.
Our license agreements and R&D Agreements are subject to early termination, including through the collaboration partner’s right to terminate without cause upon advance notice to us. For example, in June 2021, Agensys, Inc., a wholly owned subsidiary of Astellas Pharma Inc., terminated a collaboration agreement with us. Agensys terminated the agreement due to a lack of efficacy demonstrated by
ASP-1235,
a product candidate discovered through our collaboration. If an agreement is terminated early, we may not be able to find another collaborator for the further development or commercialization of the licensed product candidate or technology in the applicable field or geography on acceptable terms, or at all, and we may otherwise be unable to pursue continued development on our own. To the extent we enter into additional agreements for the development and commercialization of our product candidates, we would likely be similarly dependent on the performance of those third parties and subject to similar risks.
We may not be successful in establishing and maintaining additional research and development agreements, which could adversely affect our ability to develop and commercialize our product candidates.
We intend to continue evaluating and, as deemed appropriate, enter into additional out-licensing
and research and development agreements, including potentially with major biotechnology or pharmaceutical companies. We face significant competition in seeking appropriate partners for our product candidates, and the negotiation process is time-consuming and complex. In order for us to successfully partner our product candidates, potential partners must view these product candidates as having the requisite potential to demonstrate safety and efficacy and as being economically valuable in light of the terms that we are seeking and other available products for licensing by other companies. Due to our multiple existing license agreements and R&D Agreements, we may find it more difficult to secure additional collaborations for our technologies or product candidates if major biotechnology or pharmaceutical companies would prefer to have exclusive control over development in all geographies or indications within a field. Even if we are successful in our efforts to establish new collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. Any inability or delay in entering into new research and development agreements related to our product candidates, in particular in foreign countries where we do not have and do not intend to establish significant capabilities, could delay the development and commercialization of our product candidates or other product candidates using our technology and reduce their market potential.
We may not realize the benefits of any acquisitions,
in-licenses
or strategic alliances that we enter into.
We have entered into
in-license
agreements with multiple licensors and in the future may seek and form strategic alliances, create joint ventures or collaborations, or enter into acquisitions or additional licensing arrangements with third parties that we believe will complement or augment our existing technologies and product candidates.
These transactions can entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. As a result, we may not be able to realize the benefits of such existing or future acquisitions or in-licenses
if we are unable to successfully integrate them into our operations and company culture. Following a strategic transaction or license, we may not achieve the revenue or specific net income that justifies such transaction or such other benefits that led us to enter into the arrangement.
Risks Related to Our Industry and Business Operations
The
COVID-19
pandemic could continue to adversely impact our business, including our ongoing and planned clinical trials, supply chain and business development activities.
Since December 2019,
COVID-19,
a novel strain of coronavirus, has become a global pandemic, which has resulted in travel restrictions, quarantine orders and other restrictions by governments to reduce the spread of the disease. As a result of these orders, many of our employees continue to telecommute, which has impacted certain of our operations and may continue to do so over the long term. We may experience further limitations on employee resources in the future, including because of sickness of employees or their families. The effects of government actions and our own policies and those of third parties to reduce the spread of
COVID-19
may negatively impact productivity and slow down or delay our ongoing and future clinical trials, preclinical studies and research and development activities, and may cause disruptions to our supply chain and impair our ability to execute our business development strategy. In the event that government authorities were to enhance current restrictions, our employees who currently are not telecommuting may no longer be able to access our facilities, and our operations may be further limited or curtailed.
As
COVID-19
continues to spread and new variants of the virus emerge, we may experience ongoing disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•	interruption or delays in our operations, which may impact our ability to conduct and produce preclinical results required for submission of an IND;

•	delays in receiving authorizations from local regulatory authorities to initiate our planned clinical trials;

•
delays or difficulties in enrolling patients in our clinical trials due to patients’ concerns of contracting
COVID-19
while visiting hospitals, including patients with cancer who may be immunocompromised during the
COVID-19
pandemic;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•
delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials, including interruption in global shipping that may affect the transport of clinical trial materials;

•
changes in local regulations as part of a response to
COVID-19
which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•
diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•
interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others, or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;

•	interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;

•
risk that participants enrolled in our clinical trials will contract
COVID-19
while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events; and

•	refusal of the FDA to accept data from clinical trials in affected geographies outside the United States.
These and other disruptions in our operations and the global economy could negatively impact our business, operating results and financial condition.
Our clinical trials have been, and may in the future be, affected by the
COVID-19
pandemic. For example, some of our clinical trial sites in the United States and Australia slowed down or temporarily suspended enrollment of new patients, denied access to site monitors and otherwise curtailed certain operations. Similarly, our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to
COVID-19,
may be adversely impacted. Our ongoing or planned clinical trials may also be impacted by interruptions or delays in the operations of the FDA, NMPA or EMA or comparable foreign regulatory authorities. We and our CROs have also made certain adjustments to the operation of our trials in an effort to ensure compliance with GCP, to assure the safety of trial participants, and to minimize risks to trial integrity during the pandemic in accordance with the guidance issued by the FDA and may need to make further adjustments in the future. Many of these adjustments are new and untested, may not be effective, and may have unforeseen effects on the enrollment, progress and completion of these trials and the findings from these trials. These events could delay our clinical trials, increase the cost of completing our clinical trials and negatively impact the integrity, reliability or robustness of the data from our clinical trials.
In addition, quarantines,
shelter-in-place
and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to
COVID-19
or other infectious diseases could impact personnel at third-party manufacturing facilities upon which we rely, or the availability or cost of materials, which could disrupt the supply chain for our product candidates. The demand for vaccines and
COVID-19
treatments and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials which could lead to delays in these trials. To the extent our suppliers and service providers are unable to comply with their obligations under our agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us due to the
COVID-19
pandemic or government mandates to participate in
COVID-19
vaccine or treatment production, our ability to continue meeting clinical supply demand for our product candidates or otherwise advancing development of our product candidates may become impaired.
The spread of
COVID-19
and actions taken to reduce its spread may also materially affect us economically. While the potential economic impact brought by, and the duration of, the
COVID-19
pandemic may be difficult to assess or predict, there could be a significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other biologics companies have been highly volatile as a result of the
COVID-19
pandemic. As a result, we may face difficulties raising capital through sales of our ADSs or such sales may be on unfavorable terms.
COVID-19
and actions taken to reduce its spread continue to rapidly evolve. The extent to which
COVID-19
may impede the development of our product candidates, reduce the productivity of our employees, disrupt our supply chains, delay our clinical trials, reduce our access to capital or limit our business development activities, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. To the extent the
COVID-19
pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to the timing and results of our clinical trials and our financing needs.
Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance
with regulatory standards and requirements and insider trading.
We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and
non-U.S.
regulators, provide accurate information to the FDA and
non-U.S.
regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance
with these laws, and the curtailment or restructuring of our operations.

We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs. If the use of our product candidates harms patients or is perceived to harm patients even when such harm is unrelated to our product candidates, our regulatory approvals could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims.
The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. There is a risk that our product candidates may induce adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs due to related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	the inability to commercialize our product candidates; and

•	decreased demand for our product candidates, if approved for commercial sale.
We believe our product liability insurance coverage is sufficient in light of our current clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claims, or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.
Patients with cancer are often already in severe and advanced stages of disease and have both known and unknown significant pre-existing
and potentially life-threatening health risks. These patients are also currently on or have recently been on multiple other therapies for their cancer or other underlying conditions. During the course of treatment in our clinical trials, patients may suffer adverse events, including death, for reasons that may be related to our product candidates. Such events could subject us to costly litigation, require us to pay substantial amounts of money to injured patients, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market our product candidates, or require us to suspend or abandon our commercialization efforts. Even in a circumstance in which we do not believe that an adverse event is related to our product candidates, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may interrupt our development efforts, delay our regulatory approval process, or limit the type of regulatory approvals our product candidates receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.
We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.
Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified directors and managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel.

We conduct substantial operations at our facilities in San Diego. This region is headquarters to many other biologics companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.
To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with certain of our key employees, these employment agreements provide for at-will
employment, which means that any of our employees could leave our employment at any time, with or without notice. For example, our chief medical officer resigned in 2021 and chief business officer resigned in 2022. The loss of the services of our chief medical officer and chief business officer and any of our other executive officers, key employees, and scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm our business. We do not maintain “key person” insurance policies on the lives of these individuals or the lives of any of our employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level
and senior managers as well as junior,
mid-level
and senior scientific and medical personnel.
We expect to expand our development, regulatory and operational capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.
As of December 31, 2021, we had 81 employees. As we advance our research and development programs, we will be required to further increase the number of our employees and the scope of our operations, particularly in the areas of clinical development, quality, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage any future growth, we must:

•	identify, recruit integrate, maintain and motivate additional qualified personnel;

•	manage our development efforts effectively, including the initiation and conduct of clinical trials for our product candidates, both as monotherapy and in combination with other therapeutics; and

•	improve our operational, financial and management controls, reporting systems and procedures.
Our future financial performance and our ability to develop, manufacture and commercialize our product candidates, if approved, will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert financial and other resources, and a disproportionate amount of its attention away from day-to-day
activities in order to devote a substantial amount of time, to managing these growth activities.
If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.
Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors and customers are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, transparency laws and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.
Although we do not currently have any products on the market, our operations may be, directly or indirectly through our prescribers, customers and third-party payors, subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute, the U.S. federal civil and criminal false claims laws and the Physician Payments Sunshine Act and regulations. Healthcare providers and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws may impact, among other things, our current business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business of financial arrangements and relationships with healthcare providers and other parties through which we may market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to additional healthcare, statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:

•
the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or federal civil money penalties statute. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers, and formulary managers on the other. Although there are several statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, they are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•
the U.S. federal false claims, including the False Claims Act, which can be enforced through whistleblower actions, and civil monetary penalties laws, which, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. Companies that submit claims directly to payors may also be liable under the False Claims Act for the direct submission of such claims. The False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

•
the U.S. federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, (HITECH), and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses and their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information as well as their covered subcontractors, relating to the privacy, security, and transmission of such individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•	the U.S. Federal Food, Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

•
the U.S. federal legislation commonly referred to as Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

•
analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives; and

•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.
Additionally, as further discussed below, on November 20, 2020, the Department of Health and Human Services, (HHS) finalized a regulation modifying the federal Anti-Kickback Statute regulatory safe harbors that, among other things, (i) removed safe harbor protection for certain price reductions from pharmaceutical manufacturers, and (ii) created new a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers.
Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance
with these laws and the delay, reduction, termination or restructuring of our operations. Further, defending against any such actions can be costly and time-consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business is found to not be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, it could adversely affect our ability to operate our business and our results of operations.
Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may charge for such product candidates.
The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product for which we obtain marketing approval.
In March 2010, the ACA was enacted, which substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and promoted a new Medicare Part D coverage gap discount program. Considerable uncertainty remains regarding the implementation and impact of the ACA.
Since its enactment, there have been and there remain executive, judicial and congressional challenges to certain aspects of the Affordable Care Act. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. For example, since January 2017, former President Trump signed several Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. While Congress has not passed comprehensive repeal legislation to date, it has enacted laws that modify certain provisions of the ACA such as the Tax Cuts and Jobs Act of 2017 (TCJA), which decreased the “individual mandate” to $0. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or congressional challenges in the future. It is unclear how such challenged and the healthcare reform measures of the Biden administration, will impact the ACA or our business. We continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions to Medicare payments to providers of, on average, 2% per fiscal year through 2031, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless Congress takes additional action. Under current legislation the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester.
Recently, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. congressional inquiries and legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. In addition, there have been several changes to the 340B drug pricing program, which imposes ceilings on prices that drug manufacturers can charge for medications sold to certain healthcare facilities. Some of these changes are undergoing legal challenges, and their status is currently in question. It is unclear how these developments could affect covered hospitals who might purchase our future products and affect the rates we may charge such facilities for our approved products in the future, if any.
Additionally, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. As a result, the FDA released a final rule and guidance on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale,
as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The implementation of the rule has been delayed by the Biden administration until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing Former President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinded the Most Favored Nation model interim final rule. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of other reform initiatives. Although a number of these executive orders and other proposed measures will require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, we expect that Congress will continue to seek new legislative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control costs of pharmaceutical and biological products. Moreover, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.
We expect that the healthcare reform measures that have been adopted, and that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products. Further, it is possible that additional governmental action is taken in response to the
COVID-19
pandemic.
Our product candidates are subject to government price controls in certain jurisdictions that may affect our revenue.
There has been heightened governmental scrutiny in the United States, China, the European Union, Japan and other jurisdictions of pharmaceutical pricing practices in light of the rising cost of prescription drugs. In the United States, such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, Congressional leadership and the Biden administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly enacted legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Outside of the United States, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.
Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy and data protection laws could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.
We and our collaborators and third-party providers may be subject to federal, state and foreign data privacy and security laws and regulations. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators and third-party providers. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA.
In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards that may legally or contractually apply to us. If we fail to follow these security standards, even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Furthermore, California recently enacted the California Consumer Privacy Act (the CCPA) which became effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. At this time, we do not collect personal information relating to residents of California but should we begin to do so, the CCPA will impose new and burdensome privacy compliance obligations on our business and will raise new risks for potential fines and class actions.
Foreign data protection laws, including the EU General Data Protection Regulation (GDPR), may also apply to health-related and other personal information obtained outside of the United States. The GDPR, which came into effect on May 25, 2018, imposes strict requirements for processing the personal data of individuals within the European Economic Area (EEA) and the United Kingdom, including clinical trial data, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The GDPR imposes strict requirements for the collection, use and disclosure of personal data, including stringent requirements relating to obtaining consent, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches and taking certain measures when engaging third-party processors. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. At this time, we do not believe we are subject to the GDPR, but should this change, the GDPR will increase our responsibility and potential liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules.
Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning privacy data protection. On March 17, 2018, the General Office of the State Council of the PRC (the PRC State Council) promulgated the Measures for the Management of Scientific Data (the Scientific Data Measures) which provide a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, any scientific data involving state secret, state security, social public interests, commercial secret or personal privacy may not be open and shared; where openness is indeed needed, the purpose, user’s qualification, conditions of confidentiality and other factors shall be reviewed, and the informing scope shall be strictly controlled. Further, any researcher conducting research funded, at least in part, by the PRC government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Currently, as the term “state secret” is not clearly defined, there is no assurance that we can always obtain relevant approvals for sending scientific data (such as the results of our pre-clinical
studies or clinical trials conducted within China) abroad, or to our foreign partners in China. If we are unable to obtain the necessary approvals in a timely manner, or at all, our research and development of product candidates with our collaboration partners within PRC may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under the Scientific Data Measures, we may be subject to specific administrative penalties imposed by those government authorities. China’s Cyber Security Law, which became effective in June 2017, created China’s national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of the Cyber Security Law. Drafts of some of these measures have now been published, including the draft rules on cross-border transfers published by the Cyberspace Administration of China in 2017, which may, upon enactment, require security review before transferring human health-related data out of China. In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the PRC State Council promulgated Regulations on the Administration of Human Genetic Resources (effective in July 2019), which require approval/filing from the Science and Technology Administration Department of the PRC State Council where human genetic resources are involved in any international collaborative project and additional approval/filing for any export or cross-border transfer of the human genetic resources samples or associated data. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of human genetic resources samples and associated data and administrative fines. In addition, the interpretation and application of data protection laws in China and elsewhere are often uncertain and in flux.
Compliance with U.S. and foreign data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure by us or our collaborators and third-party providers to comply with U.S. and foreign data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose such information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, results of operations and prospects.
PRC regulations relating to offshore investment activities by PRC residents and enterprises may increase our administrative burden and restrict our overseas and cross-border investment activity. If our PRC resident and enterprise shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits to such shareholders and may become subject to liability under PRC law.
In July 2014, PRC State Administration of Foreign Exchange (SAFE) promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (SAFE Circular 37) which replaces the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round-tripping Investment via Overseas Special Purpose (SAFE Circular 75). SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.
Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (SPVs) are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any change of basic information or material events. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (SAFE Notice 13). Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, shall be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.
We may not be aware of the identities of all of our beneficial owners who are PRC residents, nor can we compel our beneficial owners to comply with SAFE registration requirements. Therefore, we cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have completed any required registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or Ambrx Shanghai to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to Ambrx Shanghai and limit Ambrx Shanghai’s ability to distribute dividends to us. These risks may have a material adverse effect on our business, financial condition and results of operations.
On December 26, 2017, the National Development and Reform Commission (NDRC) promulgated the Administrative Measures on Overseas Investments (NDRC Order No. 11), which took effect as of March 1, 2018. According to NDRC Order No. 11, non-sensitive
overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce (MOFCOM)

promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive
countries and regions and
non-sensitive
industries are subject to record-filing requirements with a local MOFCOM branch. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.
We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities have completed, or will complete upon our request, the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete such required filings or registrations required by the overseas direct investment regulations, the relevant authorities may order them to suspend or cease the implementation of such investment impose warnings and sanctions on them, require them to make corrections within a specified time, or limit our ability to distribute dividends and proceeds to Ambrx Shanghai and limit Ambrx Shanghai’s ability to distribute dividends to us, which may adversely affect our business, financial condition and results of operations.
Further, as these foreign exchange and outbound investment related regulations and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the PRC foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
Risks Related to Our Intellectual Property
If we are unable to obtain and maintain sufficient intellectual property protection for our platform technologies and product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.
We rely upon a combination of patents,
know-how
and confidentiality agreements to protect the intellectual property related to our products and technologies and to prevent third parties from copying and surpassing our achievements, thus eroding our competitive position in our market.
Our success depends in large part on our ability to obtain and maintain patent protection for our platform technologies, product candidates and their uses, as well as our ability to operate without infringing the proprietary rights of others. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business. Our pending and future patent applications may not result in patents being issued or that issued patents will afford sufficient protection of our product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products or product candidates.
Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications or maintain and/or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner, including delays as a result of the
COVID-19
pandemic impacting our or our licensors’ operations. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we enter into non-disclosure
and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection.
Composition of matter patents for biological and pharmaceutical product candidates often provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain that the claims in our pending patent applications directed to composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office (USPTO) or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products
“off-label.”
Although
off-label
prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.
The patent position of biologics companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, which have increased uncertainties as to the ability to enforce patent rights in the future. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. For example, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, inventorship, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending patent applications may be challenged in patent offices in the United States and abroad. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. For example, our pending patent applications may be subject to third-party pre-issuance
submissions of prior art to the USPTO or our issued patents may be subject to post-grant review (PGR) proceedings, oppositions, derivations, reexaminations, or inter partes
review (IPR) proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. Additionally, if there was relevant “prior art” with respect to our patent applications that was not disclosed to the USPTO, our granted patents could be limited or found invalid. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any failure to obtain or maintain patent protection with respect to our product candidates or their uses could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how
that is not patentable, processes for which patents are difficult to enforce and any other elements of our discovery and development processes that involve proprietary know-how,
information or technology that is not covered by patents. We may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. However, trade secret protection will not protect us from innovations that a competitor develops independently of our proprietary know-how.
If a competitor independently develops a technology that we protect as a trade secret and files a patent application on that technology, then we may not be able to patent that technology in the future, may require a license from the competitor to use our own know-how,
and if the license is not available on commercially-viable terms, then we may not be able to launch our product. Although we require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how,
information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, and this scenario could materially adversely affect our business, financial condition and results of operations.
We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue or that patents based on our patent applications will not be challenged and rendered invalid and/or unenforceable.
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. We have pending U.S. and foreign patent applications in our portfolio; however, we cannot predict:

•	if and when patents may issue based on our patent applications;

•	the scope of protection of any patent issuing based on our patent applications;

•	whether the claims of any patent issuing based on our patent applications will provide protection against competitors;

•	whether or not third parties will find ways to invalidate or circumvent our patent rights, including designing around our patents;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications;

•	whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose; and/or

•
whether the patent applications that we own or
in-license
will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries.

We cannot be certain that the claims in our pending patent applications directed to our product candidates and/or technologies will be considered patentable by the USPTO or by patent offices in foreign countries. The USPTO may determine that our patents or patent applications are invalid for obviousness. There can be no assurance that any such patent applications will issue as granted patents. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim. Even if the patents do issue based on our patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our product candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts in the United States or foreign countries.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•
others may be able to make product candidates that are similar to ours but that are not covered by the claims of the patents that we own or have exclusively licensed by designing around features of our product candidates;

•	we or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	we or our licensors or future collaborators might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•
it is possible that noncompliance with the USPTO and foreign governmental patent agencies requirement for a number of procedural, documentary, fee payment and other provisions during the patent process can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may be revoked, modified, or held invalid or unenforceable, as a result of legal challenges by our competitors;

•
our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•
we cannot predict the scope of protection of any patent issuing based on our patent applications, including whether the patent applications that we own or in-license
will result in issued patents with claims that directed to our product candidates or uses thereof in the United States or in other foreign countries;

•
there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

•
countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates;

•	the claims of any patent issuing based on our patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;

•	if enforced, a court may not hold that our patents are valid, enforceable and infringed;

•	we may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

•	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property;

•	we may fail to adequately protect and police our trademarks and trade secrets; and

•
the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that covered by our patents and patent applications.

Should any of these or similar events occur, they could significantly harm our business, results of operations and prospects.
We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.
We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.
The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.
We are currently party to an
in-license
agreement under which we were granted rights to manufacture certain components of our product candidates. If we breach our obligations under these agreements, we may be required to pay damages, lose our rights to these technologies or both, which would adversely affect our business and prospects.
We rely, in part, on license and other strategic agreements, which subject us to various obligations, including payment obligations for achievement of certain milestones on product sales. For example, with respect to our ReCODE platform, we have an exclusive license to a patent portfolio containing three families of U.S. and foreign patents and patent applications co-owned
by TSRI and The Regents of the University of California (The Regents). If we fail to comply with the obligations under our license agreements, including as a result of
COVID-19
impacting our operations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and our licensors may have the right to terminate the license. If our license agreements are terminated, we may experience significant delays, difficulties, and costs in developing new cell lines and identifying an alternative source to manufacture components of our candidate products covered by our agreements and those being tested or approved in combination with such products. Such an occurrence could materially adversely affect the value of the product candidates being developed under any such agreement.

In addition, the agreements under which we license intellectual property or technology to or from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We control the prosecution of patents resulting from licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners.
Licensing of intellectual property involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the creation or use of intellectual property by us alone or with our licensors and partners;

•	the scope and duration of our payment obligations; and

•	the priority of invention of patented technology.
If disputes over intellectual property and other rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own, which are described herein. If we or our licensor fail to adequately protect this intellectual property, our ability to develop, manufacture, or commercialize products could suffer.
In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.
If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant research programs or product candidates and our business, financial condition, results of operations and prospects could suffer.
In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.
We currently own intellectual property directed to our product candidates and other proprietary technologies. Other pharmaceutical companies and academic institutions may also have filed or are planning to file patent applications potentially relevant to our business. From time to time, in order to avoid infringing these third-party patents, we may be required to license technology from additional third parties to further develop or commercialize our product candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.
The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us.
Moreover, some of our owned and
in-licensed
patents or patent applications or future patents are or may be co-owned
with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’
interest in such patents or patent applications, such
co-owners
may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners
of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Furthermore, our owned and in-licensed
patents may be subject to a reservation of rights by one or more third parties. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.
Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates without infringing the intellectual property and other proprietary rights of third parties. Third parties may allege that we have infringed or misappropriated their intellectual property. Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and, even if resolved in our favor, is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the trading price of our ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.
There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our product candidates. We cannot be certain that our product candidates and other proprietary technologies we may develop will not infringe existing or future patents owned by third parties. Third parties may assert infringement claims against us based on existing or future intellectual property rights. We believe that the relevant claims of these third party patents are likely invalid or unenforceable, and we may choose to challenge those patents, though the outcome of any challenge that we may initiate in the future is uncertain. We may also decide in the future to seek a license to those third party patents, but we might not be able to do so on reasonable terms. Proving invalidity may be difficult. For example, in the United States, proving invalidity in court requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing candidate product or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing candidate product or product. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive,
thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our investigational products or force us to cease some of our business operations, which could materially harm our business.
We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing our product candidates, might assert are infringed by our current or future product candidates, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our product candidates. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our product candidates and other proprietary technologies we may develop, could be found to be infringed by our product candidate. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our product candidates. The pharmaceutical and biotechnology industries have produced a considerable number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity may be difficult. For example, in the United States, proving invalidity in court requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents, and there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on our business and operations. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.
We may choose to challenge the enforceability or validity of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte
re-exam,
IPR or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third party’s patent in patent opposition proceedings in the EPO, or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third party alleging that the patent may be infringed by our product candidates or proprietary technologies.
If we are found to infringe a third-party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third-party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive,
thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, and could divert the time and attention of our technical personnel and management, cause development delays, and/or require us to develop non-infringing
technology, which may not be possible on a cost-effective basis, any of which could materially harm our business. In the event of a successful claim of infringement against us, we may have to pay substantial monetary damages, including treble damages and attorneys’ fees for willful infringement, pay royalties and other fees, redesign our infringing drug or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.
We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.
Competitors or other third parties may infringe our patents, trademarks or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement
or insufficient written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention, or decide that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.
Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the trading price of our ADSs. Moreover, we cannot assure you that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.
Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.
Because of the expense and uncertainty of litigation, we may conclude that even if a third-party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our shareholders, or it may be otherwise impractical or undesirable to enforce our intellectual property against some third parties. Our competitors or other third parties may be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious
action or solution. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, in-license
needed technology or other product candidates, or enter into development partnerships that would help us bring our product candidates to market.
Further, proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any such lawsuits that we initiate and the damages and other remedies awarded, if any, may not be commercially meaningful.
We may be subject to claims that we have wrongfully hired an employee from a competitor or that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.
As is common in the pharmaceutical industry, in addition to our employees, we engage the services of consultants to assist us in the development of our product candidates. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including our competitors or potential competitors. We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how
or trade secrets of others in their work for us, we may become subject to claims that we caused an employee to breach the terms of his or her non-competition
or
non-solicitation
agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor.
While we may litigate to defend ourselves against these claims, even if we are successful, litigation could result in substantial costs and could be a distraction to management. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to our product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our intellectual property rights throughout the world.
As is the case with other biologics companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biologics industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs, and may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents.
Patent protection is available on a national or regional level. Filing, prosecuting and defending patents throughout the world and on all of our product candidates would be prohibitively expensive. As such, our intellectual property rights outside the United States may not extend to all other possible countries outside the United States and we may not be able to prevent third parties from practicing our inventions in countries outside the United States where we do not have patent protection, or from selling in and importing products into other jurisdictions made using our inventions in such countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products or technology and may export otherwise infringing products or technology to territories where we have patent protection, but enforcement rights are not as strong as those in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Further, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals or biologics, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. In addition, certain developing countries, including India, have compulsory licensing laws under which a patent owner may be compelled under certain circumstances to grant licenses to third parties at nominal or no consideration. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third-party, which could materially diminish the value of those patents. In addition, many countries limit the enforceability of patents against government agencies or government contractors. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
No earlier than October 1, 2022, European applications will soon have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (UPC). This will be a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation.
Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the Leahy-Smith Act), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, IPR, and derivation proceedings. Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before we file an application covering the same invention, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making
bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the 2013 case
Assoc. for Molecular Pathology v.
Myriad Genetics, Inc.
, the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents.
Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance
with these requirements.
Periodic maintenance fees, renewal fees, annuities fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse, including due to the effect of the
COVID-19
pandemic on us or our patent maintenance vendors, can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.
Non-compliance
events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment
of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidates, our competitive position would be adversely affected.

We may rely on trade secret and proprietary
know-how
which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to seeking patents for some of our technology and product candidates, we may also rely on trade secrets, including unpatented know-how,
technology and other proprietary information, to maintain our competitive position. Elements of our product candidate, including processes for their preparation and manufacture, may involve proprietary know-how,
information, or technology that is not covered by patents, and thus for these aspects we may consider trade secrets and know-how
to be our primary intellectual property. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Because we expect to rely on third parties in the development and manufacture of our product candidates, we must, at times, share trade secrets with them. Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.
Trade secrets and
know-how
can be difficult to protect. We require our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to us any inventions generated in the course of their employment. We and any third parties with whom we share facilities enter into written agreements that include confidentiality and intellectual property obligations to protect each party’s property, potential trade secrets, proprietary know-how,
and information. We further seek to protect our potential trade secrets, proprietary know-how,
and information in part, by entering into
non-disclosure
and confidentiality agreements with parties who are given access to them, such as our corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. With our consultants, contractors, and outside scientific collaborators, these agreements typically include invention assignment obligations. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. We cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We currently have and may in the future enter into more contract research and manufacturing relationships with organizations that operate in certain countries that are at heightened risk of theft of technology, data and intellectual property, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. If our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Such disclosure could have a material adverse effect on our business. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third-party, our competitive position would be harmed.
We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.
We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor.
The failure to name the proper inventors on a

patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership
of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
Our licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that our licensors are not the sole and exclusive owners of the patents we in-licensed.
If other third parties have ownership rights or other rights to our in-licensed
patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.
In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.
Patent rights are of limited duration. In the United States, if all maintenance fees are paid timely, the natural expiration of a patent is generally 20 years after its first effective filing date. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from biosimilar or generic products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours. Upon issuance in the United States, the term of a patent can be increased by patent term adjustment, which is based on certain delays caused by the USPTO, but this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. The term of a United States patent may also be shortened if the patent is terminally disclaimed over an earlier-filed patent. A patent term extension (PTE) based on regulatory delay may be available in the United States. However, only a single patent can be extended for each marketing approval, and any patent can be extended only once, for a single product. Moreover, the scope of protection during the period of the PTE does not extend to the full scope of the claim, but instead only to the scope of the product as approved. Laws governing analogous PTEs in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Furthermore, our patents covering certain components of our product candidates may expire prior to the commercialization of our product candidates or soon thereafter. As a result, third parties may be able to utilize these components of our products after expiration of these patents. For example, our initial non-natural
pAF

amino acid patent estate expires in 2025. However, our subsequent patent families, which cover our product candidates as ADCs or IOCs, and which also incorporate the non-natural
pAF amino acid, expire between 2032 and 2039.
If we are unable to obtain PTE or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration and may take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data to launch their product earlier than might otherwise be the case, and our revenue could be reduced, possibly materially.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.
Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.
Risks Related to Our Securities and Our Status as a Public Company
The trading price of our ADSs may be volatile, and you could lose all or part of your investment.
The trading price of our ADSs has been and will likely continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. The stock market in general and the market for biologics companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs at or above the price paid for the ADSs. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this report, the factors that could cause significant fluctuations in the trading price of our ADSs include:

•	positive or negative results from preclinical studies and clinical trials by us, our collaborators or competitors;

•	concerns regarding the safety of our product candidates or ADCs in general;

•	the timing of commencing, enrolling and announcing results from clinical trials;

•	decisions as to which product candidates, indications or discovery programs we chose to pursue;

•	announcements regarding competitive products or technologies or the biologics industry in general;

•	actions taken or guidance provided by regulatory agencies with respect to our clinical trials or regulatory submissions;

•	changes or developments in laws or regulations applicable to our product candidates and our markets, including in the United States and China;

•	changes to our relationships with collaborators, manufacturers or suppliers;

•	the loss of any of our key scientific or management personnel;

•	changes in the structure of healthcare payment systems;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or recommendations by securities analysts;

•	potential acquisitions, financing, collaborations or other corporate transactions;

•	the loss of rights under license, strategic or other research and development agreements;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates;

•	the trading volume of our ADSs on the NYSE;

•	sales of our ADSs or ordinary shares by us, members of our senior management and directors or our significant shareholders or the anticipation that such sales may occur in the future;

•
general economic, geopolitical, and market conditions and overall fluctuations in the financial markets in the United States or China, including due to civil or political unrest (such as the ongoing conflict between Ukraine and Russia), terrorism, insurrection or war, man-made
or natural disasters;

•	stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biologics industry;

•	investors’ general perception of us and our business;

•	public health pandemics or epidemics, including the ongoing and future impact of the COVID-19 pandemic and actions taken to slow its spread; and

•	other events and factors, many of which are beyond our control.
These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their ADSs at or above the price paid for the ADSs and may otherwise negatively affect the liquidity of our ADSs. The trading prices for common stock of other biologics companies have also been highly volatile as a result of the COVID-19 pandemic
and the ongoing conflict between Ukraine and Russia.

Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time consuming, and could divert our management’s attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ADSs.
Holders of our ADSs have fewer rights than our shareholders and must act through the depositary to exercise their rights.
Holders of our ADSs do not have the same rights as our shareholders and may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Holders of the ADSs must appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. When a general meeting is convened, if you hold ADSs, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. We will take all commercially reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement, our ordinary shares or the ADSs or the transactions contemplated thereby, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court in New York, which have non-exclusive
jurisdiction (other than for claims brought by holders of our ADSs, which may only be instituted in a state or federal court in New York, New York), over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement, our ordinary shares and the ADSs and the transactions contemplated thereby. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement, our ordinary shares or the ADSs or the transactions contemplated thereby. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement, our ordinary shares or the ADSs or the transactions contemplated thereby, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.
You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
Although we do not have any present plans to declare or pay any dividends on our ordinary shares, in the event we declare and pay any dividends, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to register under U.S. securities laws any offering of ADSs, ordinary shares or other securities received through such distributions. We also have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.
We have never declared or paid a dividend on our ordinary shares in the past, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. Therefore, you should not rely on an investment in our ADSs to provide dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or out of the credit standing in our share premium account, and provided always that in no circumstances may a dividend be paid if it would result in our inability to pay our debts as they fall due in the ordinary course of business. In addition, our shareholders may, subject to our memorandum and articles of association, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future. Investors seeking cash dividends should not purchase our ADSs.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
As of December 31, 2021, we had $192.5 million of U.S. federal and $94.1 million of state net operating loss carryforwards available to reduce future taxable income. At December 31, 2021, we also had $10.4 million of U.S. federal and $8.0 million of state research and development tax credit carryforwards. It is possible that some of these net operating losses and other tax attributes may expire prior to our generating sufficient taxable income to use them. Under legislative changes made in December 2017, as modified by federal tax law changes enacted in March 2020, U.S. federal net operating losses incurred in tax years beginning after December 31, 2017 and in future years may be carried forward indefinitely, but, for tax years beginning after December 31, 2020, the deductibility of such net operating losses is limited. In addition, the federal and state net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended (the Code), respectively, and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change
net operating loss carryforwards and other
pre-change
attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by
“5-percent
shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We may have experienced such ownership changes in the past and also may experience ownership changes in the future as a result of future shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our net operating loss carryforwards and tax credits is materially limited, it would harm our business by effectively increasing our future tax obligations.
In addition, for state income tax purposes, there may be periods during which the use of net operating losses is suspended or otherwise limited, including a recent California franchise tax law change limiting the usability of California state net operating losses to offset California taxable income in taxable years beginning on or after January 1, 2020 and before January 1, 2022, which could accelerate or permanently increase state taxes owed.
We do not believe we were a passive foreign investment company (PFIC) but there can be no assurance we will not be a PFIC for U.S. federal income tax purposes which could result in adverse tax consequences to U.S. Holders of ADSs or ordinary shares. If we are or become classified as a passive foreign investment company, our U.S. Holders of ADSs or ordinary shares may suffer adverse tax consequences as a result.
Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company (PFIC), for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our shares) and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. Holders (as defined in “Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders”) of ADSs or ordinary shares, may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders, and having interest charges apply to distributions by us and gains from the sales of our shares.
Based on our consolidated financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe we were a PFIC for the taxable year ending December 31, 2021 and do not anticipate being a PFIC for our current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our cash and other liquid assets.
For further discussion of the PFIC rules and adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section titled “Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders” in this report. Each U.S. Holder should consult its own tax advisors with respect to the potential adverse U.S. tax consequences to it if we are or were to become a PFIC.
If a United States person is treated as owning at least 10% of our ordinary shares, including ordinary shares represented by ADSs, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, including ordinary shares represented by ADSs, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary, certain of our non-U.S. subsidiaries
may be treated as controlled foreign corporations (regardless of whether Ambrx Biopharma Inc. is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed
income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting and tax paying obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ADSs.
Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.
The tax treatment of our company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organisation for Economic
Co-operation
and Development’s, Base Erosion and Profit Shifting, Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns
to our shareholders, and increase the complexity, burden and cost of tax compliance.
Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of
expected benefits.
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly, and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.
We will continue to incur significantly increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.
As a public company in the United States, we will incur significant legal, accounting and other expenses. These expenses will likely be even more significant after we no longer qualify as an emerging growth company and/or a smaller reporting company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies in the United States, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.
However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Pursuant to Section 404 of the Sarbanes-Oxley Act (Section 404), we will be required to furnish a report by our senior management on our internal controls over financial reporting. However, while we remain an emerging growth company or a smaller reporting company, we will not be required to include an attestation report on internal controls over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, we will be engaged in a process to document and evaluate our internal controls over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal controls over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal controls over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal controls over financial reporting is effective as required by Section 404.
We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our ADSs may be less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares, including ordinary shares represented by ADSs, held
by non-affiliates exceeds
$700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an emerging growth company as of the following December 31st (the last day of our fiscal year). We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.
We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and frequent reporting than that of a U.S. domestic public company.
So long as we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on
Form 10-Q containing
unaudited financial and other specified information, or current reports on
Form 8-K upon
the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on
Form 20-F until
120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on
Form 10-K within
75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
Since shareholder rights under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records, other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Differences in Corporate Law.”
Provisions in our amended and restated memorandum and articles of association may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our ADSs may be lower as a result.
There are provisions in our amended and restated memorandum and articles of association that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control was considered favorable by you and other shareholders. For example, our board of directors has the authority to issue up to 100,000,000 shares of an additional class or classes of shares, which could include preference shares. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the other classes of shares without any further vote or action by our shareholders. The issuance of such shares may delay or prevent a change of control transaction. As a result, the market price of our ADSs and the voting and other rights of our shareholders may be adversely affected. An issuance of other classes of shares may result in the loss of voting control to other shareholders.
Our charter documents also contain other provisions that could have an anti-takeover effect, including:

•	only one of our three classes of directors will be elected each year;

•	shareholders are entitled to remove directors only for cause;

•	shareholders are not be permitted to take actions by written consent; and

•	shareholders must give advance notice to nominate directors or submit proposals for consideration at annual general meetings.
These provisions could discourage potential acquisition proposals and could delay or prevent a change of control transaction. They could also have the effect of discouraging others from making tender offers, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our ADSs.

You may be subject to limitations on transfers of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when deemed necessary or advisable by it in good faith in connection with the performance of its duties or at our reasonable written request, subject in all cases to compliance with applicable U.S. securities laws. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
General Risk Factors
Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.
We operate in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act, the regulations of the NYSE, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. Commencing with our fiscal year ending 2022, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our annual report for that year, as required by Section 404 of the Sarbanes-Oxley Act. As of the date of this Annual Report, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.
We anticipate that the process of building our accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. We expect that we will need to implement a new internal system to combine and streamline the management of our financial, accounting, human resources and other functions. However, such a system would likely require us to complete many processes and procedures for the effective use of the system or to run our business using the system, which may result in substantial costs. Any disruptions or difficulties in implementing or using such a system could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention. In addition, we may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities.

If we are unable to maintain effective internal controls, our business, financial position and results of operations could be adversely affected.
We are subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act, which require annual management assessments of the effectiveness of our internal control over financial reporting.
The rules governing the standards that must be met for management to determine that our internal control over financial reporting is effective are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. These reporting and other obligations place significant demands on our management and administrative and operational resources, including accounting resources.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Any failure to maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.
Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect our reported results of operations.
Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and are expected to occur again in the future. As a result, we may be required to make changes in our accounting policies. Those changes could affect our financial condition and results of operations or the way in which such financial condition and results of operations are reported. We have invested resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities.
Unstable market and economic conditions may have serious adverse consequences on our business and financial condition and the trading price of our ADSs.
The global credit and financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. This is as a result of a number of factors, including the
COVID-19
pandemic (and actions taken to slow its spread) and the ongoing conflict between Ukraine and Russia. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget. Any of these events could have a material and negative impact on the trading price of our ADSs.
If equity research analysts do not publish research or reports, cease publishing research reports, or publish unfavorable research or reports, about us, our business or our market, the price and trading volume of our ADSs could decline.
The trading market for our ADSs will be influenced by the research and reports that equity research analysts publish about us and our business. Certain equity research analysts may never provide research coverage of our ADSs, and such lack of research coverage may adversely affect the market price of our ADSs. With respect to equity research analysts that do cover our ADSs, we will not have any control over the analysts or the content and opinions included in their reports. The price of our ADSs could decline if one or more equity research analysts downgrade our ADSs or issue other unfavorable commentary or research about us. If one or more equity research analysts cease coverage of us or fail to publish reports on us regularly, demand for our ADSs could decrease, which in turn could cause the trading price or trading volume of our ADSs to decline.
We could be subject to securities class action litigation.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.
Our internal information technology systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could result in a material disruption of our product candidates’ development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.
We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party contractors who have access to our confidential information.
Despite the implementation of security measures, given their size and complexity and the increasing amounts of confidential information that they maintain, our internal information technology systems and those of our third-party CROs and other contractors and consultants are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service
attacks,

social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to data leakage. Additionally, theft of our intellectual property or proprietary business information could require substantial expenditures to remedy. If we or our third-party collaborators, consultants, contractors, suppliers, or service providers were to suffer an attack or breach, for example, that resulted in the unauthorized access to or use or disclosure of personal or health information, we may have to notify consumers, partners, collaborators, government authorities, and the media, and may be subject to investigations, civil penalties, administrative and enforcement actions, and litigation, any of which could harm our business and reputation. The
COVID-19
pandemic and the ongoing conflict between Ukraine and Russia have generally increased the risk of cybersecurity intrusions. For example, there has been an increase in phishing and spam emails as well as social engineering attempts from “hackers” hoping to use the recent
COVID-19
pandemic and developments in Ukraine to their advantage. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of our product candidates could be delayed.
We cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs and the development of our product candidates could be delayed. In addition, the loss of clinical trial data for our product candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, significant disruptions of our internal information technology systems or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our clinical trial subjects or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.
We or the third parties upon whom we depend may be adversely affected by earthquakes, fires or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Our headquarters and main research facility are located in San Diego, California, which in the past has experienced severe earthquakes and fires. If these earthquakes, fires, other natural disasters, terrorism and similar unforeseen events beyond our control prevented us from using all or a significant portion of our headquarters or research facility, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We do not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of our internal or third-party service provider disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business. Furthermore, integral parties in our supply chain are operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our ability to conduct our clinical trials, our development plans and business.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.
U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, or collectively, Trade Laws, prohibit, among other things, companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our
non-U.S.
activities to increase over time. We expect to rely on third parties for research, preclinical studies, and clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other marketing approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.
If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.
We, and the third parties with whom we share our facilities, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Each of our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Each of our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. We could be held liable for any resulting damages in the event of contamination or injury resulting from the use of hazardous materials by us or the third parties with whom we share our facilities, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.
Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.
In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research and development. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Item 4. Information on the Company

A.	History and development of the company.
Ambrx Biopharma Inc. is an exempted company incorporated in the Cayman Islands with limited liability. We commenced our operations in the United States in January 2003 through Ambrx, Inc., a Delaware corporation (Ambrx US). In May 2015, we incorporated under the laws of the Cayman Islands and have become the ultimate holding company through a series of transactions. As of December 31, 2020, we owned approximately 89% of Shanghai Ambrx Biopharma Company Limited, a limited liability company organized and existing under the laws of the People’s Republic of China (Ambrx Shanghai). As of the same date, Ambrx Shanghai owned 100% of Biolaxy Pharmaceutical Hong Kong Limited, a company incorporated in Hong Kong (Ambrx HK); Ambrx HK owned 100% of Ambrx US, and Ambrx US owned 100% of Ambrx Australia Pty Limited, a company incorporated in Australia (Ambrx AU).
We completed a reorganization of our corporate structure in May 2021 (the Reorganization). In connection with the Reorganization, we paid the minority shareholders of Ambrx Shanghai (Shanghai Shareholders) an aggregate of approximately $21.0 million in connection with our purchase of all outstanding Ambrx Shanghai shares held by the Shanghai Shareholders (representing the approximately 11% of Ambrx Shanghai that we did not own). Also in April 2021, we purchased all outstanding shares of Ambrx HK from Ambrx Shanghai for an aggregate purchase price of $190.0 million, through the issuance of a promissory note to Ambrx Shanghai by Ambrx Biopharma Inc. for the purchase price. As a result of these transactions, Ambrx Shanghai and Ambrx HK each became our wholly-owned subsidiaries.
In addition, in connection with the Reorganization, in June 2021 we issued and sold to certain of the Shanghai Shareholders an aggregate of 2,004,879 of our Series A preferred shares for aggregate gross proceeds of approximately $2.1 million (the Shanghai Issuance) and the remaining Shanghai Shareholders purchased from us an aggregate of 18,999,753 of our Series A preferred shares for an aggregate purchase price of approximately $18.2 million (the Shanghai Obligated Issuance).
Our principal executive offices are located at 10975 North Torrey Pines Road, La Jolla, California 92037. Our telephone number at this address is
(858) 875-2400. Our
registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand
Cayman, KY1-1104, Grand
Cayman KY1-1104, Cayman
Islands. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above. Our website is www.ambrx.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website is not part of this Annual Report. “Ambrx,” the Ambrx logo and other trademarks or service marks of Ambrx Biopharma Inc. appearing in this Annual Report are the property of Ambrx Biopharma Inc. Trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective holders.
Since our inception in 2003, we have devoted substantially all of our resources to acquiring rights to, and developing our product candidates, including preclinical studies and clinical trials and providing general and administrative support for our operations. We have not generated any revenue from product sales and we do not currently have any products approved for commercialization. We have financed our operations through a combination of debt and equity financings and government grants.

B.	Business overview.
Overview
We are a clinical-stage biologics company focused on discovering and developing a novel class of engineered precision biologics (EPBs), using our proprietary expanded genetic code technology platform that allows us to incorporate, in a site-specific manner, synthetic amino acids (SAAs) into proteins within living cells. Our product candidates are designed to overcome the inherent limitations of conventional conjugation approaches that use natural amino acids for non-site-specific
conjugation, offering potential safety and efficacy benefits to treat patients across multiple therapeutic areas. We believe that our technology allows us to engineer a single optimized structure by designing the conjugation chemistries, selecting the precise number of amino acids and conjugation positions in the protein, and expanding the types of payloads that can be conjugated. Our precision engineering capabilities and the broad applicability of our expanded genetic code technology platform have the potential to enhance and enable the therapeutic functions of conventional biologics and bio-conjugates.
Our SAA incorporation technology allows us to develop a wide array of product candidate modalities, such as antibody-drug conjugates (ADCs), bispecific antibodies, PEGylated peptides, modified cytokines and immuno-stimulating antibody conjugates (ISACs). Our most advanced internal product candidate is ARX788, an anti-HER2 ADC, currently being investigated in multiple clinical trials for the treatment of breast cancer, gastric/gastroesophageal junction (GEJ) cancer and other solid tumors, including ongoing Phase 2/3 clinical trials for the treatment of HER2-positive metastatic breast cancer and gastric cancer.
Initially, we are focusing our internal efforts on developing a portfolio of ADC and immuno-oncology conjugate (IOC) candidates. Our lead ADC candidate is ARX788, an anti-HER2 ADC currently being studied in breast, gastric and other solid tumor trials. The most advanced trial,
ACE-Breast-02,
is an ongoing Phase 2/3 clinical trial for HER2-positive metastatic breast cancer being conducted in China by our partner, NovoCodex Biopharmaceuticals Ltd. (NovoCodex), a subsidiary of Zhejiang Medicine Co. Ltd. (ZMC). As of March 31, 2022, 393 patients had been enrolled in this trial (target enrollment 440 subjects) and we expect to report topline data for the interim analysis by the end of 2022. We believe that this trial is potentially registrational in China, meaning that if it is successfully completed, it could support a submission seeking regulatory approval. NovoCodex also initiated a potentially registrational global Phase 2/3 clinical trial in patients with HER2-positive gastric/GEJ cancer in China in August 2021, and we, as the sponsor outside of China, intend to later expand this trial to enroll patients in additional countries outside of China, after submission of clinical trial applications for those jurisdictions. As of March 31, 2022, 65 patients had been enrolled in this trial with a target enrollment of 405 subjects.
ACE-Breast-01
is an ongoing Phase 1 clinical trial of ARX788 which is being conducted in China by NovoCodex in HER2-positive metastatic breast cancer patients whose diseases have failed other available therapies, including anti-HER2 ADCs. In this trial, we have observed promising anti-tumor activity with a confirmed objective response rate (ORR) of 66% (19 of 29 patients) in the cohort of patients receiving 1.5 mg/kg of ARX 788 at every three weeks (Q3W) as of December 14, 2021. In the cohorts of patients receiving 1.3 mg/kg of ARX788 at Q3W or every four weeks (Q4W), we have observed an ORR of 50% (8 of 16 patients). The objective response rate has not changed since April 2021 to the current report date of March 2022. We have received Fast Track designation from the U.S. Food and Drug Administration (FDA) for ARX788 as a monotherapy for the treatment of HER2-positive metastatic breast cancer patients who have received one or more prior anti-HER2-based regimens in the metastatic setting. In addition, the China National Medical Products Administration (NMPA) granted ARX788 Breakthrough Therapy designation for the second-line treatment of HER2-positive metastatic breast cancer in May 2021.
Although we have not been required to repeat Phase 1 trials to initiate Phase 2 or Phase 3 HER2-positive metastatic breast cancer trials in the United States, the FDA or comparable foreign regulatory authorities may not interpret the results of the trials being conducted in China by our partner, NovoCodex, as we do. Our clinical strategy includes additional clinical trials which we expect to serve as the basis of our U.S. marketing applications, including ACE-
Breast-03,
our first global, potentially pivotal trial for HER2-positive metastatic breast cancer for which we are screening patients for enrollment.
ACE-Pan
tumor-01
is our ongoing Phase 1 clinical trial of ARX788 in the United States and Australia in multiple HER2-expressing tumors. In the dose escalation portion of this trial, we have observed a confirmed ORR of 67% (2 of 3 patients) in the cohort of patients receiving the 1.5 mg/kg Q4W dose and no confirmed responses in the cohort of patients receiving the 1.3 mg/kg Q4W dose, each as of April 8, 2021. The objective response rate has not changed from April 2021 to December 13, 2021.
ACE-Gastric-01
is an ongoing Phase 1 clinical trial of ARX788 in HER2-positive metastatic gastric/GEJ cancer where patients have failed other available therapies, including trastuzumab, which is being conducted in China by our partner, NovoCodex. In this trial, we have observed promising anti-tumor activity in the cohorts of patients receiving 1.7 mg/kg of ARX788 Q3W, with a 43% (3 out of 7) confirmed ORR, 1.5 mg/kg of ARX788 Q3W, with a 46% (6 of 13 patients) confirmed ORR, and a 43% (3 of 7 patients) confirmed ORR in the cohort of patients receiving 1.3 mg/kg of ARX788 at Q3W as of December 14, 2021. We have received Orphan Drug designation from the FDA for the treatment of gastric cancer, including cancer at the GEJ. Treatment with ARX788 in the
ACE-Breast-01,
ACE-Pan
tumor-01
and
ACE-Gastric-01
trials has also been generally well-tolerated and while most patients in these trials have experienced at least one drug-related adverse event, there have only been an aggregate of eight drug-related serious adverse events (SAEs) reported from the 183 patients dosed with ARX788 in these trials as of March 31, 2022.
Based on clinical data generated to date, we initiated
ACE-Breast-03,
our first global, potentially pivotal trial for HER2-positive metastatic breast cancer. As of March 31, 2022, 13 patients have been treated. We expect to report preliminary results in 2023.
Within our ADC franchise, we also have two earlier-stage product candidates: ARX517, an anti-PSMA ADC for the treatment of prostate cancer and other solid tumors for which we initiated a Phase 1 clinical trial in 2021 and are currently in dose escalation to identify the recommended Phase 2 dose, and ARX305, an anti-CD70 ADC for the treatment of renal cell carcinoma (RCC) and other cancers. The Investigational New Drug (IND) application for ARX305 received FDA clearance in February 2022. We anticipate that we will start the first in human trial for ARX305 in 2022. Additionally, our IOC franchise consists of multiple product candidates targeting broad immuno-oncology applications. These candidates include ARX822, a
CD3-folate
bispecific, and ARX102, a smart
PEG-IL-2
cytokine. We are currently conducting
IND-enabling
studies for ARX102 with an IND expected to be submitted in the second half of 2022. Additionally, we have several ongoing collaborations with large global pharmaceutical companies. These collaborations include three clinical-stage programs and several earlier-stage preclinical programs. In connection with our pipeline programs and platform technologies, we own or control over 850 issued patents and pending patent applications.
Our mission is to discover and develop a pipeline of EPBs to treat a broad range of diseases and disorders, with an initial focus on cancers with a high unmet medical need. We believe that combining our pioneering efforts in expanded genetic code and site-specific bio-conjugates
with a team of dedicated professionals bound by a culture and vision that embraces innovation, practicality, and accountability will allow us to pursue our mission.
Conventional Biologics and
Bio-Conjugates,
and Their Inherent Limitations
Biologics have been used increasingly on a global basis and in multiple therapeutic areas, expanding the overall drug market and reducing the market share of small molecule drugs. The market for biologics initially included conventional biologics such as insulin, growth hormones, and monoclonal antibodies. However, despite the clinical benefit provided by these natural peptides and antibodies, there remained a significant need for more effective therapies. Since then, the industry has developed bio-conjugates
to generate more efficacious treatments, including approved drugs such as Enhertu (trastuzumab deruxtecan), Adcetris (brentuximab vedotin), Kadcyla
(ado-trastuzumab
emtansine) and Trodelvy (sacituzumab govitecan).
Bio-conjugates
are the product of joining two or more biologically active components into a single drug. These constructs can introduce new mechanisms of action, increase efficacy, reduce toxicity, and provide improved clinical outcomes and convenience.
Bio-conjugates
have also significantly expanded the potential landscape of targets that can be accessed by conventional biologics by providing several new approaches for each target, such as an ADC or an ISAC.
Today’s leading
bio-conjugates
typically rely on cysteine and lysine, two naturally occurring amino acids with “handles” for conjugations. Unfortunately, utilizing natural amino acids for conjugation can limit drug design in several ways. First, the conjugation chemistry is predetermined with limited room to optimize reactivity, stability and selectivity. Second, the location and number of these natural amino acids within the protein further diminish the ability to control the site of conjugation and the number of conjugations. Third, additional manufacturing steps and controls are required for conventional conjugations. As such, conventional conjugation techniques result in a mixture of random, non-uniform
and
un-optimized
drug conjugates that can potentially limit therapeutic efficacy and introduce drug safety concerns.

Designing the conjugation chemistry and selecting the precise number and conjugation positions in the protein are critical elements to in vivo
stability, offering potential safety and efficacy benefits. We believe that conjugation chemistry using natural amino acids is more likely to result in the toxic payload detaching from the antibody before reaching the tumor, a leading cause for off-target
toxicity. The random placement of conjugates and unstable chemical bonds has further hampered the safety and efficacy of conventional bio-conjugates.
For example, some antibodies have up to 80 lysine residues available for conjugation and attempting to conjugate a specific number of payload molecules to every antibody molecule, which is referred to as the drug-to-antibody
ratio (DAR), cannot be achieved homogenously due to the random nature of the reaction of conventional approaches. Given these limitations, conventional conjugation methods target average DAR, rather than a homogeneous DAR where each antibody has the same number of drug conjugations. As a result, a substantial amount of the antibodies in the mixture will not have the same DAR as the average DAR, with some antibodies remaining “naked” with no drug attached, while others become “under- or over-populated” with attached linker-payloads. This heterogenous population of drug-loaded antibodies can impact properties such as drug clearance, pharmacokinetics and biodistribution. As such, drug manufacturers must strive to minimize the standard deviation of the DAR from the stated average DAR in order to prevent undesirable or unpredictable drug properties, including dosing challenges and safety issues.
Our Solution
Our product candidates are designed to overcome the inherent limitations of these conventional conjugation approaches, offering potential safety and efficacy benefits to treat patients across multiple therapeutic areas. Key elements of our approach to developing a novel class of EPBs include:

•
Our proprietary technology platform of expanded the genetic code allows us to incorporate SAAs, in a site-specific manner into proteins within living cells, including both bacterial and mammalian cells.

•	The site-specifically incorporated SAA creates a unique and predictable attachment point for our conjugations, allowing us to obtain over 90% homogeneity.

•	We have a wide range of proprietary payloads and linkers for site-specific conjugation to achieve the designed biological functions for our EPBs.
Our platform allows for highly predictable properties, including consistent homogeneity and stability, which translates into potential expansion of the therapeutic window compared to conventional approaches. The figure below summarizes DAR, in the case of an ADC, for both conventional technologies that use natural amino acids, such as lysine to cysteine with an average DAR of approximately 4, and our proprietary conjugation technology, which uses SAAs for conjugation. To achieve effective homogeneity, we have created site-specific ADCs with payloads conjugated onto the incorporated SAA, with more than 90% achieving DAR 2 and the rest achieving DAR 1.

Expanded Genetic Code and Site-Specific SAAs
Our proprietary expanded genetic code technology platform allows us to site-specifically incorporate SAAs into proteins within living cells. It provides a fundamentally original approach to expressing a new class of proteins in living cells. Our approach is described in the figure below.

The components of this process are:

(1)
Our synthetic amino acids (SAAs)
: We use SAAs with unique chemical handles not found on naturally occurring amino acids, which serve as unique and predictable attachment points for our conjugations. SAAs provide us with freedom in designing our conjugation chemistry to incorporate desired specificity and stability unmatched when using natural amino acids.

(2)
Our orthogonal tRNA synthetase
: Our specially engineered tRNA synthetase is an enzyme that is imported into the cell to catalyze a reaction that loads only a specific SAA onto our orthogonal tRNA (transferring RNA). Our orthogonal tRNA synthetase will not recognize any of the 20 natural amino acids and will not load the recognized specific SAA onto any native tRNAs in the employed cell system.

(3)
Our orthogonal transferring RNA (tRNA)
: Our specially engineered RNA molecule is responsible for transferring the loaded amino acid by its corresponding tRNA synthetase to the ribosome, which is the protein factory of a cell. There, the amino acids are assembled into a protein following the sequence instruction of messenger RNA (mRNA) transcribed from the DNA of the gene of interest. Our orthogonal tRNA is imported into the cell and cannot be recognized by any native tRNA synthetases in the cell. It can only be recognized by our imported orthogonal tRNA synthetase and loaded with the specific SAA corresponding to the orthogonal tRNA synthetase.

(4)
Our unique codon
: In nature, all proteins consist of 20 natural amino acids, with each acid encoded at the DNA level by a set of triplet codons. The linear orders of these amino acids are determined by the sequence of DNA of each gene. Our technology platform expands this fixed genetic code to code an SAA, for example by enabling a specific stop codon, such as an amber stop codon, which does not code any natural amino acids.

(5)
Our precision engineered protein incorporated with site-specific SAA:
When we incorporate an SAA into a protein, we mutate the codon at a desired site into the amber stop codon in the DNA of the gene of interest, to provide instructions to the cell machinery to incorporate the SAA. The DNA of the gene of interest, orthogonal tRNA and orthogonal tRNA synthetase are transferred into the cell system, and, in the case of mammalian systems, transferred into the genome of the cell. The DNA is transcribed into mRNA for the gene of interest, tRNA and mRNA of orthogonal tRNA synthetase which is further translated into the orthogonal tRNA synthetase enzyme. Into the cell culture medium, we feed the cell with an SAA. The SAA is recognized by our imported enzyme, orthogonal tRNA synthetase, and is loaded onto the imported orthogonal tRNA. Our orthogonal tRNA transfers the loaded SAA to the protein assembling factory, the ribosome, where the 20 natural amino acids as well as our SAA are assembled linearly by following the strict instruction of the mRNA for the gene of interest, such as an antibody. When the amber stop codon is reached, instead of terminating the protein synthesis as would naturally occur, this codon is recognized by our engineered orthogonal tRNA. Upon recognition, the SAA that is loaded on the tRNA is now incorporated into this pre-identified
location. Using this process, protein synthesis continues until the entire desired protein is synthesized. We have developed systems to incorporate SAAs into proteins in industry standard cell lines, including
E.coli
and Chinese hamster ovarian (CHO) cells.

Our Protein Expression Systems: EuCODE and ReCODE
EuCODE and ReCODE are the core platforms that allow us to incorporate SAAs into proteins in mammalian and bacterial cells, respectively. The concept and components for this technology were first developed at The Scripps Research Institute (TSRI) and were exclusively licensed to us in 2003. We improved the bacterial incorporation technology developed at TSRI to establish our ReCODE platform. Our ReCODE system can be utilized for the expression of small, single domain and simple proteins that do not require post-translational modification. We subsequently invented a more advanced platform, EuCODE, which is a mammalian expression system for large, multi-domain and more complex proteins. EuCODE can also provide post- translational modifications, such as glycosylation, which are critical for certain functions of biologics. We use our EuCODE and ReCODE expression platforms in the manufacturing of our product candidates in various stages of clinical development.
Our Site-Specific Conjugation Technologies
After the proteins are made by our EuCODE and ReCODE technologies, we conjugate a designed moiety, such as PEG or payload to the SAAs, to achieve a desired therapeutic effect. We have a portfolio of designed SAAs with unique chemical handles for site-specific conjugation.
Taking SAA
para
-acetylphenylalanine (pAF) as an example, the ketone functional group on pAF is designed to form an oxime bond specifically with its counterpart hydroxylamine group. When creating an ADC, such as ARX788, after the site-specific incorporation of pAF into the antibody, the ketone group is presented to the specific location on the antibody and is ready for conjugation. Under appropriate conditions, upon mixing the antibody incorporated with pAF and AS269, which is designed to include a hydroxylamine group, the ketone group of pAF on the protein will react specifically with hydroxylamine group on AS269 to form an oxime bond. As a result, AS269 is conjugated site-specifically to the location where pAF is incorporated into the antibody, yielding a homogeneous ADC.

The oxime bond formed on our protein has been demonstrated to be highly stable under physiological conditions. Through multiple preclinical studies and clinical trials conducted by us, cleavage of the bond has not been detected, even after the conjugated proteins were degraded into single amino acids. In the case of ARX788, the detectable metabolite was
pAF-AS269,
in which AS269 remained conjugated to pAF through the oxime bond, demonstrating the stability of the chemical bond.
In preclinical MDAMB361DYT2 HER2-positive xenograft models, anti-tumor activity of ARX788 was tested against an ADC produced using conventional cysteine conjugation. ARX788 uses our proprietary AS269 payload conjugated with oxime chemistry, while the conventional ADC uses maleimide chemistry. As depicted in the graphic below, we observed that our site-specific conjugation resulted in improved anti-tumor activity, even at a lower DAR of 2, compared to the conventional ADC, which has a DAR of 4.5.

We believe the enhanced anti-tumor activity versus conventional ADCs demonstrated by ARX788 is a result of improved ADC stability, and can be translated into more efficient and targeted delivery of the payload to the tumor.
Our Proprietary Payloads and Linkers for Conjugation
When coupled with the flexible nature of our
bio-conjugation
chemistry, our portfolio of proprietary payloads and linkers enable us to optimize potential product candidates in the design phase by testing and selecting those with the best features.
Our collection of proprietary cytotoxic payloads, which include tubulin inhibitors and DNA alkylating agents, can be coupled with a wide selection of proprietary linkers, both cleavable and non-cleavable,
to meet various design needs. As an example, AS269 is specifically designed to form a highly stable covalent bond with our synthetic amino acids and to kill tumor cells only upon entry into the cell when aided by the conjugated targeting antibody, thereby reducing off-target
concerns. In multiple cell-based assays and animal models of cancer, we observed broad activity for AS269, making it an attractive candidate to use in our current and potential future bio-conjugates.
AS269 is generally
non-cell
permeable and appears to be a poor substrate for multidrug resistance proteins (MDRs), which could enhance its potency and reduce cancer cell resistance. In preclinical studies for all three of our current ADC programs, including ARX788, ARX517 and ARX305, we observed that ADCs designed in conjunction with AS269 outperformed other ADC designs. Given the promising preclinical data, we advanced three ADC programs using the AS269 payload and this payload has the potential to provide not only- safety and efficacy benefits, but also a streamlined manufacturing process with a single payload drug master file.
Beyond cytotoxic payloads used for our ADC product candidates, we have a portfolio of proprietary PEGs, small molecule targeting agents, potent TLR7/8 agonists and other components for designing EPBs. We continue to explore novel approaches, including payloads that enable different mechanisms of action, prodrug strategies, and conditional activation technology.
Our Innovation Engine
We believe that our expanded genetic code technology platform, which provides us with the ability to incorporate, in a site-specific manner, SAAs into proteins within living cells, is a fundamental breakthrough in drug design. We believe our proprietary platform will serve as an innovation engine and we can leverage our EPBs to take recombinant DNA technologies into new territories by improving and enabling the field of bio-conjugates.
We intend not only to advance our current programs through clinical development but also to design and develop additional EPBs.
Our proprietary and enabling technology includes algorithms to scan and select promising sites for protein modification that preserve the native structure and function of proteins, antibodies, and antibody fragments, while enhancing their performance as bio-conjugates.
We optimize EPBs by rapidly screening a panel of homogeneous recombinant proteins with SAAs inserted at predefined locations. This screening includes parameters such as expression, conjugation efficiency, and solubility, and a range of other biophysical properties as well as in vitro
and
in vivo
biological characteristics such as pharmacology, potency and toxicity.
Our ability to rapidly assess and optimize
bio-conjugates
based on how different structures and payloads interact to enhance therapeutic performance is an invaluable design process typically reserved for modern small molecule drugs. As a result, we can create and test multiple conjugation structures in the design phase, generating data in cell-based and animal-based models of disease before selecting development candidates to advance into further testing and clinical trials.
As the pioneer and a leader in the EPB field, we continue to invest in the innovation and expansion of our underlying technology platforms, EuCODE and ReCODE. We plan to explore additional capabilities, including (i) incorporating more SAAs into proteins, thereby allowing more chemistries and functionalities, (ii) developing design systems that may allow us to incorporate two distinct SAAs into one protein, and (iii) further engineering our cell lines and expanding our approach into more cellular systems.
We believe our proprietary conjugation technologies provide us with a unique advantage compared to other bio-conjugate
companies, which will allow us to continue advancing and expanding our pipeline across our core ADC and IOC franchises.

Summary of Our Product Pipeline
We have engineered a pipeline of targeted oncology and immuno-oncology product candidates that are diversified across mechanisms of action, target indications and development stages. We believe our platform and technologies can significantly improve patients’ treatment outcomes in indications of high unmet need. Our initial focus is to discover, develop and commercialize EPBs with new and improved properties to treat and potentially cure a broad range of cancers. The following chart summarizes our current internal product candidate pipeline.

*
NovoCodex is our commercial and development partner in China for ARX788 and ARX305, where we continue to use data generated by NovoCodex to support our clinical development and regulatory filings. See “Business overview – Collaborations – License Agreement with NovoCodex (ARX788)” for more information on our agreement with NovoCodex, including our rights to use such data.

ADC Franchise
Conventional ADCs can have significant limitations in conjugation chemistry, conjugation position, and homogeneity, which may limit their therapeutic potential and give rise to safety concerns. We have designed the product candidates in our ADC franchise with the potential to effectively and safely deliver a cytotoxic payload to a tumor site, benefiting from characteristics generally not available to conventional ADCs such as increased stability of conjugation chemistries, optimized conjugation locations and improved homogeneity.
Our lead ADC program is ARX788, an anti-HER2 ADC currently being studied broadly in breast and gastric cancer, including cancer at the GEJ, and other solid tumor trials. The most advanced trial of ARX788 is an ongoing potentially registrational Phase 2/3 trial for HER2-positive metastatic breast cancer in China,
ACE-Breast-02,
and we have multiple additional potentially registrational global trials ongoing, such as
ACE-Gastric-02,
and
ACE-Breast-03.
In addition to ARX788, our ADC franchise has two additional programs: ARX517, an anti-PSMA ADC for prostate cancer and other solid tumors, which is currently in a Phase 1a clinical trial in the US, and ARX305, an anti-CD70 ADC for CD70-positive renal cell carcinoma and other cancers, for which we are planning to initiate a Phase 1a clinical trial in 2022. These programs use the same cytotoxic payload as ARX788, which we believe will streamline development, clinical, regulatory, and manufacturing requirements.

ARX788
ARX788, an anti-HER2 ADC, is our most advanced ADC program in ongoing Phase 2/3 trials for HER2-positive metastatic breast cancer and gastric/GEJ cancer to support potential registration in China and outside of China. In an ongoing Phase 1 clinical trial of ARX788 in HER2-positive breast cancer in China
(ACE-Breast-01),
as of December 14, 2021, in the 1.5 mg/kg Q3W cohort, ARX788 had achieved a confirmed ORR of 66% (19 of 29 patients) and a disease control rate (DCR) of 100%, and a confirmed ORR of 50% (8 of 16 patients) and DCR of 88% in the 1.3 mg/kg cohorts. ARX788 has also shown a favorable tolerability profile in this trial, with two drug-related SAEs reported, in heavily pre-treated
cancer patients whose disease had failed other available therapies, including currently approved and experimental HER2-targeting therapies, such as ADCs, TKIs and bispecific antibodies.
The FDA granted ARX788 Fast Track designation as monotherapy for the treatment of advanced or metastatic HER2-positive breast cancer patients who have received one or more prior anti-HER2-based regimens in the metastatic setting and Orphan Drug designation for the treatment of gastric cancer, including cancer at the GEJ, in December 2020 and January 2021, respectively. The China NMPA granted ARX788 Breakthrough therapy designation for the second-line treatment of HER2-positive metastatic breast cancer in May 2021, which was one of only five product candidates that were granted Breakthrough therapy designations by the China NMPA in 2021.
ARX788 is a homogeneous and highly stable ADC, which targets the HER2 receptor and contains two cytotoxic AS269 payloads site-specifically conjugated to a trastuzumab-based antibody. ARX788 was designed to maximize its potential for anti-tumor activity by optimizing the number and position of the payloads and the chemical bonds that conjugate the payloads to the antibody. AS269 is a proprietary payload specifically designed to form a highly stable covalent bond with our SAAs and kill tumor cells only upon entry into the cell when aided by the conjugated targeting antibody, thereby limiting off-target
effects on healthy tissue.
We believe ARX788 has the potential to significantly improve outcomes for HER2-positive cancers, including those in patients with metastatic disease and in earlier stages of adjuvant and neoadjuvant settings. Our initial focus is on the treatment of patients with HER2-positive breast and gastric cancers, including at the GEJ. However, we believe ARX788 may benefit a broader spectrum of cancer patients, including
HER2-low
breast cancer patients where no targeted treatment is available, as well as HER2-positive and
HER2-low
patients in other malignancies, such as
non-small
cell lung cancer (NSCLC), urothelial, biliary tract, colon, ovarian and pancreatic cancers. We plan to initiate multiple trials to expand indications and geographic reach. As of March 31, 2022, we together with NovoCodex, have dosed an aggregate of 436 patients (estimated) with ARX788 at least once across all clinical trials.
Adhering to our clinical strategy, we and our partner NovoCodex are currently conducting the following clinical trials globally
(ex-China)
and in China, respectively:

•
ACE-Breast-01:
Phase 1 dose escalation and cohort expansion trial in China for patients with HER2-positive advanced or metastatic breast cancer whose diseases have failed multiple prior lines of therapy.

•
ACE-Breast-02:
Phase 2/3 randomized trial in China for HER2-positive advanced or metastatic breast cancer patients who have previously received first-line treatment of trastuzumab and less than two lines of chemotherapy.

•	ACE-Breast-03: Phase 2 single-arm global trial for HER2-positive metastatic breast cancer patients whose diseases have failed T-DM1, and/or T-DXd, and/or tucatinib-containing regimens.

•	ACE-Breast-08: Phase 1b/2 single arm trial in China for HER2-positive breast cancer patients who have failed prior Herceptin and TKI treatment.

•	ACE-Pan tumor-01: Phase 1 dose escalation and expansion trial in the United States and Australia for patients with various tumors with HER2 expression. Cohorts in the expansion phase include HER2 positive breast cancer, HER2 low breast cancer, HER2 positive gastric/GEJ, HER2 overexpressing solid tumors, HER2 mutated solid tumors.

•	ACE-Pan tumor-03: Phase 1b/2 single arm basket trial in China for HER2-positive solid tumor patients who have failed standard of care treatment.

•	ACE-Gastric-01: Phase 1 dose escalation trial in China for HER2-positive gastric/GEJ cancer patients.

•	ACE-Gastric-02: Global Phase 2/3 randomized trial initially in China for patients with HER2-positive gastric/GEJ cancer.
Additionally, we plan to initiate multiple global potentially registrational and exploratory trials of ARX788 to expand indications and geographic reach, including
ACE-Breast-05,
a Phase 3 global randomized trial comparing ARX788 to physician’s choice in HER2 low metastatic breast cancer, which we plan to initiate in the second half of 2023.
In addition, the following investigator-sponsored clinical trials are ongoing/planned:

•	ACE-Breast-06: Phase 2 single arm trial in China for advanced HER2+ breast cancer with brain metastases. First patient dosed in August 2021.

•	ACE-Breast-07: Phase 2 single arm trial in China in HER2-low breast cancer, which is anticipated to start in 2022.

•
DREAM-02: Phase 2 single arm trial in China of pyrotinib maleate combined with ARX788 as neoadjuvant therapy in the treatment of HER2-positive stage II-III breast cancer. First patient dosed in November 2021.

•
I-SPY
2.2 trial sponsored by Quantum Leap Healthcare Collaborative for HER2 positive breast cancer patients in US in neoadjuvant setting for ARX788 as single agent as well as in combination with anti-PD-1
antibody, which is anticipated to start enrollment in May 2022.

•	ACE-Combo-02: Phase 1 clinical trial in China evaluating ARX788 combined with toripalimab in patients with HER2-expressing or mutated advanced solid tumors, which is anticipated to start in 2022.
In June 2013, we entered into a collaboration and license agreement with ZMC, which was subsequently transferred to NovoCodex, pursuant to which NovoCodex is responsible for all development and commercialization activities related to ARX788 in China. We are entitled to receive tiered royalties in the low teens on sales of ARX788 in China, while NovoCodex is entitled to receive low single-digit royalties on sales outside of China.
In March 2022, we discontinued our global Phase 2 clinical trial of ARX788 for selected HER2-mutated or HER2-amplified/overexpressed solid tumors (which we referred to as our
ACE-Pan-tumor-02
trial) in order to
re-prioritize
our existing clinical programs. We initiated preparations for the trial in second half of 2021, but did not dose any patients. We do not expect the discontinuation of this trial to impact our other clinical trials.
Approximately one woman in eight will be diagnosed with invasive breast cancer in her lifetime. Although breast cancer has a 90% five-year survival rate, overall, the rate is just 29% for those diagnosed with distant metastases (US data). One in 39 of these women is expected to die of this disease. The market for HER2-expressing breast cancer is estimated to exceed $9 billion in 2022. With the advent of new HER2-targeting agents and next-generation HER2-ADCs, the market is forecasted to grow to over $16 billion by the end of this decade. Part of this growth is anticipated to come from a newly created segment of breast cancer: HER2-low expressers (IHC 0 or 1 or IHC 2+, FISH 0). (This forecast assumes approval of the first, next-generation HER2-ADC for HER2-low expressers in late 2022 or 2023.) The prevalence of HER2-low expression is significant: approximately 50% of all breast cancer patients. While gastric cancer has a lower incidence rate of approximately one in 95 for men and one in 154 for women in the United States, its five-year survival rate, overall, is significantly lower at 32%, and just 6% for those diagnosed with distant metastases (US data). In addition to the market for HER2-expressing breast and gastric cancer therapeutics, other HER2-expressing cancers such as NSCLC, ovarian, urothelial, colon, biliary tract and pancreatic cancers represent additional market opportunities.

ARX517 (PSMA ADC)
Our second internal ADC pipeline candidate, ARX517, targets the prostate-specific membrane antigen (PSMA) expressed on prostate cancer cells. PSMA is a clinically important biomarker of prostate cancer which is highly over-expressed in metastatic castration-resistant prostate cancer (mCRPC). PSMA is also widely expressed in the neovasculature of other solid tumors (such as pancreatic, NSCLC and ovarian), making it an attractive target for ARX517. We received IND clearance for ARX517 from the FDA in October 2020 and expect to complete the dose escalation portion of the Phase 1 first-in-human
clinical trial in the third quarter of 2022.
Prostate cancer represents a significant unmet need and sizable market opportunity. There were 1.4 million new cases of prostate cancer and 375,000 associated deaths worldwide in 2020. The five year survival rate is 90% overall, but 31% for patients diagnosed with distant metastases (US data). For men, prostate cancer is the second most frequent cancer and the fifth leading cause of cancer death. The global market for prostate cancer therapies was estimated to be $9.3 billion in 2018 and is forecast to grow to $12.8 billion by 2028.. In March 2022, Pluvicto, a 177 Lutetium radioligand targeting PSMA, was approved by the FDA for the treatment of adult patients with PSMA-positive mCRPC who have been treated with androgen receptor (AR) pathway inhibition and taxane-based chemotherapy. We believe this approval corroborates the clinical relevance of the PSMA target in mCRPC. Further, we believe that ARX517 has several potential advantages over Pluvicto, a radiotherapy that has a short shelf life and requires specialty pharmacies that can handle radio-isotope. We believe that the data generated in our preclinical studies, including studies comparing ARX517 to the standard of care therapies in in vivo
tumor models, demonstrates the ability of our ADCs to provide a different mechanism of action and potential benefits over existing therapies.
ARX305 (CD70 ADC)
Our third internal ADC pipeline candidate, ARX305, targets the CD70 receptor on cancer cells. CD70 is overexpressed in a broad range of solid and hematologic tumors such as renal cell carcinoma (RCC), nasopharyngeal cancers, multiple myeloma, non-Hodgkin’s
lymphoma and acute myeloid leukemia (AML). We submitted an IND in January 2022 and received FDA clearance in February 2022. We expect to initiate a Phase 1 clinical trial in CD70-positive cancers, including RCC, in 2022.
Our initial development focus for ARX305 is in RCC. Approximately 431,000 patients globally were diagnosed with RCC in 2020 and there were 179,000 associated deaths. The
5-year
survival rate, overall, is 76%, but just 14% if diagnosed with advanced disease (US data). We believe more than half of these patients have tumors that overexpress CD70 to a level that enables targeted therapy with ARX305. Current therapies have relatively low response rates in RCC and there are currently no approved therapies for RCC that target CD70 overexpression.
Immuno-Oncology Conjugate (IOC) Franchise
IOC therapies harness the power of the body’s immune system to treat cancer. Unlike ADCs that use an antibody to deliver a cytotoxic payload to a cancer cell, IOCs modulate and direct the immune system, triggering a cascade reaction in order to kill a cancer cell. We believe our IOC product candidates are complementary and synergistic to our ADC franchise for treating cancer.
Our IOC franchise comprises three preclinical programs: ARX102, a long-acting
“alpha-off”
smart
IL-2
cytokine; ARX822, a CD3 bispecific directed towards the folate receptor of cancer cells, and our TLR7/8 ISAC program to stimulate the immune system. ARX102 is in
IND-enabling
studies, with INDs expected to be submitted in the second half of 2022. Our ARX622 (anti-HER2-TLR7/8 ISAC) program is in early development, with a clinical candidate expected to be nominated in 2022 and IND expected to be submitted in second half of 2023. ARX822 IND is expected to be submitted in the second half of 2024.
Collaborations
We have a long track record of partnering with leading pharmaceutical companies. We have existing product-specific global licenses with several pharmaceutical companies, including Bristol Myers Squibb Company

(BMS), AbbVie Inc., BeiGene, Sino Biopharma (SBP), NovoCodex (NCB) and Elanco Animal Health. These collaborations have provided us with validation of our technology and non-dilutive
capital in the form of upfront and milestone payments, as well as reimbursement of development expenses. In August 2021, BMS provided notice that it closed the
FA-Relaxin
Studies
CV019-008
and
CV019-010
based on internal considerations and not upon any observed safety concerns, and in February 2022 BMS provided written notice to terminate the
FA-Relaxin
collaboration and license agreement. As of December 31, 2021, we had received an aggregate of $281.4 million in upfront and milestone payments from partners. Subject to the continued advancement of our partnered programs, we have the potential to receive additional clinical, regulatory, product approval, and sales-based milestones.
Our Strategy
Our mission is to discover and develop a pipeline of EPBs to treat a broad range of diseases and disorders, with an initial focus on cancers with a high unmet medical need. Our strategy to achieve this mission is to:

•
Extend our leadership position in EPBs.
We are pioneering SAA incorporation technologies and we believe we are the only company utilizing this technology in both living bacterial and mammalian cell systems. This approach has generated a pipeline of EPBs with broad application and market potential. To maintain and extend our leadership position, we intend to continually invest in innovation to expand the capabilities of our proprietary technology platform and to further optimize the efficiency and reliability of our approach. We believe our leadership position is enhanced by our extensive industry experience in biologics as well as our strong intellectual property position. As we continue to develop our platform capabilities, we will expand and enhance our patent portfolio.

•
Expeditiously advance our lead ADC clinical program, ARX788, through clinical development for HER2-positive breast and gastric cancer, including at the GEJ.
In December 2020, the FDA granted ARX788 Fast Track designation as monotherapy for the treatment of advanced or metastatic HER2- positive breast cancer patients who have received one or more prior anti-HER2-based regimens in the metastatic setting. This designation supports our belief that ARX788 has the potential to address unmet medical needs for patients with HER2-positive breast cancers, including those tumors that can no longer be controlled by currently approved HER2-targeting therapies. In September 2021, Daiichi Sankyo released the Destiny
Breast-03
clinical trial results, studying the activity of Enhertu compared to Kadcyla in second line metastatic breast cancer. With statistically significant and clinically meaningful improvement in the primary endpoint progression free survival over Kadcyla, both National Comprehensive Cancer Network (NCCN) and European Society for Medical Oncology (ESMO) soon revised the HER2+ metastatic breast cancer treatment guideline to displace Kadcyla with Enhertu as the new standard of care in second line HER2+ breast cancer. Accordingly, we revised our clinical plan and focus on studying ARX788 activity in breast cancer patients who have failed Enhertu. We plan to utilize the benefits of Fast Track designation, including more frequent interactions with the FDA and the ability to use rolling submissions for both BLAs and sBLAs, to expeditiously advance ARX788 for breast cancer through clinical development. In addition, we have ongoing collaborations with academic key opinion leaders to study ARX788 in early stage HER2 positive breast cancer in the neoadjuvant setting and in
HER2-low
metastatic breast cancer. In January 2021, the FDA granted ARX788 Orphan Drug designation for the treatment of gastric cancer, including at the GEJ. In May 2021, the NMPA granted ARX788 Breakthrough therapy designation for the second-line treatment of HER2-positive metastatic breast cancer.

•
Expand the impact of ARX788 by advancing ARX788 clinical programs for other HER2-expressing or HER2–mutated tumors.
Beyond breast and gastric/GEJ cancer, we believe that ARX788 has the potential to be effective across other HER2-overexpressing or HER2-mutated cancers, including NSCLC, urothelial, colorectal, ovarian, biliary tract and pancreatic cancers. In our preclinical studies we have observed ARX788’s potential to treat
HER2-low
cancers. Additionally, we believe that our site-specific conjugation capabilities can create predictable and highly stable chemical bonds, which may reduce toxicity and make ARX788 an attractive candidate for use in combination with earlier- line standard of care therapeutics. These strategies may increase ARX788’s addressable patient population, maximizing patient impact and commercial opportunity.

•
Continue to develop and expand our oncology-focused ADC and IOC franchises and platform technology.
We recently advanced two additional ADC programs into the clinic including ARX517, an anti-PSMA ADC for prostate cancer, and ARX305, an anti-CD70 ADC for CD70-positive renal, nasopharyngeal and other cancers. We believe our site-specific conjugation approach could provide a wider therapeutic index than existing therapies for these cancers and achieve more efficacious doses in humans while reducing toxicity concerns. Further, our IOC franchise, with three additional early-stage product candidates targeting various cancers, offers a different and complementary approach to our ADC franchise. The Phase 1 first in human study for ARX517 was started in July 2021 and the Phase 1 first in human study for ARX305 is expected to begin in 2022. Our platform technology underpins both franchises and by sharing payload technologies that have been tested in clinical trials, we have the potential to reduce development time, cost and risk. We plan to leverage our platform to selectively add new franchises to our product pipeline, such as immunology and infectious disease, designed to address critical healthcare problems with large unmet medical needs.

•
Maximize the potential of our pipeline and technology platform by selectively entering strategic collaborations or partnerships.
We retain development and commercialization rights to all programs in our ADC and IOC franchises in most major markets, excluding China. To support these programs, we intend to build internal global development and commercialization capabilities where appropriate and use strategic collaborations and partnerships elsewhere to accelerate development and maximize commercial potential. On a program-by-program
basis, we plan to selectively explore partnerships with biopharmaceutical companies possessing complementary capabilities in research, development, therapeutic area, geographical, or commercial expertise.

Our Product Pipeline
Our product pipeline consists of differentiated and novel product candidates in clinical and preclinical development stages, spanning our ADC franchise, IOC franchise, and partnered programs. We intend to drive future pipeline expansion through our innovative technology platforms and selective partnerships with pharmaceutical companies.
ARX788
Our most advanced ADC program is ARX788, an anti-HER2 ADC that is currently in a Phase 2/3 trial
(ACE-Breast-02)
for the treatment of HER2- positive metastatic breast cancer intended to enable registration in China, a Phase 2/3 trial
(ACE-Gastric-02)
in patients with HER2-positive gastric/GEJ cancer intended to enable registration in China as well as additional countries, as well as a global, potentially pivotal Phase 2 trial
(ACE-Breast-03)
for HER2-positive metastatic breast cancer. In an ongoing Phase 1 clinical trial in HER2-positive breast cancer
(ACE-Breast-01),
ARX788 has generally been well-tolerated to date, with two drug-related SAE reported, and achieved a confirmed ORR of 66% (19 of 29 patients) and a DCR of 100% in the cohort of patients receiving the 1.5 mg/kg at Q3W dose, and a confirmed ORR of 50% (8 of 16 patients) and a DCR of 88% in the cohorts of patients receiving the 1.3 mg/kg at Q3W or Q4W doses, as of December 13, 2021. We have also observed promising clinical results in the dose escalation portion of our ongoing Phase 1 trial of ARX788 in the United States and Australia
(ACE-Pan
tumor-01).
We believe ARX788 has the potential to significantly improve outcomes for HER2-positive cancers, including in patients with metastatic disease and in earlier stages, such as the adjuvant and neoadjuvant settings. Our initial focus is on the treatment of patients with HER2-positive breast and gastric cancer, including at the GEJ. However, we believe ARX788 may benefit a broader spectrum of cancer patients, including
HER2-low
breast cancer patients where no targeted treatment is available, as well as HER2-positive and
HER2-low
patients in other malignancies, such as NSCLC, biliary tract, urothelial, colon, ovarian and pancreatic cancers. We plan to initiate multiple global potentially registrational and exploratory trials to expand indications and geographic reach.

We designed ARX788 to overcome the stability and
off-target
toxicity limitations commonly found in conventional conjugation techniques, which use natural amino acids. ARX788 is an engineered precision biologic ADC and our proprietary cytotoxic payload, AS269, is site-specifically conjugated to the SAAs incorporated into a trastuzumab-based antibody. As a result of its stable chemical bonds, ARX788 avoids the premature payload detachment that has been observed in conventional ADC technologies. Reducing the premature detachment of the cytotoxic payload in blood circulation reduces off-target
toxicity and increases the amount of payload per dose delivered to the target cancer cells. Efficient delivery of AS269 to the target cancer cells creates the potential to reduce the total amount of drug necessary to elicit a therapeutic effect and thereby mitigates side effects associated with conventional ADC therapies, such as neutropenia, thrombocytopenia, anemia, decreased white blood cell counts, nausea, vomiting, constipation, diarrhea, neuropathy, fatigue, dizziness and headache.
The schematic below depicts the design and components of ARX788, including the site-specific conjugation of our proprietary payload, AS269.

AS269 is a generally
non-cell
permeable tubulin inhibitor specifically designed to form a highly stable covalent bond with our SAAs and to kill cells only when being internalized due to its inability to cross the cell membrane without the conjugated targeting antibody, thereby reducing off-target
toxicity. Based on our testing, AS269 is a poor substrate for MDRs, which we believe helps to retain and enrich the drug inside the cancer cell, potentially leading to more potent killing of cancer cells. We believe that combining AS269’s unique characteristics with an optimized number and position of the payloads and the chemical bonds that conjugate the payloads to the antibody with a DAR of 2, has resulted in enhanced in vivo
stability, potency and low payload exposure in serum, which in turn has contributed to ARX788’s observed anti-tumor activity and tolerability profile to date.
Clinical Overview of ARX788
In ongoing Phase 1 clinical trials of ARX788 for the treatment of HER2-positive cancers, we observed promising anti-tumor activity in heavily pre-treated
cancer patients at the 1.5 mg/kg and 1.3 mg/kg doses. Highlights from clinical trials of ARX788 include:

•
Confirmed ORR of 66% (19 of 29 patients) and disease control rate (DCR) of 100% in the 1.5 mg/kg cohort and confirmed ORR of 50% (8 of 16 patients) and DCR of 88% in the 1.3 mg/kg cohorts, in the
ACE-Breast-01
trial.

•
Confirmed ORR of 67% (2 of 3 patients) and DCR of 100% (3 of 3 patients) in the 1.5 mg/kg dose escalation cohort, and no confirmed responses (0 of 8 patients) and DCR of 100% (8 of 8 patients) in the 1.3 mg/kg dose escalation cohort, in the
ACE-Pan
tumor-01
trial.

•
Confirmed ORR of 43% (3 of 7 patients) in the 1.7 mg/kg cohort, 46% (6 of 13 patients) in the 1.5 mg/kg dose escalation cohort and confirmed ORR of 43% (3 of 7 patients) in the 1.3 mg/kg cohort, in the
ACE-Gastric-01
trial.

•	Anti-tumor activity observed in patients with tumors resistant and refractory to approved HER2-targeting regimens.

•
The median duration of response (mDOR) at the 1.5 mg/kg dose and 1.3 mg/kg dose was 14.4 months and 12.9 months, respectively, and the median progression-free survival (PFS) at the 1.5 mg/kg dose was 17.0 months in the
ACE-Breast-01
trial.

•
Generally well-tolerated with most adverse events being mild (Grade 1) or moderate (Grade 2) and manageable and with an aggregate of eight drug-related SAEs reported from the 183 patients dosed with ARX788 in the
ACE-Breast-01,
ACE-Pan
tumor-01
and
ACE-Gastric-01
trials as of March 31, 2022.

Summary of ARX788 Clinical Results
ACE-Breast-01:
Phase 1 Clinical Trial for HER2-positive Breast Cancer in China
ACE-Breast-01,
being conducted by our partner, NovoCodex, is an ongoing Phase 1 dose escalation trial in China in patients with HER2-positive advanced or metastatic breast cancer whose diseases have failed multiple prior lines of therapy.
ACE-Breast-01
was designed to assess the safety, tolerability and pharmacokinetics (PK) profile, as well as the anti-tumor activity of ARX788 and to identify the recommended Phase 2 dose (RP2D). This trial, with a 3+3 escalation design, has dosed patients from 0.33 mg/kg at Q3W up to 1.5 mg/kg at Q3W, with dose expansion starting at the 1.1 mg/kg at Q3W dose. The patients that have been enrolled in
ACE-Breast-01
were heavily
pre-treated,
with a median of six prior lines of therapy (range of
2-17).
As of the data
cut-off
date of December 14, 2021, a total of 69 patients were response-evaluable, and 29 patients were response-evaluable at the 1.5 mg/kg Q3W dose.
Preliminary efficacy data by dose cohort from this clinical trial is presented in the table below.
Summary of ARX788
ACE-Breast-01
Preliminary Data

Dose Level	Evaluable Patients (N=69)	Confirmed ORR	DCR
0.33 mg/kg and 0.66 mg/kg	N = 6	0%	83%
0.88 mg/kg	N = 7	14%	86%
1.1 mg/kg	N = 11	27%	100%
1.3 mg/kg	N = 16	50%	88%
1.5 mg/kg	N = 29	66%	100%
(Data as of December 14, 2021)
In this trial, ARX788 has demonstrated a 66% (19 of 29 patients) confirmed ORR and 100% DCR in the 1.5 mg/kg cohort and a 50% (8 of 16 patients) confirmed ORR and 88% DCR in the 1.3 mg/kg cohorts. The waterfall plot below shows the best change in the sum of the target lesions from baseline in the 1.5 mg/kg and 1.3 mg/kg cohorts. Total of five patients, including three patients in the 1.5 mg/kg cohort, one patient in the 1.3 mg/kg at Q3W cohort and one patient in the 1.3 mg/kg Q4W cohort, achieved 100% reduction of the target lesions.

Best Change in Sum of Target Lesions

(Data as of December 14, 2021)
In the 1.5 mg/kg and 1.3 mg/kg cohorts, ARX788 has demonstrated the potential for rapid, deep and durable tumor responses. The spider plot below depicts the change in the sum of target lesions from baseline over time.
Change in Sum of Target Legions

(Data as of December 14, 2021)

Summary of
ACE-Breast-01
Confirmed ORR in patients whose disease is resistant or refractory to prior HER2 treatment (trastuzumab, ADCs, TKIs, and bispecific antibodies) at ARX788 1.5 mg/kg Q3W
As shown in the table above, at the 1.5 mg/kg dose level, ARX788 had robust anti-tumor activity in patients whose disease was resistant/refractory to other HER2 targeted therapies, with confirmed ORR ranging from 65% to 80%.
As of March 31, 2022, the trial completed enrollment of 69 patients and database lock will occur after six months’ minimum follow-up.
Based on the promising data from this ongoing trial and regulatory feedback received in China to date, our partner, NovoCodex, initiated
ACE-Breast-02,
a potentially registrational Phase 2/3 trial for the treatment of HER2-positive breast cancer in China and based on the data from
ACE-Gastric-01
trial, a potentially registrational Phase 2/3 trial,
ACE-Gastric-02,
for the treatment of HER2-positive gastric/GEJ cancer in China and for which we, as the sponsor outside of China, intend to subsequently enroll patients in additional countries, after submission of clinical trial applications for those jurisdictions. We initiated
ACE-Breast-03,
a global, potentially pivotal Phase 2 trial for HER2-positive metastatic breast cancer.
ACE-Gastric-01:
A Phase 1 Clinical Trial for HER2-positive Advanced Gastric and Gastroesophageal Junction Adenocarcinoma in China
ACE-Gastric-01,
conducted by our partner, NovoCodex, is an ongoing Phase 1 dose expansion trial in China in HER2-positive advanced gastric/GEJ patients who failed prior trastuzumab-based therapy and is designed to assess the safety, tolerability and PK profile, as well as to assess the anti-tumor activity of ARX788. In this trial, patients have been dosed from 1.3mg/kg at Q3W up to 1.7 mg/kg at Q3W following a dose escalation design. As of December 14, 2021, enrollment is completed,. 30 patients enrolled at the 1.3, 1.5 mg/kg and 1.7 mg/kg at Q3W doses were response-evaluable.
ARX788 has shown encouraging signs of anti-tumor activity and durable responses in HER2-positive gastric/GEJ cancer patients. As of December 14, 2021 a 43% confirmed ORR (3 of 7 patients), 46% confirmed ORR (6 of 13 patients) and 43% (3 of 7 patients) were observed in the 1.3 mg/kg cohort, 1.5 mg/kg cohort, and 1.7 mg/kg cohort respectively. Preliminary efficacy data by dose cohort from this clinical trial is presented in the table below. To date, no dose-limiting toxicities (DLTs) have been observed and the maximum tolerated dose (MTD) has not yet been reached.

Summary of ARX788
ACE-Gastric-01
Preliminary Data

Dose Level	Evaluable Patients (N = 20)	Confirmed ORR	DCR
1.3 mg/kg	N = 7	43%	57%
1.5 mg/kg	N = 13	46%	46%
1.7 mg/kg	N=7	43%	86%
(Data as of December 14, 2021)
ACE-Breast-02:
A China Phase 2/3 Clinical Trial for HER2-positive Breast Cancer
NovoCodex has initiated
ACE-Breast-02,
a Phase 2/3 randomized trial of ARX788 in HER2-positive advanced breast cancer. Dosing began in September 2020 in China.
ACE-Breast-02
trial will enroll a total of 440 subjects with HER2-positive advanced breast cancer, who have previously received first-line treatment of trastuzumab and less than two lines of chemotherapy. Subjects will be randomized in a 1:1 ratio and will receive ARX788 1.5 mg/kg at Q3W in the treatment arm or lapatinib plus capecitabine in the control arm. As of March 31, 2022, 393 patients have been randomized. The interim analysis will occur when 2/3 of target PFS events have occurred, which is anticipated in the fourth quarter of 2022.
ACE-Breast-03:
A Global Phase 2 Clinical Trial for HER2-positive Breast Cancer
We have recently initiated
ACE-Breast-03,
a Phase 2 potentially registrational
single-arm
global trial of ARX788 in HER2-positive metastatic breast cancer patients whose diseases have failed
T-DM1,
and/or
T-DXd,
and/or tucatinib-containing regimens. We plan to enroll a total of 210 patients in the trial. Following our analysis of data from on-going
Phase 1 trials of ARX788 at the 1.5 mg/kg and 1.3 mg/kg doses using ARX788 of frozen liquid formulation, including the totality of the efficacy, safety and PK data, as well as discussion of the protocol with the FDA, we initially determined the dosing regime in this trial would consist of an initial loading dose of 1.5 mg/kg, followed by 1.3 mg/kg Q4W maintenance doses based on data using ARX788 of frozen liquid formulation with the intent to transition into our more commercially viable lyophilized powder formulation later. As of March 31, 2022, there were 8 subjects enrolled under the initial protocol version 1.0 with an initial loading dose of 1.5 mg/kg, followed by 1.3 mg/kg Q4W. All 8 subjects received prior
T-DM1
treatment. Five out of the 8 subjects had at least one
on-treatment
tumor assessment. Four of the 5 (80%) achieved partial response.
To adopt a more commercially viable lyophilized powder formulation with an optimized dose, we conducted PK modeling and simulation which suggested that the exposure with the lyophilized powder is slightly lower than the frozen liquid formulation at the same dose. Based on this observation as well as of a more favorable ex-China
AESI safety profile, we amended our current protocol to version 2.0 to include a safety lead-in
cohort with approximately 10 subjects per dose (1.6 and 1.7 mg/kg Q3W) added before main trial starts. Recommended Phase 2 dose (RP2D) will be selected based on the totality of safety, efficacy, and PK data from the safety lead-in
together with those from other ongoing studies (e.g.,
ACE-Pan
tumor-01).
A total of 200 patients will be treated with the RP2D.
We expect to have lyophilized powder RP2D determined for
ACE-Breast-03
by the third quarter of 2022.
ACE-Pan
tumor-01:
A Phase 1 Clinical Trial for HER2-positive Cancers in the United States and Australia
ACE-Pan
tumor-01
includes an ongoing Phase 1 dose escalation trial in HER2-expressing solid tumors (including breast cancer, gastric/GEJ, NSCLC, ovarian, colorectal, biliary tract, urothelial, endometrial, and salivary gland cancers) in the United States and Australia.
ACE-Pan
tumor-01
is designed to assess the safety, tolerability and PK profile as well as the anti-tumor activity of ARX788 as a monotherapy and to identify the

RP2D. The trial has dosed patients from 0.66 mg/kg at Q3W up to 1.5 mg/kg at Q3W following a 3+3 escalation design. As of December 14, 2021, the enrollment of Phase 1a was completed. 28 patients enrolled in the dose escalation were response-evaluable. In the 1.5 mg/kg cohort, ARX788 had demonstrated a 67% (2 of 3 patients) confirmed ORR and a 100% DCR. Preliminary efficacy data by dose cohort from this clinical trial is presented in the table below. Additionally, we have observed anti-tumor activity in patients with tumors resistant and refractory to other HER2-targeting ADCs, such as
T-DM1
or
T-DXd.
Summary of ARX788
ACE-Pan
Tumor-01
Dose Escalation (Phase 1a) Preliminary Data

Dose Level	Evaluable Patients (N = 28)	Confirmed ORR	DCR
0.66 mg/kg	N = 5	20%	60%
0.88 mg/kg	N = 9	11%	78%
1.1 mg/kg	N = 3	33%	67%
1.3 mg/kg	N = 11	0%	91%
1.5 mg/kg	N = 3	67%	100%
ARX788 ACE-Pan Tumor-01 Dose Expansion Cohorts Part 2

We have initiated the Phase 1b part of our
ACE-pan-tumor
01 trial. As part of the effort to quickly adopt the more commercially viable lyophilized powder formulation, we amended the Phase 1b protocol shown above to Part 3 as shown in the diagram below. The data from cohorts 13, 14, 15A, 16 and 17 which will study at 1.6 or 1.7 mg/kg for lyophilized powder formulation, will be used, together with data from the
ACE-Breast-03
trial, to determine the RP2D. In addition, the safety and efficacy data obtained from cohort 14 will guide us in the future design of clinical trial for
HER2-low
breast cancer.

ARX788 ACE-Pan Tumor-01 Dose Expansion Cohorts Part 3

ACE-Gastric-02:
A Global Phase 2/3 Clinical Trial for HER2-positive Advanced Gastric Cancer, Including at the GEJ
NovoCodex recently initiated
ACE-Gastric-02,
a global pivotal Phase 2/3 randomized trial of ARX788 in HER2-positive advanced gastric and GEJ cancer. Dosing began in August 2021 in China. The
ACE-Gastric-02
trial will enroll a total of 405 subjects with HER2- positive advanced gastric or GEJ cancer, who have previously received first-line treatment and experienced progressive disease during or after trastuzumab treatment. Subjects will be randomized in a 2:1 ratio and will receive ARX788 1.7 mg/kg at Q3W or the treating physician’s choice of second-line, standard-of-care
treatment per local guidelines in their respective country. The ARX788 dosing regimen for
ACE-Gastric-02
was determined by NovoCodex based on an analysis of existing anti-tumor activity, tolerability and exposure data in the intended gastric cancer patient population, in which patients typically have lower exposure to antibody and ADC treatments compared to breast cancer. Enrollment in
ACE-Gastric-02
will initially occur in China and we, as the sponsor outside of China, intend to expand the trial to enroll patients in other countries, after submission of clinical trial applications for those jurisdictions.
Summary of ARX788 Clinical Safety
Based on cumulative data from the treated populations (472 patients estimated in eight clinical trials as of March 31, 2022), ARX788 has been generally well- tolerated, with most adverse events being mild (Grade 1) or moderate (Grade 2) and generally manageable.
As of March 31, 2022, there have been two drug-related SAEs (pneumonitis and platelet count decreased) in the
ACE-Breast-01
trial and two drug-related SAEs (interstitial lung disease and blurred vision) in the
ACE-Gastric-01
trial, and five drug-related SAEs (pneumonitis, dyspnoea, pneumonia parainfluenzae viral, hyperuricaemia, and hypokalaemia) in the
ACE-Pan
tumor-01
trial. In addition, no fatal drug-related events have been observed in
ACE-Breast-01,
ACE-Pan
tumor-01
and
ACE-Gastric-01
trials. The MTD of ARX788 has not yet been reached, and no DLTs were reported in any of these three Phase 1 trials.

Summary of ARX788 Safety in the
ACE-Breast-01,
ACE-Pan
Tumor-01
and
ACE-Gastric-01
Phase 1 Trials

	ACE-Breast-01 (N=69), n (%)	ACE-Pan tumor-01 (N=67), n (%)	ACE-Gastric-01 (N=30), n (%)
All AEs (regardless of causality)	69 (100.0%)	61 (91.0%)	29 (96.7%)
Drug-related AEs (any grade)	67 (97.1%)	48 (71.6%)	28 (93.3%)
All AEs Grade 3 and Grade 4	16 (23.2%)	23 (34.3%)	10 (33.3%)
Drug-related Grade 3 and Grade 4 AEs	8 (11.6%)	8 (11.9%)	4 (13.3%)
All SAEs	8 (11.6%)	17 (25.4%)	7 (23.3%)
Drug-related SAEs	2 (2.9%)	5 (7.5%)	2 (6.7%)
Drug-related AEs leading to discontinuation	3 (4.3%)	6 (9.0%)	2 (6.7%)
Drug-related Deaths	0	0	0
(Data as of December 14, 2021 for
ACE-Breast-01
and
ACE-Gastric-01;
Data as of December 13, 2021 for
ACE-Pan
tumor-01.)
In addition to the
ACE-Breast-01,
ACE-Pan
tumor-01
and
ACE-Gastric-01
trials, ARX788 is being studied in
ACE-Breast-02,
a randomized Phase 2/3 clinical trial for HER2-positive metastatic breast cancer being conducted in China. As of March 31, 2022, 197 patients (estimated) had been randomized to the ARX788 arm at 1.5 mg/kg Q3W, and 27 of these patients experienced drug-related SAEs (pneumonitis, pneumonia, interstitial lung disease, respiratory failure, platelet count decreased, asthenia, pulmonary embolism, and alanine aminotransferase increased). Three fatal cases were reported. One patient died of respiratory failure in the trial and the death was reported by the investigator to be drug-related while the sponsor considered it not drug-related. Another patient died from interstitial lung disease due to delay in seeking medical treatment and family refusal of further intervention. The death was reported by the investigator to be drug-related and the sponsor agreed with the investigator. A third fatal case was reported by the investigator as related to the drug, however, the sponsor determined it to be not related to the drug since the patient presented with large lung metastasis at baseline and the respiratory failure was attributed to the lung metastatic lesion.

As shown in the below table, the systemic toxicity (such as neutropenia, thrombocytopenia, anemia, decreased white blood cell counts, nausea, vomiting, constipation, diarrhea, neuropathy, fatigue, dizziness, headache) observed in the
ACE-Breast-01,
ACE-Pan
tumor-01
and
ACE-Gastric-01
trials has been low in terms of the incidence rate and grade.

	All AEs from ARX788 Systemic Toxicity (all cohorts) Number of Patients (%)
	ACE-Breast-01 (N=69)		ACE-Pan tumor-01 (N=67)		ACE-Pan tumor-01 (N=30)
	All Grades	Grade 3 or 4	All Grades	Grade 3 or 4	All Grades	Grade 3 or 4
Nausea	3 (4.3%)	0	16 (23.9%)	2 (3.0%)	2 (6.7%)	0
Vomiting	4 (5.8%)	0	8 (11.9%)	1 (1.5%)	4 (13.3%)	1 (3.3%)
Constipation	6 (8.7%)	0	11 (16.4%)	0	2 (6.7%)	0
Diarrhea	4 (5.8%)	0	9 (13.4%)	1 (1.5%)	9 (30%)	0
Neutropenia	14 (20.3%)	1 (1.4%)	3 (4.5%)	0	7 (23.3%)	0
Decreased WBC	14 (20.3%)	0	4 (6.0%)	0	8 (26.7%)	0
Thrombocytopenia	10 (14.5%)	1 (1.4%)	6 (9.0%)	0	11 (36.7%)	0
Anemia	6 (8.7%)	0	9 (13.4%)	3 (4.5%)	16 (53.3%)	3 (10%)
Fatigue	20 (29%)	0	22 (32.8%)	2(3.0%)	5 (16.7%)	0
Neuropathy	0	0	3 (4.5%)	0	0	0
Dizziness	2 (2.9%)	0	7 (10.4%)	1 (1.5%)	2 (6.7%)	0
Headache	3 (4.3%)	0	12 (17.9%)	0	2 (6.7%)	0
(Data as of December 14, 2021 for
ACE-Breast-01
and
ACE-Gastric-01;
Data as of December 13, 2021 for
ACE-Pan
tumor-01.)
Adverse events of special interests (AESI) included pneumonitis/ILD, ocular AEs, and ALT/AST increase, and are summarized in the table below. We observed distinct differences in AESI distribution between Chinese
(ACE-Breast-01
and
ACE-Gastric-01)
and US/Australia
(ACE-Pan-tumor
–01) population. For example, ILD/pneumonitis was reported in 3% of the patients in the US/Australia population
(ACE-Pan-tumor
–01 trial), while
ILD/pneumonitis was reported in 36.2% and 23.3% of the patients in the Chinese population
(ACE-Breast-01
and
ACE-Gastric-01
trials, respectively).
Summary of ARX788 Adverse Events of Special Interest in the
ACE-Breast-01,
ACE-Pan
Tumor-01
and
ACE-Gastric-01
Phase 1 Trials

	ACE-Breast-01 (N=69)		ACE-Pan tumor-01 (N=67)		ACE-Pan tumor-01 (N=30)
	All Grades	Grade 3 or 4	All Grades	Grade 3 or 4	All Grades	Grade 3 or 4
Pneumonitis/lLD	25(36.2%)	2 (2.9%)	2 (3.0%)	1 (1.5%)	7 (23.3%)	1 (3.3%)
AST increase	47 (68.1%)	0	7 (10.4%)	0	14 (46.7%)	0
ALT increase	38 (55.1%)	0	5 (7.5%)	1 (1.5%)	13 (43.3%)	0
Dry eye	15 (21.7%)	0	14 (20.9%)	0	16 (53.3%)	0
Blurred vision	15 (21.7%)	2 (2.9%)	10 (14.9%)	0	8 (26.7%)	1 (3.3%)
Keratopathy	32 (46.4%)	3 (4.3%)	4 (6.0%)	0	8 (26.7%)	0
Eye discomfort	2 (2.9%)	0	1 (1.5%)	0	0	0
(Data as of December 14, 2021 for
ACE-Breast-01
and
ACE-Gastric-01;
Data as of December 13 for
ACE-Pan
tumor-01.
There are no grade 4 or above events in the AESI table.)
Summary of ARX788 Clinical Pharmacology
The detectable metabolite is
pAF-269
which is released after the ADC enters the cell and undergoes proteolytic degradation into individual amino acids. In
ACE-Breast-01
and
ACE-Pan
tumor-01,
the maximum (or peak)

serum concentration (Cmax) of
pAF-AS269
serum concentrations peaked at a median time of 168 hours. On a molar basis, cycle 1 Cmax and area under the curve (AUC) of
pAF-AS269
were approximately 0.1% and 0.18% of the Cmax and AUC of ARX788, respectively, demonstrating high in vivo
stability of the oxime conjugation in our design of ARX788. We believe this unique delayed and low
pAF-AS269
serum exposure is highly differentiated compared to those reported for currently approved ADCs.
Summary of ARX788 Clinical Development Strategy
Based on the promising tolerability profile and anti-tumor activity observed in preclinical studies and ongoing clinical trials, we have developed the following clinical strategies to pursue applications for accelerated approval of ARX788 and expand its cancer indications and geographic reach:

•
Pursue indications with the greatest unmet needs to improve the lives of breast cancer patients.
We, together with our partner, are conducting or plan to conduct potentially pivotal trials in HER2-positive breast cancer patients whose disease can no longer be controlled by currently approved HER2-targeting therapies. We also plan to conduct trials in
HER2-low
metastatic breast cancer and advanced breast cancer with brain metastases.

•
Leverage the anti-tumor activity and tolerability profile of ARX788 to move into earlier lines of therapy for breast cancer and seek combination therapy with other agents.
We plan to conduct randomized
head-to-head
trials against
T-DM1
in HER2-positive metastatic breast cancer. We also plan to conduct trials in combination with synergistic agents from other potential collaborators to investigate the ability to improve therapeutic effects in difficult-to-treat
patient populations.

•
Expand ARX788’s clinical impact beyond breast cancer by conducting trials in additional HER2-overexpressing or HER2-mutated cancers
. Together with our collaborator, we are conducting trials in HER2-positive gastric/GEJ adenocarcinoma. We plan to expand trials to treat other HER2-overexpressing or HER2-mutated tumors, such as NSCLC, urothelial, colon, ovarian, biliary tract or pancreatic cancers.

•
Continue to pursue expedited regulatory programs.
In December 2020, the FDA granted ARX788 Fast Track designation as monotherapy for the treatment of advanced or metastatic HER2-positive breast cancer patients who have received one or more prior anti-HER2-based regimens in the metastatic setting. In January 2021, the FDA granted ARX788 Orphan Drug designation for the treatment of gastric cancer, including cancer at the GEJ, and in May 2021, the NMPA granted ARX788 Breakthrough therapy designation for the second-line treatment of HER2-positive metastatic breast cancer. We plan to continue to explore other expedited programs that may accelerate the registration of ARX788.

Summary of ARX788 Preclinical Studies
ARX788 has shown promising anti-tumor activity in a wide range of preclinical cancer models that include high- and low-HER2-expressing
breast cancers, ovarian cancer and gastric cancer. In
head-to-head
preclinical models, ARX788 has demonstrated greater anti-tumor activity as a single agent compared to
T-DM1
in HER2-positive cancers, as well as synergistic activity when combined with other cancer therapies. The key findings from our preclinical studies, which we believe support our decision to develop ARX788 as a single agent and in combination with standard of care therapies in clinical trials, are summarized below:

1.
Enhanced anti-tumor activity in preclinical studies as a single agent compared to
T-DM1
in HER2-positive cancers
, highlighting the potential to more effectively treat patients with
T-DM1
resistant tumors.

2.
Encouraging single-agent anti-tumor activity in both high- and low-HER2-expressing
cancer models
, which may provide the basis for us to expand into
HER2-low
patients and more
difficult-to-treat
HER2-related diseases such as gastric and ovarian cancers.

3.
Enhanced anti-tumor activity when combined with an
anti-PD-1
and other agents such as HER2 TKi
, highlighting the potential for increased efficacy in combination with other cancer therapies and the benefit of a potentially wider therapeutic index.

4.
Improved tolerability profile in preclinical studies when compared to a conventional cysteine-conjugated HER2 ADC
, highlighting the potential of our platform to create engineered homogeneous antibodies (DAR of 2) with more stable payloads.

We have assessed ARX788 in several breast cancer models.
JIMT-1
is a
low-HER2
expressor in which
T-DM1
showed no activity, while ARX788 completely inhibited tumor growth. As shown in the figure below, ARX788 demonstrated better tumor suppression than
T-DM1
when used at the same dose in all three cancer models of HER2-high expression: HCC1954 breast cancer,
SKOV-3
ovarian cancer, and
NCI-N87
gastric cancer. Collectively, these data suggest heightened activity of ARX788 across a wider level of HER2 expression when compared to
T-DM1.
The figures below depict an approximate three-fold increase in single agent anti-tumor activity for ARX788 over
T-DM1
in all three HER2-high xenograft models. Those data imply that ARX788 has the potential to treat a broad panel of HER2-high cancers such as breast, gastric and ovarian cancer, as well as
HER2-low
breast cancer.
Anti-tumor Activity of ARX788 in Xenograft Models of Different HER2-Expressing Cancers

In addition, ARX788 was tested in multiple breast cancer patient-derived xenograft (PDX) models. As shown in the figure below, a single dose of ARX788 at 1 mg/kg demonstrated robust anti-tumor activity in three of six HER2-high expression PDX models as measured by tumor growth inhibition (TGI). In
HER2-low
expression PDX models, ARX788 also demonstrated robust anti-tumor activity, confirming the results observed in the xenograft model studies.

Anti-tumor Activity of ARX788 in Breast Cancer PDX Models

ARX788 in HER2-High (BC046) and
HER2-Low
(BC239) PDX Breast Cancer Models
In addition to breast cancer, ARX788 was evaluated in 12 human gastric cancer PDX models. As shown in the table and figure below, potent anti- tumor activity was demonstrated in all HER2-high models and, importantly, robust anti-tumor activity was demonstrated with
HER2-low
patient samples as well.

Anti-tumor Activity of ARX788 in Gastric Cancer PDX Models.

Activity of ARX788 in HER2-High (STO306) and
HER2-Low
(STO179) PDX Gastric Cancer Models
ARX788 was also evaluated for its potential in combination with an anti-PD1
antibody, using the
JMT-1
breast cancer model in mice inoculated with human peripheral blood mononuclear cells. In this study, we observed that a low dose of ARX788 had a moderate impact on inhibiting tumor growth and a 3 mg/kg dose of anti-PD1
had no effect, whereas the combination resulted in a sustained complete response beyond four weeks.

Activity of ARX788 and
Anti-PD1
Single Agent and Combination in
JMT-1
Breast Cancer Model

Further, the activity of ARX788 and a HER2 kinase inhibitor Tucatinib was studied in a BT474 breast cancer xenograph model. This study demonstrated that the combination of ARX788 (0.6 mg/kg, iv, at QW x 6W) and Tucatinib (50 mg/kg, po, at QD x 6W) resulted in significantly enhanced tumor growth inhibition (91%) compared to either agent alone when dosed at the same concentration (ARX788 at 0.6 mg/kg, tumor growth inhibition of 41%, Tucatinib at 50 mg/kg, tumor growth inhibition of 36%).
The antitumor activity of ARX788 with or without Tucatinib in BT474 breast cancer xenograph model

ARX788’s preclinical tolerability data indicates a potential improvement over the standard of care. Compared to a conventional cysteine-conjugated HER2 ADC, ARX788 had significantly lower overall toxicity, as indicated by mortality and body weight changes in rats.

Tolerability in Rats for ARX788 and a Conventional Cysteine-Conjugated ADC

In PK studies across multiple species, we observed ARX788 to be highly stable with overlapping PK profiles for the intact ADC and total antibody. Metabolism studies demonstrated that
pAF-AS269
was the sole major metabolite of ARX788, with no evidence for the premature release of free drug often observed in conventional ADCs and responsible for off-target
adverse side effects. ARX788 demonstrated a favorable tolerability profile in monkeys, with a highest non-severely
toxic dose of 10 mg/kg, which was well above the active dose level observed in preclinical tumor models.
Collectively, we believe that these studies support the clinical development of ARX788 in multiple cancers with a broad range of HER2 expression from HER2-high to
HER2-low.
ARX517 (PSMA ADC)
ARX517 is an anti-PSMA ADC that has received FDA IND clearance and is recently ongoing in dose escalation Phase 1a trial for mCRPC and other solid tumors that over-express PSMA. PSMA is a clinically important biomarker of prostate cancer, particularly highly over-expressed in mCRPC. PSMA is also widely expressed in the neovasculature of other solid tumors (such as pancreatic, NSCLC and ovarian), making it an attractive target for ARX517.
Although recently approved therapies provide a survival benefit, not all patients respond, and in general those who do respond eventually develop resistance and experience disease progression. Therefore, there is still a strong and urgent need for new therapeutic modalities for mCRPC patients. Moreover, there is no therapy approved for PSMA-positive prostate cancer. A PSMA ADC would provide a different mechanism of action and could potentially offer benefits over existing therapies. However, early anti-PSMA ADC efforts often failed due to linker-payload instability leading to off-target
toxicity issues. In order to address these issues, we have utilized our site-specific conjugation technology platform, similar to our approach with ARX788, to create a single optimized structure with our proprietary AS269 payload. Specifically, we have designed ARX517 to have enhanced payload stability, which may provide a wider therapeutic window, thereby resulting in greater therapeutic benefit and reduced toxicity concerns.
In preclinical studies of ARX517 in mCRPC, anti-tumor effects were demonstrated in multiple tumor cell lines and models, including prostate cancer models sensitive and resistant to anti-androgen treatments such as enzalutamide. These results supported our decision to advance ARX517 into a Phase 1 clinical trial.

Summary of ARX517 Clinical Development Strategy
We received FDA IND clearance for ARX517 in October 2020 for a Phase 1 clinical trial in mCRPC and other solid tumors with PSMA over- expression.
The combination of ARX517’s specificity for PSMA, potent preclinical anti-tumor activity, payload stability, and potential to target a broad range of PSMA-expressing tumors supports the clinical development of ARX517 in prostate cancer and other solid tumors.
The multi-center, open-label,
first-in
human Phase 1 trial is ongoing in the United States at sites such as Washington University School of Medicine at St Louis, University of California, Los Angeles and Weil Cornell Medical College. This trial, referred to as
APEX-01
(also coded as ARX517-2011), is designed to assess the safety, tolerability and PK profile, as well as the anti-tumor activity of ARX517 as a monotherapy and to identify the RP2D. The trial will enroll up to 76 patients with advanced solid tumors whose diseases have failed prior standard therapies and clinical site activation began in April 2021. As of March 2, 2022, we have completed three cohorts (0.32 mg/kg, 0.64 mg/kg, and 1.07 mg/kg Q3W) of dose escalation, and are currently enrolling patients for assessment at Cohort 4 (1.4 mg/kg, Q3W). We anticipate the completion of dose escalation by the end of 2022, then initiate the Phase 1b dose expansion.
Summary of ARX517 Preclinical Studies
Our preclinical studies of ARX517 have shown potent anti-tumor activity in in vivo
models. These studies included evaluating anti-tumor activity of ARX517 in both a prostate cancer cell line derived xenograft model and a patient sample derived PDX tumor model.
As shown in the figure below, in an enzalutamide-resistant PSMA-expressing C4-2 prostate cancer model, weekly dosing of ARX517 at 3 mg/kg resulted in potent tumor inhibition, while enzalutamide showed no significant activity.
In Vivo
Activity of ARX517 in Enzalutamide-resistant
C4-2
Prostate Cancer Xenograft Model

In an enzalutamide-sensitive prostate cancer PDX model (TM00298), ARX517 in combination with enzalutamide induced greater tumor inhibition than either of the single-agent arms, demonstrating a potential for combination therapy. All treatments were well-tolerated, and mice experienced no weight loss in any treatment group.

In Vivo
Activity of ARX517 in Prostate Cancer PDX Model

IND-enabling
studies were conducted to evaluate potential toxicity risks prior to human studies and to estimate starting doses for clinical trials. Key
IND-enabling
studies included pharmacology, PK and toxicology assessments. The preclinical dosing route and frequency of administration paralleled proposed dosing in human clinical trials. The overall
IND-enabling
results supported the study of ARX517 in humans.
ARX305 (CD70 ADC)
ARX305, is an anti-CD70 ADC for the treatment of CD70 overexpressed cancers. CD70 is overexpressed in a broad range of solid and hematologic tumors such as RCC (renal cell carcinoma), nasopharyngeal cancers, multiple myeloma, non-Hodgkin’s
lymphoma and AML (acute myeloid leukemia).
Our initial development focus for ARX305 is RCC. Approximately 200,000 patients globally are diagnosed with RCC each year with a
5-year
survival rate of about 60%. We believe more than half of these patients have tumors that overexpress CD70 to a level that enables targeted therapy with ARX305. The five-year survival rate for advanced cases is approximately 20%. Current therapies have relatively low response rates in RCC and there are currently no approved therapies for RCC that target CD70 overexpression.
ARX305 was optimized from our exploratory development of anti-CD70 ADCs with different payloads. The final preclinical candidate of ARX305 employs the same cytotoxic ARX269 payload as used in our lead ADC program, ARX788. We have designed ARX305 to address issues observed with earlier generations of ADC technologies through enhanced
mAb-payload
stability, which may provide a wider therapeutic window, thereby resulting in greater therapeutic benefit and reduced toxicity compared to conventional ADCs generated using a random conjugation approach.
We believe that ARX305 has the potential to be administered at higher dose levels due to
mAb-payload
stability in plasma, enabling increased efficacy without increased toxicity compared to other anti-CD70 ADCs.
We submitted an IND in January 2022 and received FDA clearance in February 2022. We expect to initiate a Phase 1 clinical trial in CD70-positive cancers, including RCC, in 2022.

Summary of ARX305 Preclinical Studies
ARX305 has demonstrated robust anti-tumor activity in multiple RCC models. For RCC, ARX305 was evaluated in two xenograft tumor models:
786-O
S3 and
CaKi-1
cancer cells. Single- and multiple-dose regimens of ARX305 resulted in strong anti-tumor activity in the
786-O
S3 RCC xenograft model, and outperformed sunitinib, the current standard of care for RCC. As shown in the figure below, a naked anti-CD70 antibody had no anti-tumor effect in the
786-O
S3 RCC model, while a single dose (on day 14, dotted line) of ARX305 at 1 or 3 mg/kg inhibited tumor growth in a dose-dependent manner.
Activity of Single Dose of ARX305 in
786-O
S3 RCC Xenograft Model

We also tested ARX305 in combination with sunitinib in the
786-O
S3 RCC xenograft model. As shown in the figure below, the combination of ARX305 and sunitinib as well as ARX305 alone demonstrated significantly better anti-tumor activity compared to both control and to sunitinib alone. Furthermore, the addition of sunitinib did not show any enhanced anti-tumor activity compared to ARX305 alone at the 1 mg/kg dose.
Activity of Multi-Dose of ARX305 in
786-O
S3 RCC Xenograft Model
(ARX305, IV, QWx5; Sunitinib, PO, QDx35)

The potent anti-tumor activity of ARX305 was further demonstrated in another RCC xenograft model
(CaKi-1).
Again, dose-dependent tumor inhibition was observed in all three dose levels. Tumor regression was observed at 3 mg/kg ARX305.
Activity of Single Dose ARX305 in
CaKi-1
RCC Xenograft Model

ARX305 has also demonstrated activity in other CD70-overexpressing malignancies such as multiple myeloma.
ARX102 (Smart
IL-2)
ARX102 is an immuno-oncology
IL-2
pathway agonist designed to stimulate the patient’s own immune system by targeting the ß and
y
receptors on the cytotoxic T cell (CD8+ effector T cells and NK cells) to kill cancer as a single agent or in combination with checkpoint inhibitors.
ARX102 leverages our EBP platform with the goal of addressing the shortcomings of marketed
IL-2
therapies.
IL-2
has been the focus of several drug development efforts, given its prominence within the human immune system. Approved monotherapies for late-stage melanoma and RCC are associated with potentially severe adverse effects such as vascular leak syndrome (VLS), which may limit their adoption. Most of the severe side effects are believed to be mediated by
IL-2
binding to the α receptor, which is preferentially expressed in regulatory T cells (Tregs). The binding of
IL-2
to the α receptor stimulates the expansion of Tregs, which leads to suppression of cytotoxic T cell anti-tumor activity. Because ß and
y
receptors are expressed highly in cytotoxic T cells,
IL-2
activity can be engineered toward stimulating cytotoxic T cells preferentially by reducing the alpha receptor binding.
The clinical use of approved
IL-2
therapies has also been limited by their extremely short half-life of minutes. Initial efforts to improve half-life focused on increasing stability to reduce dosing frequency. Unfortunately, conventional conjugation methods that improve stability also reduce activity and limit efficacy, safety and convenience.
Our smart
IL-2
targeting molecule was created with the goal of achieving three significant improvements over conventional
IL-2
based programs: (1) increased half-life, (2) reduction in unwanted binding to the alpha receptor, and (3) improved potency and functionality. We seek to accomplish this goal by using our site-specific SAA conjugation technology to tune out the alpha receptor binding of
IL-2,
and using PEGylation to extend half-life, potentially enabling dosing every few weeks. ARX102 is unique as it is produced in our mammalian system, EuCODE. We believe our EuCODE technology enables glycosylation to provide full
IL-2
functionality, which may not be achieved with other prokaryotic systems such as
E. coli
.
We expect to submit an IND for ARX102 in 2022.

Summary of ARX102 Preclinical Studies
During the development of ARX102, we tested beta (ß) and alpha (α) binding potency of multiple smart
IL-2
compounds in
in vitro
experiments.
We have engineered multiple versions of our modified
IL-2
molecules that preferentially reduce α receptor binding. In the in vitro
assays, we have identified multiple versions of our
IL-2
designs that nearly completely blocked α receptor binding activity. The selected lead candidate, ARX102, was tested for anti-tumor activity in two syngeneic mouse cancer models: CT26 murine colorectal carcinoma and B16 melanoma. As shown in the figures below, ARX102 displayed robust anti-tumor activity with a single dose in the CT26 model.
Dose-response Activity of ARX102 in CT26 Tumor Model

In the same model, ARX102 stimulated a large amount of CD8+ T cell infiltration into the tumor tissue.
ARX102 Increased CD8+ TILs in Tumor Site

Further, ARX102 dosed twice over a
two-week
period showed robust anti-tumor activity in the E0771 syngeneic breast cancer model, as showed in the figure below.

Antitumor Activity of ARX102 in E0771 Syngeneic Breast Cancer Model

Together with our partner, we are currently conducting
IND-enabling
studies for ARX102 and expect to submit an IND in the second half of 2022.
ARX822
(Anti-CD3-Folate
Bispecific)
ARX822 is a novel
Fab-small
molecule bispecific that is in preclinical development for cancers in which folate receptors are overexpressed. Folate receptor overexpression is observed in a variety of solid tumors. For example, folate receptors are highly expressed in over 70% of ovarian cancers. Folate receptors are also highly expressed in cervical cancer and triple-negative breast cancer (TNBC). There were approximately 314,000 new ovarian cancer cases, 604,000 new cervical cancer cases and 339,000 new TNBC cases worldwide in 2020. We designed ARX822 to take advantage of our site-specific conjugation using SAAs, resulting in a bispecific with the following features that we do not believe could be accomplished with conventional bispecific designs:

•
A Fab region of an
anti-CD3
mAb is chemically linked, via the two site-specifically incorporated SAAs (one of each on the heavy and the light chains), to two small molecule folic acid ligands. Each ligand is also linked to a PEG (Bifolate-BiPeg).

•	An anti-CD3 Fab arm can recruit T cells for tumor killing. Two folic acids can bind strongly and specifically to a folate alpha receptor which is overexpressed in multiple cancer types.

•	Two linker-PEGylation branches can extend the short in vivo half-life time associated with Fab.
While there are many ADC and
non-ADC
therapies in development to treat ovarian cancer, we believe ARX822 has the potential to achieve greater anti-tumor activity with greater safety margins by selectively targeting the overexpressed folate receptors on tumor cells and subsequently locally activating T cells to kill tumor cells.
Summary of ARX822 Preclinical Studies
The anti-tumor activity of ARX822-related variant compounds was evaluated in three in vivo
xenograft tumor models: CAL51 TNBC,
OV-90
ovarian cancer and KB cervical cancer. In the CAL51 TNBC cancer model (Q5D, IV), site-specific conjugation of the PEG moiety (Bifolate-BiPeg) significantly increased the anti-tumor activity over the un-PEGylated
version (Bifolate) as shown in the figure below.

Activity of ARX822-Related
CD3-Folate
Bispecifics in CAL51 TNBC Model

In the
OV-90
ovarian cancer model (Q5D, IV) shown in the figure below, site-specific conjugation of the PEG moiety again significantly increased the anti-tumor activity over the un-PEGylated
version. Carboplatin exhibited no significant anti-tumor activity in this ovarian cancer model.
Activity of ARX822-Related
CD3-Folate
Bispecifics in
OV-90
Carboplatin-Resistant Ovarian Cancer Model

In the third mouse model, as shown in the figure below, tumor growth was strongly inhibited with only two low doses at 0.025 mg/kg, (QW x 2) of Bifolate-BiPeg (the ARX822 final preclinical candidate) in the KB cervical cancer model.

Activity of ARX822 Final Preclinical Candidate in KB Cervical Cancer Model

We are currently conducting further optimization studies for ARX822 and we expect to nominate PCC for a potential IND in 2024.
Immune Stimulator Antibody Conjugate (ISAC) (TLR7/8 agonist)
Our third immuno-oncology program is evaluating immune stimulator antibody conjugates consisting of a toll-like receptor 7/8 (TLR7/8) agonist conjugated to an antibody to stimulate the immune system to generate antigen-specific cytotoxic T cells to treat cancer.
Antibody-mediated delivery of TLR7/8 may limit systemic toxicities previously seen with TLR agonists, while enhancing long-lasting anti-tumor immune response. While this targeting approach is like an ADC, the outcome is not. Instead of delivering a toxic warhead to kill the cancer cell, a TLR7/8 ISAC is designed to significantly boost the presentation of a predetermined cancer antigen to the immune system, targeting the cancer cell for destruction and turning an immunologically “cold” tumor “hot.”
The systemic delivery of TLR7/8 agonists as therapy has been limited by toxicity and requires a targeted approach that we believe can be readily addressed with EBP technology. We are advancing several targeted TLR7/8 ISAC constructs, with the first program having recently achieved preclinical proof of concept, including potent immune cell activation in a target-specific manner in various immune signaling assays and anti-tumor activity in animal models.
We have identified proprietary TLR7 agonists with low nM potency that can be conjugated to the antibody against tumor associated antigen 1 (TAA1, HER2) to induce tumor target-specific killing in various immune-stimulating assays. The antitumor activities of the TAA1 ISAC constructs are shown in the figures below.

Anti-tumor Activities in MC38-hTAA1 Tumor Model

In particular, TAA1-payload 3 induced excellent activity resulting in all mice becoming tumor-free at a low dose (3 mg/kg). The payloads’
in vivo
activity levels correlated well with their
in vitro
biological activities.
Improved Activity Achieved Through Payload Linker Optimization

In a rechallenging study, mice treated with TAA1-payload 3 developed durable anti-tumor immunity against both hTAA1 expressing (MC38-hTAA1) tumors and MC38 patent
(MC38-wt)
tumors, as shown in the figure below.
Anti-Tumor Immunity in Rechallenging Study

Currently, we are in the process of selecting the final preclinical candidate for
IND-enabling
studies. We expect to nominate a clinical candidate ARX622 (Anti-HER2 ISAC) in 2022 and expect to submit an IND in second half of 2023.

Research and Development Agreements
License Agreement with NovoCodex (ARX788)
In June 2013, we entered into
a co-development and
license agreement with ZMC, which was transferred from ZMC to NovoCodex in March 2019, pursuant to which we granted to NovoCodex an exclusive license to use certain of our patents and know-how to
develop, manufacture and sell ARX788 and other HER2 ADC products covered by our intellectual property rights in the PRC. We have retained the rights to develop and commercialize ARX788 and other HER2 ADCs outside of the PRC. However, we have granted to NovoCodex a non-exclusive
license for conducting activities in certain other mutually approved jurisdictions, including Australia, to support regulatory approval in the PRC. NovoCodex is responsible, at its sole expense, for making commercially reasonable efforts to develop, obtain regulatory approval for and commercialize the licensed products in China and fund the development of the product in Australia or other jurisdictions approved by a Joint Steering Committee through Phase 1 clinical trials.
In addition, NovoCodex, is obligated to transfer all preclinical and clinical data and regulatory filings in certain jurisdictions to us. Should a certain jurisdiction disallow such a transfer, NovoCodex is obligated to grant to us an exclusive, sublicensable right and license in the world, outside of the PRC, under its interest in such information, including regulatory filings and Phase 1 clinical data. We intend to use and rely on this clinical data in our continued development of ARX788.
Under the agreement, we are entitled to receive tiered royalties in the low-teens range
based on aggregate net sales of ARX788 in the PRC. We will be entitled to receive these royalties until the later of the expiration of the applicable patent rights or 20 years after the first commercial sale of the product in the PRC. In addition, we are obligated to pay NovoCodex royalties in a mid-single digit
to low-teens percentage
range of any sublicensing profit that we may receive outside of the PRC, depending on what phase of clinical development has been completed at the time of transfer, or a low single digit percentage range on any net sales that we or our successors may receive from sales of ARX788 outside of the PRC, if the market authorization of ARX788 is based on Phase 1 clinical data obtained during our collaboration with NovoCodex.
The agreement terminates upon the later of the expiration of the last-to-expire valid
patent claim under the license or 20 years after the first commercial sale of a licensed product in the PRC. NovoCodex may terminate the agreement upon six months’ notice to us. Either we or NovoCodex may terminate the agreement upon the other’s material breach that remains uncured for 60 days after receipt of notice thereof or insolvency.
License Agreement with NovoCodex (ARX305)
In October 2019, we entered into
a co-development and
license agreement with NovoCodex, pursuant to which we granted to NovoCodex an exclusive license to develop, have developed, use, manufacture, have manufactured, sell, offer for sale and have sold ARX305 in the PRC.
Pursuant to the agreement, in consideration for the license, NovoCodex granted to us a worldwide, excluding the PRC, exclusive (even to
NovoCodex), sub-licensable, royalty-free
right and license, to develop, use and exploit any patent
or know-how in
connection with ARX305 that is developed by NovoCodex alone or jointly between us and NovoCodex. Similarly, NovoCodex granted to us a non-exclusive, sub-licensable, royalty-free
right and license to develop, use, and exploit in the PRC any patent or know-how in
connection with ARX305 that is developed by NovoCodex.
Upon entry into the agreement, NovoCodex paid us
an up-front payment
of $2.0 million. We are eligible to receive up to $4.0 million in clinical milestones and tiered royalties in the low-teens percentage
range of aggregate net sales of ARX305 in China. In the event we transfer or license the Phase 1 clinical data to a third party, NovoCodex is entitled to royalties in a low single-digit to low-teens percentage
range on aggregate net sales of ARX305 outside of China, payable by us.

The agreement terminates upon the later of either the expiration of the last-to-expire valid
claim of our existing patent rights that would be infringed by the manufacture, license, use or sale of ARX305 or 20 years from the first commercial sale of ARX305. NovoCodex may terminate the agreement upon six months’ prior written notice. Either party may terminate the agreement upon a material breach by the other party. If NovoCodex terminates the agreement at will or we terminate the agreement due to a material breach by NovoCodex, the exclusive license granted to NovoCodex by us will revert to us and we would have the right to develop, use, manufacture and sell ARX305 in the PRC. Upon NovoCodex’s termination of the agreement upon six months’ notice to us, the exclusive license granted to NovoCodex by us will revert to us.
License Agreement with BeiGene
In March 2019, we entered into a collaboration and exclusive license agreement with BeiGene, Ltd. (BeiGene), pursuant to which we granted to BeiGene a worldwide exclusive license, with the right to sublicense, make, use, sell, research, develop, commercialize, manufacture or otherwise exploit all compounds and products discovered under any research program conducted under the agreement directed towards a gene product or other target antigen, capable of being bound by an antibody or protein or by a payload conjugated to an antibody that (i) meets the accepted criteria for a pre-clinical candidate
of such research program or (ii) that BeiGene selects for inclusion in a GLP toxicology study, in any indication and uses, including the diagnosis, prevention and treatment in human diseases and conditions. The collaboration focuses on projects related to leveraging our site-specific modification of proteins and our incorporation of non-natural amino
acids into proteins (our EuCODE and ReCODE platform) with BeiGene’s expertise in innovative molecularly-targeted and immuno-oncology drugs for the treatment of cancer to produce next-generation biologics drugs. BeiGene may propose up to three new research programs over the course of the agreement. BeiGene is responsible for using commercially reasonable efforts to develop and commercialize at least one product under a research program. BeiGene has the sole right and responsibility for the pre-clinical and
clinical development of any biologic drug developed under a research program.
In consideration for our license to BeiGene, we received
an up-front payment
of $10.0 million and are eligible to receive a fee for each new research program approved by the joint research committee (JRC) (up to three fees for new research programs) and a fee for each research program approved by the JRC that replaces the initial research program (up to two fees for replacement programs). We are also eligible to receive, on a product-by-product basis,
up to an aggregate of $81.5 million upon the first achievement of certain clinical and regulatory milestones for any licensed product. Additionally, we are eligible to receive milestone payments on net sales of products developed in the research programs, the amounts of these milestone payments not to exceed in the aggregate $30.0 million per program. Lastly, we will be eligible to receive royalties on a product-by-product and country-by-country basis
in
the mid-single-digit to
the low-double-digit percentage
range, depending on the net sales of each product. The royalty obligations continue on a country-by-country
and
product-by-product
basis until the later of ten years after the first sale of the product in the country or the expiration in the country of the last valid claim of a patent under the license (Royalty Term).
Unless earlier terminated, the agreement shall continue on a program-by-program,
compound-by-compound,
product-by-product
and
country-by-country
basis at the end of the applicable Royalty Term with respect to the product in the country. Either party may terminate the agreement in its entirety or on a product-by-product
or
country-by-country
basis upon the uncured material breach of the other party or upon the insolvency of the other party. BeiGene may terminate the agreement as a whole or on a program-by-program,
compound-by-compound,
product-by-product
and
country-by-country
basis upon three months’ prior notice. BeiGene may also terminate the agreement as a whole or on a program-by-program, compound-by-compound, or product-by-product basis upon its determination in good faith that the risk of a certain program, compound or product outweighs the benefits. We have the right to terminate the agreement on a program-by-program basis
if BeiGene fails to meet its obligation to use commercially reasonable efforts with respect to the program or if BeiGene fails to conduct any development or commercialization activities with respect to the program for a specified period of time.

If BeiGene terminates the agreement at will or we terminate the agreement due to an uncured material breach by BeiGene or BeiGene’s failure to use commercially reasonable efforts, we are entitled to an exclusive, worldwide, irrevocable, perpetual reversion license to any intellectual property used by BeiGene to develop and commercialize the applicable product(s).
License Agreement with Sino Biopharmaceutical
In January 2020, we entered into
a co-development and
license agreement with Sino Biopharmaceutical Co., Ltd. (Sino Biopharma) pursuant to which we (i) assigned to Sino Biopharma existing and future patent rights in the PRC (inclusive of Hong Kong, Macau and Taiwan) to ARX822 and ARX102 and (ii) granted an exclusive right and license in PRC (inclusive of Hong Kong, Macau and Taiwan) to develop and manufacture ARX822 and ARX102. Sino Biopharma is solely responsible, at its own expense, for marketing, selling, offering for sale, distributing, promoting and otherwise commercializing the products in the PRC (inclusive of Hong Kong, Macau and Taiwan). Sino Biopharma shall use commercially reasonable efforts to obtain regulatory approval for and commercialize each product.
Pursuant to the agreement, Sino Biopharma paid us an upfront fee of $10.0 million. We are also eligible to receive, on a product-by-product basis,
up to an aggregate of $5.0 million upon the first achievement of certain clinical and regulatory milestones. Sino Biopharma is also obligated to pay us tiered royalties, on a product-by-product
basis, in the
mid-single-digit
to
low-teens
percentage range of annual net sales of the licensed products. With respect to each licensed product, our right to a royalty will terminate 12 years after the first commercial sale of such licensed product in the PRC (inclusive of Hong Kong, Macau and Taiwan).
The agreement will terminate upon the expiration of the royalty term of all licensed products. Sino Biopharma may terminate the agreement upon six months’ prior written notice to us. Either party may terminate upon a material breach by the other party that remains uncured for 60 days after receipt of notice thereof, the other party’s failure to use commercially reasonable efforts to perform its obligations under the agreement or upon the other party’s bankruptcy or insolvency.
License Agreement with The Regents of the University of California
In December 2009, we entered into an exclusive license agreement with The Regents of the University of California (The Regents), pursuant to which we were granted an exclusive license to a patent portfolio containing five issued U.S. patents, one pending U.S. patent application and 12 foreign patents and patent applications owned by The Regents that cover the inventions of copper-free click chemistries. The Regents also granted us the right to sublicense the patent portfolio to our affiliates. We are obligated to pay to The Regents a low-single-digit percentage
range of
any up-front cash
or consideration received for the sublicensed rights in addition to any royalties.
In consideration for the license rights, we paid an upfront fee of $0.2 million to The Regents and are obligated to pay an annual license maintenance fee of $20,000 unless we are paying royalties to The Regents. We are required to pay The Regents, on a product-by-product basis,
up to an aggregate of $2.4 million upon the first achievement of certain clinical and regulatory milestones for any licensed product.
We will owe royalties to The Regents in the amount of
a low-single-digit percentage
range of net sales of licensed products upon the earlier of the agreement’s termination, the expiration of the last to expire valid claim of the licensed patents or a licensed patent being deemed invalid by a court of competent jurisdiction and last resort. Additionally, we will owe payments in the low seven figures in the aggregate to The Regents upon the achievement of certain milestones set forth in the agreement.
We may terminate the agreement at any time, in whole or in part, upon 90 days prior notice. The Regents may terminate the agreement upon breach by us which is not cured within 60 days of receipt of notice of such breach. Unless otherwise terminated by us or The Regents, the agreement will terminate upon the expiration of the last to expire patent or abandonment of the last to be abandoned patent application licensed under the agreement. For patents directed to the ReCODE system, the last Regents patent is expected to expire in 2022. Accordingly, under the license agreement, our royalty obligations for patents directed to the ReCODE system end in 2022. For patents directed to the EuCODE system, the last Regents patent is expected to expire in 2024. Accordingly, under the license agreement, our royalty obligations for patents directed to the EuCODE system end in 2024.
License Agreements with TSRI and Calibr
In August 2003, we entered into a license agreement (as amended, the TSRI Agreement) with TSRI, pursuant to which TSRI granted us an exclusive, sublicensable, worldwide license for the use, sale, and importation of certain products, processes, services, biological materials and technology arising out of designated patent rights related to the in vivo
 incorporation of amino acids, protein arrays and glycoprotein synthesis, among others. Through this exclusive license, we currently have exclusive rights to 28 issued U.S. patents, 138 issued foreign patents, and one pending patent application relating to methods and reagents for making proteins containing non-natively
encoded amino acids. Any patent within this portfolio that has been issued or may issue in the future will expire between 2022 and 2026. We and TSRI are entitled to a share of any future licensing income generated from this program. We are required to provide TSRI with written annual reports on our product development progress or efforts to commercialize product candidates derived from the licensed rights. We are obligated to use commercially reasonable efforts to commercialize products under the TSRI agreement.
In addition, we have agreed to pay TSRI royalties on net sales of licensed products, processes and services on a country-by-country basis.
These royalties are in
the low-single-digit percentage
range of annual net sales. We are also obligated to pay to TSRI earned royalties on sublicensing revenues, on a country-by-country basis,
in
the mid-single-digit percentages.
All royalty obligations are subject to adjustment for combination products.
The TSRI Agreement terminates upon the expiration of our royalty obligations to TSRI. Our royalty obligations terminate on a country-by-country basis
for licensed products, processes and services upon the expiration of the last to expire of a valid claim within the applicable patent rights that cover the product, process, or service, or, if no such patent rights exist but such product, process, or service utilizes or incorporates a licensed biological material, then our royalty obligations terminate 15 years after the date of the first commercial sale of the licensed product, process or service. Our royalty obligations for licensed biological materials terminate 15 years after the date of the first commercial sale. We can terminate the TSRI Agreement upon 90 days’ written notice to TSRI. TSRI may terminate the TSRI Agreement for certain enumerated breaches of our obligations that are not cured within a specified period after receiving written notice.
In August 2013, we entered into a collaborative license agreement (as amended, the Calibr Agreement) with the California Institute for Biomedical Research (Calibr) which later merged with TSRI, pursuant to which we granted Calibr a non-exclusive research
license to certain of our
patents, know-how and
materials, and Calibr granted us a perpetual, irrevocable,
worldwide, non-exclusive license,
for internal research purposes only, to certain inventions, patents and technology controlled by Calibr and associated with a research plan approved by a joint steering committee. In addition, Calibr granted us an exclusive option to acquire a perpetual, irrevocable, worldwide license to certain potential inventions, patents and other intellectual property associated with a research plan approved by a joint steering committee. The collaboration focuses on projects related to novel molecular targets, polypeptide conjugates and enabling technologies.
Pursuant to the Calibr Agreement, Calibr secured a license to CCW702, a bispecific targeting prostate cancer cells. Calibr licensed the global rights to develop CCW702, and subsequently licensed the program to AbbVie in an option agreement. We are eligible to receive a portion of any sublicensing income that Calibr may receive from licensing the product candidate.
In consideration of the license granted to us, we paid Calibr an upfront fee of approximately $0.3 million. We have also paid Calibr $3.3 million in consideration for Calibr’s research activities undertaken to advance the collaboration and will owe Calibr a portion of any sublicensing fees that we may receive from licensing any patents or product candidates. We will also owe Calibr royalties on a product-by-product
and
country-by-country
basis in the low single-digit percentages. The royalty obligations continue until the earlier of the last to expire valid claim of the licensed patents that would be infringed by the sale of the licensed product in such country or ten years after the first commercial sale of the licensed product in the country.
The Calibr Agreement terminates upon the expiration of the royalty term. Either party may terminate the Calibr Agreement for any payment default or other material breach by the other party, in each case, that is not cured within 60 days after receiving written notice. Calibr may terminate the agreement upon specified change of control events with respect to us.
Competition
The biotechnology and pharmaceutical industries are highly competitive and dynamic, characterized by continuing and rapid technological advancement. Our technology platforms, product candidates, know-how,
experience and scientific resources will face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our products. The level of generic competition and the availability of reimbursement from the government and other third-party payers will also significantly impact the pricing and competitiveness of our products. Our commercial potential could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than products that we may develop. Our competitors also may obtain FDA or other regulatory body approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated.
We compete with other companies working to develop immunotherapies and targeted therapies for the treatment of cancer including divisions of large pharmaceutical and biotechnology companies of various sizes. These companies are developing therapies of many different modalities including small molecules, monoclonal antibodies, ADCs, bispecific antibodies and cell therapies. Many of the companies against which we may compete have significantly greater financial resources and expertise than we do in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing approved products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
If ARX788, our most advanced candidate, is approved, it will compete with a range of existing cancer therapies, including two currently marketed ADCs targeting HER2-positive cancers, Kadcyla
®
(ado-trastuzumab
emtansine) and Enhurtu
®
(fam-trastuzumab deruxtecan-nxki).
Additionally, there are multiple clinical and preclinical programs, including biologics and small molecules, in development for HER2-positive cancers. Without the results from clinical trials, it is difficult to assess whether our product candidates will have the appropriate therapeutic index to provide a meaningful therapy for these various cancers and the extent to which they can successfully compete against current and future standard of care therapies. With respect to our other indications, the clinical development pipeline includes many programs at various stages of development and this competitive landscape will continue to evolve as we advance our programs through clinical trials.
Further, there are many companies pursuing a variety of approaches to protein conjugations and modifications. Multiple companies, including larger and more-established companies, are pursuing traditional approaches that rely upon natural amino acids, usually a cysteine or lysine, as a conjugation site. Another approach looks to modify the sugar residues of naturally occurring amino acids. Our approach is to encode a non-natural amino
acid at optimized positions within the proteins, and Sutro Biopharma, Inc., Synthorx Inc. and other early stage companies also use this approach. Other companies using antibody-drug conjugates to target innate immune receptors include Actym Therapeutics, Mersana and Takeda Pharmaceuticals. Immunotherapy and validated pathway approaches are further being pursued by many smaller biotechnology companies as well as larger pharmaceutical companies. We also face competition from validated pathway therapy treatments offered by companies such as AstraZeneca, Byondis, Daiichi Sankyo, Genentech, MacroGenics, Pieris, Puma, Seattle Genetics, Spectrum Pharmaceuticals and Zymeworks. We also face competition from companies that continue to invest in innovation in the antibody-drug conjugate field, including but not limited to AbbVie, ADC Therapeutics, Astellas, BioAtla, Celldex, CytomX, Eli Lilly and Company, GlaxoSmithKline, Genmab, ImmunoGen, Immunomedics, Millennium Pharmaceuticals, MorphoSys AG, Novartis, Pfizer, Sanofi, Seattle Genetics, Sutro Biopharma and VelosBio. There are various factors that differentiate us from these competitors such as our bacterial systems, but without the results from our clinical trials, it is difficult to assess whether our approach provides potential safety and efficacy benefits versus other approaches. Specifically, the partnership between Astra Zeneca and Daiichi Sankyo, has accelerated the expansion of the clinical development program for Daiichi Sankyo’s Enhertu, a HER2 ADC, with now almost 50 ongoing clinical trials in a broad range of cancer types and cancer stages. The scope and resources being dedicated to the Enhertu program may negatively impact our planned clinical trials and development for ARX788, including as a result of challenges in patient enrollment due to the lack of patients or as a result of their ability to complete clinical trials or obtain approvals more rapidly than us. For example, in September 2021, Daiichi Sankyo released the results for its Destiny-Breast03 clinical trial, studying the activity of Enhertu compared to Kadcyla in second line metastatic breast cancer. With statistically significant and clinically meaningful improvement in the primary endpoint progression free survival over Kadcyla, both National Comprehensive Cancer Network (NCCN) and European Society for Medical Oncology (ESMO) soon revised the HER2+ metastatic breast cancer treatment guideline to displace Kadcyla with Enhertu as the new standard of care in second line HER2+ breast cancer. As a result, we have revised our planned Phase 3 trial in second line HER2+ breast cancer to compare ARX788 against Kadcyla as the standard of care, and focus on studying ARX788 activity in breast cancer patients who have failed previous treatment with Enhertu.
Manufacturing
We do not own or operate nor currently have plans to establish any manufacturing facilities. We rely on, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacturing if any of our product candidates obtain marketing approval. We also rely on, and expect to continue to rely, on third parties to package, label, store and distribute our investigational product candidates, as well as our commercial products if marketing approval is obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel, while also enabling us to focus our expertise and resources on the development of our product candidates.
We utilize both mammalian (EuCODE) and bacterial (ReCODE) expression platforms employing standard manufacturing equipment and facilities. We have analytical and process development capabilities and can manufacture non-cGMP material
in our own facility. We generally perform cell line, analytical and process development for our product candidates internally and manufacture the drug necessary to conduct non-GLP
preclinical studies of our investigational product candidates. We occasionally outsource the production of research and development material. We do not have, and we do not currently plan to, acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials. We rely on third-party manufacturers to produce the bulk drug substances required for our clinical trials and expect to continue to rely on third parties to manufacture and test clinical trial drug supplies for the foreseeable future. With a partner, we have successfully scaled bacterial fermentation of a ReCODE product to the commercial-scale of 50,000 liters in 2014, and we scaled our EuCODE platform to 2,000 liters in 2015. To date, we have successfully manufactured ten batches of multiple monoclonal antibodies at 2000-L scale based on the

EuCODE platform with overall yield of at least 65%. We have successfully manufactured ARX788 with an optimized process and a new dosage form (a more commercially viable lyophilized powder formulation) and demonstrated analytical comparability with pre-change clinical trial materials. The ARX788 drug product batch size is approximately 9500 vials. We also contract with additional third parties for the filling, labeling, packaging, testing, storage and distribution of our investigational drug products. We employ personnel with the significant scientific, technical, production, quality and project management experience required to oversee our network of third-party suppliers and to manage manufacturing, quality data and information for regulatory compliance purposes.
Our contract suppliers manufacture drug substance and drug product for clinical trial use in compliance with cGMP and applicable local regulations. cGMP regulations include requirements relating to the organization of personnel, buildings and facilities; equipment; control of components and drug product containers and closures; production and process controls; packaging and labeling controls; holding and distribution; laboratory controls; records and reports; and returned or salvaged product. The manufacturing facilities for our products must meet cGMP requirements and FDA satisfaction before any product is approved. We ensure cGMP compliance of our suppliers through regular quality inspections performed by our Quality Assurance group. Our third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other regulatory authorities, including reviews of procedures and operations used in the testing and manufacture of our products, to assess our compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. These actions could have a material adverse impact on the availability of our products. In addition, contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.
Commercialization
We intend to retain significant development and commercial rights to our product candidates and, if marketing approval is obtained, to commercialize our product candidates on our own, or potentially with a partner, in the United States and other regions. We currently have no sales, marketing or commercial product distribution capabilities. We intend to build the necessary infrastructure and capabilities over time for the United States, and potentially other regions, following further advancement of our product candidates. Clinical data, the size of the addressable patient population, and the size of the commercial infrastructure and manufacturing needs may all influence or alter our commercialization plans.
Intellectual Property
We strive to protect our product candidates and our technology platforms through a variety of methods. In regards to our product candidates, we seek and maintain patents intended to cover our products and compositions, their methods of use for treating diseases, the processes for their manufacture, and, as our product candidates proceed through clinical studies, the innovations that arise from these efforts. As a result, we constantly seek to obtain domestic and international patent protection and endeavor to promptly file patent applications for new commercially valuable inventions to expand our intellectual property portfolio. In addition, we have entered into exclusive license agreements with various academic and research institutions to obtain certain rights that permit us to develop and commercialize our product candidates. Finally, we also rely on trade secrets, know-how, continuing
technological innovation
and in-licensing opportunities
to develop and maintain our proprietary position with our technology platform.
More specifically, we first seek patent protection for our product candidates with claims that are directed to the novel ADCs and IOCs that have incorporated our non-natural amino
acids as well as claims directed to the use of these novel ADCs and IOCs for the treatment of diseases. We also seek patent protection on the novel methods we use to make and manufacture these novel ADCs and IOCs. As our novel ADCs and IOCs proceed through pre-clinical and
clinical development, we constantly strive to identify new innovations, and, as appropriate, file for additional patent protection.

In regards to our technology platforms, we rely on a combination of patent protection and trade secret protection. Initially, we primarily relied on patent protection for the platform innovations that were developed at TSRI, and then in-licensed to
Ambrx, as well as on patent protection for the platform innovations developed at Ambrx. Subsequently, we have primarily relied on protecting the substantial know-how that
has arisen from more than 15 years of manufacturing and process development at Ambrx as a trade secret. However, if appropriate, we will continue to seek opportunities to protect our technology platform with patent protection.
We believe that we have a significant global intellectual property position and substantial know-how relating
to our product candidate and the incorporation
of non-natively encoded
amino acids into proteins. Our intellectual property estate currently contains over 60 issued U.S. patents and 40 pending U.S. patent applications that we own. In addition, we have exclusively licensed certain patent rights from TSRI, including 28 issued U.S. patents and 138 foreign patent applications. Collectively, these patent rights relate to various aspects of our product candidates, proprietary reagents and linkage chemistries, and our technology platforms. We have also registered the AMBRX (Stylized) trademark in the United States, and we own two additional pending U.S. trademark applications for the word AMBRX covering a variety of goods and services we currently offer and intend to offer in the future.
We continually assess and refine our intellectual property strategy as we develop new product candidates and platform technologies. To that end, we are prepared to file additional patent and trademark applications if our intellectual property strategy requires such filings or where we seek to adapt to competition or seize business opportunities. Further, we are prepared to file patent and trademark applications, as we consider appropriate under the circumstances, relating to the new technologies that we develop.
In addition to filing and prosecuting patent applications in the United States, we also file patent applications pursuant to the Patent Cooperation Treaty (PCT) in additional countries where we believe such foreign filing is likely to be beneficial, including Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, Singapore, and South Korea. We also intend file trademark applications in additional countries pursuant to the Paris Convention claiming priority from our U.S. trademark applications where they are likely to be beneficial, and we also intend to file applications for trademark registrations in connection with our product candidates in various jurisdictions, including the United States.
Intellectual Property Relating to Our HER2 (ARX788) Product Candidate
With regard to our HER2 ADC product candidate, we solely own two issued U.S. patents and one pending U.S. patent application and have 28 issued patents and 13 pending patent applications in various countries, including Australia, Canada, China, Europe, India, Israel, Japan, Mexico and South Korea. These applications relate to the composition of matter and methods for making HER2 ADC that provide patent protection until around 2033 in the United States and 2032 in other countries, excluding any available extension of the patent term.
Intellectual Property Relating to Our PSMA (ARX517) Product Candidate
With regard to our PSMA ADC product candidate, we solely own one U.S. issued patent and one pending U.S. patent application and have 27 issued patents and six patent applications pending in various countries and regions, including Australia, Canada, China, Europe, India, Israel, Japan, Mexico and South Korea. These applications relate to the composition of matter and methods for making PSMA ADC. Any patents issued from these applications will expire around 2033, excluding any available extension of the patent term.
We also have a solely owned second application protecting our PSMA ADC product candidate that currently includes one pending U.S. patent application and 13 patent applications pending in various countries, including Australia, Canada, China, Europe, India, Israel, Japan, Mexico, and South Korea. Any patents issued from these applications will expire around 2039, excluding any available extension of the patent term.

Intellectual Property Relating to Our CD70 Product Candidate
With regard to our CD70 ADC product candidate, we own one issued U.S. patent and one pending U.S. patent application and have 21 issued patents and nine patent applications pending in various countries and regions, including Australia, Canada, China, Europe, India, Israel, Japan, Mexico and South Korea. These applications relate to the composition of matter and methods for making CD70 ADC. Any patents issued from these applications will expire around 2033, excluding any available extension of the patent term.
Intellectual Property Relating to
Our IL-2 Product
Candidate
Regarding
our IL-2 I/O
product candidate, we own one pending U.S. patent application and have 13 patent applications pending in various countries and regions. These applications relate to the composition of matter, including
PEGylated IL-2 compositions,
formulations, methods of manufacturing, and methods of treating diseases, including cancers. China rights to the product candidate are currently controlled by our partner SBP. Any patents issued from this application are expected to expire around 2039; however, a patent term extension may be available.
We also own a second application protecting our IL-2 product candidate that currently includes one pending PCT patent application that will be entered into national and regional PCT contracting states. This application relates to the composition of matter, including PEGylated IL-2 compositions, formulations, methods of manufacturing, and methods of treating diseases, including cancers. China rights to the product candidate are currently controlled by our partner SBP. Any patents issued from this application are expected to expire around 2041; however, a patent term extension may be available.
Intellectual Property Relating to Our TLR Agonists Product Candidate
With regards to our TLR7/8 agonist product candidate, we solely own one pending U.S. patent application and have 12 patent applications pending in various countries and regions, including Australia, Canada, China, Europe, India, Israel, Japan, Mexico, and South Korea. These applications relate to the composition of matter of our immune-stimulator antibody conjugates (ISACs), formulations, methods of manufacturing, and methods of treating diseases, including cancers. Any patents issued from this application are expected to expire around 2040; however, a patent term extension may be available.
We also own a second application protecting our TLR7/8 agonist product candidate that currently includes one pending PCT patent application that will be entered into national and regional PCT contracting states. This application relates to the composition of matter, including PEGylated TLR7/8 compositions, formulations, methods of manufacturing, and methods of treating diseases, including cancers. Any patents issued from this application are expected to expire around 2041; however, a patent term extension may be available.
Intellectual Property Relating to Our CD3Fab-Folate (bispecific) Product Candidate
With regards to
our CD3-Folate bispecific
product candidate, we own one pending U.S. patent application and have 13 patent applications pending in various countries and regions, including Australia, Canada, China, Europe, India, Israel, Japan, Mexico, and South Korea. These applications relate to the composition of matter, formulations, methods of manufacturing, and methods of treating diseases, including cancers. China rights to the product candidate are currently out-licensed to
our partner SBP. Any patents issued from this application are expected to expire around 2039; however, a patent term extension may be available.
Intellectual Property Relating to Our EuCODE and ReCODE Platforms
We own 12 families of U.S. and foreign patents and patent applications covering our EuCODE and ReCODE platforms. These families include 25 issued U.S. patents relating to key components of our EuCODE and ReCODE platforms and methods of manufacturing the polypeptides that contain a non-natively encoded
amino

acid. Our patent applications contain claims covering orthogonal tRNA synthetases (RSs); orthogonal tRNA’s; cells that contain the orthogonal RS and tRNA; and methods for manufacturing polypeptides comprising a non-natively encoded
amino acid. Our patent applications also have claims directed at protecting our linkers, payloads, unconjugated and conjugated compounds, including click chemistry and oxime chemistry conjugates. The issued U.S. patents and any U.S. patents issuing from our pending U.S. patent applications will expire between 2024 and 2031. For our ReCODE platform, we own issued foreign patents in Australia, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, New Zealand, Singapore, and South Korea. For our EuCODE platform, we own issued foreign patents in Australia, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, New Zealand, and Singapore.
Moreover, even if the patents that will issue from our pending U.S. applications are to expire after 2031, we believe we have appropriately protected our EuCODE and ReCODE platforms with the substantial body of trade secrets and know-how that
we have developed over the last 15 years of research at Ambrx.
Our EuCODE mammalian platform is utilized to generate most of our ADC bioconjugates. Our solely owned patent estate includes 3 issued U.S. patents and 70 issued foreign patents with claims directed to an orthogonal tRNA for vertebrate cells that mediates the incorporation of non-natively encoded
amino acids into an expressed protein, methods of manufacturing in a vertebrate cell a protein comprising non-natively encoded
amino acids using an orthogonal aminoacyl tRNA synthetase that preferentially aminoacylates the orthogonal tRNA with the non-natively encoded
amino acid, and suppressor tRNA transcription in vertebrate cells.
In addition, our EuCODE mammalian platform is protected by a body of trade secrets that is based on more than 15 years of research and development at Ambrx. We believe that these trade secrets have provided, and will continue to provide, us with a competitive edge for developing and then manufacturing our product candidates well after our patents have expired.
With regard to our ReCODE bacterial platform, we also have an exclusive license to a patent portfolio containing three families of U.S. and foreign patents and patent applications co-owned by
TSRI and The Regents of the University of California. Through this exclusive license, we currently have exclusive rights to 28 issued U.S. patents, and 138 issued foreign patents relating to methods and reagents for making proteins containing non-natively encoded
amino acids. Any patent within this portfolio that has issued or may issue in the future will expire between 2022 and 2026.
Our EuCODE patent estate also includes applications with claims directed to our ADC product candidates anti-HER2, anti-PSMA and anti-CD70 ADCs; claims directed to our IOC product candidates IL-2, and
TLR7/8 agonists; claims directed to our platform technology for future products and developments.
The ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of
the invention, and the ability to satisfy the enablement requirement of the patent laws. In addition, for each of our patent applications, claiming strategy is determined on a case-by-case basis,
taking into consideration existing patent office rules and regulations, advice of our counsel in each jurisdiction, and our business model. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology.
The term of individual patents depends upon the laws of the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent
application. However, the term of U.S. patents may be extended for delays incurred due to compliance with the FDA requirements or by delays encountered during prosecution that are caused by the USPTO. For example, for drugs that are regulated by the FDA under the Hatch-Waxman Act, it is permitted to extend the term of a patent that covers such a drug for up to five years beyond the normal expiration date of the patent. In the future, if and when our biopharmaceutical product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those product candidates. We intend to seek patent term extensions to any of our issued patents in any jurisdiction where these are available; however, there is no guarantee that the applicable authorities, including the USPTO and FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.
The actual protection afforded by a patent varies on
a product-by-product basis,
from country-to-country, and
depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of antibody drug conjugates has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in the patent laws and rules, either by legislation, judicial decisions, or regulatory interpretation in the United States and other countries, may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, importing, or otherwise commercializing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending, and enforcing patent claims that cover our technology, inventions, and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our platform, product candidates, or the methods used to manufacture them. Moreover, our issued patents and those that may issue in the future may not guarantee us the right to practice our technology in relation to the commercialization of our platform’s product candidates. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from practicing our proprietary technology and commercializing our EuCODE and ReCODE technology platforms and product candidates. Our issued patents and those that may issue in the future may be challenged, narrowed, circumvented, or invalidated, which could limit our ability to stop competitors from marketing related platforms or product candidates or limit the length of the term of patent protection that we may have for our ADC and IOC product candidates. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our ADC and IOC product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before any product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent for this and other risks related to our proprietary technology, inventions, improvements, platforms and product candidates. Please see “Risk Factors—Risks Related to Our Intellectual Property” for additional information on the risks associated with our intellectual property strategy and portfolio.
Government Regulation
Government authorities in the United States at the federal, state and local level and in other countries and jurisdictions, including the People’s Republic of China (PRC), extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, safety, efficacy, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

Regulatory Approval of Biologics in the United States
In the United States, biological products used for the prevention, treatment or cure of a disease or condition of a human being, such as our product candidates, are subject to regulation under the Federal Food, Drug, and Cosmetic Act (the FDCA), and the Public Health Service Act (the PHSA), their implementing regulations, and other federal, state, and local regulations that govern, among other things, the research, development, testing, manufacture, quality control, approval, safety, efficacy, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, import and export, post-approval monitoring and reporting, and marketing of biological products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending BLAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.
Further, even if we obtain the required regulatory approvals for our product candidates, pharmaceutical companies are subject to myriad federal, state, and foreign healthcare laws, rules, and regulations governing all aspects of our operations, including, but not limited to, our relationships with healthcare professionals, healthcare institutions, distributors of our products, and sales and marketing personnel; governmental and other third-party payor coverage and reimbursement of our products; and data privacy and security. Such laws, rules, and regulations are complex, continuously evolving, and, in many cases, have not been subject to extensive interpretation by applicable regulatory agencies or the courts. We are required to invest significant time and financial resources in policies, procedures, processes, and systems to ensure compliance with these laws, rules, and regulations, and our failure to do so may result in the imposition of substantial monetary or other penalties by federal or state regulatory agencies.
Our product candidates and any future product candidates must be approved by the FDA pursuant to a biologics license application (BLA) before they may be legally marketed in the United States. The process generally involves the following:

•
completion of extensive preclinical laboratory tests and animal studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice (GLP) requirements;

•	submission to the FDA of an investigational new drug application (IND), which must become effective before human clinical trials may begin;

•	approval of the protocol and related documentation by an institutional review board (IRB) or independent ethics committee at each clinical trial site before each clinical trial may be commenced;

•
performance of adequate and well-controlled human clinical trials in accordance with applicable FDA regulations, including good clinical practice (GCP) requirements and any other clinical trial-related regulations for the protection of human research subjects and their health information and to establish the safety and efficacy of the investigational product for each proposed indication;

•
preparation and submission to the FDA of a BLA for marketing approval that includes sufficient evidence of establishing the safety, purity, and potency of the proposed biological product for its intended indication, including from results of preclinical testing and clinical trials;

•	payment of any user fees for FDA review of the BLA;

•	a determination by the FDA within 60 days of its receipt of a BLA to accept the filing for review;

•
satisfactory completion of one or more
FDA pre-approval inspections
of the manufacturing facility or facilities where the biological product, or components thereof, will be produced to assess compliance with current good manufacturing practice (cGMP) requirements to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity;

•
satisfactory completion of any potential FDA audits of the clinical trial sites that generated the data in support of the BLA to assure compliance with GCP requirements and integrity of the clinical data;

•	FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee, where appropriate and if applicable; and

•
compliance with any post-approval requirements, including a risk evaluation and mitigation strategy (REMS) plan, where applicable, and post- approval studies required by the FDA as a condition of approval.

Preclinical Studies
Before testing any biological product candidates in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluation of the product candidate’s biological characteristics, chemistry, toxicity and formulation, as well as in vitro
 and animal studies to assess the potential safety and activity of the product candidate. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies.
Prior to commencing an initial clinical trial in humans with a product candidate in the United States, an IND must be submitted to the FDA and the FDA must allow the IND to proceed. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. In support of a request for an IND, applicants must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, to the FDA as part of an IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises safety concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may or may not result in the FDA authorizing clinical trials to commence.
Clinical Trials
The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCP requirements, and other international standards meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; as well as (iii) under protocols detailing, among other things, the objectives of the trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated in the trial, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB representing each institution at which the clinical trial will be conducted before the clinical trial commences to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to the anticipated benefits. The IRB must conduct continuing review and reapprove the trial at least annually. The IRB also must review and approve, among other things, the trial protocol and informed consent information that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.
A sponsor who wishes to conduct a clinical trial solely outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. Even if a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well- designed and well-conducted foreign clinical trial not conducted under an IND if the clinical trial was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.
Clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3:

•
Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the dosing tolerance, pharmacokinetics, pharmacologic action, side effect tolerability, safety of the product candidate, and, if possible, early evidence of effectiveness.

•
Phase 2 clinical trials generally involve studies in disease-affected patients to evaluate proof of concept and/or determine the dosing regimen(s) for subsequent investigations. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

•
Phase 3 clinical trials generally involve a large number of patients at multiple geographically dispersed trial sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product labeling. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the biologic.

These Phases may overlap or be combined. For example, a Phase 1/2 clinical trial may contain both a dose-escalation stage and a dose expansion stage, the latter of which may confirm tolerability at the recommended dose for expansion in future clinical trials (as in traditional Phase 1 clinical trials) and provide insight into the anti-tumor effects of the investigational therapy in selected subpopulation(s).
Typically, during the development of oncology therapies, all patients enrolled in Phase 1 clinical trials are disease-affected patients and, as a result, considerably more information on clinical activity may be collected during such trials than during Phase 1 clinical trials for non-oncology therapies.
A single Phase 3 or Phase 2 trial with other confirmatory evidence may be sufficient in rare instances to provide substantial evidence of effectiveness (generally subject to the requirement of additional post-approval studies).
In some cases, the FDA may require, or sponsors may voluntarily pursue, post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.
Phase 1, Phase 2, Phase 3 and other types of clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including non-compliance with
regulatory requirements or a finding that patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product candidate has been associated with unexpected serious harm to patients. Additionally, the data safety monitoring board or committee may recommend halting the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.
During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro
 testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website. Information related to the product, patient population, phase of investigation, clinical trial sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Disclosure of the results of these clinical trials can be delayed in certain circumstances for up to two years after the date of completion of the trial.
Concurrent with clinical trials, sponsors usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, companies must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biologic does not undergo unacceptable deterioration over its shelf life.
FDA Review Process
Following successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical studies and clinical trials are submitted to the FDA as part of a BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States. The cost of preparing and submitting a BLA is substantial. Under the Prescription Drug User Fee Act (PDUFA), each BLA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as Orphan Drugs, unless the product also includes a non-orphan indication.
The applicant under an approved BLA is also subject to an annual program fee.
The FDA reviews all submitted BLAs for completeness before it accepts them for filing and may request additional information. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA for any BLA that it deems incomplete or not properly reviewable at the time of submission. In this event, the BLA must be resubmitted with additional information and the resubmitted application is subject to review to determine if it is substantially complete before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review
of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA targets 10 months from the filing date in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process can be significantly extended by FDA requests for additional information or clarification.
Once the submission is accepted for filing, the FDA begins
an in-depth substantive
review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure and potent for its intended use, and whether the product is being manufactured in accordance with cGMP requirements to ensure its continued safety, purity and potency. The FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it generally follows such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. During the biological product approval process, the FDA also will determine whether a REMS is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS plan; the FDA will not approve the BLA without a REMS, if required.
Before approving a BLA, the FDA will typically conduct
a pre-approval inspection
of the manufacturing facilities at which the product is manufactured to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit clinical trial sites to ensure compliance with GCP requirements and the integrity of the data supporting safety and efficacy. To assure compliance with cGMP and GCP requirements, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control. In response to the global
COVID-19
pandemic, since March 2020 when foreign and domestic inspections were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval
inspections on a prioritized basis. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections and resumed inspections in China and India in early 2021. In April 2021, the FDA issued guidance for industry formally announcing plans to employ remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates. Should the FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, the FDA has stated that it generally intends to issue a complete response letter.
After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, it will issue either an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter generally outlines the deficiencies that the FDA has identified in the BLA and may require additional clinical data, additional pivotal clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing in order for the FDA to reconsider the application. Where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue a Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, withdraw the application or request an opportunity for a hearing. The FDA has committed to reviewing such resubmissions in two or six months, depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.
If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, including to subpopulations of patients, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, precautions or interactions be included in the product labeling. As a condition of BLA approval, the

FDA also may require a REMS to help ensure that the benefits of the biologic outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals and elements to assure a product’s safe use (ETASU). An ETASU can include, but is not limited to, special training or certification for prescribing or dispensing the product, dispensing the product only under certain circumstances, special monitoring and the use of patient-specific registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, the FDA may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy.
Orphan Drug Designation
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product for this type of disease or condition will be recovered from sales of the product in the United States.
Orphan Drug designation must be requested before submitting a BLA. After the FDA grants Orphan Drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan Drug designation on its own does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If a product that has orphan designation subsequently receives the first FDA approval for a particular active ingredient for the disease or condition for which it has such designation, the product is entitled to Orphan Drug exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same product for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Orphan Drug exclusivity does not prevent the FDA from approving a different product for the same indication or the same product for a different indication. In the latter case, because healthcare professionals are free to prescribe products for off-label uses,
the competitor’s product could be used for the orphan indication despite another product’s orphan exclusivity.
A designated Orphan Drug may not receive Orphan Drug exclusivity if approved for a use that is broader than the indication for which it received orphan designation. In addition, Orphan Drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if the second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan Drug designation may also entitle a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.
The FDA’s determination of whether two ADCs are the same product for purposes of Orphan Drug exclusivity is based on a determination of sameness of the monoclonal antibody element and the functional element of the conjugated molecule. Two ADCs are deemed to be the same product if the complementarity determining region sequences of the antibody and the functional element of the conjugated molecule are the same. A difference in either of those two elements can result in a determination that the molecules are different.
Expedited Development and Review Programs
The FDA is authorized to designate certain product candidates for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition.

Fast Track designation may be granted for product candidates that are intended to treat a serious or life-threatening disease or condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to both the product candidate and the specific indication for which it is being studied. The sponsor of a new biological product candidate can request the FDA to designate the candidate for a specific indication for Fast Track status concurrent with, or after, the submission of the IND for the candidate. The FDA must determine if the biological product candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s BLA before the application is complete. This “rolling review” is available if the FDA determines, after preliminary evaluation of preclinical or clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information for the BLA and the sponsor must pay applicable user fees. Any product candidate submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval.
Breakthrough Therapy designation may be granted for product candidates that are intended, alone or in combination with one or more other products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over available therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Under the Breakthrough Therapy program, the sponsor of a new biological product candidate may request that the FDA designate the candidate for a specific indication as a Breakthrough Therapy concurrent with, or after, the submission of the IND for the biological product candidate. The FDA must determine if the biological product candidate qualifies for Breakthrough Therapy designation within 60 days of receipt of the sponsor’s request. Breakthrough Therapy designation comes with all of the benefits of Fast Track designation. The FDA may take other actions appropriate to expedite the development and review of breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to, and interactive communication with, the sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team and taking other steps to design the clinical studies in an efficient manner.
Priority review may be granted for product candidates that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness of the treatment, prevention, or diagnosis of a serious condition. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review. Under priority review, the FDA’s goal is to review an application in six months once it is filed, compared to ten months for a standard review application.
Accelerated approval may be granted for product candidates that are intended to treat a serious or life-threatening condition and that generally provide a meaningful therapeutic advantage to patients over available treatments and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (IMM) that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. The accelerated approval pathway is most often used in settings in which the course of a disease is long, and an extended period of time is required to measure the intended clinical benefit of a product candidate, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit. The accelerated approval pathway is contingent on a sponsor’s agreement to conduct additional post-approval confirmatory trials to verify and describe the product candidate’s clinical benefit. These confirmatory trials must be completed with due diligence and, in some cases, the

FDA may require that the trial be designed, initiated and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, priority review and accelerated approval do not change the standards for approval, but may expedite the development or approval process.
Additional Controls for Biologics
To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for biological product candidates whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend approvals in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.
After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer must submit samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer.
In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biological products. As with drugs, after approval of biologics, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.
Pediatric Information
Under the Pediatric Research Equity Act (PREA), BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA generally does not apply to any biological product for an indication for which orphan designation has been granted except that PREA will apply to an original BLA for a new active ingredient that is an orphan-designated biological product if the biological product is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that the FDA has determined is substantially relevant to the growth or progression of a pediatric cancer.
The Best Pharmaceuticals for Children Act (the BPCA) provides a six-month extension
of any exclusivity—patent
or non-patent—for a
biological product if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new biologic in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe.

Post-Approval Requirements
Once a BLA is approved, a biological product will continue to be subject to rigorous and extensive FDA regulation, particularly with respect to cGMP requirements, product sampling and distribution, reporting of adverse experiences, periodic reporting, and advertising and promotion of the biological product, including standards and regulations for direct-to-consumer advertising, off-label promotion,
industry-sponsored scientific and educational activities and promotional activities involving the Internet. Biological products may be marketed only for the approved indications and in a manner consistent with the provisions of the approved labeling.
Adverse event reporting and submission of periodic safety summary reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product.
In addition, quality control, biological product manufacture, packaging and labeling procedures must continue to conform to cGMP requirements after approval. Manufacturers of biological products are required to comply with cGMP requirements, including quality control, quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biological products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting and updated safety and efficacy information, and complying with electronic record and signature requirements.
Biological product sponsors and manufacturers, and certain of their subcontractors, are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects a biological product’s manufacturing facilities to assess compliance with cGMP requirements. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMP requirements. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with required regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of the changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further review and approval by the FDA.
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, suspension of the approval, complete withdrawal of the product from the market or product recalls;

•	safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	mandated modification of promotional materials and labeling and issuance of corrective information;

•	fines, warning or other enforcement-related letters or holds on clinical trials;

•	refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties; or

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs.
Patent Term Restoration and Marketing Exclusivity
Depending upon the timing, duration and specifics of the FDA approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act, informally known as the Hatch-Waxman Amendments. The Hatch Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the product development and the FDA regulatory review process. Patent term extension (PTE), however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The PTE period is generally one-half the
time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved biological product is eligible for such an extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any PTE or restoration. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug.
Biosimilars and Exclusivity
The Biologics Price Competition and Innovation Act of 2009 (the BPCIA) created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference
biological product. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch.
A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency.
The BPCIA is complex and continues to be interpreted and implemented by the FDA. Recent government proposals have sought to reduce the twelve-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to significant uncertainty.

International Regulation
In addition to regulations in the United States, a variety of foreign regulations govern clinical trials, commercial sales and distribution of product candidates. The approval process varies from country to country and the time to approval may be longer or shorter than that required for FDA approval.
Other Healthcare Laws and Regulations and Legislative Reform
Healthcare and Privacy Laws and Regulations
Healthcare providers, including physicians, and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with physicians, other healthcare providers, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we research as well as market, sell and distribute our products for which we obtain marketing approval. Our current and future operations are subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to the Centers for Medicare & Medicaid Services (CMS), the Department of Health and Human Services (HHS) (including the Office of Inspector General, Office for Civil Rights and the Health Resources and Service Administration), the U.S. Department of Justice (DOJ) and individual U.S. Attorney offices within the DOJ, and state and local governments. The healthcare laws that may affect our ability to operate include, but are not limited to:

•
The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or federal civil money penalties statute. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.

•
Federal civil and criminal false claims laws, such as the False Claims Act (FCA), which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.

•
The Health Insurance Portability and Accountability Act of 1996 (HIPAA), among other things, imposes criminal liability for knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

•
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, (HITECH), and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information as well as their covered subcontractors, relating to the privacy, security, and transmission of such individually identifiable health information.

•	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

•
The federal transparency requirements under the Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act (the Affordable Care Act or ACA), which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members. Effective January 1, 2022, applicable manufacturers also will be required to report such information regarding its relationships with certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives during the previous year.

•	Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs.

•	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

•
State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party
payors, including private insurers, and state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information.

•
State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; and state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes.

Additionally, as further discussed below, on November 20, 2020, HHS finalized a regulation that, among other things, (i) removed safe harbor protection for price reductions from pharmaceutical manufacturers, and (ii) created new safe harbor for certain fixed fees.
Violation of any of the laws described above or any other governmental laws and regulations that may apply to us, may result in significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with
these laws and the delay, reduction, termination or restructuring of our operations.
Legislative Reform
We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation.
For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the ACA, which included changes to the coverage and reimbursement of drug products under government healthcare programs such as:

•	increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program;

•	established a branded prescription drug fee that pharmaceutical manufacturers of certain branded prescription drugs must pay to the federal government;

•	expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program;

•
established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of
2019) point-of-sale discounts
off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•
expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•
created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected;

•	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•
established a Center for Medicare and Medicaid Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and

•	created a licensure framework for follow-on biologic products.
Since its enactment, there have been and there remain judicial and congressional challenges to certain aspects of the ACA as well as efforts by the Trump Administration to repeal or replace certain aspects of the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. Since January 2017, former President Trump signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. On January 20, 2017, former President Trump signed the first Executive Order, directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, former President Trump signed the second Executive Order terminating the cost-sharing subsidies, or CSRs, that reimburse insurers under the ACA. On August 14, 2020, the U.S. Court of Appeals for the Federal Circuit ruled in two separate cases that the federal government is liable for the full amount of unpaid CSRs for the years preceding and including 2017. For CSR claims made by health insurance companies for years 2018 and later, further litigation will be required to determine the amounts due, if any payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay to third-party payors more than $12 billion in ACA risk corridor payments that they argued were owed to them. This decision was appealed to the U.S. Supreme Court, which on April 27, 2020, reversed the decision, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. It is not clear what effect this result will have on our business, but we will continue to monitor any developments. While Congress has not passed comprehensive repeal legislation to date, it has enacted laws that modify certain provisions of the ACA such as the Tax Cuts and Jobs Act of 2017, or TCJA, which decreased the “individual mandate” to $0. On December 14, 2018, the U.S. District Court for the Northern District of Texas held that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed by the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The Supreme Court of the United States is in the process of reviewing this case, and it is expected that a decision will be made in early 2021. It is unclear how this litigation and other efforts to repeal and replace the ACA will impact the ACA. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects.
In addition, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs. In 2011, the U.S. Congress enacted the Budget Control Act, which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, absent additional congressional action. Proposed legislation, if passed, would extend this suspension until the end of the COVID-19 pandemic.
In addition, in 2012, the U.S. Congress enacted the American Taxpayer Relief Act, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any product candidates we may develop. Moreover, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.
Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.
We expect that additional state and federal healthcare reform measures will be adopted in the future, particularly as a result of the recent presidential election. Further it is possible that additional governmental action is taken in response to the evolving effects of the COVID-19 pandemic.
Environmental, Health and Safety Laws and Regulations
We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In particular, our product candidates use PBDs, which are highly potent cytotoxins that require special handling by our and our contractors’ staff. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages, fines and penalties associated with such liability could exceed our assets and resources. Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations.
Pharmaceutical Coverage, Pricing and Reimbursement
The availability and extent of coverage and adequate reimbursement by governmental and private third-party payors are essential for most patients to be able to afford expensive medical treatments. In both domestic and foreign markets, sales of our product candidates will depend substantially on the extent to which the costs of our product candidates will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors decide which products will be covered and establish reimbursement levels for those products.
Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.
Obtaining coverage approval and reimbursement for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost- effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement at a satisfactory level. If coverage and adequate reimbursement of our future products, if any, are unavailable or limited in scope or amount, such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability.

Adverse coverage and reimbursement limitations may hinder our ability to recoup our investment in our product candidates, even if such product candidates obtain regulatory approval. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such products. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. There is no uniform policy for coverage and reimbursement in the United States and, as a result, coverage and reimbursement can differ significantly from payor to payor. In the United States, private payors often, but not always, follow Medicare coverage and reimbursement policies with respect to newly approved products. It is difficult to predict what third-party payors will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Further, one payor’s determination to provide coverage and adequate reimbursement for a product does not assure that other payors will also provide coverage and adequate reimbursement for that product. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates. There can be no assurance that our product candidates will be considered medically necessary or cost-effective. In addition to third-party payors, professional organizations and patient advocacy groups such as the National Comprehensive Cancer Network and the American Society of Clinical Oncology can influence decisions about reimbursement for new medicines by determining standards for care. Therefore, it is possible that any of our product candidates, even if approved, may not be covered by third-party payors or the reimbursement limit may be so restrictive that we cannot commercialize the product candidates profitably.
In international markets, reimbursement and health care payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. There can be no assurance that our products will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be available or that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.
Furthermore, the containment of healthcare costs has become a priority of foreign and domestic governments as well as private third-party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably. We also expect to experience pricing pressures due to the trend towards managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. These and other cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower-than-anticipated product revenues. In addition, the publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if coverage and adequate reimbursement of our products is unavailable or limited in scope or amount, our revenues and the potential profitability of our product candidates in those countries would be negatively affected.
PRC Regulation
In the PRC we, through collaborations with our partners, operate in an increasingly complex legal and regulatory environment. We and our collaboration partners are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section summarizes the principal PRC laws, rules and regulations that we believe are relevant to our business and the operations of our partners.
PRC Drug Regulation
Introduction
China heavily regulates the development, approval, manufacturing and distribution of drugs, including biologics. The specific regulatory requirements applicable depend on whether the drug is made and finished in China, which is referred to as a domestically manufactured drug, or made abroad and imported into China in finished form, which is referred to as an imported drug, as well as the approval or “registration” category of the drug. For both imported and domestically manufactured drugs, China typically requires regulatory approval for a Clinical Trial Application (CTA) to conduct clinical trials in China and submit China clinical trial data, prior to submitting an application for marketing approval. For a domestically manufactured drug, there is also a requirement to have a drug manufacturing license for a facility in China.
In 2017, the drug regulatory system entered a new and significant period of reform. The General Office of the State Council and the General Office of the Central Committee of the China Communist Party jointly issued the Opinion on Deepening the Reform of the Evaluation and Approval System to Encourage Innovation in Drugs and Medical Devices (the Innovation Opinion) in October 2017. The expedited programs and other advantages under this and other recent reforms encourage drug manufacturers to seek marketing approval in China first, manufacture domestically, and develop drugs in high priority disease areas, such as oncology.
To implement the regulatory reform introduced by the Innovation Opinion, the National People’s Congress of the PRC (NPC) and the National Medical Products Administration of the PRC (NMPA) has been revising the fundamental laws, regulations and rules regulating pharmaceutical products and the industry, which include the framework law known as the PRC Drug Administration Law (DAL). The DAL was promulgated by the Standing Committee of the NPC on September 20, 1984 and last amended on August 26, 2019 and took effect as of December 1, 2019. The DAL is implemented by a high-level regulation issued by the State Council of the PRC referred to as the DAL Implementing Regulation. The NMPA has its own set of regulations further implementing the DAL; the primary one governing CTAs, marketing approval, and post-approval amendment and renewal is known as the Drug Registration Regulation (DRR). The DRR was promulgated by the NMPA on February 28, 2005 and the last amended DRR was promulgated by the State Administration for Market Regulation and became effective from July 1, 2020. Although the NMPA has issued several notices and proposed regulations in 2018 and 2019 to implement the reforms, the implementing regulations for many of the reforms in the Innovation Opinion have not yet been finalized and issued, and therefore, the details regarding the implementation of the regulatory changes remained uncertain in some respects.
Regulatory Authorities and Recent Government Reorganization
In the PRC, the NMPA is the primary regulatory agency for pharmaceutical products and businesses. The agency was formed from the former China Food and Drug Administration (CFDA) in 2018 as part of a government reorganization. Pursuant to the Decision of the First Session of the Thirteenth National People’s Congress on the State Council Institutional Reform Proposal made by the NPC on March 17, 2018, NMPA and the National Intellectual Property Administration are managed by the State Administration for Market Regulation (SAMR) which are responsible for consumer protection, advertising, anticorruption, pricing and fair competition matters.
Like the CFDA, the NMPA is still the primary drug regulatory agency and implements the same laws, regulations, rules, and guidelines as the CFDA. It also regulates almost all of the key stages of the life-cycle of pharmaceutical products, including nonclinical studies, clinical trials, marketing approvals, manufacturing, advertising and promotion, distribution, and pharmacovigilance (i.e., post-marketing safety reporting obligations). The NMPA’s Center for Drug Evaluation (CDE) conducts the technical evaluation of each drug and biologic application to assess safety and efficacy.

The National Health Commission of the PRC (NHC) (formerly known as The Ministry of Health (MOH) and National Health and Family Planning Commission (NHFPC)), is China’s primary healthcare regulatory agency. It is responsible for overseeing the operation of medical institutions, some of which also serve as clinical trial sites, and regulating the licensure of hospitals and other medical personnel.
Breakthrough Therapy Designation by the NMPH
In July 2020, the NMPA announced the procedure and guidance document for applying and qualifying for Breakthrough Therapy designation. To qualify, a drug has to be intended to treat a serious or life-threatening condition, and demonstrate substantial improvement over available therapies on one or more clinically significant endpoints. Drugs that are designated as breakthrough therapies will receive priority in meeting scheduling and enhanced guidance from the Center for Drug Evaluation (CDE) to expedite drug development and may also qualify for priority review and conditional approval.
In May 2021, the CDE granted Breakthrough therapy designation to ARX788 for the second-line treatment of metastatic HER2-positive breast cancer based upon an application by our partner NovoCodex.
Non-Clinical Research
The NMPA requires preclinical data to support registration applications for imported and domestic drugs. According to the DRR, nonclinical safety studies must comply with the Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory. On August 6, 2003, the NMPA promulgated the Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory, which was revised on July 27, 2017, to improve the quality of non-clinical research,
and began to conduct the Good Laboratories Practice. Pursuant to the Circular on Administrative Measures for Certification of Good Laboratory Practice for Non-clinical Laboratory issued by the NMPA on April 16, 2007, the NMPA is responsible for the certification of non-clinical research
institutions nationwide and local provincial medical products administrative authorities is in charge of the daily supervision of non-clinical research
institution. The NMPA decides whether an institution is qualified for undertaking pharmaceutical non-clinical research
by evaluating such institution’s organizational administration, its research personnel, its equipment and facilities, and its operation and management of non-clinical pharmaceutical
projects. A Good Laboratory Practice Certification will be issued by the NMPA if all the relevant requirements are satisfied, which will also be published on the NMPA’s website.
Clinical Trials and Regulatory Approval
Upon completion of preclinical studies, a sponsor typically needs to conduct clinical trials in China for registering a new drug. The materials required for this application and the data requirements are determined by the registration category. The NMPA has taken a number of steps to increase efficiency for approving CTAs, and it has also significantly increased monitoring and enforcement of the Administrative Regulations of Quality of Drug Clinical Practice (the PRC’s GCP) to ensure data integrity.
Trial Approval
All clinical trials conducted in China for new drug registration purposes must be approved by and conducted at pharmaceutical clinical trial institutions which shall be under the filing administration. For imported drugs, proof of foreign approval is required prior to the trial, unless the drug has never been approved anywhere in the world. In addition to a standalone China trial to support development, imported drug applicants may establish a site in China that is part of an international multicenter trial (IMCT) at the outset of the global trial. Domestically manufactured drugs are not subject to foreign approval requirements, and in contrast to prior practice, the NMPA has recently decided to permit those drugs to conduct development via an IMCT as well.
In 2015, the NMPA began to issue an umbrella approval for all phases (typically three) of a new drug clinical trial, instead of issuing approval phase by phase. For certain types of new drug candidates, CTAs may be prioritized over other applications and put in a separate expedited queue for approval.

The NMPA has now adopted a system for clinical trials of new drugs where trials can proceed if after 60 business days, the applicant has not received any objections from the CDE. China is also expanding the number of trial sites by changing from a clinical trial site certification procedure into a notification procedure.
Drug Clinical Trial Registration
Pursuant to the DRR, where a clinical trial of drugs is approved, the sponsor shall, prior to conducting subsequent phases of the clinical trial of drugs, formulate the corresponding scheme on the clinical trial of drugs, carry out after review and approval by the Ethics Committee, and submit the corresponding scheme on clinical trials of drugs and supporting materials on the Center for Drug Evaluation website. On September 6, 2013, the NMPA released the Announcement on Drug Clinical Trial Information Platform, requiring the registration for all clinical trials approved by the NMPA to be completed and trial information to be published through the Drug Clinical Trial Information Platform. The applicant shall complete trial pre-registration within
one month after obtaining the clinical trial approval to obtain the trial’s unique registration number and shall complete registration of certain follow-up information
before the first subject’s enrollment in the trial. If approval of the foregoing pre-registration and
registration is not obtained within one year after obtaining the clinical trial approval, the applicant shall submit an explanation, and if the procedure is not completed within three years, the clinical trial approval shall automatically be annulled.
Pursuant to the DRR, during the period of clinical trial, the applicant must continuously update the registration information and the trial results after completion of each clinical trial on the Drug Clinical Trial Information Platform. Applicants are responsible for the authenticity of the registration information.
Human Genetic Resources Approval
According to the Interim Measures for the Administration of Human Genetic Resources, promulgated by the Ministry of Science and Technology and the MOH jointly on June 10, 1998, an additional approval is required for any foreign companies or foreign affiliates that conduct trials in China. Prior to beginning a trial, the foreign sponsor and the Chinese clinical trial site are required to obtain approval from the Human Genetic Resources Administration of China (HGRAC) which is an agency under the Ministry of Science and Technology, to collect any biological samples that contain the genetic material of Chinese human subjects, and to conduct any cross-border transfer of the samples or associated data. Furthermore, one of the key review points for the HGRAC review and approval process is the intellectual property sharing arrangement between Chinese and foreign parties. The parties are required to share patent rights to inventions arising from the samples. Conducting a clinical trial in China without obtaining the relevant HGRAC preapproval will subject the sponsor and trial site to administrative liability, including confiscation of HGRAC samples and associated data, and administrative fines.
On July 2, 2015, the Ministry of Science and Technology issued the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, or Taking Such Resources out of the PRC, which provides that foreign-invested sponsors that sample and collect human genetic resources in clinical trials are required to file with the China Human Genetic Resources Management Office through its online system. On October 26, 2017, the Ministry of Science and Technology issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval for sampling and collecting human genetic resources for the purpose of commercializing a drug in the PRC. On May 28, 2019, the State Council of the PRC issued the Administration Regulations on Human Genetic Resources, which became effective on July 1, 2019. The Administration Regulations on Human Genetic Resources formalized the approval requirements pertinent to research collaborations between Chinese and foreign-owned entities. Pursuant to the new rule, a new notification system (as opposed to the advance approval approach originally in place) is put in place for clinical trials using China’s human genetic resources at clinical institutions without involving the export of human genetic resources outside of China.

On October 17, 2020, the Standing Committee of the NPC promulgated the Biosecurity Law of the PRC, which will become effective from April 15, 2021. The new law restates the approval and notification requirements of human genetic resources sampling, collecting, utilizing and exporting, as provided in the Administration Regulations on Human Genetic Resources. Moreover, the promulgation of the new law, which takes the form of national law, further demonstrates the commitments of protecting China’s human genetic resources and safeguarding state biosecurity by the PRC government.
Trial Exemptions and Acceptance of Foreign Data
The NMPA may reduce requirements for clinical trials and data, depending on the drug and the existing data. The NMPA has granted waivers for all or part of trials and has stated that it will accept data generated abroad (even if not part of a global study), including early phase data, that meets its requirements. On July 6, 2018, the NMPA issued the Technical Guidance Principles on Accepting Foreign Drug Clinical Trial Data (the Guidance Principles) as one of the implementing rules for the Innovation Opinion. According to the Guidance Principles, the data of foreign clinical trials must meet the authenticity, completeness, accuracy and traceability requirements and such data must be obtained consistent with the relevant requirements under the GCP of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH). Sponsors must be attentive to potentially meaningful ethnic differences in the subject population.
Clinical Trial Process and Good Clinical Practices
Typically drug clinical trials in China have four phases. Phase 1 refers to the initial clinical pharmacology and human safety evaluation studies. Phase 2 refers to the preliminary evaluation of a drug candidate’s therapeutic efficacy and safety for target indication(s) in patients. Phase 3 (often the pivotal study) refers to clinical trials to further verify the drug candidate’s therapeutic efficacy and safety in patients with target indication(s) and ultimately provide sufficient evidence for the review of a drug registration application. Phase 4 refers to a new drug’s post-marketing study to assess therapeutic effectiveness and adverse reactions when the drug is widely used to evaluate overall benefit-risk relationships of the drug when used among the general population or specific groups and to adjust the administration dose, etc. The NMPA requires that the different phases of clinical trials in China receive ethics committee approval and comply with the PRC’s GCP. The NMPA conducts inspections to assess the PRC’s GCP compliance and will cancel the CTA if it finds substantial issues.
On August 6, 2003, the NMPA promulgated the PRC’s GCP, which was amended by NMPA and NHC on April 23, 2020 and took effect on July 1, 2020, to improve the quality of clinical trials. According to the PRC’s GCP, the sponsor shall provide insurance to the subjects participating in the clinical trial and bear the cost of the treatment and the corresponding financial compensation for the subjects who suffer harm or death related to the trial. The sponsor shall provide legal and economic guarantee to the investigator, but harm or death caused by the medical accident shall be excluded. Pursuant to the Innovation Opinion, the accreditation of the institutions for drug clinical trials shall be subject to record-filing administration. The conduct of clinical trials must adhere to the PRC’s GCP, and the protocols must be approved by the ethics committees of each study site. Pursuant to the newly amended DAL, and the Regulations on the Administration of Drug Clinical Trial Institution jointly promulgated by NMPA and NHC on November 29, 2019 and effective from December 1, 2019, drug clinical trial institutions shall be under filing administration. Entities that only conduct analysis of biological samples related to clinical trials of drugs do not need to be filed.
New Drug Application (NDA) and Approval
According to the DRR, the applicant may submit an application for drug marketing registration to CDE upon completion of relevant research on pharmacy, pharmacology, toxicology and drug clinical trials, determination the quality standards of the drug, validation of commercial-scale production processes and preparation for acceptance of verification and inspection conducted by professional technical institution designated by competent NMPA. The CDE will organize pharmaceutical, medical and other technicians to conduct comprehensive review of the safety, efficacy and quality controllability, among others, of the drug according to the application materials submitted by the applicant, the results of the verification and inspection conducted by professional technical institution, etc. If the comprehensive review conclusion is affirmative, the drug shall be approved for marketing and a drug registration certificate will be issued containing the information of the drug approval number, the marketing authorization holders and the manufacturer. Pursuant to the Opinions on the Reform of Evaluation and Approval System for Drugs and Medical Devices and Equipment promulgated on August 9, 2015, the State Council published the policy for carrying out a pilot plan for the drug marketing authorization holder mechanism.
Pursuant to the newly amended DAL, under the drug marketing authorization holder mechanism, an enterprise obtained drug registration certificate and a research and development institution are eligible to be a pharmaceutical marketing authorization holder, and this pharmaceutical marketing authorization holder shall be responsible for nonclinical laboratory studies, clinical trials, production and distribution, post-market studies, and the monitoring, reporting, and handling of adverse reactions in connection with pharmaceuticals in accordance with the provisions of the DAL. The pharmaceutical marketing authorization holder may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and may engage pharmaceutical distribution enterprises with drug distribution license for the distribution activities. Upon the approval of the medical products administrative department under the State Council, a drug marketing authorization holder may transfer the drug marketing license and the transferee shall have the capability of quality management, risk prevention and control, and liability compensation to ensure the safety, effectiveness and quality controllability of drugs, and fulfill the obligations of the drug marketing license holder.
Human Cell Therapy
On March 20, 2003, the NMPA published the Technical Guidelines for Research on Human Cell Therapy and Quality Control of Preparations, which set some principles for the research of human cell therapy.
Pursuant to the DRR promulgated by the NMPA on July 10, 2007 and effective from October 1, 2007, human cell therapy and its products belong to biological products and the application for biological products shall be submitted as the process of new drug application.
On March 2, 2009, the MOH published the Management Measures for Clinical Application of Medical Technology, which came into effect on May 1, 2009 and prescribed that cell immunotherapy belongs to the Category 3 medical technology of which the clinical application shall be subject to the additional provisions of the MOH. In May 2009, the MOH published the First List of Category 3 Medical Technologies Allowed for Clinical Application (the Category 3 Medical Technologies) which prescribed cell immunotherapy technology as Category 3 medical technologies were allowed for clinical application, and was abolished by the Notice on the Relevant Work Concerning Cancellation of the Category Three of Medical Technology Entry Approval of Clinical Application on June 29, 2015. The Notice on the Relevant Work Concerning Cancellation of the Category Three of Medical Technology Entry Approval of Clinical Application also cancelled the approval of Category 3 medical technology clinical application.
On November 30, 2017, the CFDA promulgated the Notice of Guidelines for Acceptance and Examination of Drug Registration (Trial), the application of clinical trials of therapeutic biological products and the production and listing application of therapeutic biological products shall be subject to the provisions thereof. On December 18, 2017, the CFDA promulgated the Technical Guiding Principles for Research and Evaluation of Cell Therapy Products (Trial) to regulate and guide the research and evaluation of cell therapy products that are researched on, developed and registered as drugs.
Commercial Bribery
Pharmaceutical companies involved in a criminal investigation or administrative proceedings related to bribery are listed in the Adverse Records of Commercial Briberies by their respective provincial health and family planning administrative department. Pursuant to the Provisions on the Establishment of Adverse Records of

Commercial Briberies in the Medicine Purchase and Sales Industry which were promulgated by the NHFPC on December 25, 2013 and became effective on March 1, 2014, provincial health and family planning administrative departments formulate the implementing measures for establishment of Adverse Records of Commercial Briberies. Where a pharmaceutical company or its agent is listed in the Adverse Records of Commercial Briberies on one occasion, it will be prohibited from participating in the procurement bidding process or selling its products to public medical institutions located in the local provincial-level region for two years from the publication of the adverse records. Where a pharmaceutical company or its agent is listed in the Adverse Records of Commercial Briberies on two or more occasions within five years, it will be prohibited from participating in the procurement bidding process or selling its products to all public medical institutions in the PRC for two years from the publication of these adverse records.
Other PRC National- and Provincial-Level Laws and Regulations
We are subject to changing regulations under many other laws and regulations administered by governmental authorities at the national, provincial and municipal levels, some of which are or may become applicable to our business. For example, regulations control the confidentiality of patients’ medical information and the circumstances under which patient medical information may be released for inclusion in our databases or released by us to third parties. The privacy of human subjects in clinical trials is also protected under regulations. For example, the case report forms must avoid disclosing names of the human subjects.
These laws and regulations governing both the disclosure and the use of confidential patient medical information may become more restrictive in the future, including restrictions on transfer of healthcare data. The Cybersecurity Law that took effect in 2017 designates healthcare as a priority area that is part of critical information infrastructure, and China’s cyberspace administration is working to finalize a draft rule on cross-border transfer of personal information.
PRC Regulation of Foreign Investment
Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment (the Catalogue) which was promulgated and is amended from time to time by the MOFCOM and the NDRC. Pursuant to the latest Catalogue which came into effect in July 2018 with the latest amendment being effective as of July 2020 (the 2020 Catalogue) industries are divided into two categories: encouraged industries and the industries within the catalogue of special management measures (the Negative List). The Negative List is further divided into two sub-categories: restricted
industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.
On March 15, 2019, the NPC approved the Foreign Investment Law of the PRC (the Foreign Investment Law) which became effective on January 1, 2020 and replaced the PRC Equity Joint Venture Law, the PRC Cooperation Joint Venture Law and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investor”) within China. Under the Foreign Investment Law, “investment activities” include : (i) a foreign investor, individually or together with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or together with other investors, invests in a new construction project within China; and (iv) other types of investments as provided by the laws, regulations or the State Council of the PRC. The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List.

On December 26, 2019, the State Council of the PRC promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.
On December 30, 2019, the MOFCOM and the SAMR jointly promulgated Measures for Reporting of Foreign Investment Information, which became effective on January 1, 2020. Under this regulation, since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR.
Regulations Relating to Foreign Exchange
The PRC Foreign Exchange Administration Regulations promulgated by the State Council of the PRC on January 29, 1996, which was amended on January 14, 1997 and August 5, 2008, respectively, are the principal regulations governing foreign currency exchange in China. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (SAFE) by complying with certain procedural requirements. In contrast, approval from or registration with appropriate government authorities or designated banks is required when RMB is to be converted into a foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.
Under current regulations, the capital of a foreign-invested enterprise and capital in RMB obtained by the foreign-invested enterprise from foreign exchange settlement may not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities, unless otherwise provided by relevant laws and regulations; (iii) extending loans to non-related parties,
unless permitted by the scope of business; or (iv) paying the expenses related to the purchase of real estate that is not for self-use, except
for the real estate enterprises.
In 2017, new regulations were adopted which, among other things, relax the policy restriction on foreign exchange inflow to further enhance trade and investment facilitation and tighten genuineness and compliance verification of cross-border transactions and cross-border capital flows.
In 2019, SAFE promulgated SAFE Circular 28, which cancelled restrictions on domestic equity investments made with capital funds by non-investing foreign-funded
enterprises. If
a non-investing foreign-funded
enterprise makes domestic equity investment with capital funds obtained from foreign exchange settlement, the investee shall undergo registration formalities for accepting domestic reinvestment and open the “capital account—account for settled foreign exchange to be paid” to receive the corresponding funds according to relevant provisions.
SAFE Circular 37
In July 2014, SAFE promulgated SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.
Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (SPVs) are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any change of basic information or material events. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.
On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, which allows eligible enterprises to make domestic payments using their capital funds, foreign credits and the income under capital accounts of overseas listing, without providing evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The administering bank shall perform ex-post sampling
in accordance with the relevant requirements.
Regulations Relating to Outbound Direct Investment
On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, or NDRC Order No. 11, which took effect as of March 1, 2018. According to NDRC Order
No. 11, non-sensitive overseas
investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries
and regions
and non-sensitive industries
are subject to record-filing requirements with a local MOFCOM branch. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.
The Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment, which was promulgated in February 2015 and effective in June 2015 and further amended in December 2019, provides that PRC enterprises may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment.
Rest of World Regulation
For other countries outside of the United States and the PRC, the requirements governing the conduct of clinical trials, drug licensing, pricing and reimbursement vary from country to country. In all cases the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles having their origin in the Declaration of Helsinki.
Employees and Human Capital
As of December 31, 2021, we had 81 employees, 33 of whom hold Ph.D. and/or M.D. degrees. Of these 81 employees, 64 were engaged in research and development activities and 17 were engaged in business development, finance, information systems, facilities, human resources or administrative support. One of the employees was based in Shanghai, China while the other 80 resided in the United States. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of equity-based compensation awards in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

C.	Organizational structure.

Name	Place of Incorporation	Date of Incorporation
Ambrx Biopharma Inc.	Cayman Islands	May 2015

Biolaxy Pharmaceutical Hong Kong Limited	Hong Kong	February 2016

Ambrx Australia Pty Limited	Australia	March 2017

Ambrx, Inc.	Delaware	January 2003

Shanghai Ambrx Biopharma Company Limited	People’s Republic of China	July 2005
The following diagram illustrates our corporate structure following the Reorganization:

D.	Property, plants and equipment.
Our principal executive offices are currently located at 10975 North Torrey Pines Road, La Jolla, California 92037, where we lease an approximately 36,172 square foot facility. We believe that our current facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.
Item 4A. Unresolved Staff Comments
Not Applicable.

Item 5. Operating and Financial Review and Prospects
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth in Item 3.D.—Risk Factors” section of this Annual Report, our actual results could differ materially from the results described in or implied by these forward-looking statements. Please also see the section titled “Cautionary Statement Regarding Forward-Looking Statements.”
Our discussion and analysis below is focused on our financial condition and results of operations for the years ended December 31, 2021 and 2020, including year-over-year comparisons for these years. Discussion and analysis of our financial condition and results of operations for the year ended December 31, 2019, as well as the year-over-year comparisons for the years ended December 31, 2020 and 2019, is located in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Registration Statement on Form F-1 filed with the SEC on June 14, 2021, which specific discussion and analysis is incorporated herein by reference.

A.	Operating results.
Overview
We are a clinical-stage biologics company focused on discovering and developing a novel class of engineered precision biologics (EPBs), using our proprietary expanded genetic code technology platform that allows us to incorporate, in a site-specific manner, synthetic amino acids (SAAs) into proteins within living cells. Our product candidates are designed to overcome the inherent limitations of conventional conjugation approaches that use natural amino acids for non-site-specific conjugation, offering potential safety and efficacy benefits to treat patients across multiple therapeutic areas. We believe that our technology allows us to engineer a single optimized structure by designing the conjugation chemistries, selecting the precise number of amino acids and conjugation positions in the protein, and expanding the types of payloads that can be conjugated. Our precision engineering capabilities and the broad applicability of our expanded genetic code technology platform have the potential to enhance and enable the therapeutic functions of conventional biologics and bio-conjugates. Our SAA incorporation technology allows us to develop a wide array of product candidate modalities, such as antibody-drug conjugates (ADCs), bispecific antibodies, PEGylated peptides, modified cytokines and immuno-stimulating antibody conjugates (ISACs). Our most advanced internal product candidate is ARX788, an anti-HER2 ADC, currently being investigated in multiple clinical trials for the treatment of breast cancer, gastric/gastroesophageal junction (GEJ) cancer and other solid tumors, including ongoing Phase 2/3 clinical trials for the treatment of HER2-positive metastatic breast cancer and gastric cancer.
In May 2021, we completed a reorganization of our corporate structure. For additional information, see “Note 1 - Description of Business and Basis of Presentation” to our consolidated financial statements included elsewhere in this Annual Report and “Item 4. Information on the Company—A. History and development of the company” within this Annual Report.
In June 2021, we completed our IPO of 7,000,000 ADSs at an offering price of $18.00 per ADS (IPO Price). Proceeds from the IPO were approximately $113.2 million, net of underwriting discounts and commissions of $8.8 million and offering-related transaction costs, including direct legal, accounting and other professional fees incurred, of approximately $4.0 million.
In July 2021, the underwriters partially exercised their option to purchase 892,831 ADSs at the IPO price (the Overallotment Exercise). Proceeds from the Overallotment Exercise were approximately $14.9 million, net of underwriting discounts of $1.1 million.

Research and Development Agreements
For a summary of the key terms for certain of our collaborative research and development agreements (R&D Agreements), see “Item 4. Information on the Company—B. Business overview—Research and Development Agreements” within this Annual Report.
Components of Results of Operations
Revenue
To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales in the foreseeable future. We record revenue from R&D Agreements, including amounts related to upfront payments for license fees, reimbursements, milestones and other contingent payments and payments for research and development services. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop, obtain regulatory approval and commercialize our product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount, timing or whether we will be able to obtain product revenue.
Operating Expenses
Research and Development
Research and development expenses consist primarily of direct and indirect costs incurred in connection with the development of our technology platform, product candidates, discovery efforts and preclinical and clinical development of our product candidates, including our lead product candidate, ARX788.

Our direct costs include the following external costs:

•	expenses incurred under agreements with third parties, including CROs and other third parties conducting preclinical research and development activities and clinical trials on our behalf;

•
costs of developing and scaling our manufacturing process and manufacturing drug products for use in our preclinical studies and future clinical trials, including the costs of CMOs that will manufacture our clinical trial material for use in our preclinical studies and potential future clinical trials;

•	costs of outside consultants, including their fees and related travel expenses;

•	costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials; and

•	license payments for intellectual property used in research and development activities.
Our indirect costs include the following internal costs:

•	personnel costs, which include salaries, benefits, and other employee related costs, including share-based compensation, for personnel engaged in research and development functions, and

•
facility, depreciation, amortization and equipment related costs, which include depreciation and amortization costs and expenses for rent and maintenance of facilities and other operating costs if specifically, identifiable to research and development activities.

We expense research and development costs as incurred. Research and development activities are central to our business model.
In-licensing
fees and other costs to acquire technologies used in research and development that have not yet received regulatory approval and that are not expected to have an alternative future use are expensed when incurred. We track direct costs by stage of program, clinical or preclinical. However, we do not track indirect costs on a program specific or stage of program basis because these costs are deployed across multiple programs and, as such, are not separately classified.
We expect research and development expenses will continue to increase substantially for the foreseeable future and will comprise a larger percentage of our total expenses as we initiate and conduct multiple global pivotal trials for ARX788, conduct Phase 1 clinical trials for ARX517 and ARX305, and continue to discover and develop additional product candidates.
As of the date of this Annual Report, we cannot reasonably determine the timing of initiation, the duration or the completion costs of future clinical trials and preclinical studies of product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which product candidates and development programs to pursue and how much funding to direct to each product candidate or program on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and our ongoing assessments as to each product candidate’s commercial potential. We will need to raise substantial additional capital in the future. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We may never succeed in obtaining marketing approval for any product candidate.
Our future research and development costs may vary significantly based on a wide variety of factors, such as: the scope, rate of progress, expense and results of preclinical development activities, clinical trials of ARX788, ARX517 and ARX305, as well as of any future clinical trials of other product candidates, and other research and development activities we may conduct;

•	uncertainties in clinical trial design;

•	per patient trial costs;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the number of patients that participate in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the drop-out or discontinuation rates of patients, particularly in light of the continued COVID-19 pandemic environment;

•	the safety and efficacy profiles of our product candidates;

•	the timing receipt, and terms of any approvals from applicable regulatory authorities including the FDA and non-U.S. regulators;

•	maintaining a continued acceptable safety profile of our product candidates following approval, if any, of our product candidates;

•	significant and changing government regulation and regulatory guidance;

•
establishing clinical and commercial manufacturing capabilities or making arrangements with third-party manufacturers in order to ensure that we or our third-party manufacturers are able to make product successfully;

•	the impact of any business interruptions to our operations or to those of the third parties with whom we work, particularly considering the COVID-19 pandemic environment;

•	the expense of filing, prosecuting, defending, and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we establish additional strategic collaborations or other arrangements.
A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. For example, if the FDA or
non-U.S.
regulators were to require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a product candidate, or if we experience significant delays in our clinical trials due to slower than expected patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development.
The process of conducting the necessary preclinical and clinical research to obtain regulatory approval is costly and time-consuming. The actual probability of success for our product candidates may be affected by a variety of factors. We may never succeed in achieving regulatory approval for any of our product candidates. Further, several factors, including those outside of our control, could adversely impact the timing and duration of our product candidates’ development, which could increase our research and development expenses.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel costs, which include salaries and other related costs, including share-based compensation, for personnel in our executive, finance, business development, operations and administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters; professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses facilities-related costs, which include direct depreciation costs and expenses for rent and maintenance of facilities and other operating costs that are not specifically attributable to research activities.
Our general and administrative expenses are anticipated to increase in the future as we increase our personnel headcount to support our continued research activities and development of our product candidates and incur increased expenses associated with being a public company, including costs of accounting, audit, legal, regulatory and tax-related
services associated with maintaining compliance with the NYSE and SEC requirements; director and officer insurance costs; and investor and public relations costs.
Results of Operations
Results of Operations for the Years Ended December 31, 2021 and 2020
The following table summarizes our results of operations in for the periods presented (in thousands):

	For the Year Ended December 31,
	2021	2020	$ Change	% Change

Revenue	$7,455	$13,671	$(6,216)	(45.5%)
Operating expenses
Research and development	54,808	20,433	34,375	168.2%
General and administrative	17,071	6,353	10,718	168.7%

Total operating expenses	71,879	26,786

Loss from operations	(64,424)	(13,115)
Other expense, net
Interest income	—	27
Other, net	40	(4,750)
Change in fair value of redeemable noncontrolling interests	(3,903)	—

Total other expense, net	(3,863)	(4,723)	860	18.2%

Loss before provision for income taxes	(68,287)	(17,838)
Provision for income taxes	(1)	(1)	—	0.0%

Net loss	$(68,288)	$(17,839)	$(50,449)

Revenues
Our revenues for the years ended December 31 consisted of the following (in thousands):

	2021	2020	$ Change	% Change
License fees	$3,533	$10,992	$(7,459)	(67.9%)
Reimbursements	1,850	448	1,402	312.9%
Research and development services	2,072	2,231	(159)	(7.1%)

Total revenues	$7,455	$13,671	$(6,216)	(45.5%)

Revenues decreased overall by 45.5% or approximately $6.2 million, primarily due to decreases of (i) $7.5 million in license fees of which $6.9 million was attributable to services provided under our co-development
and license agreement with Sino Biopharma signed in 2020, including a cumulative catch-up
adjustment of $1.4 million for changes in total estimated effort to be incurred in the future to satisfy our performance obligations under the agreement and (ii) $0.2 million in research and development services performed due to satisfaction of our performance obligations under our contracts entered into during 2019. These decreases were partially offset by increases of $1.4 million in reimbursements recognized under our R&D Agreements due to increased level of effort provided under our R&D Agreements.
Research and Development Expenses
The following table summarizes our research and development expenses for the years ended December 31 (in thousands):

	2021	2020	$ Change	% Change
Direct costs:
Clinical programs	$21,912	$1,977	$19,935	1,008.3%
Preclinical programs	3,816	3,459	357	10.3%
Indirect costs:
Personnel and related costs	23,153	10,159	12,994	127.9%
Facility, depreciation, amortization and equipment related	5,926	4,838	1,088	22.5%

Total research and development expenses	$54,808	$20,433	$34,375	168.2%

Research and development expenses increased by 168.2%, or approximately $34.4 million, primarily due to an increase of (i) $19.9 million in our clinical programs spend primarily driven by our ARX788 clinical trials, related manufacturing and outside services, (ii) $13.0 million in personnel costs including $8.2 million share-based compensation expenses associated with accelerated vesting upon our IPO and $4.8 million higher personnel costs driven by headcount increases, (iii) $0.7 million in other R&D costs, (iv) a $0.5 million charge related to an intangible assets impairment associated with acquired technology and (v) $0.3 million in costs related to the advancement of new product candidates within our preclinical programs.
General and Administrative Expenses
General and administrative expenses increased by 168.7%, or $10.7 million, primarily due to increases of (i) $6.4 million in legal, audit, consulting services and insurance costs associated with our IPO and operating as a public company, (ii) $3.7 million in personnel costs including $2.6 million in share-based compensation expenses associated with accelerated vesting upon our IPO and (iii) $0.6 million in other general and administrative related costs.
Other Expense, net
Other expense, net decreased 18.2%, or $0.9 million. During 2021, other expense, net, was primarily related to a change in fair value associated with the reclassification of our redeemable noncontrolling interest to a liability prior to its settlement in the second quarter of 2021. There were no similar transactions in 2020. During 2020, other expense net, was primarily due to the recognition of $4.7 million in issuance costs attributable to the redesignation of our ordinary shares into Series A preferred shares and the sale by our majority shareholder of certain Series A preferred shares to new and existing investors in our private financing transaction. There were no similar transactions in 2021.

B.	Liquidity and capital resources.
Overview and Capital Requirements
As of December 31, 2021, we had cash and cash equivalents of $170.1 million. Based on our current operating plan, we believe our existing cash and cash equivalents will enable us to fund our operating expenses and capital requirements for at least the next 12 months from the date of this Annual Report.
Since inception, we have invested most of our resources in the development of our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing support for our operations. To date we have funded our operations through public and private placements of equity securities and upfront milestone payments. Through December 31, 2021, we raised aggregate gross proceeds of $401.6 million from private and public offerings, we had received an aggregate of $281.4 million in payments from our collaborators. Since our inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our losses have resulted from funding our research and development programs and general and administrative costs associated with our operations. We incurred net losses of $68.3 million, and $17.8 million for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, we had an accumulated deficit of $213.6 million and $145.6 million, respectively. Our operating activities used $44.6 million and $20.6 million of cash outflows during the years ended December 31, 2021 and 2020, respectively.
We have not achieved profitability since our inception and we expect to continue to incur net losses for the foreseeable future.
We expect to fund our long-term anticipated operating and capital expenditure requirements through public and private offerings of our ADSs and ordinary shares.
Capital Requirements
In December 2021, we extended our facility lease for an additional five years or through November 30, 2027. Under the terms of the lease, we are obligated to make aggregate lease payments of $16.7 million, excluding common area maintenance and other variable consideration due under the lease agreement. Estimated lease and variable considerations payments through December 31, 2022, are expected to be approximately $2.8 million.
As of December 31, 2021, we have the following potential purchase obligations for which the timing and/or likelihood of occurrence is unknown; however, if such claims arise in the future, they could have a material effect on our financial position, results of operations, and cash flows.

•
Under our license agreements and R&D Agreements, we have payment obligations, which are contingent upon future events such as our achievement of specified development, regulatory and commercial milestones and are required to make royalty payments in connection with the sales of products developed under those agreements. For additional details regarding these agreements, see the section titled “Business overview—Research and Development Agreements” and Note 6 –
Commitments and Contingencies
to our consolidated financial statements and related notes included elsewhere in this Annual Report.

•	Obligations under contracts which are cancelable without significant penalty.

•	Purchase orders issued in the ordinary course of business as they represent authorizations to purchase the items rather than binding agreements.

•
Contracts in the normal course of business with clinical supply manufactures and with vendors for preclinical studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and therefore are cancelable contracts and are not included in the table above.

Our future capital requirements will depend on many factors, including:

•	The scope, progress, results and costs of drug discovery, preclinical development, laboratory testing and clinical trials for our product candidates;

•	The costs, timing and outcome of regulatory review of our product candidates;

•	The costs of establishing or contracting for sales, marketing and distribution capabilities if we obtain regulatory approvals to market our product candidates;

•	The costs of securing and producing drug substance and drug product material for use in preclinical studies, clinical trials and for use as commercial supply;

•	The costs of securing manufacturing arrangements for development activities and commercial production;

•	The scope, prioritization and number of our research and development programs;

•	The extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

•	The extent to which we acquire or in-license other product candidates and technologies; and

•	The costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims.
Our future capital requirements will depend on many factors, and we could use our available capital resources sooner than we currently expect. If our planned clinical trials and preclinical studies are successful, or other product candidates enter clinical trials or advance beyond the discovery stage, we will need to raise substantial additional financing in the future to fund our operations. In order to meet these additional cash requirements, we may incur debt, out-license
certain intellectual property and seek to sell additional equity or convertible securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of equity or convertible securities, these securities could have rights or preferences senior to those of our ADSs and ordinary shares and any indebtedness could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all.
Cash Flows
The following table provides information regarding our cash flows for the years ended December 31 (in thousands):

	2021	2020	2019
Operating activities	$(44,640)	$(20,576)	$(2,765)
Investing activities	(3,206)	(252)	(48)
Financing activities	127,427	95,678	—
Effect of exchange rate changes on cash	47	165	(38)

Total	$79,628	$75,015	$(2,851)

Net cash used in operating activities
During the year ended December 31, 2021, operating activities used $44.6 million of cash, which was primarily attributable to our net loss of $68.3 million, including net loss attributable to our redeemable noncontrolling interests of $0.2 million, partially offset by noncash expenses of $20.0 million and cash provided by changes in our operating assets and liabilities of $3.6 million primarily related to the funding of our research and development activities, regulatory and other clinical trial costs for ARX788.
During the year ended December 31, 2020, operating activities used $20.6 million of cash, which was primarily attributable to our net loss of $17.8 million, including net loss attributable to our redeemable noncontrolling interests of $1.3 million, partially offset by noncash expenses of $4.6 million and cash provided by changes in our operating assets and liabilities of $7.4 million related to the funding of our research and development activities, regulatory and other clinical trial costs driven by our lead product candidate ARX788.
Net cash used in investing activities
During the year ended December 31, 2021, uses of cash from investing activities consisted of $2.0 million for the purchase of property and equipment to support our clinical trials and $1.3 million for the purchase of a license agreement related to acquired technology.
During the year ended December 31, 2020, cash used in investing activities consisted of purchases of property and equipment to support our clinical trials.
Net cash provided by financing activities
During the year ended December 31, 2021, we raised net cash proceeds of $148.7 million through the issuance of 76.4 million ordinary shares, including shares issued in our initial public offering (including the Overallotment Exercise), our restructuring and share-based compensation plans. These proceeds were partially offset by cash used of (i) $21.0 million to settle our redeemable noncontrolling interest and (ii) $0.3 million for settlement of Series B issuance costs in accounts payable and accrued liabilities as of December 31, 2020.
During the year ended December 31, 2020, we raised net cash proceeds of $95.7 million through the issuance of 57.6 million shares of Series B convertible preferred shares and $1.3 million in proceeds from a paycheck protection program loan, which we also repaid during 2020.
Critical Accounting Estimates
Critical Accounting Policies
Summarized below are our accounting policies that we believe are important to the portrayal of our financial results and also involve the need for management to make estimates about the effect of matters that are uncertain in nature. Actual results may differ from these estimates, judgments and assumptions. Certain accounting policies are particularly critical because of their significance to our reported financial results and the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by our management in preparing our financial statements. The following discussion should be read in conjunction with our consolidated financial statements and related notes, which are included in this Annual Report.
Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We have identified certain accounting policies that are significant to the preparation of our consolidated financial statements. These accounting policies are important for an understanding of our financial condition and results of operations.

There have been no material changes from the significant accounting policies shown below and set forth in Note 2 –
Summary of Significant Accounting Policies
to our consolidated financial statements and related notes included elsewhere in this Annual Report, which include:

•	the recoverability of long-lived assets;

•	estimating our clinical trial expenses;

•	periods over which revenue should be recognized; and

•	assumptions used in estimating the fair value of share-based compensation expense.
Critical accounting policies are those most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our consolidated financial statements.
Impairment of Long-Lived Assets (Property and Equipment, and Intangible Assets)
In accordance with the authoritative guidance for impairment or disposal of long-lived assets ASC 360,
Property, Plant and Equipment
, we assess potential impairments to our long-lived assets, including property, equipment and intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We recognize an impairment loss when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset’s carrying value. Any required impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations.
In accordance with ASC 350,
Intangibles–Goodwill and Other
, we test our acquired
in-process
research and development for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not the asset is impaired. ASC 350 provides an unconditional option to bypass a qualitative assessment and only perform a quantitative impairment test at any time. Impairment losses, if any, would be recognized for the amount for which the carrying value exceeds the fair value of the asset. This amount would be recorded as a reduction in the carrying value of the related asset and charged to results of operations.
Assumptions and estimates used in evaluating our definite-lived assets future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy, internal forecasts and clinical trial results. For example, if we experience a sustained decline in our market capitalization determined to be indicative of a reduction in fair value of our enterprise, we may be required to record future impairment charges for our acquired technology intangible assets with finite lives. Impairment charges could materially decrease our future net income and result in lower asset values on our balance sheet.
If our indefinite-lived assets require a quantitative assessment to be performed, the evaluation would include management’s estimates of cash flow projections based on internal future projections and/or use of a market approach by looking at market values of comparable companies. Key assumptions include, but are not limited to, future cash flows, operating margins, capital expenditures, terminal growth rates and discount rates. We also consider our market capitalization as a part of our analysis.
During the year ended December 31, 2021, we recorded an impairment charge of approximately $0.5 million of an acquired technology as the carrying value of the acquired technology exceed the estimated future cash flows. No material impairments of our long-lived assets were recorded by us during the year ended December 31, 2020.

Clinical Trial Accruals
As part of the process of preparing our financial statements, we are required to estimate expenses resulting from our obligations under contracts with vendors, CROs, CMOs and consultants and under clinical site agreements relating to conducting our clinical trials. The financial terms of these contracts vary and may result in payment flows that do not match the periods over which materials or services are provided under such contracts.
Our objective is to reflect the appropriate clinical trial expenses in our consolidated financial statements by recording those expenses in the period in which services are performed and efforts are expended. We account for these expenses according to the progress of the clinical trial as measured by patient progression and the timing of various aspects of the trial. We determine accrual estimates through financial models and discussions with applicable personnel and outside service providers as to the progress of clinical trials.
During a clinical trial, we adjust the clinical expense recognition if actual results differ from estimates. We make estimates of accrued expenses as of each balance sheet date based on the facts and circumstances known at that time. Our clinical trial accruals are partially dependent upon accurate reporting by CROs and other third-party vendors. Although we do not expect estimates to differ materially from actual amounts, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low for any reporting period. For the years ended December 31, 2021, 2020 and 2019 there were no material adjustments to our prior period estimates of accrued expenses for clinical trials.
Revenue
We apply the five-step revenue recognition model within the scope of ASC Topic 606,
Revenue from Contracts with Customers
. Under this model, we: (i) identify the contract, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when, or as, a company satisfies a performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service and is the unit of accounting in ASC Topic 606. A contract’s transaction price is allocated among each distinct performance obligation based on relative standalone selling price and recognized as revenue when, or as, the applicable performance obligation is satisfied.
The terms of our R&D Agreements include upfront and license fees, research, development and other funding or reimbursements, milestone and other contingent payments for the achievement of defined research and development objectives and certain preclinical, clinical, regulatory and sales-based events, as well as royalties on sales of commercialized products. Agreements with certain upfront payments may require deferral of revenue recognition to a future period until we perform the obligations under these agreements. We use the most likely amount method to estimate variable consideration for event-based milestones and other contingent payments. Given the high degree of uncertainty around the occurrence of such events, the event-based milestones and other contingent payments have been fully constrained until any uncertainty associated with these payments is resolved. Revenue from sales-based milestones and royalty payments is recognized at the later of when or as the sales occur or when the related performance obligation has been satisfied or partially satisfied. We continue to re-evaluate
the transaction price in each reporting period as contingencies are resolved and other changes in circumstances occur.
Revenue recognition is subject to uncertainty due to the variable consideration estimates required to be made. These estimates include the level of effort required to satisfy our obligations under our R&D services arrangements. These amounts are estimated at the inception of an R&D services arrangement and are re-evaluated at each reporting period. To accomplish this, we rely on management’s experience, relevant internal data reports and regulatory approvals. The recorded variable consideration is directly sensitive to the estimated inputs made by management used in the calculation. Changes in estimates are accounted for prospectively.
During the last half of 2021, we
re-evaluated
our level of effort expected to be incurred for one of our licensed preclinical candidates which resulted in a cumulative effect catch-up
adjustment to revenue, therefore reducing revenue

recognized by $1.4 million. Through June 30, 2021, we had not made any significant adjustments to our assumptions and have not recognized reversals of revenue. A hypothetical 10% increase/decrease in the estimated level of effort, under one of our R&D services arrangements, would have resulted in a decrease/increase of approximately $0.1 million in the cumulative catch-up
adjustment recognized during the quarter ended December 31, 2021.
Share-Based Compensation
We record share-based compensation expense in accordance with ASC 718,
Compensation—Stock Compensation
. We measure and recognize share-based compensation expense for all share-based awards, including share options and ESPP shares, based on estimated fair values recognized using the straight-line method over the requisite service period. The fair values of share options and ESPP shares are estimated on the grant date using the Black-Scholes (the BSM) option pricing model. This pricing model utilizes inputs which are highly subjective and generally require significant judgment. The calculation of share-based compensation expense requires us to make assumptions and judgments about the variables used in the BSM option pricing model, including:

•	Fair Value of Ordinary Shares —See the subsection titled “—Determination of Fair Value of Ordinary Shares Valuations” below.

•
Expected Term
— The expected term represents the time period options are expected to be outstanding. For plain vanilla options, as defined in the guidance, since we do not have sufficient historical experience for determining the expected term of the option awards granted, we determine the expected term assumption for share options using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period. For options issued out-of-the
money or
in-the-money,
we use the contractual term as the expected term of the options for the expected term assumption.

•
Risk-Free Interest Rate
—We base the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon
issues with a term equivalent to that of the expected term of the share-based awards.

•
Expected Volatility
—We determine the price volatility based on the historical volatilities of industry peers as we have no trading history for our ordinary shares. We intend to continue to consistently apply this process using the same or a similar peer group of public companies, until a sufficient amount of historical information regarding the volatility of the price of our ordinary shares becomes available, or unless circumstances change such that the identified peer companies are no longer similar, in which case other suitable peer companies whose ordinary shares prices are publicly available would be utilized in the calculation.

•
Dividend Yield
—The expected dividend assumption is based on our current expectations about our anticipated dividend policy. To date, we have not declared any dividends and, therefore, we used an expected dividend yield of zero.

See Note 10—
Share-Based Compensation
to our consolidated financial statements included elsewhere in this Annual Report for additional information concerning certain or the specific assumptions we use in applying the BSM option pricing model to determine the estimated fair value of our share-based awards granted during the years ended December 31, 2021 and 2020. Certain of such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our share-based compensation could be materially different.
We recorded share-based compensation expense of $11.9 million and $1.2 million for the year ended December 31, 2021 and 2020, respectively. As of December 31, 2021, there was $16.2 million of total unrecognized share-based compensation expense related to unvested share options, which we expect to recognize over a remaining weighted- average period of 3.2 years. As of December 31, 2021, we had unrecognized share-based compensation expense related to our ESPP of $0.5 million, which we expect to recognize over a remaining weighted-average period of 1.3 years. We expect to continue to grant share options and issue shares under our ESPP in the future, and to the extent that we do, our share-based compensation expensed recognized in future periods will likely increase.

The intrinsic value of all outstanding share options as of December 31, 2021 was $0.9 million, of which approximately $0.6 million was related to vested options.
Determination of Fair Value of Ordinary Shares
After our IPO, the fair value of our ordinary shares is based on the closing price of our ordinary shares as reported on the date of grant on the New York Stock Exchange. Future expense amounts for any particular period could be affected by changes in assumptions or market conditions.
Accordingly, we believe the policies set forth above are critical to fully understanding and evaluating our financial condition and results of operations. If actual results or events differ materially from the estimates, judgments and assumptions used by us in applying these policies, our reported financial condition and results of operations could be materially affected.
All other assumptions remaining the same, a hypothetical 10% increase/decrease in our estimated volatility would have resulted in an increase of $0.8 million/decrease of $1.3 million in share-based compensation expense for options issued during 2021. Alternatively, all other assumptions remaining the same, a hypothetical 10% increase/decrease in the expected term assumption would have resulted in an increase of $0.3 million/decrease of $0.7 million in share-based compensation expense of options issued during 2021. In both of the foregoing scenarios such increases/decreases would be recognized over the estimate requisite service period of approximately four years in most cases.
Recently Issued and Adopted Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2—
Summary of Significant Accounting Policies
, to our consolidated financial statements and related notes appearing elsewhere in this Annual Report.

C.	Research and development, patents and licenses, etc.
Full details of our research and development activities and expenditures are given in “Item 4. Information on the Company – B. Business Overview” and “Item 5.A. Operating Results” within this Annual Report.

D.	Trend information.
See “Item 5.A. Operating Results” and “Item 5.B. Liquidity and Capital Resources” within this Annual Report.

E.	Critical accounting estimates.
See the section titled “Item 5.B. Liquidity and Capital Resources” within this Annual Report.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.
The following table sets forth information regarding our executive officers and directors, including their ages, as of March 31, 2022.

Name	Age	Position(s)
Executive Officers:
Feng Tian, Ph.D.	54	President, Chief Executive Officer and Chairman of the Board of Directors
Sonja Nelson	49	Chief Financial Officer

Non-Employee Directors:
Xiao Le	33	Director
Xiaowei Chang, C.F.A.	39	Director
Paul Maier (1)(2)	74	Director
Katrin Rupalla, Ph.D. (2)(3)	54	Director
Olivia C. Ware, M.B.A. (1)(2)(3)	65	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee
Executive Officers
Feng Tian, Ph.D.,
has served on our board of directors and as our Chief Executive Officer and President since July 2018, including as Chairman of the board of directors since November 2020. He has held positions of increasing responsibility since joining us in 2004. Previously, as our Chief Scientific Officer from 2015 to 2018, Dr. Tian oversaw our research and development. Prior to joining us, Dr. Tian conducted his post-doctoral studies at The Scripps Research Institute in Professor Peter G. Schultz’s group, where his work involved catalytic antibodies, non-natural amino
acid incorporation, and biosensors. Dr. Tian received his Ph.D. in Chemistry from the University of Florida, with a dissertation in the field of Physical Organic Chemistry, under the supervision of Professor William R. Dolbier, Jr. He received his B.S. in Chemistry from Peking University. Dr. Tian is a co-founder of
LuxVitae Therapeutics Inc.
Sonja Nelson
 has served as our Chief Financial Officer since June 2021. Ms. Nelson served as Senior Vice President, Finance at Immunity Bio, Inc. (ImmunityBio) from March 2021 to June 2021. From June 2018 to March 2021, Ms. Nelson served as Chief Financial Officer at NantKwest, Inc. (NantKwest), a public biotechnology company (NantKwest and ImmunityBio completed a merger in March 2021). Ms. Nelson previously served as NantKwest’s Chief Accounting Officer from May 2016 to June 2018 and as its VP/Corporate Controller from November 2015 to May 2016. Prior to joining NantKwest, Ms. Nelson was Vice President and Corporate Controller at AltheaDx, Inc., a private molecular diagnostics company, from July 2014 through October 2015. Previously, Ms. Nelson was Senior Director and Controller at Cadence Pharmaceuticals, Inc., a public pharmaceuticals company, (acquired by Mallinckrodt plc) from May 2012 through June 2014. Prior to that, Ms. Nelson was Director, General Accounting at Cricket Communications, Inc., a wireless services provider, (acquired by AT&T, Inc.) from September 2008 through May 2012. Ms. Nelson began her career with KPMG LLP, holds a B.A. in business administration with specialization in taxation and auditing from the University of Applied Sciences in Pforzheim, Germany, and is a Certified Public Accountant.
Non-Employee Directors
Xiaowei Chang, C.F.A.
, has served on our board of directors since June 2015. Mr. Chang has over 15 years of experience in the healthcare industry. Mr. Chang has served as a Managing Director of the Healthcare investment team at HOPU Investments (HOPU) since 2014, where he plays an integral role in building HOPU’s healthcare ecosystem, deal sourcing and execution. Prior to HOPU, Mr. Chang was a senior associate at China International Capital Corporation Private Equity (CICC), a leading China-based private equity firm from 2011 to 2014. Prior to CICC, Mr. Chang worked for Roland Berger Strategy Consultants as a team leader from 2007 to 2011. Mr. Chang graduated from Tsinghua University with a B.S. and a M.S. in Electrical Engineering. He is a C.F.A. charter holder.
Xiao Le
 has served on our board of directors since November 2020. Mr. Le is currently a director of Corporate Development and Investment at WuXi Apptec (WuXi), where he joined in 2019. Prior to WuXi, Mr. Le served at 6 Dimensions Capital (previously named Frontline BioVentures), an investment company, as an investment professional since 2014. Mr. Le holds a B.S. in chemical and biomolecular engineering from Johns Hopkins University, and a masters of finance from the Massachusetts Institute of Technology.
Paul Maier
has served on our board of directors since February 2022. He is a seasoned executive with extensive senior operational, international, and financial management experience, including 25 years in rapid growth pharmaceutical and biotechnology companies. Mr. Maier was Chief Financial Officer of Sequenom, Inc., from 2009 until 2014. Prior to Sequenom, he spent 15 years at Ligand Pharmaceuticals where he served as the Senior Vice President, Chief Financial Officer. Early in his career, Mr. Maier held various financial executive roles at companies such as DFS West and ICN Pharmaceuticals, Inc., and several other private companies. Mr. Maier currently serves on the Board of Directors for Small Pharma Inc., 4D Pharma PLC, Eton Pharmaceuticals, and International Stem Cell Corporation. Mr. Maier received his B.S. in Business Logistics from Pennsylvania State University and received his M.B.A. from Harvard Graduate School of Business.
Katrin Rupalla, Ph.D.
, has served on our board of directors since in April 2021. Dr. Rupalla has more than 25 years’ experience in the pharmaceutical industry at a global scale serving the United States, Europe and China. Since December 2021, Dr. Rupalla has served as Chief Executive Officer of Ymmunobio AG, a Swiss preclinical stage biotech company. She previously served as the Senior Vice President, Global Regulatory Strategy, Research and Development Quality and Medical Information at Lundbeck from October 2019 to November 2021. Prior to that, Dr. Rupalla served as Vice President, Head of Oncology Global Regulatory Sciences from April 2018 to September 2019, Vice President, China Head of Research and Development from June 2016 to September 2018, and Vice President, EU Regulatory Sciences from 2012 to 2015 at Bristol-Myers Squibb. Dr. Rupalla has served on the board of 4D Pharma plc, a public biotherapeutic company, since September 2020, and on the board of iQure Pharma, a private biotech company, since June 2020. Dr. Rupalla holds a M.Sc. in Pharmacy and a Ph.D. in CNS Pharmacology from the Philipps-University Marburg and an M.B.A. in Project Management from Jones International University.
Olivia C. Ware, M.B.A.
, has served on our board of directors since April 2021. Ms. Ware has more than 20 years of experience in pharmaceutical drug development, commercialization and healthcare management. Ms. Ware has served as a director at Revance Therapeutics, Inc. since March 2021. From November 2019 to March 2021, Ms. Ware served as the Senior Vice President, BTK Franchise Head at Principia Biopharma Inc., which was acquired by Sanofi S.A. in 2020, where she was responsible for developing overall portfolio strategy for the company’s three BTKi molecules. From August 2018 to November 2019, Ms. Ware served as Senior Vice President, U.S. Market and Franchise Development at Proteus Digital Health, Inc. From January 2010 to August 2018, Ms. Ware worked in a number of public and private biopharma firms as a private consultant. From January 2016 to September 2016, Ms. Ware was the Chief Commercial Officer at CytRx, Inc. From 1997 to 2010, Ms. Ware worked at Genentech, Inc. in a variety of roles of increasing responsibility in commercial, team leadership and product development. During her time at Genentech, Ms. Ware played a key role in the launch of several commercial drug products, including Rituxan, Herceptin Avastin and Lucentis, and as Head of Oncology Team Leadership was responsible for molecule, disease and platform strategic plans and oncology portfolio management. Ms. Ware holds an A.B. in Psychology from Davidson College and an M.B.A. in Finance and Marketing from the University of North Carolina at Chapel Hill.

Family Relationships
There are no family relationships among any of our executive officers or directors.
Selection Arrangements
There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of our executive officers or directors was selected to such role with us.

B.	Compensation.
Compensation of Executive Officers and Directors
For the year ended December 31, 2021, the aggregate compensation accrued or paid to the members of our executive officers for services in all capacities was approximately $980,100. For information related to options issued to executive officers during 2021, see “—Equity Awards—Grants of Share Options to Executive Officers” below.
For the year ended December 31, 2021, the aggregate compensation accrued or paid to our non-employee
directors was approximately $190,000. For information related to options issued to non-employee
directors during 2021 see “—Equity Awards—Grants of Share Options to
Non-Employee
Directors” below. For additional information related to compensation paid to non-employee
directors, see “—Director Compensation Policy” below.
We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.
Equity Awards
In June 2021, our Board of Directors (the “Board”) approved the 2021 Plan. The 2021 Plan, among other things, provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. For more information on the 2021 Plan, see the discussion below under “—Compensation Plans and Employee Share Purchase Plan—2021 Equity Incentive Plan.”
In June 2016, our Board approved the Amended and Restated Share Incentive Plan (the Share Incentive Plan). The Share Incentive Plan, among other things, provides for the grant of options, restricted share awards, restricted share units and other share or cash based awards to our employees, consultants or directors. For more information on the Share Incentive Plan, see the discussion below under “—Compensation Plans and Employee Share Purchase Plan —Share Incentive Plan.”
Grants of Share Options to Executive Officers
The following table summarizes, as of the date of this Annual Report, outstanding share options to purchase ordinary shares granted to our executive officers.

Name	Grant Date	Number of Ordinary Shares Underlying Stock Option	Number of Equivalent ADSs Underlying Stock Option	Equivalent Exercise Price per ADS	Stock Option Expiration Date
Feng Tian, Ph.D.	6/3/2016	1,337,170	191,024	$1.316	6/3/2026
	8/2/2019	4,217,003	602,428	$1.316	8/2/2029
	12/27/2020	1,405,668	200,809	$1.22	12/27/2030
	12/27/2020	7,384,607	1,054,943	$1.22	12/27/2030
Sonja Nelson	9/2/2021	2,574,596	367,799	$2.56	9/1/2031

Grants of Share Options to
Non-Employee
Directors
The following table summarizes, as of the date of this Annual Report, outstanding share options to purchase ordinary shares granted to our non-employee
directors for service on our board of directors.

Name	Grant Date	Number of Ordinary Shares Underlying Stock Option (2)	Number of Equivalent ADSs Underlying Stock Option	Equivalent Exercise Price per Share	Stock Option Expiration Date
Chris Nolet (1)	1/06/2021	50,000	7,142	$1.22	1/6/2031
	3/17/2021	200,000	28,571	$1.28	3/17/2031
Katrin Rupalla	4/29/2021	200,000	28,571	$1.83	4/29/2031
Olivia C. Ware	4/29/2021	200,000	28,571	$1.83	4/29/2031

(1)	Mr. Nolet resigned from our Board on November 16, 2021. In connection with his resignation, his options to purchase ordinary shares were cancelled.
(2)	Granted under our Share Incentive Plan.
Employment Agreements with Executive Officers
We have entered into employment agreements with each of our executive officers. These agreements provide for base salaries and incentive compensation, and each component reflects the scope of each executive officer’s anticipated responsibilities and the individual experience they bring to the company. In addition, each of our executive officers has executed a form of our standard intellectual property rights assignment, non-competition
and confidentiality agreement.
Indemnification Agreements
We have entered into indemnification agreements with each of our directors and executive officers . Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company as further described under the subsection of this report titled “Differences in Corporate Law.”
Director Compensation Policy
Our board of directors adopted a
non-employee
director compensation policy in June 2021 that became effective in connection with our initial public offering and will be applicable to all of our non-employee
directors. This compensation policy provides that each such
non-employee
director will receive the following compensation for service on our board of directors:

•	an annual cash retainer of $40,000;

•
an additional annual cash retainer of $7,500, $5,000 and $4,000 for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•
an additional annual cash retainer of $15,000, $10,000 and $8,000 for service as chairman of the audit committee, chairman of the compensation committee and chairman of the nominating and corporate governance committee, respectively (in lieu of the committee member retainer above);

•	an initial share option grant to purchase 210,000 ordinary shares, vesting in 36 equal monthly installments; and

•
an annual share option grant to purchase 105,000 ordinary shares, vesting on the earlier of (i) the one year anniversary of the date of grant and (ii) the day before the next annual meeting; provided that if an eligible director is elected or appointed for the first time between annual meetings, then the eligible director will be granted a prorated share option grant.
Each of the option grants described above will be granted under our 2021 Plan, the terms of which are described in more detail below under “—Compensation Plans and Employee Share Purchase Plan—2021 Equity Incentive Plan.” Each such option grant will vest and become exercisable subject to the director’s continuous service with us, provided that each option will vest in full upon a change in control (as defined in the 2021 Plan). The term of each option will be 10 years, subject to earlier termination as provided in the 2021 Plan, provided that upon a termination of service other than for death, Disability or Cause (as each such term is defined in the 2021 Plan), the post-termination exercise period will be three months from the date of termination.
Compensation Plans and Employee Share Purchase Plan
Share Incentive Plan
Our board of directors and shareholders approved our Share Incentive Plan in June 2016, as amended and restated in August 2019, and as further amended in February 2021, under which we may grant options, restricted share awards, restricted share units, and other share or cash-based awards to eligible participants (collectively, awards). As of December 31, 2021, there were 21,644,721 ordinary shares remaining available for the future grant of awards under our Share Incentive Plan. As of December 31, 2021, there were outstanding options covering a total of 34,200,976 ordinary shares which were granted under our Share Incentive Plan. The material terms of the Share Incentive Plan are set forth below.
Awards
. The Share Incentive Plan provides for the grant of options, which for participants in the United States is represented by the grant of incentive options and non-qualified options.
Incentive options may be granted only to our employees and to employees of our subsidiaries and are intended to qualify for favorable tax treatment under United States federal tax laws. All other awards may be granted to our employees, consultants or directors, subject to applicable law.
Authorized Shares
. Subject to certain equity restructuring events, the aggregate number of ordinary shares that may be issued or transferred pursuant to awards under the Share Incentive Plan will not exceed 44,094,909 ordinary shares. The maximum number of ordinary shares that may be issued pursuant to the exercise of incentive options under our Share Incentive Plan is 44,094,909 ordinary shares.
Ordinary shares subject to awards granted under our Share Incentive Plan that expire, lapse or are terminated, surrendered or cancelled without being exercised in full or that are forfeited back, in whole or part, will revert to and again become available for issuance under the Share Incentive Plan. This includes ordinary shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award.
Administration.
 Our board of directors, or a duly authorized committee of our board of directors, administers and interprets our Share Incentive Plan, and has the power to, among other things, designate eligible individuals to receive awards, determine the type and number of such awards, determine the terms and conditions of such awards (including the exercise price and vesting schedule), and to adopt rules for the administration of the Share Incentive Plan that are not inconsistent with the terms of our Share Incentive Plan and awards granted thereunder. To the extent administration is delegated to a committee of our board of directors, and with regards to awards granted to directors, then the full board of directors will conduct the general administration of the Share Incentive Plan.
Options.
 Both incentive options
or non-qualified options
may be granted pursuant to award agreements under the Share Incentive Plan. The exercise price of options granted under the Share Incentive Plan is determined by the administrator but may not be less than the fair market value (as defined in the Share Incentive Plan) of a share on the date of grant. Subject to the provisions of the Share Incentive Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable.
Tax Limitations on Incentive Options
. The aggregate fair market value, determined at the time of grant, of all ordinary shares with respect to incentive options that are exercisable for the first time by an option holder during any calendar year under all of our share incentive plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as non-qualified options.
No incentive options may be granted to any person who, at the time of the grant, owns or is deemed to own share capital possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the shares subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.
Restricted Shares
. The administrator is authorized to grant restricted ordinary shares and determine the amount of, and terms and conditions of such restricted ordinary shares, including vesting and applicable restrictions. Restricted ordinary shares may be awarded in consideration for any form of legal consideration that is acceptable to the administrator. If a participant’s service relationship with us ends for any reason, and if no price was paid by such participant for the restricted ordinary shares, we may receive any or all of the ordinary shares held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right
.
Restricted Share Units.
 The administrator is authorized to grant restricted share units to certain eligible individuals and may determine the terms and conditions of such restricted share units. Restricted share units may be granted in consideration for any form of legal consideration that may be acceptable to the administrator. A restricted share unit may be settled in a form of payment as established by the administrator and permitted by applicable law. Additionally, dividend equivalents may be credited in respect of ordinary shares covered by a restricted share unit. Except as otherwise provided in the applicable award agreement, restricted share units that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Changes to Capital Structure.
 In the event there is a specified type of change in our capital structure that affects our ordinary shares or the share price, such as a share subdivision, or a combination or exchange of ordinary shares, appropriate adjustments will be made to the number and type of ordinary shares that may be issued under the Share Incentive Plan, and the terms and conditions of any outstanding awards, including the number and type of security subject to such outstanding awards.
Corporate Transaction.
 Our Share Incentive Plan provides that in the event of a corporate transaction, unless otherwise provided in an award agreement or other written agreement between us and the participant, the administrator may take one or more of the following actions with respect to such awards:

•
arrange for the assumption of an award by the surviving or acquiring entity, the replacement of an award with a comparable award of the surviving or acquiring entity, or replaced by the surviving or acquiring entity by a cash incentive program;

•
arrange for outstanding awards to terminate at a specific time in the future and give each effected participant the right to exercise such awards during a period of time as determined by the administrator;

•
provide for the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award or realization of the participant’s rights had such award been currently exercisable or payable or fully vested; or

•	arrange for the replacement of awards with other rights or property as selected by the administrator in their sole discretion.

The administrator is not obligated to treat all awards in the same manner and is not obligated to treat all participants in the same manner.
Notwithstanding the foregoing, pursuant to the Share Incentive Plan, in the event that any surviving or acquiring corporation in a corporate transaction does not assume or replace any or all such outstanding awards or substitute similar awards or cash payment rights for such outstanding awards, then such awards will become fully exercisable and all forfeiture restrictions on such awards shall lapse.
Under the Share Incentive Plan, a corporate transaction is generally defined as the consummation, in a single transaction or in a series of related transactions, of: (i) an amalgamation, arrangement or consolidation in which we are not the surviving entity, except for a transaction in which, following such transaction, our shareholders directly or indirectly own fifty percent or more of the surviving entity, (ii) the sale or disposition of at least fifty percent of our outstanding securities through a tender or exchange offer made directly to our shareholders, (iii) a sale, transfer or other disposition of all or substantially all of our assets, (iv) the completion of a voluntary or insolvent liquidation or dissolution of our company, (v) a merger, consolidation or similar transaction where we do survive the transaction but (a) the ordinary shares outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, (b) our shareholders do not hold fifty percent or more of our voting securities immediately following such transaction, or (c) we issue new voting securities in connection with such transaction such that our shareholders no longer hold more than fifty percent of the voting securities of our company, or (vi) acquisition of beneficial ownership of more than fifty percent of the total combined voting power of our outstanding securities.
Plan Amendment or Termination.
 Subject to NYSE listing rules applicable to our company and certain amendments requiring approval of our shareholders, the administrator may amend the Share Incentive Plan at any time. The Share Incentive Plan will terminate on August 1, 2029 and may be terminated prior to that date by the administrator.
2021 Equity Incentive Plan
Our board of directors adopted, and our shareholders approved, our 2021 Equity Incentive Plan (the 2021 Plan) in June 2021. Our 2021 Plan provides for the grant of incentive share options (ISOs) to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory share options (NSOs), share appreciation rights, restricted share awards, restricted share unit awards, performance awards and other forms of share awards to employees, directors, and consultants, including employees and consultants of our affiliates. Our 2021 Plan is a successor to and continuation of our Share Incentive Plan and became effective in connection with our initial public offering.
Authorized Shares
. Initially, the maximum number of ordinary shares that may be issued under our 2021 Plan after it became effective was 56,094,909 shares. In addition, the number of ordinary shares reserved for issuance under our 2021 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2022 through January 1, 2031, in an amount equal to 5% of the total number of shares of our share capital outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. Pursuant to this provision, an additional 13,506,027 ordinary shares were reserved for issuance under our 2021 Plan as of January 1, 2022. The maximum number of ordinary shares that may be issued on the exercise of incentive share options under our 2021 Plan is 200,000,000.
Shares subject to share awards granted under our 2021 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2021 Plan. Additionally, shares become available for future grant under our 2021 Plan if they were issued under share awards under our 2021 Plan if we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a share award or to satisfy the tax withholding obligations related to a share award.

Plan Administration
. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2021 Plan. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified share awards and (ii) determine the number of shares subject to such share awards. Under our 2021 Plan, our board of directors has the authority to determine and amend the terms of awards and underlying agreements, including:

•	recipients;

•	the exercise, purchase or strike price of share awards, if any; the number of shares subject to each share award;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable on exercise or settlement of the award.

•	Under the 2021 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise, purchase, or strike price of any outstanding award;

•	the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.
Options.
 ISOs and NSOs are granted under share option agreements adopted by the plan administrator. The plan administrator determines the exercise price for options, within the terms and conditions of the 2021 Plan, provided that the exercise price of an option generally cannot be less than 100% of the fair market value of our ordinary shares on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the share option agreement as determined by the plan administrator.
Tax Limitations on ISOs
. The aggregate fair market value, determined at the time of grant, of our ordinary shares with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our share incentive plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the shares subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.
Restricted Share Unit Awards.
 Restricted share units are granted under restricted share unit award agreements adopted by the plan administrator. Restricted share units may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted share unit may be settled by cash, delivery of shares, a combination of cash and shares as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted share unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted share unit. Except as otherwise provided in the applicable award agreement, restricted share units that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Restricted Share Awards.
 Restricted share awards are granted under restricted share award agreements adopted by the plan administrator. A restricted share award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted share awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the ordinary shares by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Share Appreciation Rights.
 Share appreciation rights are granted under share appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a share appreciation right, which generally cannot be less than 100% of the fair market value of our ordinary shares on the date of grant. A share appreciation right granted under the 2021 Plan vests at the rate specified in the share appreciation right agreement as determined by the plan administrator.
Performance Awards.
 The 2021 Plan permits the grant of performance-based share and cash awards. The plan administrator may structure awards so that the shares, cash, or other property will be issued or paid only following the achievement of certain pre-established performance
goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any measure of performance selected by the plan administrator. The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding ordinary shares by reason of any share dividend or split, share repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination
or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; (9) to exclude the effects of share based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the FDA or any other regulatory body. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.
Other Share Awards.
 The plan administrator may grant other awards based in whole or in part by reference to our ordinary shares. The plan administrator will set the number of shares under the share award and all other terms and conditions of such awards.
Non-Employee
 Director Compensation Limit
. The aggregate value of all compensation granted or paid to any non-employee director
with respect to any calendar year, including share awards granted and cash fees paid by us to such non-employee director,
will not exceed $750,000 in total value, or in the event such non-employee
director is first appointed or elected to the board during such annual period, $1,000,000 in total value (in each case, calculating the value of any such share awards based on the grant date fair value of such share awards for financial reporting purposes).
Changes to Capital Structure.
 In the event there is a specified type of change in our capital structure, such as a share split, reverse share split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2021 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of incentive share options, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding share awards.

Corporate Transactions.
 The following applies to share awards under the 2021 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s share award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.
In the event of a corporate transaction, any share awards outstanding under the 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the share award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such share awards, then with respect to any such share awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such share awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such share awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by us with respect to such share awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such share awards, then with respect to any such share awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by us with respect to such share awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all share awards or portions of share awards in the same manner and is not obligated to take the same actions with respect to all participants.
In the event a share award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such share award may not exercise such share award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the share award over (ii) any exercise price payable by such holder in connection with such exercise.
Change in Control.
 In the event of a change in control, as defined under our 2021 Plan, awards granted under our 2021 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.
Under our 2021 Plan, a corporate transaction is defined to include: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the ordinary shares outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder. Under the 2021 Plan, a change in control is defined to include (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding shares; (2) a merger, consolidation or similar transaction in which our shareholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (3) the approval by the shareholders or the board of directors of a plan of complete dissolution or liquidation of the company, or the occurrence of a complete dissolution or liquidation of the company, except for a liquidation into a parent corporation; (4) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our shareholders; and (5) an unapproved change in the majority of the board of directors.
Transferability.
 A participant may not transfer share awards under our 2021 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2021 Plan.

Plan Amendment or Termination.
 Our board of directors has the authority to amend, suspend, or terminate our 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our shareholders. No incentive share options may be granted after the tenth anniversary of the date our board of directors adopted our 2021 Plan. No share awards may be granted under our 2021 Plan while it is suspended or after it is terminated.
2021 Employee Share Purchase Plan
Our board of directors adopted, and our shareholders approved, our 2021 Employee Share Purchase Plan (ESPP) in June 2021. The ESPP became effective in connection with our initial public offering. The purpose of the ESPP is to secure and retain the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees.
Share Reserve.
 Initially, the ESPP authorized the issuance of 3,000,000 ordinary shares under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of ordinary shares reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2022 through January 1, 2031, by the lesser of (i) 1% of the total number of shares of our ordinary shares outstanding on the last day of the calendar month before the date of the automatic increase; and (ii) 5,187,625 shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). Pursuant to this provision, an additional 2,701,205 ordinary shares were reserved for issuance under our the ESPP as of January 1, 2022.
Administration.
 Our board of directors, or a duly authorized committee thereof, will administer our ESPP. Our board of directors may delegate concurrent authority to administer the ESPP to our compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase ordinary shares on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which ordinary shares will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.
Payroll Deductions.
 Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our ordinary shares under the ESPP. Unless otherwise determined by our board of directors, ordinary shares will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of an ordinary share on the first date of an offering; or (ii) 85% of the fair market value of an ordinary share on the date of purchase.
Limitations
. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year; or (ii) continuous employment with us or one of our affiliates for a minimum period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our ordinary shares based on the fair market value per share of our ordinary shares at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding share capital measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure.
 In the event that there occurs a change in our capital structure through such actions as a share split, merger, consolidation, reorganization, recapitalization, reincorporation, share dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (i) the number of shares reserved under the ESPP; (ii) the maximum number of shares by which the share reserve may increase automatically each year; (iii) the number of shares and purchase price of all outstanding purchase rights; and (iv) the number of shares that are subject to purchase limits under ongoing offerings.
Corporate Transactions.
 In the event of certain significant corporate transactions, including: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the ordinary shares outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our shares under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our ordinary shares within ten business days before such corporate transaction, and such purchase rights will terminate immediately.
ESPP
 Amendment or Termination
. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain shareholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

C.	Board practices.
Composition of our Board of Directors
Our board of directors consists of six directors. A director is not required to hold any securities in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he or she is interested, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that (i) such director has declared the nature of his or her interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he or she knows his or her interest then exists, or in any other case at the first meeting of the board after he or she knows that he or she is or has become so interested, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-employee directors
has a service contract with us that provides for benefits upon termination of service. Our board of directors has undertaken a review of the independence of our directors. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Paul Maier, Katrin Rupalla and Olivia C. Ware representing three of our six directors, are independent, as that term is defined under current rules and regulations of the SEC and the NYSE. In making such determination, our board of directors considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out their responsibilities.

Duties of Directors
Under Cayman Islands law, our directors have a fiduciary duty to act honestly and in good faith with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles. A shareholder has the right to seek damages if a duty owed by our directors is breached.
The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	selecting and removing senior management;

•	providing employee benefits and pensions;

•	managing our company’s finance and bank accounts;

•	evaluating the performance and determining the compensation level of chief executive officer;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholders meetings or under our Articles.
Terms of Directors and Executive Officers
Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, (iv) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated, or (v) by reason of an order made under any provisions of any law or enactment. Our officers are elected by and serve at the discretion of the board of directors.
Our Articles provide that our directors shall be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. The Class I directors consist of Xiao Le and Xiaowei Chang. The Class II directors consist of Katrin Rupalla and Olivia C. Ware. The Class III directors consist of Feng Tian, Ph.D. and Paul Maier. The Class I directors shall stand appointed for a term expiring at our first annual general meeting after the adoption of our Articles (which were adopted at the IPO), the Class II directors shall stand appointed for a term expiring at our second annual general meeting after the adoption of our Articles, and the Class III directors shall stand appointed for a term expiring at our third annual general meeting after the adoption of our Articles. Commencing at our first annual general meeting after the adoption of our Articles, and at each annual general meeting thereafter, directors appointed to succeed those directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. Except as the Companies Act or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in our Articles), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A director appointed to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.
Committees of our Board of Directors
Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee.
Audit Committee
Our audit committee consists of Mr. Maier and Ms. Ware. Mr. Maier is the chairperson of our audit committee. Mr. Maier also satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of Mr. Maier and Ms. Ware are independent directors under the applicable NYSE listing rules and under Rule 10A-3 of
the Exchange Act.
The audit committee will oversee our accounting and financial reporting processes and the audits of our consolidated financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•
annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	review responsibilities, budget, compensation and staffing of our internal audit function;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited consolidated financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our consolidated financial statements;

•	discussing policies with respect to risk assessment and risk management with management and internal auditors;

•
timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company and all other material written communications between the independent auditor and management;

•
establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately, periodically, with management, internal auditors and the independent auditor.
Compensation Committee
Our compensation committee consists of Ms. Ware, Ms. Rupalla, and Mr. Maier. Ms. Ware is the chairperson of our compensation committee. Our board of directors has determined that the composition of our compensation committee satisfies the applicable independence requirements under, and the functioning of our compensation committee complies with the applicable requirements of, the NYSE listing rules and SEC rules and regulations.
Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and chief executive officer and determining the compensation of relevant senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•
reviewing and approving performance targets and objectives for other executive officers and relevant senior management and determining the compensation and other terms of employment of these other executive officers and senior management;

•	appointing, selecting, retaining and terminating any compensation consultants;

•	administering our equity-based compensation plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Ms. Rupalla and Ms. Ware. Ms. Rupalla is the chairperson of our nominating and corporate governance committee. Our board of directors has determined that the composition of our nominating and corporate governance committee satisfies the applicable independence requirements under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, the NYSE listing rules and SEC rules and regulations.
The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to our board of directors nominees for election by the shareholders or appointment by the board;

•
reviewing periodically the performance of our board of directors and the current composition of our board of directors and each committee with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	reviewing periodically the processes and procedures that we use to provide information to our board of directors and its committees and recommending improvements as appropriate.

•
reviewing periodically with our chief executive officer the plans for succession to the officers of our company’s chief executive officer and other key executives and making recommendations to our board of directors with respect to the selection of appropriate individuals to succeed these positions; and

•
advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies. Our Code of Business Conduct is applicable to both our directors and employees. For a detailed description of our Code of Business Conduct and Ethics, see Item 16.B—Code of Ethics.
Other Corporate Governance Matters
The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NYSE rules provide that foreign private issuers may follow home country practice in lieu of the NYSE corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.
Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

D.	Employees.
As of December 31, 2021, we had 81 full-time employees. By geography, 80 of our employees are located in the United States. The following table summarizes our full-time employees by functional area for the period presented:

	As of December 31,
	2021	2020
Function:
Research and development	64	45
General and administrative	17	10

Total	81	55

We have also engaged and may continue to engage independent contractors to assist us with our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E.	Share ownership.
For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2021 for:

•	Each of our executive officers and directors; and

•	All of our executive officers and directors as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of December 31, 2021. Percentage ownership calculations are based on 270,120,548 ordinary shares outstanding as of December 31, 2021. The table is based upon information supplied by our officers, directors and principal shareholders and/or a review of Schedules 13D and 13G documents filed with the SEC, if any, and other sources.
As of December 31, 2021, to the best of our knowledge, approximately 135,760,380 ordinary shares (including ordinary shares in the form of ADSs), or 50.3% of our outstanding ordinary shares as of such date, were held by 38 shareholders of record in the United States, one of which is JPMorgan Chase Bank N.A., our depository. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose. None of our major shareholders have different voting rights with respect to their ordinary shares. We have set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Equivalent Number of ADSs beneficially owned	Percentage of Shares Beneficially Owned
Executive Officers and Directors:
Feng Tian, Ph.D. (1)	14,556,634	2,079,519	5.1%
Sonja Nelson	—	—	—
Xiaowei Chan g	—	—	—
Xiao Le	—	—	—
Katrin Rupalla, Ph.D	—	—	—
Olivia C. Ware, M.B.A.	—	—	—
All current executive officers and directors as a group (6 persons) (2)	14,556,634	2,079,519	5.1%
5% or Greater Shareholders
HOPU Reunion Company Limited (3)	38,982,409	5,568,915	14.4%
Entities affiliated with WuXi (4)	29,267,687	4,181,098	10.8%
FMR LLC (5)	26,985,175	3,855,025	9.9%
Entities affiliated with Cormorant (6)	17,243,051	2,463,293	6.4%
HBM Healthcare Investments (Cayman) Ltd. (7)	16,856,567	2,408,081	6.2%
Adage Capital (8)	14,191,043	2,027,291	5.3%

(1)	Consists of (i) 1,530,000 ordinary shares and (ii) 13,026,634 ordinary shares underlying options that are exercisable within 60 days of December 31, 2021.
(2)	Consists of (i) 1,530,000 ordinary shares and (ii) 13,026,634 ordinary shares underlying options that are exercisable within 60 days of December 31, 2021.
(3)
Consists of 38,952,409 ordinary shares held by HOPU Reunion Company Limited. The address for HOPU Reunion Company Limited is Floor 4, Willow House, Cricket Square, Grand Cayman
KY1-9010,
Cayman Islands.

(4)
Consists of (i) 7,996,920 ordinary shares held by Wuxi AppTec (Hong Kong) Holding Limited and (ii) 21,270,767 ordinary shares held by Wuxi PharmaTech Healthcare Fund I L.P. The address for WuXi AppTec (Hong Kong) Holding Limited and WuXi PharmaTech Healthcare Fund I, L.P. is 288 Fute Zhong Road, Pudong New Area, Shanghai 200131, China. The foregoing information is based on a Schedule 13G filed on February 8, 2022 and information known to us.

(5)
Consists of 26,985,175 ordinary shares beneficially owned, or may deemed to be owned, by FMR LLC, certain of its affiliates and other companies as reported on Schedule 13G filed on March 10, 2022, by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act advised by Fidelity Management & Research Company LLC, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210. The foregoing information is based on a Schedule 13G filed on February 9, 2022 and information known to us.

(6)
Consists of (i) 7,514,416 ordinary shares held by Cormorant Global Healthcare Master Fund, LP (Cormorant Master Fund) and (ii) 9,728,635 ordinary shares held by Cormorant Private Healthcare Fund III, LP (Cormorant III) Cormorant Global Healthcare GP, LLC (Global GP) is the general partner of Cormorant Master Fund and Cormorant Private Healthcare GP III, LLC (Private GP) is the general partner of Cormorant III. Bihua Chen serves as the managing member of both Global GP and Private GP. Cormorant Asset Management LP (Cormorant Management) serves as the investment manager to Cormorant Master Fund, Cormorant III and CRMA, and Ms. Chen serves as the managing member of Cormorant Asset Management. Ms. Chen may be deemed to beneficially own the shares held by the Cormorant Funds. The address for Ms. Chen and Cormorant Master Fund, Cormorant III, and CRMA is 200 Clarendon Street 52
nd
Floor Boston, Massachusetts 02116. The foregoing information is based on Schedule 13G filed on February 14, 2022 and information known to us.

(7)
Consists of 16,856,567 ordinary shares held by HBM Healthcare Investments (Cayman) Ltd. The address for HBM Healthcare Investments (Cayman) Ltd. is Governors Square, Suite
#4-212-2,
23 Lime Tree Bay Avenue. PO Box 30852, Grand Cayman,
KY1-1204,
Cayman Islands. The foregoing information is based on Schedule 13G filed on February 11, 2022 and information known to us.

(8)
Consists of 14,191,043 ordinary shares held by Adage Capital Partners, L.P. The address for Adage Capital Partners, L.P. is 200 Clarendon Street, 52
nd
Floor Boston, Massachusetts 02116. The foregoing information is based on a Schedule 13G filed on January 18, 2022 and information known to us.

B.	Related party transactions.
Since January 1, 2021, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

Agreements with Our Executive Officers and Directors
We have entered into employment agreements with our executive officers and director compensation agreements with our non-executive directors.
These agreements contain customary provisions and representations, including confidentiality, non-competition and non-solicitation undertakings by the executive officers. However, the enforceability of
the non-competition provisions
may be limited under applicable law.
Policies and Procedures for Related Person Transactions
In September 2021, we amended and restated our related person transaction policy which sets forth the policies and procedures for the identification, review and approval or ratification of related person transactions. For so long as we qualify as an FPI, this policy covers any transaction, arrangement or relationship, any series of similar transactions, arrangements or relationships, or any proposed transaction, arrangement or relationship in which we and any related person are, were or will be participants and which are material to us or the related person, or are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.
Indemnification Agreements
We have entered into, and intend to continue to enter into, separate indemnification agreements with our directors and executive officers. These indemnification agreements provide our directors and executive officers with contractual rights to indemnification and, in some cases, expense advancement in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request.

C.	Interests of experts and counsel.
Not applicable.
Item 8. Financial Information
The purpose of this standard is to specify which financial statements must be included in the document, as well as the periods to be covered, the age of the financial statements and other information of a financial nature.

A.	Consolidated statements and other financial information.
Our consolidated financial statements are appended at the end of this Annual Report, starting at page
F-1,
and are incorporated herein by reference.
Dividend Policy
Our board of directors has discretion over whether to distribute dividends, subject to the amended and restated memorandum and articles of association of our company and certain requirements of Cayman Islands law. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. All dividends are subject to certain restrictions under Cayman Islands law, namely that we may only pay dividends out of profits or the credit standing in our share premium account, and provided always that in no circumstances may a dividend be paid if it would result in our inability to pay our debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.
Legal Proceedings
From time to time, we may be involved in legal proceedings or be subject to claims arising out of our operations. We are not currently a party to any legal proceedings that in the opinion of our management, would have a material adverse effect on our business.
Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors, and there can be no assurances that favorable outcomes will be obtained. For example, in a prior filing, we disclosed that our former chief financial officer sent us written notification claiming that he was wrongfully terminated. That dispute has been resolved. The employee’s separation was without cause. The former employee is not entitled to severance payments or other separation benefits as a result of the termination. Despite the resolution of this dispute, the dispute diverted the attention of our management and board of directors and any future dispute could do the same.

B.	Significant Changes.
Not applicable.
Item 9. The Offer and Listing.

A.	Offer and listing details.
Our ADSs began trading on The New York Stock Exchange on June 17, 2021 under the trading symbol “AMAM”. Prior to that date, there was no public trading market for our ADSs.

B.	Plan of distribution.
Not applicable.

C.	Markets.
Our ADSs began trading on The New York Stock Exchange on June 17, 2021 under the trading symbol “AMAM”.

D.	Selling shareholders
Not applicable.

E.	Dilution.
Not applicable.

F.	Expenses of the issue.
Not applicable.
Item 10. Additional Information.

A.	Share capital.
Not applicable.

B.	Memorandum and articles of association.
Amended and Restated Memorandum and Articles of Association
The following are summaries of material provisions of the amended and restated memorandum and articles of association that became effective immediately prior to the completion of our initial public offering, and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company.
 Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands. The objects and purpose of our Company can be found on the first page of our amended and restated memorandum and articles of association.
Ordinary Shares.
 Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
Dividends.
 The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our amended memorandum and restated articles of association provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, we may pay a dividend out of either profit or the credit standing in our share premium account, provided that in no circumstances may a dividend be paid if this would result in our inability to pay our debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.
Voting Rights.
 Holders of our ordinary shares are entitled to one vote per share. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares which are present in person or by proxy at the meeting.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of
the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.
General Meetings of Shareholders
. Shareholders’ general meetings may be convened by our Chairman or a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of
all votes attaching to all of our shares in issue and entitled to vote.
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of
the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board of directors will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.
Transfer of Ordinary Shares.
 Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.
If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.
Liquidation.
 On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares.
 Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.
 Our ordinary shares are not subject to redemption provisions. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by a special resolution of our shareholders. We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares issued and outstanding or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares.
 If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), may be materially adversely varied with the consent in writing of the holders of two-thirds of
the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue ofshares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares.
 Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights;

•	the rights and terms of redemption and liquidation preferences; and

•	any other powers, preferences and relative, participating, optional and other special rights.
Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records.
 Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company). However, we will provide our shareholders with annual audited consolidated financial statements. See “Where You Can Find Additional Information.”
Anti-Takeover Provisions.
 Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•
authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company.
 We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements.
 The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands
companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.
The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period
commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.
 In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder
may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”
Indemnification of Directors and Executive Officers and Limitation of Liability.
 Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties.
 Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Resolution.
 Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our amended and restated articles of association provide that no action shall be taken by the shareholders except at an annual or extraordinary general meeting called in accordance with our amended and restated articles of association and no action shall be taken by the shareholders by written consent or electronic transmission.
Shareholder Proposals.
 Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act provides shareholders with only limited rights to requisition a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of
all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board of directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings. See “Our Amended and Restated Memorandum and Articles of Association—General Meetings of Shareholders” for additional information on the rights of our shareholders’ rights to put proposals before the annual general meeting.
Cumulative Voting.
 Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors.
 Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed only for cause by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.
Transactions with Interested Shareholders.
 The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid
for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up.
 Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.
Variation of Rights of Shares.
 Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of
the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Amendment of Governing Documents.
 Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.
Rights of
 Non-resident
 or Foreign Shareholders.
 There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or
foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material contracts.
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” or elsewhere in this Annual Report.

D.	Exchange controls.
Except as otherwise indicated, there are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident
holders of our ordinary shares or ADSs.
Except as otherwise indicated, there are no governmental laws, decrees, regulations or other legislation in the PRC that may affect the remittance of dividends, interest, or other payments by us to non-resident
holders of our ordinary shares or ADSs.

E.	Taxation.
The following is a general summary of certain Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.
No other taxes are likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.
Material U.S. Federal Income Tax Consequences to U.S. Holders
The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase ADSs and hold such ADSs as capital assets within the meaning of Section 1221 of the Code. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities,
retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold ADSs as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons who received their ADSs as compensatory payments, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of our shares by vote or value, persons who are subject to special tax accounting under Section 451(b) of the Code, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities and arrangements that are classified as partnerships for U.S. federal income tax purposes, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax
consequences or any U.S. federal estate, gift or alternative minimum tax consequences.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of ADSs that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of ADSs.
Persons considering an investment in ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax
laws.
Passive Foreign Investment Company Consequences
In general, a corporation organized outside the United States will be treated as a passive foreign investment company (PFIC) for any taxable year in which either (1) at least 75% of its gross income is “passive income”, (PFIC income test), or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, (PFIC asset test). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a
non-U.S.
corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Based on our consolidated financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe we were a PFIC for the taxable year ending December 31, 2021 and do not anticipate being a PFIC for our current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our cash and other liquid assets. If we are a PFIC in any taxable year during which a U.S. Holder owns ADSs, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ADSs, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the ADSs, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for ADSs. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds ADSs, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the ADSs, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ADSs. If the election is made, the U.S. Holder will be deemed to sell the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ADSs would not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs and one of our non-U.S. corporate
subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our
non-U.S.
subsidiaries.
If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on ADSs if such U.S. Holder makes a valid “mark-to-market” election
for our ADSs.
A mark-to-market election
is available to a U.S. Holder only for “marketable stock.” Our ADSs will be marketable stock as long as they remain listed on the NYSE and are regularly traded, other than in de minimis
 quantities, on at least 15 days during each calendar quarter. If a mark-to-market election
is in effect, a U.S. Holder generally would take into account, as ordinary income for each taxable year of the U.S. holder, the excess of the fair market value of ADSs held at the end of such taxable year over the adjusted tax basis of such ADSs. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ADSs over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market
election. The U.S. Holder’s tax basis in ADSs would be adjusted to reflect any income or loss recognized as a result of the mark-to-market
election. Any gain from a sale, exchange or other disposition of ADSs in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains
previously included in income) and thereafter as capital loss.
A mark-to-market election
will not apply to ADSs for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries
that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S.
Holder’s mark-to-market election
for the ADSs.
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (QEF) election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Prospective investors should assume that a QEF election will not be available.
Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ADSs of a PFIC.
Distributions
As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our ADSs in the foreseeable future. However, if we make a distribution contrary to the expectation, subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to ADSs generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return
of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ADSs, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.
Distributions on ADSs that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to certain complex conditions and limitations, Cayman Island taxes withheld on any distributions on ADSs may be eligible for credit against a U.S. Holder’s federal income tax liability. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
Distributions on ADSs that are treated as dividends generally will not be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” are eligible for taxation to non-corporate U.S.
Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met.
A non-United States
corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (ii) with respect to any dividend it pays on shares that are readily tradable on an established securities market in the United States. Our

ADSs will generally be considered to be readily tradable on an established securities market in the United States for so long as they are listed on the NYSE. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
Sale, Exchange or Other Disposition of ADSs
Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of ADSs in an amount equal to the difference, if any, between the amount realized (
i.e
., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ADSs. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S.
Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ADSs were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S.
Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of ADSs will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Medicare Tax
Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of ADSs. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in ADSs.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “—Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for ADSs may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Dividends on and proceeds from the sale or other disposition of ADSs may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding (currently at a rate of 24%) may apply to amounts subject to reporting if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption (usually on IRS
Form W-9), or
(2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ADSS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

PRC Taxation
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered as a Tax Resident Enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules of the PRC Enterprise Income Tax Law define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise
that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China if all of the following conditions are met: (i) the primary location of the day-to-day operational
management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel located in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of board members with voting rights or senior executives habitually reside in China.
We believe that we should not be considered as a PRC resident enterprise for PRC tax purposes as (i) we are incorporated outside of China and not controlled by a PRC enterprise or PRC enterprise group; and (ii) we do not meet all of the conditions above. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that PRC tax authorities will ultimately not take a different view.
If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, our worldwide income could be subject to 25% enterprise income tax; and any dividends payable to non-resident enterprise
holders of our ordinary shares or ADSs may be treated as income derived from sources within China and therefore, subject to a 10% withholding tax (or 20% in the case of non-resident individual
holders) unless an applicable income tax treaty provides otherwise. In addition, capital gains realized by non-resident enterprise
shareholders (including our ADS holders) upon the disposition of our ordinary shares or ADSs may be treated as income derived from sources within PRC and therefore, subject to 10% income tax (or 20% in the case of non-resident individual
shareholders or ADS holders) unless an applicable income tax treaty provides otherwise. It is unclear whether non-PRC shareholders
of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders
could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.”
In accordance with the Public Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets
by Non-Resident Enterprises
issued on February 3, 2015 and modified in 2017 by the SAT (the Circular 7), the PRC tax authorities heightened scrutiny on indirect transfers, by a non-resident enterprise,
of assets (including equity interests) of a PRC resident enterprise (PRC Taxable Assets). It is stipulated that tax authorities in the PRC are entitled to reclassify the nature of an indirect transfer of PRC Taxable Assets, when a non-resident enterprise
transfers PRC Taxable Assets indirectly by disposing of an equity interest in an overseas holding company which directly or indirectly hold the PRC Taxable Assets, by disregarding the existence of the overseas holding company and considering the transaction to be a direct transfer of PRC Taxable Assets, if such transfer is deemed to have been made for the purpose of evading PRC enterprises income tax and without any reasonable commercial purpose.

There is uncertainty as to the application of the Circular 7. The Circular 7 may be determined by the tax authorities to be applicable to our offshore restructuring transactions, future acquisitions or sale of the shares of our offshore subsidiaries, where non-resident enterprise
transferors were involved. Furthermore, we,
our non-resident enterprises
and PRC subsidiaries may be required to spend valuable resources to comply with the Circular 7 or to establish that we and our non-resident enterprises
should not be taxed under the Circular 7 for our restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

F.	Dividends and paying agents.
Not applicable.

G.	Statement by experts.
Not applicable.

H.	Documents on display.
We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC maintains a website at
www.sec.gov
that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with SEC using its EDGAR system.
We are a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC. We also make available on our website’s investor relations page, free of charge, our annual report and the text of our reports on Form
6-K,
including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above. Our website is www.ambrx.com. The information contained on our website is not incorporated by reference in this Annual Report.

I.	Subsidiary Information.
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of interest rate risk and fluctuations in foreign exchange rates.

A.	Interest Rate Risk
We are exposed to market risk related to changes in interest rates of our investment portfolio of cash equivalents. As of December 31, 2021, our cash equivalents consisted of readily available cash in checking accounts and money market funds, with original maturities less than three months. The potential change in fair value for interest rate sensitive instruments has been assessed on a hypothetical 100 basis point adverse movement across all maturities. We believe a hypothetical 100 basis point increase or decrease in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements included elsewhere in this Annual Report.

As of December 31, 2021, we had no debt
o
utstanding and are therefore not exposed to related interest rate risk.

B.	Foreign Currency Exchange Risk
Our consolidated financial statements include the financial statements of our subsidiary in China, which through June 30, 2021, were denominated in Renminbi and, therefore, we were exposed to risks related to movements between the Renminbi and the U.S. dollar. Given our expenditures in Renminbi account for less than 2.0% of our total operating expenses, to date, we have not used any derivative financial instruments to hedge exposure to foreign exchange risk. We do not currently have any significant direct foreign exchange risk. We expect our expenditures and funding sources will continue to be primarily denominated in the U.S. dollar. However, depending on our partner’s product sales in China in the future, our Renminbi exposure may increase in the future.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. For U.S. dollar against Renminbi, there was appreciation of approximately 3.1% for the year ended December 31, 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have an adverse effect on the Renminbi amount we receive from the conversion.
We also contract with vendors that are located outside of the United States and certain invoices are denominated in Euros, Australian dollars and Swiss Francs. We are subject to fluctuations in foreign currency rates in connection with these arrangements. We do not currently hedge our foreign currency exchange rate risk. As of December 31, 2021, we had minimal or no liabilities denominated in Euros, Australian dollars and Swiss Francs.

C.	Effects of Inflation
Inflation generally affects us by increasing our cost of labor and clinical trial costs. We believe inflation has not had a material effect on our consolidated financial statements included elsewhere in this Annual Report.
Item 12. Description of Securities Other than Equity Securities.

A.	Debt Securities.
Not applicable.

B.	Warrants and Rights.
Not applicable.

C.	Other Securities
Not applicable.

D.	American Depositary Shares.
JPMorgan Chase Bank, N.A., serves as depositary for our American depositary share(s) (ADS(s)). Each ADS represents an ownership of seven of our ordinary shares which we deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, the holders of American depositary receipt(s) (ADR(s)) that evidence the ADSs and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time.

The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.
The ADS to share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.
A beneficial owner is any person or entity having a beneficial ownership interest in ADSs. A beneficial owner need not be the holder of the ADR evidencing such ADS. If a beneficial owner of ADSs is not an ADR holder, it must rely on the holder of the ADR(s) evidencing such ADSs in order to assert any rights or receive any benefits under the deposit agreement. A beneficial owner shall only be able to exercise any right or receive any benefit under the deposit agreement solely through the holder of the ADR(s) evidencing the ADSs owned by such beneficial owner. The arrangements between a beneficial owner of ADSs and the holder of the corresponding ADRs may affect the beneficial owner’s ability to exercise any rights it may have.
An ADR holder shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADRs registered in such ADR holder’s name for all purposes under the deposit agreement and ADRs. The depositary’s only notification obligations under the deposit agreement and the ADRs is to registered ADR holders. Notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.
Unless certificated ADRs are specifically requested, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.
You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.
As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement, the ADRs and the ADSs are governed by New York law.
The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to this Annual Report on Form 20-F.

Share Dividends and Other Distributions
How will I receive dividends and other distributions on the shares underlying my ADSs?
We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.
Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•
Cash.
 The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.
 If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•
Shares.
 In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•
Rights to receive additional shares.
 In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i) sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or
(ii) if it is not practicable to sell such rights by reason of the non-transferability of
the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.
We have no obligation to file a registration statement under Securities Act in order to make any rights available to ADR holders.

•
Other Distributions.
 In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

•
Elective Distributions
. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 10 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.
Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.
The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.
There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”).
Deposit, Withdrawal and Cancellation
How does the depositary issue ADSs?
The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance.
Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.
The custodian will hold all deposited shares for the account and to the order of the depositary, in each case for the benefit of ADR holders, to the extent not prohibited by law. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”
Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.
Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.
How do ADR holders cancel an ADS and obtain deposited securities?
When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.
The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.
This right of withdrawal may not be limited by any other provision of the deposit agreement.
Record Dates
The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of deposited securities,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay any fees, expenses or charges assessed by, or owing to, the depositary for administration of the ADR program as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters,

•	all subject to the provisions of the deposit agreement.
Voting Rights
How do I vote?
If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least 30 days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the registered ADR holders a “voting notice” stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of Cayman Islands law, be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADR holder’s ADRs and (iii) the manner in which such instructions may be given, or deemed to be given pursuant to the terms of the deposit agreement, including instructions for giving a discretionary proxy to a person designated by us. Each ADR holder shall be solely responsible for the forwarding of voting notices to the beneficial owners of ADSs registered in such ADR holder’s name. There is no guarantee that ADR holders and beneficial owners generally or any holder or beneficial owner in particular will receive the notice described above with sufficient time to enable such ADR holder or beneficial owner to return any voting instructions to the depositary in a timely manner.
Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities.
To the extent that (i) we have provided the depositary with at least 35 days’ notice of the proposed meeting, (ii) the voting notice will be received by all ADR holders and beneficial owners no less than 10 days prior to the date of the meeting and/or the cut-off date
for the solicitation of consents, and (iii) the depositary does not receive instructions on a particular agenda item from an ADR holder (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) in a timely manner, such ADR holder shall be deemed, and in the deposit agreement the depositary is instructed to deem such ADR holder, to have instructed the depositary to give a discretionary proxy for such agenda item(s) to a person designated by us to vote the deposited securities represented by the ADSs for which actual instructions were not so given by all such ADR holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (i) we inform the depositary in writing (and we agree to provide the depositary with such instruction promptly in writing) that (a) we wish such proxy to be given with respect to such agenda item(s), (b) there is no substantial opposition existing with respect to such agenda item(s) and (c) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of shares, and (ii) the depositary has obtained an opinion of counsel, in form and substance satisfactory to the depositary, confirming that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of the laws, rules, regulations or permits of the Cayman Islands, (c) the voting arrangement and deemed instruction as contemplated herein will be given effect under the laws, rules and regulations of the Cayman Islands, and (iv) the granting of such discretionary proxy will not under any circumstances result in the shares represented by the ADSs being treated as assets of the depositary under the laws, rules or regulations of the Cayman Islands.

The depositary may from time to time access information available to it to consider whether any of the circumstances described above exist, or request additional information from us in respect thereto. By taking any such action, the depositary shall not in any way be deemed or inferred to have been required, or have had any duty or responsibility (contractual or otherwise), to monitor or inquire whether any of the circumstances described above existed. In addition to the limitations provided for in the deposit agreement, ADR holders and beneficial owners are advised and agree that (i) the depositary will rely fully and exclusively on us to inform it of any of the circumstances set forth above, and (ii) neither the depositary, the custodian nor any of their respective agents shall be obliged to inquire or investigate whether any of the circumstances described above exist and/or whether we complied with our obligation to timely inform the depositary of such circumstances. Neither the depositary, the custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners (i) as a result of our failure to determine that any of the circumstances described above exist or our failure to timely notify the depositary of any such circumstances or (ii) if any agenda item which is approved at a meeting has, or is claimed to have, a material or adverse effect on the rights of holders of shares. Because there is no guarantee that ADR holders and beneficial owners will receive the notices described above with sufficient time to enable such ADR holders or beneficial owners to return any voting instructions to the depositary in a timely manner, ADR holders and beneficial owners may be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us in such circumstances, and neither the depositary, the custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners in such circumstances.
ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion in respect of deposited securities. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, or deemed to be given pursuant to the terms of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy (or deemed to have been instructed pursuant to the terms of the deposit agreement), or for the effect of any such vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, rule, or regulation, or by the rules and/or requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of or solicitation of consents or proxies from holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such ADR holders with or otherwise publicizes to such ADR holders instructions on how to retrieve such materials or receive such materials upon request (
i.e.
, by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).
We have advised the depositary that under Cayman Islands law and our constitutional documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constitutional documents, the depositary will refrain from voting and the voting instructions received by the depositary from ADR holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by ADR holders or beneficial owners.
There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications
Will ADR holders be able to view our reports?
The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.
Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.
Fees and Expenses
What fees and expenses will I be responsible for paying?
The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a share dividend or share split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.
The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of shares regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S. $0.05 or less per ADS held for any cash distribution made, or for any elective cash/share dividend offered, pursuant to the deposit agreement;

•
an aggregate fee of U.S. $0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•
a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•
a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•	share transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.
To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the Bank) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.
The foreign exchange rate applied to a foreign exchange transaction will be either (i) a published benchmark rate, or (ii) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners.
 The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.
Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us. Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.
We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.
The right of the depositary to receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.
The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.
Payment of Taxes
ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or governmental charge. Each ADR holder and beneficial owner of ADSs, and each prior ADR holder and beneficial owner of ADs, by holding or owning, or having held or owned, an ADR or an interest in ADSs acknowledges and agrees that the depositary shall have the right to seek payment of any taxes or governmental charges owing with respect to their relevant ADRs from any one or more such current or prior ADR holder or beneficial owner of ADSs, as determined by the depositary in its sole discretion, without any obligation to seek payment of amounts owing from any other current or prior ADR holder or beneficial owner of ADSs. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or
combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution,
sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.
As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.
Reclassifications, Recapitalizations and Mergers
If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation,
cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.
If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than share transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and any beneficial owner are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.
Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (i) the ADSs to be registered on
Form F-6 under
the Securities Act or (ii) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.
Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (
i.e.
, upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).
How may the deposit agreement be terminated?
The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60 th
 day after our notice of removal was first provided to the depositary. Notwithstanding anything to the contrary herein, the depositary may terminate the deposit agreement without notifying us, but subject to giving 30 days’ notice to the ADR holders, under the following circumstances: (i) in the event of our bankruptcy or insolvency, (ii) if the Shares cease to be listed on an internationally recognized stock exchange, (iii) if we effect (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities, or (iv) there occurs a merger, consolidation, sale of assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities.
After the date so fixed for termination, the depositary and its agents will perform no further acts under the deposit agreement and the ADRs, except to receive and hold (or sell) distributions on deposited securities and deliver deposited securities being withdrawn. As soon as practicable after the date so fixed for termination, the depositary will use its reasonable efforts to sell the deposited securities and will (as long as it may lawfully do so) hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the holders of ADRs not theretofore surrendered. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary and its agents.
Notwithstanding anything to the contrary, in connection with any such termination, the depositary may, in its sole discretion and without notice to us, establish an unsponsored American depositary share program (on such terms as the depositary may determine) for our shares and make available to ADR holders a means to withdraw the shares represented by the ADSs issued under the deposit agreement and to direct the deposit of such shares into such unsponsored American depositary share program, subject, in each case, to receipt by the depositary, at its discretion, of the fees, charges and expenses provided for under the deposit agreement and the fees, charges and expenses applicable to the unsponsored American depositary share program.
Limitations on Obligations and Liability to ADR holders
Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs
Prior to the issue, registration, registration of
transfer, split-up, combination,
or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•
payment with respect thereto of (i) any share transfer or other tax or other governmental charge, (ii) any share transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•
the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or
combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.
The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and each of our respective agents, provided, however, that no disclaimer of liability under the Securities Act is intended by any of the limitations of liabilities provisions of the deposit agreement. The deposit agreement provides that each of us, the depositary and our respective agents will:

•
incur or assume no liability (including, without limitation, to holders or beneficial owners) if any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, epidemic, pandemic, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•
incur or assume no liability (including, without limitation, to holders or beneficial owners) by reason of any non-performance or
delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or any exercise or failure to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•
incur or assume no liability (including, without limitation, to holders or beneficial owners) if it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•	in the case of the depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs;

•
in the case of us and our agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs, which in our or our agents’ opinion, as the case may be, may involve it in expense or liability, unless indemnity satisfactory to us or our agent, as the case may be against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be requested;

•
not be liable (including, without limitation, to holders or beneficial owners) for any action or inaction by it in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information and/or, in the case of the depositary, us; or

•
may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of issuers. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.
The depositary has no obligation to inform ADR holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of the Cayman Islands, Hong Kong, the People’s Republic of China, the United States or any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.
Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits or refunds of non-U.S. tax
paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide the ADR holders and beneficial owners, or any of them, with any information about our tax status. Neither we nor the depositary shall incur any liability for any tax or tax consequences that may be incurred by registered ADR holders or beneficial owners on account of their ownership or disposition of ADRs or ADSs.
Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, or deemed to be given pursuant to the terms of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy (or deemed to have been instructed pursuant to the terms of the deposit agreement), or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary, us, nor any of their respective agents shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation holders or beneficial owners of ADRs and ADSs), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.
In the deposit agreement each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory). No provision of the deposit agreement or the ADRs is intended to constitute a waiver or limitation of any rights which an ADR holder or any beneficial owner may have under the Securities Act or the Exchange Act, to the extent applicable.
The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.
Disclosure of Interest in ADSs
To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you as ADR holders or beneficial owners agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you (and through you as an ADR holder, the beneficial owner of your ADSs) to deliver your
ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you and/or the beneficial owner of your ADSs directly as a holder of shares and, by holding an ADS or an interest therein, you and beneficial owners will be agreeing to comply with such instructions.
Books of Depositary
The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of
ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register (and/or any portion thereof) may be closed at any time or from time to time, when deemed expedient by the depositary.
The depositary will maintain facilities for the delivery and receipt of ADRs.
Appointment
In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs,

•
appoint the depositary
its attorney-in-fact, with
full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR or ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof; and

•
acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information
about us, ADR holders, beneficial owners and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us, ADR holders, beneficial owners may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (a) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (b) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs. For all purposes under the deposit agreement and the ADRs, the ADR holders thereof shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by such ADRs.

Governing Law
The deposit agreement, the ADSs and the ADRs are governed by and construed in accordance with the internal laws of the State of New York. In the deposit agreement, we have submitted to the non-exclusive jurisdiction
of the courts of the State of New York and appointed an agent for service of process on our behalf. Any action based on the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby may also be instituted by the depositary against us in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China, the United States and/or any other court of competent jurisdiction.
Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving ADR holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may be instituted in a state or federal court in New York, New York, irrevocably waive any objection which you may have to the laying of venue of any such proceeding, and irrevocably submit to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. By holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each also irrevocably agree that any legal suit, action or proceeding, including legal suits, actions or proceedings arising under the Securities Act and Exchange Act, against or involving the depositary brought by ADR holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York. While certain courts have determined that such choice of forum provisions are facially valid, there is uncertainty as to whether a court would enforce such a provision and an ADR holder or beneficial owner may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provision. In such instance, we would expect, and would expect the depositary, to vigorously assert the validity and enforceability of the exclusive forum provisions of the deposit agreement. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims.
In addition, under the deposit agreement, the depositary may elect to have any dispute, suit, action, controversy, claim or proceeding based on, arising out of or relating to the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, referred to and finally resolved by an arbitration. In the event the depositary makes an election to refer such a dispute, suit, action, controversy, claim or proceeding to arbitration, then arbitration of the relevant dispute, suit, action, controversy, claim or proceeding is mandatory. The depositary’s right to require arbitration does not apply, however, to the extent there are federal securities law violation aspects of the claims, including claims under the Securities Act or Exchange Act.
Jury Trial Waiver
In the deposit agreement, each party thereto (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in, ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.
If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable.
Item 15. Controls and Procedures.

A.	Disclosure controls and procedures.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules
13a-15(e)
and
15d-15(e))
as of December 31, 2021. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s annual report on internal control over financial reporting.
This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation report of the registered public accounting firm.
This Annual Report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.	Changes in internal control over financial reporting.
There were no changes in our internal control over financial reporting (as defined in Rule
13a-15(f)
of the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit committee financial expert.
Our Audit Committee is comprised of two of our
non-employee
directors, Mr. Maier and Ms. Ware. The audit committee consists exclusively of “independent directors” as such term is defined in Rule
10A-3
under the Exchange Act and under the listing standards of the New York Stock Exchange. Mr. Maier serves as chair of this committee. Our Board has determined that Mr. Maier is an “audit committee financial expert” as defined in Item 16A of Form
20-F.
Item 16B. Code of Ethics.
We have adopted a Code of Business Conduct that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies. Our Code of Business Conduct is applicable to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. We have posted a copy of our Code of Business Conduct on our website at https://ir.ambrx.com/governance/governance-documents/default.aspx. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website and approve by board of directors. We undertake to provide to any person without charge, upon request, a copy of such code of ethics. To request a copy of the code, please mail such request to 10975 North Torrey Pines Road., La Jolla, CA, 92037. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report. See “Item 6.C. Directors, Senior Management and Employees—Code of Business Conduct and Ethics” for more information.
Item 16C. Principal Accountant Fees and Services.
The table below summarizes the fees that we paid for services provided by Deloitte & Touche LLP for the years ended December 31, 2021 and 2020. All audit and non-audit
services provided by Deloitte & Touche LLP for the year ended December 31, 2021 were pre-approved
by our audit committee pursuant to paragraph (c)(7)(i)(C) of Rule
2-01
of Regulation
S-X,
entitled “Audit Committee Administration of the Engagement”.

	Year Ended December 31,
Fee Category	2021	2020
	(in thousands)
Audit fees	$1,213	$1,356
Audit-related fees	—	—
Tax fees	174	149

All other fees	—	—

Total	$1,387	$1,505

Audit Fees.
 Audit fees represents fees and out-of-pocket expenses for professional services provided in connection with the audit of our annual financial statements, review of quarterly financial statements and services that are normally provided by the independent registered public accounting firms in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of quarterly financial statements and statutory audits required by U.S. jurisdictions and
non-U.S. jurisdictions
and also public offering service fees occurred in the fiscal year if applicable.
Tax fees.
Tax fees consisted of fees and out-of-pocket expenses relating to tax compliance services and advice including relating to the company’s assessment of its passive foreign investment status.
Audit Committee
Pre-Approval
Policies and Procedures
Our audit committee reviews and
pre-approves
the scope and the cost of audit services related to us and permissible non-audit
services performed by the independent auditors. All of the services related to our company provided by Deloitte & Touche during the last fiscal year have been approved by the audit committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Not applicable.
Item 16F. Changes in Registrant’s Certifying Accountant.
Not applicable.

Item 16G. Corporate Governance
We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The New York Stock Exchange (NYSE), we comply with home country governance requirements and certain exemptions thereunder rather than complying with NYSE corporate governance standards. While we voluntarily follow most NYSE corporate governance rules, we intend to take advantage of the following exemptions afforded to foreign private issuers:

•
We do not intend to follow NYSE Rule 302.00, which requires that we hold an annual general meeting of shareholders and NYSE Rule 401.02 that requires we provide notice thereof to NYSE. Such annual general meeting requirement is not required under Cayman Islands law nor our Amended and Restated Memorandum and Articles of Association, and we may convene an annual general meeting of shareholders at its discretion.

•
We do not intend to follow certain provisions of NYSE Rule 312.03, which requires shareholder approval for certain issuances of our securities, including: (a) issuances where the issued common stock will equal 20% or more of the number of shares of common stock or voting power outstanding before the issuance, except if the issuance is (i) a public offering for cash or (ii) any other financing (that is not a public offering for cash) in which we sell securities for cash, if such financing involves a sale of common stock, or securities convertible into or exercisable for common stock, at a price at least as great as the official closing price of our ADSs immediately preceding the signing of any binding agreement or the average official closing price for the five trading days immediately preceding such signing, provided that if the securities in such financing are issued in connection with an acquisition of the stock or assets of another company, shareholder approval will be required if the issuance of such securities alone or when combined with any other present or potential issuance of common stock, or securities convertible into common stock in connection with such acquisition, is equal to or exceeds either 20% of the number of shares of common stock or 20% of the voting power outstanding before the issuance and (b) approvals of equity compensation plans. Such shareholder approval requirements are not required under Cayman Islands law nor our Amended and Restated Memorandum and Articles of Association, and instead our board of directors may decide to proceed with issuances under (a) or (b), in its sole discretion, or if our board of directors so chooses, it may receive prior approval from our shareholders by ordinary resolution.

•
We do not intend to follow NYSE Rule 313.00, which requires that voting rights of existing shareholders of publicly traded registered common stock cannot be disparately reduced or restricted through any corporate action or issuance. Such voting rights are not required under Cayman Islands law nor our Amended and Restated Memorandum and Articles of Association, and instead we may issue shares with rights which are preferential to those of our currently issued ordinary shares, and the rights of such preferred shares may include the order of, or restriction on, the voting rights of the holders thereof.

•
We do not intend to follow NYSE Rule 303A.01, which requires that we have a majority of independent directors. Such independence requirement is not required under Cayman Islands law nor our Amended and Restated Memorandum and Articles of Association.

•
We do not intend to follow NYSE Rule 303A.07, which requires that our audit committee must have a minimum of three members. Such requirement is not required under Cayman Islands law nor our Amended and Restated Memorandum and Articles of Association.

We intend to follow our home country practices in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the NYSE Rules, we must comply with NYSE’s certification requirements (Rule 303A.12(b)), and have an audit committee that satisfies Rule 303A.06, consisting of committee members that meet the independence requirements of Rule 303A.07. Although we currently intend to comply with the NYSE corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other NYSE corporate governance rules.

In addition, as a foreign private issuer, we take advantage of the following exemptions from SEC reporting obligations:

•	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K, disclosing significant events within four days of their occurrence.

•	Exemption from Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.
Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NYSE and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.
Item 16H. Mine Safety Disclosure
Not applicable.

PART III
Item 17. Financial Statements.
See pages
F-1
through F-36 of this Annual Report.
Item 18. Financial Statements.
The financial statements are filed as part of this Annual Report beginning on page
F-1.
Item 19. Exhibits.
List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.
EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	Filed Date

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.	S-8	333-257264	4.2	06/22/2021

2.1	Deposit Agreement between the Registrant and JPMorgan Chase Bank, N.A., as depositary and holders and beneficial owners of the American Depositary Shares.	S-8	333-257264	4.4	06/22/2021

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).	F-1	333-256639	4.3	05/28/2021

2.3*	Description Of Securities Registered Under Section 12 of the Exchange Act.

2.4	Registrant’s Specimen Certificate for ordinary shares.	F-1/A	333-256639	4.1	06/14/2021

4.1†	Ambrx Biopharma Inc. Amended and Restated Share Incentive Plan (including notice of grant, notice of exercise and option purchase agreement).	F-1	333-256639	10.15	05/28/2021

4.2†	Ambrx Biopharma Inc. 2021 Equity Incentive Plan (including Forms of Option Grant Notice, Option Agreement, Notice of Exercise, Restricted Share Unit Award Notice and Restricted Share Unit Award Agreement thereunder).	F-1/A	333-256639	10.16	06/14/2021

4.3†	Ambrx Biopharma Inc. Employee Share Purchase Program.	F-1/A	333-256639	10.17	06/14/2021

4.4†	Ambrx Biopharma Inc. Non-Employee Director Compensation Policy.	F-1/A	333-256639	10.18	06/14/2021

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	Filed Date

4.4#+	License Agreement, by and between The Scripps Research Institute and Ambrx, Inc., dated as of August 26, 2003, as amended.	F-1	333-256639	10.1	05/28/2021

4.5#+	Exclusive License, by and between the Regents of the University of California and Ambrx, Inc., dated as of December 16, 2009.	F-1	333-256639	10.2	05/28/2021

4.6#+	Collaboration and License Agreement, by and between Bristol-Myers Squibb Company and Ambrx, Inc., dated as of September 21, 2011.	F-1	333-256639	10.3	05/28/2021

4.7#+	Collaboration and License Agreement, by and between Bristol-Myers Squibb Company and Ambrx, Inc., dated as of September 21, 2011.	F-1	333-256639	10.4	05/28/2021

4.8#+	Co-Development and License Agreement, by and between Zhejiang Medicine Co, Ltd. and Ambrx, Inc., dated as of June 14, 2013.	F-1	333-256639	10.6	05/28/2021

4.9#+	Collaborative License Agreement, by and between The California Institute for Biomedical Research and Ambrx, Inc., dated as of August 23, 2013, as amended.	F-1	333-256639	10.7	05/28/2021

4.10#+	Collaboration and Exclusive License Agreement, by and between BeiGene, Ltd. and Ambrx, Inc., dated as of March 4, 2019.	F-1	333-256639	10.8	05/28/2021

4.11#+	Co-Development and License Agreement, by and between Novocodex Biopharmaceuticals Ltd. and Ambrx, Inc., dated as of October 22, 2019.	F-1	333-256639	10.9	05/28/2021

4.12#+	Co-Development and License Agreement, by and between Sino Biopharmaceutical Co, Ltd. and Ambrx, Inc., dated as of January 13, 2020.	F-1	333-256639	10.10	05/28/2021

4.13	Lease Agreement, by and between Ambrx, Inc. and ARE-10933 North Torrey Pines, LLC, dated March 15, 2005.	F-1	333-256639	10.19	05/28/2021

4.14	First Amendment to Lease Agreement, by and between Ambrx, Inc. and ARE-10933 North Torrey Pines, LLC, dated May 19, 2005.	F-1	333-256639	10.20	05/28/2021

4.15	Second Amendment to Lease Agreement, by and between Ambrx, Inc. and ARE-10933 North Torrey Pines, LLC, dated December 1, 2011.	F-1	333-256639	10.21	05/28/2021

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	Filed Date

4.16	Third Amendment to Lease Agreement, by and between Ambrx, Inc. and ARE-10933 North Torrey Pines, LLC, dated July 28, 2016.	F-1	333-256639	10.22	05/28/2021

4.17†	Form of Indemnification Agreement, by and between the Registrant and each of its executive officers and directors.	F-1	333-256639	10.11	05/28/2021

4.10†	Executive Employment Agreement, by and between the Registrant and Feng Tian, Ph.D., dated June 19, 2018.	F-1	333-256639	10.12	05/28/2021

8.1*	Subsidiaries of the registrant.

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm Deloitte & Touche LLP.

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	Filed Date

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.
+
Certain portions of this exhibit (indicated by “[***]”) have been omitted as we have determined (i) the omitted information is not material and (ii) the omitted information would likely cause harm to us if publicly disclosed.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AMBRX BIOPHARMA INC.

Date: April 26, 2022	By:	/s/ Feng Tian, Ph.D.
Feng Tian, Ph.D.
President, Chief Executive Officer and Chairman of the Board of Directors

AMBRX BIOPHARMA INC.
INDEX TO CONSOLIDATED FINANCIAL
STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Ambrx Biopharma Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Ambrx Biopharma Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, changes in redeemable noncontrolling interests, convertible preferred shares and shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
San Diego, California
April 26, 2022
We have served as the Company’s auditor since 2020.

AMBRX BIOPHARMA INC.
CONSOLIDATED BALANCE SHEETS
(in thousands of USD, except share and per share data)

	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$170,064	$90,462
Restricted cash	842	816
Accounts receivable, net	1,239	428
Prepaid expenses and other current assets	4,661	1,371

Total current assets	176,806	93,077
Property and equipment, net	2,984	850
Right-of-use assets, net	12,737	2,641
Intangible assets, net	35,962	36,829
Other long-term assets	530	624

Total assets	$229,019	$134,021

Liabilities, Redeemable Noncontrolling Interests, Convertible Preferred Shares and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$5,272	$2,820
Accrued liabilities	14,125	2,375
Operating lease liabilities, current portion	915	1,595
Deferred revenue, current portion	4,267	6,470

Total current liabilities	24,579	13,260
Operating lease liabilities, net of current portion	12,212	1,598
Accrued liabilities, net of current portion	—	138
Deferred tax liabilities	880	880
Deferred revenue, net of current portion	1,381	3,261

Total liabilities	39,052	19,137
Commitments and contingencies (Note 6)
Redeemable noncontrolling interests	—	1,287
Convertible preferred shares, $0.0001 par value; no shares authorized at December 31, 2021; 217,575,009 shares authorized at December 31, 2020
Series A convertible preferred shares, no shares designated at December 31, 2021; 160,000,000 shares designated at December 31, 2020; no shares and 135,936,550 shares outstanding at December 31, 2021 and December 31, 2020, respectively; $0 and $176,396 liquidation preference at December 31, 2021 and December 31, 2020, respectively	—	157,689
Series B convertible preferred shares, no shares designated at December 31, 2021; 57,575,009 shares designated at December 31, 2020; no shares and 57,575,008 shares outstanding at December 31, 2021 and December 31, 2020, respectively; $0 and $100,000 liquidation preference at December 31, 2021 and December 31, 2020, respectively	—	95,342
Shareholders’ Equity (Deficit):
Ordinary shares, par value $0.0001; 500,000,000 and 282,424,991 shares authorized at December 31, 2021 and December 31, 2020, respectively; 270,120,548 and 170,000 shares issued and outstanding at December 31, 2021 and December 31, 2020, respectively	27	—
Additional paid-in capital	404,362	6,805
Accumulated other comprehensive loss	(790)	(686)
Accumulated deficit	(213,632)	(145,553)

Total shareholders’ equity (deficit)	189,967	(139,434)

Total liabilities, redeemable noncontrolling interests, convertible preferred shares and shareholders’ equity (deficit)	$229,019	$134,021

See accompanying notes to the consolidated financial statements.

F-
3

AMBRX BIOPHARMA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands of USD, except share and per share data)

	Years Ended December 31,
	2021	2020	2019
Revenues	$7,455	$13,671	$10,311
Operating expenses:
Research and development	54,808	20,433	26,383
General and administrative	17,071	6,353	6,400

Total operating expenses	71,879	26,786	32,783

Loss from operations	(64,424)	(13,115)	(22,472)
Other (expense) income, net:
Interest income	—	27	195
Other income (expense), net	40	(4,750)	(38)
Change in fair value of redeemable noncontrolling interests	(3,903)	—	—

Total other (expense) income, net	(3,863)	(4,723)	157

Loss before benefit from income taxes	(68,287)	(17,838)	(22,315)
(Provision for) benefit from income taxes	(1)	(1)	2

Net loss	(68,288)	(17,839)	(22,313)
Less: net loss attributable to the redeemable noncontrolling interests	209	1,296	2,251

Net loss attributable to Ambrx Biopharma Inc. shareholders	$(68,079)	$(16,543)	$(20,062)

Net loss per share attributable to Ambrx Biopharma Inc. ordinary shareholders—basic and diluted	$(0.48)	$(0.14)	$(0.15)

Weighted-average ordinary shares used to compute net loss per share attributable to ordinary shareholders basic and diluted	143,175,224	115,677,467	136,103,550

Other comprehensive loss, net of tax:
Net loss	$(68,288)	$(17,839)	$(22,313)
Foreign currency translation adjustment	(18)	177	(41)

Comprehensive loss	(68,306)	(17,662)	(22,354)
Less: comprehensive loss attributable to the redeemable noncontrolling interests	208	1,276	2,257

Comprehensive loss attributable to Ambrx Biopharma Inc.	$(68,098)	$(16,386)	$(20,097)

See accompanying notes to the consolidated financial statements.

F-
4

AMBRX BIOPHARMA INC.
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE NONCONTROLLING INTERESTS, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
(in thousands of USD, except share data)

	Redeemable Noncontrolling Interests	Series A Preferred Shares		Series B Preferred Shares				Additional Paid- in-Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
		Shares	Amount	Shares	Amount	Ordinary Shares	Par Value
Balance as of January 1, 2019	$4,820	—	$—	—	$—	136,103,550	$14	$161,432	$(808)	$(108,948)	$51,690
Share-based compensation	—	—	—	—	—	—	—	1,831	—	—	1,831
Foreign currency translation adjustments	(6)	—	—	—	—	—	—	—	(35)	—	(35)
Net loss	(2,251)	—	—	—	—	—	—	—	—	(20,062)	(20,062)

Balance as of December 31, 2019	2,563	—	—	—	—	136,103,550	14	163,263	(843)	(129,010)	33,424
Share-based compensation	—	—	—	—	—	—	—	1,217	—	—	1,217
Issuance of ordinary shares upon exercise of options	—	—	—	—	—	3,000	—	—	—	—	—
Redesignation of ordinary shares into preferred shares	—	135,936,550	157,689	—	—	(135,936,550)	(14)	(157,675)	—	—	(157,689)
Issuance of Series B Preferred Shares	—	—	—	57,575,008	95,342	—	—	—	—	—	—
Foreign currency translation adjustments	20	—	—	—	—	—	—	—	157	—	157
Net loss	(1,296)	—	—	—	—	—	—	—	—	(16,543)	(16,543)

Balance as of December 31, 2020	1,287	135,936,550	157,689	57,575,008	95,342	170,000	0	6,805	(686)	(145,553)	(139,434)
Share-based compensation	—	—	—	—	—	—	—	11,856	—	—	11,856
Conversion of preferred stock into ordinary shares upon closing of initial public offering	—	(135,936,550)	(157,689)	(57,575,008)	(95,342)	193,511,558	19	253,012	—	—	253,031
Issuance of ordinary shares and overallotment option in an initial public offering for cash	—	—	—	—	—	49,000,000	5	113,149	—	—	113,154
Issuance of ordinary shares upon exercise of overallotment option	—	—	—	—	—	6,249,817	1	14,946	—	—	14,947
Issuance of ordinary shares for cash	—	—	—	—	—	21,189,173	2	20,493	—	—	20,495
Accretion of redeemable noncontrolling interests to fair value	42,324	—	—	—	—	—	—	(42,324)	—	—	(42,324)
Settlement of redeemable noncontrolling interests	—	—	—	—	—	—	—	85	(85)	—	—
Reclassify NCI to current liability	(43,403)	—	—	—	—	—	—	—	—	—	—
Reclassify freestanding forward sale contract upon settlement of redeemable noncontrolling interests	—	—	—	—	—	—	—	26,340	—	—	26,340
Foreign currency translation adjustments	1	—	—	—	—	—	—	—	(19)	—	(19)
Net loss	(209)	—	—	—	—	—	—	—	—	(68,079)	(68,079)

Balance as of December 31, 2021	$—	—	$—	—	$—	270,120,548	$27	$404,362	$(790)	$(213,632)	$189,967

See accompanying notes to the consolidated financial statements.

AMBRX BIOPHARMA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of USD)

	Years Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net loss	$(68,288)	$(17,839)	$(22,313)
Noncash adjustments reconciling net loss to cash flows from operating activities:
Depreciation and amortization	550	492	602
Amortization of intangible assets	1,604	1,451	1,451
Loss on impairment of intangible assets	513	—	—
Change in fair value of redeemable noncontrolling interests	3,903	—	—
Noncash lease expense	1,582	1,478	1,477
Loss on disposal of property and equipment	—	—	11
Share-based compensation expense	11,856	1,217	1,831
Changes in operating assets and liabilities:
Accounts receivable, net	(811)	415	(762)
Prepaid and other current assets and other long-term assets	(2,629)	(961)	1,491
Accounts payable	2,403	(3,247)	3,776
Accrued liabilities	10,502	(610)	302
Deferred revenue	(4,083)	(1,280)	11,011
Operating lease liabilities	(1,742)	(1,692)	(1,642)

Net cash used in operating activities	(44,640)	(20,576)	(2,765)

Cash flows from investing activities:
Purchases of property and equipment	(1,956)	(252)	(48)
Acquisition of intangible assets	(1,250)	—	—

Net cash used in investing activities	(3,206)	(252)	(48)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	95,678	—
Proceeds from issuance of ordinary shares, net of issuance costs	148,732	—	—
Proceeds from payroll protection program loan	—	1,339	—
Payments to acquire the Shanghai noncontrolling interests	(20,966)	—	—
Repayment of payroll protection program loan	—	(1,339)	—
Payments of costs for the issuance of Series B preferred shares	(339)	—	—

Net cash provided by financing activities	127,427	95,678	—

Effect of exchange rate changes on cash, cash equivalents and restricted cash	47	165	(38)

Net increase in cash, cash equivalents and restricted cash	79,628	75,015	(2,851)
Cash, cash equivalents and restricted cash, beginning of period	91,278	16,263	19,114

Cash, cash equivalents and restricted cash, end of period	$170,906	$91,278	$16,263

Supplemental information:
Cash paid for interest	$—	$7	$—

Cash paid for income taxes	$1	$1	$1

Noncash investing and financing activities:
Deferred initial public offering costs in accounts payable and accrued liabilities	$136	$—	$—

Property and equipment costs in accounts payable and accrued liabilities	$727	$—	$—

Conversion of convertible preferred shares into ordinary shares	$253,031	$—	$—

Accretion of redeemable noncontrolling interests to fair value	$42,324	$—	$—

Reclassification of redeemable noncontrolling interests from temporary equity to current liabilities	$43,403	$—	$—

ROU assets and lease liabilities obtained through reassessment of an existing lease	$11,455	$—	$—

Reclassification of accumulated other comprehensive loss upon settlement of redeemable noncontrolling interests	$85	$—	$—

Reclassification of ordinary shares proceeds associated with the designation of ordinary shares into Series A preferred shares	$—	$157,689	$—

Preferred issuance costs in accounts payable	$—	$339	$—

See accompanying notes to the consolidated financial statements.

F-
6

AMBRX BIOPHARMA INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business and Basis of Presentation
Description of Business
Ambrx Biopharma Inc. (Ambrx or the Company) is a clinical-stage biologics company focused on discovering and developing a novel class of engineered precision biologics using its proprietary expanded genetic code technology platform that allows it to incorporate, in a site-specific manner, synthetic amino acids that do not exist in nature, into proteins within living cells.
Ambrx commenced its operations in the United States in January 2003 when Ambrx Inc. (Ambrx US), was incorporated in Delaware. In May 2015, Ambrx incorporated under the laws of the Cayman Islands and has become the ultimate holding company (Ambrx Cayman) through a series of transactions. As of the date of these consolidated financial statements, the Company owned 100% of Shanghai Ambrx Biopharma Company Limited (Ambrx Shanghai) (see
Reorganization
discussion below) and Biolaxy Pharmaceutical Hong Kong Limited, a company incorporated in Hong Kong (Ambrx HK). Ambrx HK owned 100% of Ambrx US, and Ambrx US owned 100% of Ambrx Australia Pty Limited (Ambrx AU), a company incorporated in Australia. Ambrx US is based in San Diego, California.
Prior to Ambrx Shanghai becoming a wholly owned subsidiary (see
Reorganization
discussion below), the Company had recognized redeemable noncontrolling interests in its consolidated financial statements for the 11% it did not directly own. As of June 30, 2021, the Company no longer recognizes redeemable noncontrolling interests in its consolidated financial statements.
Reorganization
During the second quarter of 2021, the Company completed a reorganization of its corporate structure (the Reorganization). The Reorganization primarily related to the Company’s redeemable noncontrolling interests (RNCI), which represented the approximately 11% equity interest in the Company’s subsidiary, Ambrx Shanghai, that was not attributable, either directly or indirectly, to the Company, and was recognized separately from the Company’s controlling interest within its consolidated financial statements.
In April 2021, the Company purchased all outstanding shares of Ambrx HK from Ambrx Shanghai for an aggregate purchase price of $
190.0
million, through the issuance of a promissory note to Ambrx Shanghai by Ambrx for the purchase price. This promissory note was settled in the first quarter of 2022, through the payment of $
24.0
million in cash by Ambrx to Ambrx Shanghai and a capital reduction in Ambrx Shanghai of $
166.0
million (the Loan Settlement and Capital Reduction). In connection with the Loan Settlement and Capital Reduction, the Company paid approximately $
1.0
million in fees and interest in connection with the credit facility utilized by Ambrx to effect the capital reduction in Ambrx Shanghai.
As a result of these common control transactions, Ambrx Shanghai and Ambrx HK both became wholly owned subsidiaries of Ambrx in April 2021.
In connection with the Reorganization, the Company and the approximately
11
% minority shareholders of Ambrx Shanghai (the Shanghai Shareholders) signed the Reorganization agreements dated March 23, 2021; as amended in April 2021. During the second quarter of 2021, in accordance with the Reorganization agreements, the Company (a) paid the Shanghai Shareholders an aggregate of approximately $
21.0
 million for the purchase of Company’s RNCI, and (b) sold to certain of the Shanghai Shareholders an aggregate of
2,004,879
ordinary shares for aggregate gross proceeds of approximately $
2.1
 million.
Prior to the execution of the Reorganization agreements, the Company’s RNCI was classified outside of permanent equity because, upon certain contingent events that were not solely within the Company’s control, it may have been required to purchase the RNCI. Through December 31, 2020, the Company did not adjust the carrying value of the RNCI to its redemption value since a certain contingent event was not

F-
7

probable of occurrence. Through March 31, 2021, revenues, expenses, gains, losses, net loss and other comprehensive loss were reported in the consolidated financial statements at the consolidated amounts, which included the amounts attributable to both the controlling and redeemable noncontrolling interests.
Upon execution of the Reorganization agreements, the Company’s RNCI became mandatorily redeemable as the Company became contractually obligated to purchase the RNCI. Therefore, the Company reclassified the RNCI from outside of permanent equity to a current liability upon which the RNCI was no longer subject to allocation of losses or other comprehensive losses. The Company identified two forward contracts embedded within the RNCI (the Forward Contracts). The first forward contract is the forward purchase contract for the Company to purchase all the RNCI from the Shanghai Shareholders for a fixed price of $
36.7
 million (the Forward Purchase Contract), and the second forward contract is the forward sale contract for the Company to sell a fixed number of ordinary shares to the Shanghai Shareholders for a fixed price of $
36.0
 million (the Forward Sale Contract).
The Forward Contracts were determined to be embedded in the Company’s RNCI (the Combined RNCI). Upon the execution of the Reorganization agreements, the Combined RNCI was reclassified from temporary equity to a current liability at fair value of $43.4 million in the Company’s consolidated balance sheets. The initial fair value of the Combined RNCI was determined using level three inputs including equity value of the Company determined using combinations of income and market approaches and estimated expiration term. Subsequent changes in fair value of the Combined RNCI were recorded as a component of other (expense) income, net, in the consolidated statements of operations and comprehensive loss until the liability was fully settled in June 2021.
In April 2021, the Company and the Shanghai Shareholders amended the Reorganization agreements to reduce the purchase price of both the Forward Purchase Contract and the Forward Sale Contract by $15.7 million (the Amendment). The Amendment resulted in a $0.3 million decrease in the fair value of the Combined RNCI liability.
During 2021, the Company recorded a $3.9 million loss in changes in fair value associated with the Combined RNCI. Upon the $21.0 million cash settlement of the RNCI during the second quarter of 2021, the Forward Sale Contract was determined to meet the scope exception in ASC
815-10
–
Derivatives and Hedging
for equity classification and was determined to be an equity classified freestanding financial instrument in accordance with ASC 480 –
Distinguishing Liabilities from Equity
. Accordingly, the Company reclassified the fair value associated with the Forward Sale Contract of $26.3 million to additional paid-in-capital
in the consolidated balance sheets.
Initial Public Offering
In June 2021, the Company completed its initial public offering (the IPO) of 7,000,000 American depository shares (ADS) at an offering price of $18.00 per ADS. Each ADS represents seven ordinary shares. Proceeds from the IPO were approximately $113.2 million, net of underwriting discounts and commissions of $8.8 million and offering-related transaction costs, including direct legal, accounting and other professional fees incurred of approximately $4.0 million. In connection with the IPO, the Company’s outstanding convertible preferred shares were automatically converted into 193,511,558 ordinary shares and were reclassified into permanent shareholders’ equity. Following the IPO, there were no convertible preferred shares outstanding.
In July 2021, the underwriters exercised their overallotment option to purchase 892,831 ADS at the initial offering price of $18.00 for net proceeds to the Company of $14.9 million after underwriters’ discounts.
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company’s

F-
8

consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The Company’s operating currency is the U.S. Dollar. Prior to June 30, 2021, in general, the functional currency of the Company’s subsidiaries is the U.S. Dollar; however, for Ambrx Shanghai the functional currency was the local currency. Consequently, through June 30, 2021, assets and liabilities for Ambrx Shanghai were translated into U.S. Dollars, and the effects of foreign currency translation adjustments were included as a component of accumulated other comprehensive loss within the Company’s consolidated statements of changes in redeemable noncontrolling interests, convertible preferred shares and shareholders’ equity (deficit). Effective July 1, 2021, the functional currency for all the Company’s subsidiaries is the USD. As such, the Company no longer recognizes translation adjustments as a component of accumulated other comprehensive loss, rather all adjustments are recorded in other expense, net, in the consolidated statements of operations and comprehensive loss.
Liquidity and Capital Resources
The Company has incurred net operating losses and negative cash flows from operations since its incorporation in 2015 and had an accumulated deficit of $213.6 million as of December 31, 2021. As of December 31, 2021, the Company had cash and cash equivalents of $170.1 million. Management believes its existing financial resources are sufficient to continue operating activities for at least 12 months past the issuance date of these financial statements. Future capital requirements will depend on many factors, including the timing and extent of spending on research and development (R&D) activities and the market acceptance of the Company’s products, if approved.
Until such time the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through public or private equity or debt financings or other capital sources, which may include strategic collaborations or other arrangements with third parties. The Company may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If the Company is unable to raise capital or enter into such agreements as and when needed, the Company may have to significantly delay, scale back or discontinue the development or commercialization of one or more of its product candidates. Insufficient liquidity may also require the Company to relinquish rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise choose. The Company’s ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing
COVID-19
pandemic and Delta variant or otherwise.

2.	Summary of Significant Accounting Policies
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto. Accounting estimates affecting amounts reported or disclosed in the consolidated financial statements include, but are not limited to: the discount rate used in estimating the present value of the right-of-use
(ROU) assets and lease liabilities, the useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, estimates and assumptions used in estimating the fair value of the redeemable noncontrolling interests, clinical trial accruals, periods over which revenue should be recognized, estimates of transaction price and assumptions used in estimating the fair value of share-based compensation expense. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances and adjusts when facts and circumstances dictate. The estimates are the basis for making judgments about the carrying values of assets and liabilities and to record expenses that are not readily apparent from other sources. As future events and their effects cannot be determined with precision, actual results may materially differ from those estimates or assumptions.

F-
9

Segment Reporting
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, who is the Chief Executive Officer of the Company, in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment.
Risk and Uncertainties
Since December 2019,
COVID-19,
a novel strain of coronavirus has become a global pandemic. The virus continues to spread globally, has been declared a pandemic by the World Health Organization and has spread to over 100 countries, including the United States. The impact of this pandemic has been and will likely continue to be extensive in many aspects of society, which has resulted in and will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world.
The full extent to which the
COVID-19
pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses, clinical trials and R&D costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning
COVID-19
and the actions taken to contain or treat
COVID-19,
as well as the economic impact on local, regional, national and international markets.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash and accounts receivable which are generally not collateralized. Deposits in the Company’s checking and money market accounts are maintained in federally insured financial institutions and are subject to federally insured limits or limits set by Securities Investor Protection Corporation.
The Company has not experienced any losses in such accounts and believes it is not exposed to significant concentrations of credit risk on its cash, cash equivalents and restricted cash balances due to the financial position of the depository institutions in which these deposits are held.
During the year ended December 31, 2021, revenues from the Company’s top two customers represented 56.8% and 35.8% of total revenues, respectively. During the year ended December 31, 2020, revenues from the Company’s top three customers represented 53.3%, 31.9% and 12.1% of total revenues, respectively. During the year ended December 31, 2019, revenues from the Company’s top three customers represented 37.4%, 33.9% and 24.4% of total revenues, respectively.
As of December 31, 2021, billed accounts receivable for two customers represented 74.6% and 21.3% of total billed receivables, respectively. As of December 31, 2020, billed accounts receivable for two customers represented 64.0% and 26.3%, respectively, of total billed receivables.
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents consist of readily available cash in checking accounts and money market funds, with original maturities less than three months. As of December 31, 2021 and 2020, the Company’s restricted cash consists of cash related to the Company’s clinical trials.

F-
10

The following table provides a reconciliation of cash, cash equivalents and restricted cash, reported within the consolidated statements of cash flows for the periods presented (in thousands):

	December 31,
	2021	2020
Cash and cash equivalents	$170,064	$90,462
Restricted cash	842	816

Total cash, cash equivalents, and restricted cash presented in the consolidated statements of cash flows	$170,906	$91,278

Accounts Receivable, Net
Accounts receivable, net are recorded net of any allowance for current expected credit losses measured based on historical experience, current conditions, and reasonable and supportable forecasts. As of December 31, 2021 and 2020, the Company has determined an allowance for expected credit losses is not material.
Noncontrolling Interests
Through March 31, 2021, revenues, expenses, gains, losses, net loss and other comprehensive loss were reported in the consolidated financial statements at the consolidated amounts, which included the amounts attributable to both the controlling and redeemable noncontrolling interests.
Prior to March 2021, the Company’s noncontrolling interest was redeemable and classified outside of permanent equity because upon certain contingent events not being solely within the Company’s control and it may be required to purchase the Company’s RNCI. In March 2021, upon execution of the Reorganization agreements, the Company’s noncontrolling interests became mandatorily redeemable with embedded derivatives and were therefore reclassified from outside of permanent equity to a current liability until settlement at which time the RNCI was no longer subject to allocation of losses or other comprehensive loss.
Contract Balances
The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities) on the consolidated balance sheet, recorded on a contract-by-contract
basis at the end of each reporting period.
The majority of the Company’s contract amounts are invoiced as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or upon achievement of contractual milestones. Billing sometimes occurs subsequent to revenue recognition, resulting in contract assets. These contract assets are referred to as unbilled receivables and are reported within prepaid expenses and other current assets on the consolidated balance sheets.
Contract liabilities from the Company’s R&D agreements (R&D Agreements) arise when amounts invoiced to customers exceed revenues recognized based upon measure of progress achieved. Contract liabilities additionally include advanced payments from customers on certain contracts. Contract liabilities decrease as the Company’s recognize revenue from the satisfaction of the related performance obligation. Contract liabilities are included in deferred revenue, current portion and deferred revenue, net of current portion on the consolidated balance sheets.
Property and Equipment, Net
Property and equipment generally consist of research equipment, computer equipment and software and office furniture, and are recorded at cost and depreciated over the estimated useful lives of the assets

F-1
1

(generally three to eight years) using the straight-line method. Leasehold improvements are stated at cost and are amortized on a straight-line basis over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Repairs and maintenance costs are charged to expense as incurred and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheets and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss in the period realized.
Depreciation is calculated over their estimated useful lives as follows:

Laboratory Equipment	5 years
Computer, software and office equipment	3 – 8 years
Furniture and fixtures	5 years
The useful life of an asset is reviewed annually. Gains or losses arising from the retirement or disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss on the date of retirement or disposal.
Intangible Assets
The Company records its intangible assets based on their fair values at the date of acquisition. The Company’s finite lived intangible assets related to acquired technologies has estimated remaining useful lives between four to 13 years as of December 31, 2021, and 10 to 14 years as of December 31, 2020. Amortization expense for the Company’s finite lived intangible assets is charged to research and development expense in the consolidated statements of operations and comprehensive loss on a straight-line basis over the assets’ estimated useful lives.
Impairment losses on finite-lived intangible assets are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. During the fourth quarter of 2021, the Company determined the estimated undiscounted future cash flows of one of its acquired technology intangible assets was less than the carrying amount and therefore impaired the asset’s net carrying value of $0.5 million, which is included in research and development expenses in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2021. While the Company’s current and historical operating losses and negative cash flows are possible indicators of impairment, management believes future cash flows to be generated by its remaining long-lived assets support the carrying value. The Company did not recognize any impairment losses related to their finite lived intangible assets during the year ended December 31, 2020.
On February 3, 2022, the Company received a Notice of Termination of Collaboration and License agreement (Relaxin) Between BMS and Ambrx (the Relaxin Agreement) from BMS (BMS’ Termination Notice) to be effective three months from receipt. As of December 31, 2021, the Company had acquired technologies associated with the BMS Relaxin Agreement (the BMS IA) of approximately $2.5 million. Due to BMS’ Termination Notice and the Company’s determination the asset had no alternative future use, the Company concluded the net carrying value the BMS IA had was less than the estimated discounted cash flows and therefore will record an impairment charge of $
2.5 million during the first quarter of 2022.
The Company’s intangible assets also include acquired
in-process
research and development (IPR&D) from a business combination, which is recognized as an indefinite lived intangible asset until completion or abandonment of the related R&D activities. When the related R&D is completed, the IPR&D intangible asset is reclassified as a finite-lived intangible asset and amortized over the remaining useful life. The Company’s acquired IPR&D is tested for impairment annually or more frequently if events or changes in circumstances between annual tests indicate that the asset may be impaired. Based on the Company’s annual

F-1
2

impairment test, the Company did not
recognize any impairment losses related to their acquired IPR&D during the years ended December 31, 2021, 2020 and 2019.
Fair Value of Financial Instruments
The carrying amounts of the Company’s consolidated financial instruments, including cash equivalents, accounts receivables, accounts payable and accrued liabilities, approximate their fair values due to their short-term maturities.
Clinical Trial Accruals
As part of the process of preparing the consolidated financial statements, the Company is required to estimate expenses resulting from obligations under contracts with vendors, clinical research organizations, consultants and under clinical site agreements relating to conducting clinical trials. The financial terms of these contracts vary and may result in payment flows that do not match the periods over which materials or services are provided under such contracts.
The Company’s objective is to reflect the appropriate clinical trial expenses in its consolidated financial statements by recording those expenses in the period in which services are performed and efforts are expended. The Company accounts for these expenses according to the progress of the clinical trial as measured by patient progression and the timing of various aspects of the trial. Management determines accrual estimates, as of each balance sheet date, through discussions with applicable personnel and outside service providers as to the progress of clinical trials. During a clinical trial, the Company adjusts the clinical expense recognition if actual results differ from its estimates.
Right-of-Use
Assets, net and Lease Liabilities
The Company determines if an arrangement is a lease at the inception of the contract. The asset component of the Company’s operating leases is recorded as a right-of-use
(ROU) asset, and the liability component is recorded as current portion of operating lease liabilities and operating lease liabilities, net of current portion, in the Company’s consolidated balance sheets.
At the commencement, reassessment or modification date, the cost of the ROU asset includes all the following, if any: the amount of the initial measurement of the lease liability, any lease payments made to the lessor at or before the commencement date minus any lease incentive received and any initial direct costs incurred by the lessee. Operating lease liabilities are recognized based on the present value of lease payments over the lease term at the commencement date. The Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments if an implicit rate of return is not provided within the lease contract. When evaluating its incremental borrowing rate, management considers its borrowing rate on external collateralized debt with a term commensurate with the lease term, if any, or in the absence of external debt, the average incremental borrowing rate of its peer group. These amounts are estimated at the inception of or upon reassessment of a lease arrangement.
Lease cost is recognized on a straight-line basis over the lease term, and includes amounts related to short-term leases. Variable lease costs, such as common area maintenance, real estate taxes and management fees which do not depend on an index or rate are recognized as incurred. Short-term leases of
 12
months or less are expensed as incurred, which approximates the straight-line basis due to the short-term nature of the leases. The Company has elected not to separate lease and non-lease components.
ROU assets and operating lease liabilities are remeasured upon reassessments of leases using the present value of remaining lease payments and estimated incremental borrowing rate upon lease reassessment. The Company reviews any changes to its lease agreements for potential modifications and/or indicators of impairment of the respective ROU asset. See Note 7,
 Leases
.

F-1
3

Convertible Preferred Shares
During 2021, the Company’s Series A and Series B convertible preferred shares were classified as temporary equity instead of shareholders’ equity (deficit) in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities, as the shares were conditionally redeemable upon certain change in control events that are outside the Company’s control, including the liquidation, sale, or transfer of control of the Company. Upon such change in control events, holders of the convertible preferred shares could cause its redemption. Upon completion of the Company’s IPO, the Series A and Series B convertible preferred shares converted to ordinary shares and are no longer outstanding.
Foreign Currency
The functional currency of Ambrx HK, Ambrx US and Ambrx AU is the U.S. Dollar. Through June 30, 2021, the functional currency for Ambrx Shanghai was the Chinese Renminbi. The financial statements of Ambrx Shanghai were translated into U.S. Dollars using exchange rates in effect at each period-end
for assets and liabilities and average exchange rates during the period for results of operations. The adjustment resulting from translating the financial statements of the Company’s then majority-owned subsidiary was reflected as a separate component of shareholders’ equity (deficit). Foreign currency transaction gains and losses were reported as other expense, net in the consolidated statements of operations and comprehensive loss. During the year ended December 31, 2021, the Company recognized aggregate losses of approximately $0.1 million and aggregate gains of approximately $8,400 on transactions denominated in foreign currencies. During the year ended December 31, 2020, the Company recognized aggregate losses of approximately $0.2 million and aggregate gains of approximately $38,000 on transactions denominated in foreign currencies. During the year ended December 31, 2019, the Company recognized aggregate losses of approximately $75,000 and aggregate gains of approximately $20,000 on transactions denominated in foreign currencies.
Other comprehensive loss related to the effects of foreign currency translation adjustments attributable to Ambrx during the years ended December 31, 2021 and 2020 were approximately $19,000 and 0.2 million, respectively.
Upon completion of the Reorganization, Ambrx Shanghai became the Company’s wholly owned subsidiary at which time their functional currency became the U.S. Dollar.
Revenue Recognition
The Company determines revenue recognition for arrangements within the scope of ASC 606,
Revenue from Contracts with Customers (Topic 606)
by performing the following five steps: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, a company satisfies a performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service and is the unit of accounting in Topic 606. A contract’s transaction price is allocated among each distinct performance obligation based on relative standalone selling price and recognized as revenue when, or as, the applicable performance obligation is satisfied.
The terms of our R&D Agreements include upfront fees, R&D funding or reimbursements, milestone and other contingent payments for the achievement of defined objectives and certain preclinical, clinical, regulatory and sales-based events, as well as royalties on sales of commercialized products. Agreements with certain upfront payments may require deferral of revenue recognition to a future period until the Company performs the obligations under these agreements. The Company uses the most likely amount method to estimate variable consideration for event-based milestones and other contingent payments and have been fully constrained given the degree of uncertainty around the occurrence of such events. The Company continues to re-evaluate
the transaction price in each reporting period as contingencies are

F-1
4

resolved and other changes in circumstances occur. The Company is required to adjust the transaction price for the effects of the time value of money if the timing of payments agreed to by the parties to the contract, explicitly or implicitly, provides the Company or its customer with a significant benefit of financing the transfer of goods or services. The Company concluded that its contracts with the customers do not contain a significant financing component because the payment structure of the R&D Agreements arises from reasons other than providing a significant benefit of financing.
Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenues.
R&D Agreements
The Company analyzes its R&D Agreements to assess whether they are within the scope of ASC 808,
Collaborative Arrangements (ASC 808)
, which includes determining whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed at contract inception and again, if changes in either the roles of the participants in the arrangement or the participants’ exposure to significant risks and rewards dependent on the ultimate commercial success of the arrangement are identified. For each of the periods presented, the Company determined that its contracts with customers do not fall within the guidance in ASC 808 as the Company is not exposed to significant risks that are dependent on commercial success of the collaborative activity.
License Fees
As part of the R&D Agreements, the Company licenses its intellectual property to customers for fees, which many times includes the receipt of upfront fees. If a license to the Company’s intellectual property is determined to be distinct from the other promises or performance obligations identified in the agreement, the Company recognizes revenue from non-refundable,
upfront fees allocated to the license when the license is transferred to the customer. In assessing whether a promise or performance obligation is distinct from the other promises, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the licensee and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the licensee can benefit from a promise for its intended purpose without the receipt of the remaining promise, whether the value of the promise is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise, and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. For those license related performance obligations that are satisfied over time, the Company measures progress through actual effort, including hours incurred, and an estimation of time to completion based on the budget and research workplan. Typical agreements require the transfer of knowledge so the customer can effectively use the license and the Company believes these measurements accurately represent the transfer of knowledge through its clinical research services. The Company evaluates the measure of progress each reporting period and, if circumstances change over time, the Company will update its measure of progress to reflect any changes in the outcome of the performance obligation and, therefore, adjust the measure of performance and related revenue recognition. The measure of progress, and thereby periods over which revenue should be recognized, is subject to estimates by management and may change over the course of the agreement. Such a change could have a material impact on the amount of revenues the Company records in future periods. During the second half of 2021, the Company re-evaluated
the measure of progress for a compound under one of its R&D Agreements, which resulted in an increased estimate in the timing and efforts of satisfaction of the Company’s performance obligations under the

F-1
5

agreement. This change did not have an impact on the

transaction price and/or the variable consideration to be received under the agreement. As a result of the re-evaluation,
the Company recognized a cumulative
catch-up
adjustment reducing revenue by approximately $1.4 million with an equal increase in total contract liabilities (i.e., deferred revenue) from upfront payments.
Reimbursements
As part of the R&D Agreements where the Company only provides R&D services, the Company is reimbursed by the customer for certain costs incurred as agreed to in the research plan. The Company elected the practical expedient for certain R&D reimbursements which allows it to recognize revenue in the amount for which the Company has a right to invoice if its right to consideration is an amount corresponding directly to the value of completed performance to date. The Company estimates variable consideration, if any, at contract inception and each reporting period, to determine if there were any changes in the transaction price. The transaction price will be adjusted to the extent the risk of significant revenue reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones are subsequently resolved. Any such adjustments are recorded on a cumulative catch-up
basis and revenues and earnings are impacted in the period of adjustment.
Milestones and Other Contingent Payments
At the inception of each R&D Agreement that includes milestones and other contingent payments, the Company evaluates whether the milestones or other contingent payments are considered probable of being achieved and estimates the amount to be included in the initial transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated value is included in the transaction price. Milestones or other contingent payments are only included in the transaction price to the extent the risk of a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the milestones are subsequently resolved. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular contingency in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones and other contingencies subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up
basis and revenues and earnings are impacted in the period of adjustment.
Sales-Based Milestones and Royalties on Sales of Commercialized Products
For R&D Agreements that include sales-based milestone payments and royalties which are the result of a customer-vendor relationship and for which the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied.
R&D Services
The promises under the Company’s agreements may include R&D services to be performed by the Company on behalf of the counterparty. If these services are determined to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes the transaction price allocated to these services as revenue over time based on an appropriate measure of progress of the performance. If these services are determined not to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes the transaction price allocated to the combined performance obligation as the related performance obligation is satisfied. For those R&D services

F-1
6

that are satisfied over time, the Company, measures progress through actual effort, including hours incurred, and an estimation of time to completion based on the budget and research workplan. Typical agreements require the transfer of knowledge and development of drug products and the Company believes these measurements accurately represent the transfer of clinical research services.
Customer Options
If an arrangement contains customer options, the Company evaluates whether the options are material rights because they allow the customer to acquire additional goods or services for free or at a discount incremental to the range of discounts typically given to similar class of customers. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. The Company allocates the transaction price to material rights based on the relative stand-alone selling price, which is determined based on the identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the future goods or services are transferred or expiration of the option. If the options are deemed not to be a material right, they are excluded as performance obligations at the outset of the arrangement.
Research and Development Expense
Research and development expenses consist primarily of costs incurred in connection with the development of the Company’s technology platform, product candidates, discovery efforts and preclinical and clinical development of its product candidates. The Company’s research and development expenses include third-party costs with CROs and others conducting R&D activities and clinical trials on the Company’s behalf, manufacturing costs, outside consultant costs, laboratory supply and clinical trial material costs, and license payments for intellectual property used in R&D activities. The Company’s R&D expenses also include personnel costs, such as salaries, benefits, and other employee related costs, including share-based compensation, for personnel engaged in the Company’s R&D functions, amortization of finite-lived intangible assets, facility and equipment related costs, which include depreciation and amortization costs and expenses for rent and maintenance of facilities and other operating costs if specifically, identifiable to R&D activities.
General and Administrative Expense
General and administrative expenses include personnel costs, such as salaries and other related costs, including share-based compensation, for personnel in the Company’s executive, finance, business development, information technology, human resources, operations and administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters, professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses facilities-related costs, which include depreciation costs and expenses for rent and maintenance of facilities, and other operating costs that are not specifically attributable to research activities.
Patent Expenses
The Company expenses all costs as incurred in connection with patent applications (including direct application fees, and the legal and consulting expenses related to making such applications) and such costs are included in general and administrative expenses in the accompanying statements of operations.
Share-Based Compensation
Share-based compensation expense related to share options and employee share purchase plan rights is measured based on estimating the grant date fair value using the Black-Scholes option pricing model.

F-1
7

The Company recognizes share-based compensation expense on a straight-line basis based upon the grant date fair value. For awards whose vesting is based upon satisfaction of both a requisite service period and a performance criterion, the Company records share-based compensation expense on a straight-line basis until the earlier of the completion of the explicit service period or the achievement of the performance criteria. Performance criteria for awards subject to regulatory approval do not become probable of occurrence until the board of director’s reviews and approves the satisfaction of the performance criteria. The Company records forfeitures when they occur. See Note 10 –
Share-based Compensation
for information on the assumptions used in determining the grant date fair value.
Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and the tax reporting basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized. When the Company establishes or reduces the valuation allowance against its deferred tax assets, its provision for income taxes will increase or decrease, respectively, in the period such determination is made.
The accounting guidance for uncertainty in income taxes prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities based on the technical merits of the position.
Noncontrolling Interests
The Company’s noncontrolling interests represented the approximately 11% equity interest in a subsidiary not attributable, either directly or indirectly, to the Company, and was recognized separately from the Company’s controlling interest within its consolidated financial statements. Revenues, expenses, gains, losses, net loss and other comprehensive loss were reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to both the controlling and redeemable noncontrolling interests.
The Company’s noncontrolling interest was redeemable and classified outside of permanent equity because, upon certain contingent events that are not solely within the Company’s control, it may have been required to purchase the redeemable noncontrolling shareholders’ interests.
The Company did not adjust the carrying values of the redeemable noncontrolling interests to its redemption prior to the Reorganization, when Ambrx Shanghai became a wholly owned subsidiary of the Company and therefore, the redeemable noncontrolling interest was settled.
Net Loss Per Share Attributable to Ambrx Biopharma Inc Ordinary Shareholders
Prior to the completion of the IPO, the Company followed the two-class
method when computing net loss per share attributable to Ambrx shareholders as the Company had issued Series A and Series B convertible preferred shares (Preferred Shares), which met the definition of participating securities. The Company’s Preferred Shares entitled the holders to participate in dividends, when and if declared, but did not require the holders to participate in losses of the Company. Accordingly, if the Company reported a net loss attributable to holders of the Company’s ordinary shares, net losses were not allocated to holders of the Preferred Shares. Upon closing of the Company’s IPO, all Series A and Series B convertible preferred shares converted into ordinary shares of the Company on a one-for-one
basis. See the Initial Public Offering discussion within Note 1 –
Description of Business and Basis of Presentation
.

F-1
8

Basic net loss per ordinary share is calculated by dividing the net loss attributable to ordinary Ambrx shareholders by the weighted-average number of ordinary shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares and potentially dilutive securities outstanding for the period determined using the treasury-stock and if-
converted methods. For purposes of the diluted net loss per share calculation, potentially dilutive securities are excluded from the calculation of diluted net loss per share because their effect was anti-dilutive and therefore, basic and diluted net loss per share were the same for all periods presented.
Potentially dilutive securities excluded from the calculation of diluted net loss per share included options to purchase 34,200,976, 28,377,521 and 11,192,556 ordinary shares for the years ended December 31, 2021, 2020 and 2019, respectively.
Recent Accounting Pronouncements
Recently Adopted
Effective January 1, 2021, the Company adopted Accounting Standards Update (ASU)
No. 2019-12,
Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes (ASU
No. 2019-12).
ASU
No. 2019-12
removes the exception to the incremental approach of intra-period tax allocation when there is a loss from continuing operations and income or gain from other items (for example, other comprehensive loss). The adoption of ASU
No. 2019-12
did not have a material impact on the Company’s consolidated financial statements.
Effective January 1, 2021, the Company early adopted ASU No.
2020-06, Accounting
for Convertible Instruments and Contracts in an Entity’s Own Equity, using the full retrospective approach, which was part of an overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. The adoption of ASU
No. 2020-06
did not have a material impact on the Company’s consolidated financial statements.
Recently Issued
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board or other standards setting bodies that are adopted as of the specified effective date. The Company believes the impact of recently issued standards and any not yet effective will not have a material impact on its consolidated financial statements upon adoption.
3.	Balance Sheets Details
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2021	2020
Prepaid R&D costs	$2,467	$508
Prepaid insurance and service contracts	1,860	118
Tax receivable	104	554
Other	230	191

Total	$4,661	$1,371

F-1
9

Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	December 31,
	2021	2020
Laboratory equipment	$6,851	$4,345
Computers, software and office equipment	489	438
Leasehold improvements	384	295
Office furniture and fixtures	126	88

	7,850	5,166
Accumulated depreciation and amortization	(4,866)	(4,316)

Total	$2,984	$850

Depreciation and amortization expense for property and equipment is disclosed on the consolidated statements of cash flows.
Accrued Liabilities
Accrued liabilities consisted of the following (in thousands):

	December 31,
	2021	2020
Accrued R&D costs (1)	$9,043	$418
Accrued compensation	3,664	790
Accrued audit, tax and filing fees	556	381
Accrued other	862	786

Total	$14,125	$2,375

(1)	Includes $250 and $168 of accrued R&D costs due to related parties as of December 31, 2021 and 2020, respectively.
Paycheck Protection Program
On May 2, 2020, the Company obtained an unsecured $1.3 million loan through Bank of America, N.A. under the Paycheck Protection Program (the PPP Loan) pursuant to the Coronavirus Aid, Relief,
and

Economic Security Act (CARES Act). In November 2020
, the Company repaid the full principal amount of the PPP Loan ($1.3 million) and an immaterial amount of accrued interest. Effective December 3
, 2020
, the U.S. Small Business Administration confirmed the PPP loan had been repaid.
In connection with the CARES Act, the Company has deferred approximately $0.3 million in employer related payroll taxes, of which approximately 52% was paid during 2021
, the remaining 48% is expected to be paid in 2022
. As of December 31
, 2021
, deferred taxes under the CARES Act are classified in accrued liabilities in the consolidated balance sheets.

F-
20

4.	Intangible Assets, Net
The following table summarizes the Company’s intangible assets, net as of December 31, 2021 (in thousands, except years):

	Weighted- Average Remaining Contractual Life (in Years)	Gross Carrying Amount	Additions	Impairment	Accumulated Amortization	Intangible Assets, net
Acquired technologies	9.7	$23,870	$1,250	$(513)	$(9,585)	$15,022
IPR&D		20,940	—	—	—	20,940

Total		$44,810	$1,250	$(513)	$(9,585)	$35,962

See Intangible Assets discussion in Note 2 –
Summary of Significant Accounting Policies
for discussion of the impairment during the fourth quarter of 2021.
The following table summarizes the Company’s intangible assets, net as of December 31, 2020 (in thousands, except years):

	Weighted-Average Remaining Contractual Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, net
Acquired technologies	11.2	$23,870	$(7,981)	$15,889
IPR&D		20,940	—	20,940

Total		$44,810	$(7,981)	$36,829

Amortization expense for intangible assets is disclosed on the consolidated statements of cash flows.
Future amortization expense is as follows (in thousands):

Year ending December 31,
2022	$1,681
2023	1,681
2024	1,681
2025	1,681
2026	1,416
Thereafter	6,882
Total	$15,022

F-2
1

5.	Fair Value Measurements
In accordance with the authoritative guidance for financial assets and liabilities measured at fair value on a recurring basis ASC 800,
Fair Value Measurement
, the Company determines fair value based on the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants, and prioritizes the inputs used to measure fair value from market-based assumptions to entity specific assumptions:

Level 1 :	Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

Level 2 :	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 :	Inputs which reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument’s valuation.

As of December 31, 2021 and December 31, 2020, the Company had $162.6 million and $83.1 million, respectively, in cash equivalents (Level 1) and no liabilities measured at fair value on a recurring basis as of both December 31, 2021 and December 31, 2020. The Company’s cash equivalents consist of money market funds. Money market funds are valued using quoted prices for identical assets in an active market with sufficient volume and frequency of transactions (Level 1).

6.	Commitments and Contingencies
During the years ended December 31, 2021, 2020 and 2019, the Company recognized license and maintenance fees, in research and development expenses, under the Company’s license agreements of $0.3 million, $0.1 million and $2.5 million. During each of the years ended December 31, 2021 and 2020, the Company did not recognize royalty fees
. During the year ended December 31, 2019, the Company recognized royalty fees of approximately $0.2 million.
Intellectual Property Licenses
Lonza
On December 11, 2019, the Company entered into a commercial license agreement with Lonza Sales AG (Lonza) for a fully paid-up
license to use Lonza’s GS System with the Company’s
non-natural
amino acid technology (the 2019 Agreement). This agreement replaces the prior agreements the Company entered into with Lonza for the GS system in 2009 and 2015. The 2019 Agreement, as amended, includes an option to evaluate and sublicense Lonza’s piggyBac Expression Technology Patent Rights with the Company’s technology. Under the 2019 Agreement, the Company paid a license fee of approximately 2.0 million Swiss Francs (or approximately $2.1 million) for the fully paid license to the GS System and has an option to a license to Lonza’s piggyBac technology with the Company’s non-natural
amino acid technology for an additional 1.5 million Swiss Francs (approximately $1.6 million as of December 31, 2021). During the years ended December 31, 2021, 2020 and 2019, the Company paid aggregate license fees of approximately $0, $2.3 million and $0.2 million, respectively, under the Lonza agreements.
As of December 31, 2021, the Company had not exercised the option for Lonza’s piggyBac technology. The Company is currently in discussions with Lonza to extend the option period.

F
-2
2

The Scripps Research Institute (TSRI)
In August 2003, the Company entered into a license agreement, with TSRI for the development and commercialization and right to sublicense products using TSRI materials and technology (the TSRI
Agreement). Under the TSRI Agreement, the Company is obligated to pay royalties in the low single-digits based on the amount of annual sales for licensed products and sublicensing royalties of licensed products in the low single-digits on annual sublicensing revenues, if any. During the years ended
December 31, 2021, 2020, and 2019,
 the Company paid approximately $1.7 million, $0.1 million and $0, respectively. As of December 31, 2021 and 2020, the Company had accrued sublicensing fees of $0 and $0.4 million, respectively.
The California Research Institute of Biomedical Research (Calibr) a Division of The Scripps Research Institute
In August 2013, as amended, the Company entered into a collaborative license agreement with Calibr, pursuant to which the Company granted Calibr a non-exclusive
research license to certain of our patents,
know-how
and materials, and Calibr granted the Company a perpetual, irrevocable, worldwide, non-exclusive
license, for internal research purposes only, to certain inventions, patents and technology controlled by Calibr and associated with a research plan approved by a joint steering committee (the Calibr Agreement). In addition, Calibr granted the Company an exclusive option to acquire a perpetual, irrevocable, worldwide license to certain potential inventions, patents and other intellectual property associated with a research plan approved by a joint steering committee. The collaboration focuses on projects related to novel molecular targets, polypeptide conjugates and enabling technologies.
In September 2017, the Company received notification from Calibr of its desire to develop Scripps-CCW702 to the end of Phase 1 human clinical trials and/or thereafter license the program for further development and commercialization (the 2017 Letter). Notice automatically granted to Calibr the following licenses to Scripps-CCW702 as stated in the Calibr Agreement: (i) a perpetual, irrevocable, worldwide, exclusive (even as to Ambrx) license (or sublicense as the case may be), with the right to grant a sublicense, under Ambrx patents, if any, with valid claims covering the invention described in the September 2017 Letter, to research, develop, make, have made, use, sell, offer for sale, export and import such invention. Inventions for all uses; and (ii) a perpetual, irrevocable, worldwide, non-exclusive
license (or sublicense, as the case may be), with the right to grant a Sublicense, under information directly related to such Ambrx patents to research, develop, make, have made, use, sell, offer to sale, export and import such excluded grandfathered research program inventions for all uses.
Under the Calibr Agreement, the Company made an upfront payment to Calibr of approximately $0.3 million and was obligated to make quarterly payments of $0.6 million during the term of the license grant which ended in February 2015. No amounts were paid under the Calibr Agreement during the years ended December 31, 2021, 2020 and 2019.
In May 2019, the Company entered into a research funding and option agreement with Calibr, pursuant to which Calibr will provide research services for the Company (the Research Agreement). The initial term of the Research Agreement is 18 months, as amended. Under the Research Agreement, during the years ended December 31, 2021, 2020 and 2019, the Company paid approximately $22,000, $0.3 million and $0.2 million, respectively.
Litigation
From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes there are no claims or actions pending against the Company as of December 31, 2021, which will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position, or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

F-2
3

Indemnification
In accordance with the Company’s amended and restated memorandum and articles of association, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving in such capacity. There have been no claims to date, and the Company has a directors and officers liability insurance policy that may enable it to recover a portion of any amounts paid for future claims.

7.	Leases
The Company has operating leases for its corporate offices and certain equipment. The leases have remaining lease terms of approximately three to six years. The Company is responsible for payment of taxes and operating expenses for the building, in addition to monthly base rent in the initial amount of approximately $0.1 million, with 3% annual increases. Upon execution of the lease in March 2005, the Company provided a security deposit of approximately $0.3 million which is included in other non-current
assets in the consolidated balance sheets. The Company has determined that the lease is an operating lease for accounting purposes.
In March 2005, the Company executed a lease for approximately 36,000 square feet. Effective December 1, 2021, the Company exercised its option to extend its existing facility lease for an additional five years (the Lease Amendment) through November 30, 2027. Upon delivery of the Company’s notice to exercise the right to extend the term option in the lease, the Company reassessed its facility lease. In December 2021, upon determination of the lease payments, the Company again reassessed facility lease. The reassessments of the Lease Amendment was determined to qualify as a change of accounting for the existing lease rather than a separate contract
. As such, the ROU assets and operating lease liabilities were remeasured using an incremental borrowing rate as of the reassessment date.
The Company determined there was no difference between the remeasured ROU asset and the operating lease liabilities and therefore no gain or loss was recognized and no impairment of the ROU asset occurred. During the fourth quarter of 2021, the Company recorded an increase in the ROU assets and lease liabilities of $11.5 million. The Company no longer has a right to extend the lease term.
The Company had the following activity related to its operating leases as of and during the years ended December 31 (in thousands):
The components of lease expense are as follows (in thousands):

	Years Ended December 31,
	2021	2020	2019
Operating lease expenses R&D
Operating lease costs	$1,203	$1,243	$1,242
Variable lease costs (1)	1,190	1,087	1,051
Operating lease expenses G&A
Operating lease costs	232	235	235
Variable lease costs (1)	231	206	199

Total operating lease expense	$2,856	$2,771	$2,727

(1)	Includes short-term lease costs which are immaterial.
Supplemental balance sheets information related to operating leases is as follows:

	December 31,
	2021	2020
ROU assets, net	$12,737	$2,641
Operating lease liabilities, current	915	1,595
Operating lease liabilities, net of current	12,212	1,598

F-2
4

Supplemental cash flow information related to leases is as follows:

	Years Ended December 31,
	2021	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$1,742	$1,692	$1,642
Weighted-average remaining lease term in years	5.9	1.9	2.9
Weighted-average discount rate	7.63%	5.99%	5.99%
The following table summarizes the Company’s future lease liabilities as of December 31, 2021 (in thousands):

Year ending December 31,
2022	$1,875
2023	2,814
2024	2,896
2025	2,982
2026	3,071
2027	2,892
16,530
Less interest expense	(3,403)
Present value of future lease payments	$13,127

8.	Convertible Preferred Shares and Ordinary Shares
Convertible Preferred Shares
In November 2020, the Company completed a private financing involving the sale by the Company of $100.0 million of newly-issued Series B preferred shares and the sale by the Company’s then majority shareholder, of $100.0 million of its existing shares to an existing investor and new investors (the Series B Financing). In conjunction with the Series B Financing, all previously outstanding ordinary shares (135,936,550), excluding 170,000 shares issued through the Company’s 2016 Equity incentive Plan, were redesignated on a one-for-one
basis into Series A preferred shares. Concurrent with the closing of the Company’s IPO, the Preferred Shares were automatically converted into 193,511,558 ordinary shares.
Ordinary Shares
As described in Note 1 –
Description of Business and Basis of Presentation,
the Company completed an IPO of 7,000,000 ADS shares (49,000,000 ordinary shares
) and the issuance of 892,831 ADS shares (6,249,817 ordinary shares).

Each ADS represents seven ordinary shares.
Amended and Restated Memorandum of Association
Concurrent with the closing of the IPO, the Company amended and restated its memorandum of association which authorizes the issuance of 500,000,000 ordinary shares and 100,000,000 of such class or classes (however designated) of shares as the Company’s board of directors may determine (the Undesignated Shares). As of December 31, 2021, the Company has no issued or outstanding Undesignated Shares.

9.	Revenue
During the years ended December 31, 2021, 2020 and 2019, the Company recognized revenue over time under each of its R&D agreements (R&D Agreements) as its performance obligations were satisfied. Variable consideration, such as development and regulatory milestones previously constrained is recognized to the extent a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

F-2
5

Revenue recognized was earned under the Company’s R&D Agreements and is summarized below based on the nature of payment type (in thousands):

Timing of Transfer of Goods or Services	License Fees	Reimbursements	Milestones	R&D Services	Total
Over time
2021 (1)	$3,533	$1,850	$—	$2,072	$7,455
2020	10,992	448	—	2,231	13,671
2019	2,283	2,782	3,500	1,746	10,311

(1)
2021 license fees
i
nclude a cumulative
catch-up
adjustment reducing revenue by approximately $1.4 million with an equal increase in total contract liabilities, for changes in total estimated effort to be incurred in the future to satisfy the performance obligation.

Remaining Performance Obligations and Deferred Revenue
As of December 31, 2021 and December 31, 2020, unsatisfied remaining performance obligations for minimum full-time equivalent (FTE) services expected to be provided over the next ten months to two
years under the Company’s R&D Agreements totaled $1.2 million and $2.3 million, respectively.
In addition, as of December 31, 2021 and 2020, the Company had deferred revenue of $5.7 million and $9.7 million, respectively, related to its remaining performance obligations to be satisfied over the next one to four years and one to three years, respectively
,
which were primarily related to (i) the combined performance obligation for the transfer of Company’s license and R&D services and (ii) conducting R&D activities which are a separate performance obligation in our contracts pursuant to research plans under the agreements.
R&D Agreements
Bristol-Myers Squibb Company (BMS)
In September 2011, the Company and BMS entered into two collaboration and license agreements (the
PEG-FGF21
Agreement and the BMS Relaxin Agreement) utilizing the Company’s ReCODE technology, which are
more fully described below.
BMS
PEG-FGF21
Agreement
R&D efforts under the BMS
PEG-FGF21
Agreement are focused on the development and commercialization of a product containing human FGF21 molecule having one or more non-naturally
occurring amino acids incorporated using the Company’s ReCODE technology. Under the terms of the BMS
PEG-FGF21
Agreement, BMS receives research, development, manufacturing, and worldwide commercialization rights for the Company’s human FGF21 product candidate,
BMS-986036,
and alternative or backup compounds to
BMS-986036.
The Company is eligible to receive milestones payments upon the achievement of certain clinical and regulatory events, and commercial sales thresholds and receive tiered royalties on a product-by-product
basis on aggregate worldwide net sales of each product. BMS may terminate the BMS PEG-FGF21 Agreement (i) upon three months’ written notice if regulatory approval has not yet been obtained for an applicable product in the United States or the European Union (EU), or (ii) upon six months’ written notice if regulatory approval has been obtained for an applicable product in either the United States or the EU. The Company or BMS may terminate the BMS
PEG-FGF21
Agreement for cause for safety reasons or upon other party’s material breach that remains uncured, or upon certain bankruptcy or insolvency proceedings. The Company may also terminate the BMS
PEG-FGF21
Agreement for cause due to BMS’ failure to use commercially reasonable efforts in the development and commercialization of products.

F-2
6

BMS Relaxin Agreement

R&D efforts under the BMS Relaxin Agreement are focused on the development and commercialization of a product containing a human Relaxin molecule having one or more non-naturally
occurring amino acid incorporated using the Company’s ReCODE technology in the field. Under the terms of the BMS Relaxin Agreement, BMS receives research, development, manufacturing, and worldwide commercialization rights for the human Relaxin compound and alternative or backup compounds to Relaxin.
The Company is eligible to receive clinical and regulatory milestone payments based on the successful development of products. The Company is also entitled to receive tiered royalties on a product-by-product
basis on aggregate worldwide net sales of each product. See Intangible Assets discussion in Note 2 –
Summary of Significant Accounting Policies
for discussion of the impairment during the first quarter of 2022 due to the termination of the BMS Relaxin Agreement.
Zhejiang Medicine Co. Ltd. (ZMC)
In June 2013, the Company entered into a
co-development
and license agreement with Zhejiang Medicine Co. Ltd. to develop and commercialize ARX788, (the ZMC Agreement). In March 2019, the ZMC Agreement was transferred to NovoCodex Biopharmaceutical Ltd (NovoCodex), a subsidiary of ZMC. Under the ZMC Agreement, both companies will continue the development of ARX788. ZMC is responsible, at its sole expense, for making commercially reasonable efforts to develop, obtain regulatory approval for and commercialize the licensed products in China and fund the development of the product in Australia or other jurisdictions approved by a joint steering committee through Phase 1 clinical trials. ZMC will receive commercial rights in China while Ambrx retains commercial rights outside of China and will receive low double-digit tiered royalties on sales of the product in China.
Under the terms of the ZMC Agreement, as amended, ZMC received an exclusive right and license for the prevention, and treatment of human diseases and conditions associated with αHer2 with the right to grant sublicenses under Ambrx existing patents and know how. Under the agreement the Company is entitled to receive tiered royalties based on aggregate net sales of ARX788 in the People’s Republic of China (PRC). In addition, the Company is obligated to pay ZMC a percentage range of any sublicensing profit that it may receive outside the PRC, or a percentage range on any net sales the Company may receive from sales of ARX788 outside the PRC.
BeiGene Ltd. (BeiGene)
In March 2019, the Company entered into a collaboration and exclusive license agreement with BeiGene for the development and commercialization of next-generation biologics drugs (the BeiGene Agreement) and received an upfront license payment to fund the initial discovery and research activities of $10.0 million. Under the terms of the BeiGene Agreement, BeiGene will have worldwide rights to develop and commercialize any drug products resulting from the collaboration. BeiGene may terminate the BeiGene Agreement upon three months’ written notice. The Company or BeiGene may terminate the BeiGene Agreement for cause for safety reasons or upon other party’s material breach that remains uncured after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. The Company may also terminate the BeiGene Agreement for cause due to BeiGene’s failure to use commercially reasonable efforts in the development and commercialization of products.
The Company is eligible to receive payments for R&D services performed by its employees based on the annual rate per FTE defined in the agreement, for a minimum of two and up to 25 FTEs. BeiGene will reimburse third-party costs incurred by the Company as agreed to per the BeiGene Agreement. The Company is also eligible to receive additional upfront payments if BeiGene elects to initiate additional programs and milestone payments upon achievement of certain potential development, regulatory, and sales-based milestones for all programs. The Company is also entitled to receive tiered royalties on a product-by-product
basis on aggregate worldwide net sales of each product.

F-2
7

At inception and through December 31, 2021, the license to the Company’s intellectual property and R&D services performed by the Company are combined as a single performance obligation. Accordingly, the Company recognizes revenue for the transaction price based upon efforts or inputs to satisfy its performance obligation relative to the total expected inputs. Due to the uncertainty in the achievement of the development and regulatory milestones, the variable consideration associated with these future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates are re-assessed
at each reporting period.
NovoCodex Biopharmaceuticals Ltd. (NovoCodex)
In October 2019, the Company entered into a
co-development
and commercialization agreement with NovoCodex, a majority owned company of ZMC to develop and commercialize Ambrx’s internally developed site-specific ADCs (the NovoCodex Agreement), and received an upfront, non-refundable,
and
non-creditable
payment of $2.0 million. The license to the Company’s intellectual property and R&D services performed by the Company until the initial manufacturing run or technology transfer are combined as a single performance obligation. R&D services performed after the initial manufacturing run or technology transfer are considered to represent a separate performance obligation. NovoCodex may terminate the NovoCodex Agreement upon six months written notice. The Company or NovoCodex may terminate the NovoCodex Agreement for cause for safety reasons or upon other party’s material breach that remains uncured after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. The Company may also terminate the NovoCodex Agreement for cause due to NovoCodex’s failure to use commercially reasonable efforts in the development and commercialization of products.
Under the terms of the NovoCodex Agreement, NovoCodex is responsible for developing and commercializing ARX305 in China while Ambrx is responsible for developing and commercializing ARX305 outside of China. NovoCodex will fund global development activities through the end of Phase 1 clinical trials. The Company is eligible to receive payments for R&D services for a minimum of one
FTE based on the annual rate defined in the agreement. The Company is eligible to receive milestone payments upon achievement of certain clinical development milestone. The Company is also eligible to receive tiered royalties on a product-by-product
basis on aggregate worldwide net sales of each product. NovoCodex is also eligible to share in a portion of ARX305 product sales outside of China. In the event the Company transfers or licenses the Phase 1 clinical data to a third party, NovoCodex is entitled to royalties on aggregate net sales of ARX305 outside of China.
At inception and through December 31, 2021, the Company has identified two performance obligations for all promises under the
NovoCodex Agreement. Accordingly, the Company recognizes revenue for the transaction price based upon efforts or inputs to satisfy its performance obligations relative to the total expected inputs. Due to the uncertainty in the achievement of the development milestones, the variable consideration associated with these future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates are re-assessed
at each reporting period.
Sino Biopharmaceutical Co., Ltd. (Sino Biopharma)
In January 2020, the Company entered into a
co-development
and license agreement with Sino Biopharma pursuant to which the Company (i) assigned to Sino Biopharma existing and future patent rights in the People’s Republic of China (inclusive of Hong Kong, Macau and Taiwan, the Sino Territory) to ARX822 and ARX102 (each a preclinical compound) and (ii) granted exclusive rights and licenses in the Sino Territory to develop and manufacture ARX822 and ARX102 (the Sino Agreement). Sino Biopharma is solely responsible, at its own expense, for marketing, selling, offering for sale, distributing, promoting and otherwise commercializing the products in the Sino Territory. Sino Biopharma shall use commercially reasonable efforts to obtain regulatory approval for and commercialize each product. Sino Biopharma may terminate the Sino Agreement upon six-months
written notice.

F-2
8

Under the terms of Sino Agreement, the Company received an upfront payment of $10.0 million, which was initially subject to refund by the Company to Sino Biopharma for nonperformance; however, as of December 31, 2020, the upfront payment is no longer subject to refund. Sino Biopharma is solely responsible for costs associated with the IND enabling activities and for providing the Company with study drug for up to 100 patients enrolled in a Phase 1 clinical trial for each ARX822 and ARX102, if any. The Company is also eligible to receive milestone payments upon achievement of certain potential development and regulatory milestones for each program. The Company is also entitled to receive tiered royalties on a product-by-product
basis on aggregate worldwide net sales of each product. With respect to each licensed product, the royalty term will terminate 12 years after the first commercial sale of such licensed product in the PRC.
At inception and through December 31, 2021, the Company has identified one performance obligation per each preclinical compound for all promises under the agreement. Accordingly, the Company recognizes revenue for the transaction price based upon efforts or inputs to satisfy its performance obligations relative to the total expected inputs. Due to the uncertainty in the achievement of the development and regulatory milestones, the variable consideration associated with these future milestone payments has been fully constrained (excluded) from the transaction price until such time that the Company concludes that it is probable that a significant reversal of previously recognized revenue will not occur. These estimates are re-assessed
at each reporting period.
Under the Sino Agreement, Sino Biopharma is solely responsible for providing the Company with study drug for the treatment of up to 100 patients, if any, enrolled in a Phase 1 clinical trial for each ARX822 and ARX102, which the Company considers to be noncash consideration. At inception of the agreement, the Company estimated the fair value of noncash consideration. Subsequent changes in the fair value of the noncash consideration, other than those attributable to a change in the form of the noncash consideration, are considered variable consideration and are included in the transaction price. Noncash consideration will be added to the transaction price to the extent a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the noncash consideration is subsequently resolved. Receipt of the study drug is not considered probable of being achieved until enrollment of either or both Phase 1 clinical trials for ARX822 and ARX102 commences. Any such adjustments are recorded on a cumulative catch-up
basis in the period of adjustment. As of December 31, 2021, the noncash consideration has not been included in the transaction price.
Contract Balances (in thousands):

	January 1, 2020	December 31, 2020	December 31, 2021
Receivables, included in accounts receivable, net	$843	$428	$1,239
Contract assets, included in prepaid expenses and other current assets	—	98	149
Contract liabilities included in deferred revenue, current and deferred revenue net of current portion	11,011	9,731	5,648
During the years ended December 31, 2021 and 2020, the Company did no
t recognize revenue from performance obligations satisfied (or partially satisfied) in previous periods. The Company recognized revenue of $
3.5
 million in milestone payments in 2019 from performance obligations satisfied (or partially satisfied) in previous periods.
Contract assets (amounts unbilled) at the end of the reporting period, if any, are transferred to accounts receivables, net when the rights of receipt become unconditional.

F-2
9

The following table summarizes contract liabilities (remaining performance obligations) to be satisfied over the next one to four years, which are primarily related to (i) the combined performance obligation for the transfer of Company’s license and R&D services and (ii) conducting R&D activities which are a separate performance obligation in the Company’s contracts pursuant to research plans under the agreements (in thousands):

	December 31, 2021	December 31, 2020
Beginning balance	$9,731	$11,011
Upfront fees:
License fees	—	10,000
Recognized as revenue:
License fees	(3,548)	(10,992)
Reimbursements	(535)	(288)

Ending balance	$5,648	$9,731

10.	Share-Based Compensation
2016 Equity Incentive Plan
The Company granted awards under the 2016 Plan until June 2021. The terms of the 2016 Plan provided for the grant of incentive share options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code), to the Company’s employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory options and restricted shares to the Company’s employees, directors and consultants, and the Company’s parent and subsidiary corporations’ employees and consultants. The board of directors had the authority to approve the employees and other service providers to whom equity awards were granted and had the authority to determine the terms of each award, subject to the terms of the 2016 Plan, including (i) the number of shares of ordinary shares subject to the award; (ii) when the award became exercisable; (iii) the option or share appreciation right exercise price, which needed to be at least 100% of the fair market value of the ordinary shares as of the date of grant; and (iv) the duration of the option or share appreciation right (which could not exceed 10 years). Options granted under the 2016 Plan generally are scheduled to vest over four years, subject to continued service, and subject to certain acceleration of vesting provisions, and expire no later than 10 years from the date of grant. In connection with the adoption of the 2021 Plan, the Company terminated the 2016 Plan for future use and provided that no further equity awards are to be granted under the 2016 Plan. All outstanding awards under the 2016 Plan will continue to be governed by their existing terms.
2021 Equity Incentive Plan
In June 2021, the Company’s board of directors adopted and the Company’s shareholders approved a 2021 Equity Incentive Plan (the 2021 Plan), and the 2021 Plan became effective June 17, 2021. The 2021 Plan provides for the issuance of up to 56,094,909, as amended, ordinary shares. The 2021 Plan has an evergreen provision whereby the number of ordinary shares reserved for future issuance will automatically increase on January 1 of each calendar year, starting January 1, 2022 through January 1, 2031, in an amount equal to 5% of the total number of shares of our share capital outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by the board of directors. The maximum number of ordinary shares that may be issued on the exercise of incentive share options under the 2021 Plan is 200,000,000. Such shares of the Company’s ordinary shares are reserved for issuance to employees, non-employee
directors and consultants of the Company. The 2021 Plan provides for the grant of incentive share options, non-incentive
share options, and restricted share awards to eligible recipients. Recipients of share options shall be eligible to purchase shares of the Company’s ordinary shares at an exercise price equal to no less than the (estimated) fair market value of such shares on the date of

F-
30

grant. The maximum term of options granted under the Plan is 10 years. Employee option grants generally vest 25% on the first anniversary of the original vesting commencement date, with the balance vesting monthly over the remaining 3 years (Standard Vesting). Share options are generally not exercisable prior to the applicable vesting date, unless otherwise accelerated under the terms of the applicable Plan agreement. Although the 2021 Plan provides for options to be issued with an early exercise provision, no options, to date, have been issued with such a right.
In addition, the shares to be reserved for issuance under the 2021 Plan will also include shares subject to share options or similar awards granted under the 2016 Plan that expire or terminate without having been exercised in full and shares issued pursuant to awards granted under the Company’s 2016 Plan that are forfeited to or repurchased by the Company.
During 2021, the number of ordinary shares issued pursuant to option exercises was 79,212 for gross proceeds to the Company of approximately $0.1 million. The intrinsic value of options exercised during 2021 was $0.1 million. During the year ended December 31, 2020, the number of ordinary shares issued pursuant to option exercises was 3,000, when the fair value of the Company’s ordinary shares was lower than the exercise price and therefore the intrinsic value of options exercised is $0.
2021 Employee Share Purchase Plan
In June 2021, the Company’s board of directors adopted and the shareholders approved the Company’s 2021 Employee Share Purchase Plan (the ESPP), which became effective on June 14, 2021. The ESPP allows eligible employees to purchase the Company’s ordinary shares at a discount through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. Initially 3,000,000, ordinary shares have been reserved for issuance under the ESPP. The ESPP has an evergreen provision whereby the number of ordinary shares reserved for future issuance will automatically increase on January 1 of each calendar year, starting January 1, 2022 through January 1, 2031, in an amount equal to 1% of the total number of shares of our share capital outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by the board of directors. The offering periods generally start on December 16 and June 16 of each year and end on December 15 and June 15, respectively, approximately twenty-four months later, with each offering containing four separate six month purchase periods. The administrator may, in its discretion, modify the terms of future offerings and purchase periods. The first offering started on the Company’s IPO date and will end on June 15, 2023.
On January 1, 2022, in accordance with the Company’s 2021 Plan and ESPP, ordinary shares available for issuance under the 2021 Plan and the ESPP increased by 13,506,027 and 2,701,205 ordinary shares, respectively, to 69,600,936 and 5,701,205 ordinary shares, respectively.
Ordinary Share Valuation
Prior to completion of the IPO, as there was no public market for the Company’s ordinary shares, the estimated fair value of the Company’s ordinary shares was historically determined by the board of directors as of the date of each option grant, with input from management, considering the most recently available third-party valuation of the Company’s ordinary shares and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.
These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide,
Valuation of Privately-Held Company Equity Securities Issued as Compensation (Practice Aid)
. The Practice Aid identifies various available methods for allocating the enterprise value across classes of series of capital shares in determining the fair value of the Company’s ordinary shares at each valuation date.

F
-3
1

After completion of the IPO, the Company’s board of directors determines the fair market value of the ordinary shares based on the closing price of the ADS shares as reported on the date of grant on the primary share exchange on which the Company’s ADS shares are traded and as converted to the ordinary share price equivalent on the date of grant. Future expense amounts for any particular period could be affected by changes in assumptions or market conditions.
On June 17, 2021, upon the closing of the Company’s IPO, options to purchase 7.7 million ordinary shares became fully vested under the original vesting terms, which resulted in $6.4 million share-based compensation expense being recognized in the Company’s consolidated statements of operations and comprehensive loss during the six-month period ended June 30, 2021.
The following tables summarizes option activity for the year ended December 31, 2021:

	Total Options	Weighted- Average Exercise Price-
Balance at January 1, 2021	28,377,521	$1.26
Granted	12,591,974	$1.72
Cancelled	(6,689,307)	$1.25
Exercised	(79,212)	$1.32

Balance at December 31, 2021	34,200,976	$1.43

The weighted-average remaining contractual life of options outstanding and exercisable at December 31, 2021 was approximately 8.1 years. The intrinsic value of all outstanding share options as of December 31, 2021, was $0.9 million, of which approximately $0.6 million was related to vested options.
The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the risk-free interest rate, the expected dividend yield of the Company’s ordinary shares, the expected volatility of the price of the Company’s ordinary shares, and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, the Company’s share-based compensation expense could be materially different in the future. These assumptions are estimated as follows:
Expected Term
—The expected term represents the time period options are expected to be outstanding. For plain vanilla options, as defined in the guidance, since the Company does not have sufficient historical experience for determining the expected term of the option awards granted, (i) it determines the expected term assumption for share options using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period and (ii) for options issued out-of-the
money or
in-the-money,
the Company uses the contractual term as the expected term of the options for the expected term assumption.
Risk-Free Interest Rate
—The risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon
issues with a term equivalent to that of the expected term of the share-based awards.
Expected Volatility
—We determine the price volatility based on the historical volatilities of industry peers as we have no trading history for our ordinary shares. We intend to continue to consistently apply this process using the same or a similar peer group of public companies, until a sufficient amount of historical information regarding the volatility of the price of our ordinary shares becomes available, or unless circumstances change such that the identified peer companies are no longer similar, in which case other suitable peer companies whose ordinary shares prices are publicly available would be utilized in the calculation.

Dividend Yield
—The expected dividend assumption is based on the Company’s current expectations about our anticipated dividend policy. To date, the Company has not declared any dividends and, therefore, the Company used an expected dividend yield of zero.
The weighted-average grant date fair values of options granted during the years ended December 31, 2021, 2020 and 2019 was approximately $1.20, $0.81 and $0.51 per share, respectively, utilizing the following assumptions:

	Stock Options			ESPP
	2021	2020	2019	2021	2020	2019
Expected volatility	80.5%	79.0%	68.3%	74.6%	—%	—%
Risk-free interest rate	1.0%	0.5%	1.8%	0.2%	—%	—%
Dividend yield	—%	—%	—%	—%	—%	—%
Expected term (in years)	6.0	6.3	10	1.3	—	—
The Company recorded share-based compensation expense as follows for the years ended December 31, (in thousands):

	2021	2020	2019
Research and development	$9,001	$824	$1,491
General and administrative	2,855	393	340

Total share-based compensation expense	$11,856	$1,217	$1,831

As of December 31, 2021, unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2021 Plan and the ESPP was $16.2 million and $0.5 million, respectively. These costs are expected to be recognized over a weighted-average term of 3.2 years for stock options and 1.3 years for the ESPP.

11.	Defined Contribution Plan
The Company established a defined contribution savings plan under Section 401(k) of the Code (the 401(k) Plan). The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax
basis. Matching contributions to the 401(k) plan may be made at the discretion of the Company’s board. During the years ended December 31, 2021, 2020 and 2019, the Company made discretionary contributions of $0.3 million, $0.2 million and $0.2 million, to the 401(k) Plan, respectively.

12.	Income Taxes
Loss before income taxes was as follows for the years ended December 31, (in thousands):

	2021	2020	2019
U.S. operations	$(61,541)	$(17,041)	$(20,996)
Non-U.S. operations	(6,746)	(797)	(1,319)

Loss before provision for income taxes	$(68,287)	$(17,838)	$(22,315)

F-3
3

The benefit from (provision for) income taxes consisted of the following for the years ended December 31, (in thousands):

	2021	2020	2019
Current:
U.S.	$—	$(71)	$(74)
State and local	1	1	1

Total current	1	(70)	(73)

Deferred:
U.S.	—	71	71

Total deferred	—	71	71

Total provision for (benefit from) income taxes	$1	$1	$(2)

The reconciliation between the Company’s effective tax rate and the federal statutory rate was as follows:

	2021	2020	2019
Income tax benefit at Cayman statutory rate	0.00%	0.00%	0.00%
U.S. and non-U.S. rate differential	19.49%	20.96%	21.34%
State taxes	3.94%	5.13%	0.90%
R&D credits	3.00%	3.31%	4.20%
Change in valuation allowance	(25.79%)	(22.72%)	(25.25%)
Non-deductible equity issuance costs	—%	(5.49%)	—%
Share-based compensation	(0.66%)	(0.90%)	(1.03%)
Other, net	0.02%	(0.29%)	(0.15	% )

Effective tax rate	0.00%	0.00%	0.01%

A valuation allowance has been established as realization of deferred tax assets has not met the more likely-than-not
threshold requirement. If the Company’s judgment changes and it is determined that the Company will be able to realize these deferred tax assets, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at December 31, 2021, will be accounted for as a reduction to income tax expense.
During 2021, 2020 and 2019, the change in the valuation allowance from prior year was an increase of $17.6 million, $4.1 million and $0.6 million, respectively.

F-3
4

Significant components of the Company’s deferred tax assets are shown below (in thousands).

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$48,179	$34,149
R&D credits	14,317	12,524
Lease liabilities	3,662	710
Share-based compensation	3,223	408
Deferred revenues	1,575	2,163
Other	1,047	208

Total deferred tax assets	72,003	50,162
Deferred tax liabilities:
IPR&D	(5,841)	(4,655)
Right-of-use assets	(3,553)	(587)
Intangible assets	(2,445)	(2,359)

Total deferred tax liabilities	(11,839)	(7,601)

Net deferred tax assets	60,164	42,561
Less: valuation allowance	(61,044)	(43,441)

Total net deferred tax liabilities	$(880)	$(880)

At December 31, 2021, the Company had U.S., state and foreign net operating loss carryforwards of approximately $192.5 million, $94.1 million and $4.4 million, respectively. The U.S., state and foreign tax loss carryforwards will begin to expire in 2025, 2028 and 2022, respectively, unless previously utilized. Additionally, at December 31, 2021, the Company also had U.S. and foreign net operating loss carryforwards of approximately $89.0 million and $2.0 million, respectively, which can be carried forward indefinitely. At December 31, 2021, the Company also had R&D tax credit carryforwards of approximately $10.4 million which will begin to expire in 2024 unless previously utilized. At December 31, 2021, the Company had state tax credit carryforwards of approximately $8.0 million, which can be carried
 forward indefinitely.
Pursuant to Internal Revenue Service Code (IRC) Sections 382 and 383, use of the Company’s net operating loss and R&D income tax credit carry forwards may be limited in the event of a future cumulative change in ownership of more than 50.0% within a three-year period. The Company completed an analysis under IRC Sections 382 and 383 through June 2015 and determined the Company’s U.S. net operating losses and R&D credits carryforwards may be limited due to changes in ownership in 2015. The analysis determined that substantially all net operating losses and R&D credit carryforwards could be utilized before expiration. No analysis under IRC Sections 382 and 383 has been completed for tax years 2016-2021. An annual limitation in Section 382 and 383 of the Code could result in the expiration of net operating loss and tax credit carryforwards before utilization; however, there is no tax impact as a result of the full valuation allowance on tax attributes.
Under Internal Revenue Code Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to under its pre-change
NOL carryforwards and other
pre-change
tax attributes to offset its post-change income may be limited. We have not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since we became a “loss corporation” as defined in Section 382. Future changes in our stock ownership, which may be outside of our control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.” If an “ownership change” has occurred or does occur in the future, utilization of the NOL carryforwards or other tax attributes may be limited, which could potentially result in an increased future tax liability to us.

F-3
5

As of December 31, 2021, the Company had liabilities for uncertain tax positions of $2.8 million, which if recognized would not impact the Company’s tax position and effective income tax rate due to a full valuation allowance. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2021, the Company had not accrued interest or penalties related to uncertain tax positions.
A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows (in thousands):

	December 31,
	2021	2020
Beginning balance	$2,282	$1,973
Additions based on tax positions related to the current year	485	309

Ending balance	$2,767	$2,282

The Company is subject to taxation in the U.S., California, China, and Australia. The Company is subject to income tax examination by tax authorities in the U.S. in tax years 2005 to 2021 due to its net operating losses. In China, the Company is subject to income tax examinations by tax authorities for its 2017 to 2021 tax years. In Australia, the Company is subject to income tax examinations by tax authorities for its 2019 to 2021 tax years.

13.	Related Party Transactions
In the ordinary course of business, the Company has related party transactions with affiliates of a noncontrolling shareholder. The following table presents the Company’s activities with affiliates of the noncontrolling shareholders (in thousands):

	December 31, 2021	December 31, 2020
Balances:
Prepaid R&D expenses	$55	$11
Accounts payable	167	118
Accrued liabilities	250	168

	Year ended December 31,
	2021	2020	2019
Year-to-date activity:
Amounts paid	$515	$2,881	$670
R&D expense recognized	520	271	1,920

F-3
6